As confidentially submitted to the U.S. Securities and Exchange Commission on April 23, 2026, as Amendment No. 2 to the draft registration statement submitted on February 17, 2026.
This Amendment No. 2 has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Quantinuum Inc.
(Exact name of registrant as specified in its charter)

Delaware	7373	41-4095842
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
303 S Technology Court
Broomfield, CO 80021
(855) 888-7686
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. Rajeeb Hazra
Chief Executive Officer
303 S Technology Court
Broomfield, CO 80021
(855) 888-7686
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ryan J. Maierson Cathy A. Birkeland Max Schleusener Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Kaniah Konkoly-Thege Chief Legal Officer, SVP Government Relations 303 S Technology Court Broomfield, CO 80021 (855) 888-7686	John B. Meade Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED         , 2026
        Shares
Quantinuum Inc.
Class A Common Stock

This is the initial public offering of Class A common stock of Quantinuum Inc. We are offering                 shares of Class A common stock. Prior to this offering, there has been no public market for our Class A common stock. We anticipate that the initial public offering price per share of our Class A common stock will be between $        and $       . We intend to apply to list our Class A common stock on the Nasdaq Global Market (“Nasdaq”) under the symbol “QNT.”
Quantinuum Inc. will have two classes of common stock authorized and outstanding after this offering: Class A common stock and Class B common stock. Each share of Class A common stock and each share of Class B common stock entitles its holder to one vote per share on all matters on which stockholders are entitled to vote. Holders of Class A common stock and Class B common stock will vote together as a single class, except as otherwise required by applicable law or our amended and restated certificate of incorporation. Holders of our Class B common stock do not have economic rights or the right to receive dividends or distributions upon the liquidation or winding up of Quantinuum Inc. See “Description of Capital Stock.” Immediately following this offering, all of our Class B common stock will be held by the Continuing Common Unitholders (as defined herein) on a one-to-one basis with the number of Common Units (as defined herein) that they own.
Quantinuum Inc. will be a holding company, and upon consummation of this offering and the application of the net proceeds therefrom, its sole asset will be      % of the Common Units of Quantinuum Holdings, LLC, a Delaware limited liability company (“Quantinuum Holdings”). Quantinuum Inc. will be the sole managing member of Quantinuum Holdings. See “Risk Factors—Risks Relating to Our Organizational Structure and the Tax Receivable Agreement.” Quantinuum Inc. will operate and control all of the business and affairs of Quantinuum Holdings, and its direct and indirect subsidiaries, and Quantinuum Inc. will conduct its business through Quantinuum Holdings.
Upon completion of this offering, the holders of our Class A common stock will collectively own       % of the economic interests in Quantinuum Inc. and have approximately       % of the combined voting power of our Class A common stock and Class B common stock (or own approximately       % of the economic interest in Quantinuum Inc. and have approximately       % of the combined voting power of our Class A common stock and Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). See “Description of Capital Stock” and “Organizational Structure.” Upon the completion of this offering (and assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock),                      shares of Class A common stock will be outstanding. If all shares of Class B common stock were to convert to shares of Class A common stock upon the completion of this offering (and assuming the underwriters did not exercise their option to purchase additional shares of Class A common stock), we would have                      shares of Class A common stock outstanding. See “Description of Capital Stock” and “Organizational Structure.”
Quantinuum Inc. intends to use the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase newly issued Common Units from Quantinuum Holdings at a price per unit equal to the public offering price per share of Class A common stock in this offering, less the underwriting discounts and commissions referred to below. Quantinuum Holdings intends to use the proceeds it receives from this offering for general corporate purposes and to pay the expenses associated with this offering. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions.” Assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, Quantinuum Inc. will own Common Units representing a      % economic interest in Quantinuum Holdings and we will exclusively operate and control all of the business and affairs of Quantinuum Holdings and conduct our business through Quantinuum Holdings and its subsidiaries. The Continuing Common Unitholders will hold the remaining Common Units representing a       % economic interest in Quantinuum Holdings. Upon the redemption or exchange of a Common Unit for a share of Class A common stock or cash, the corresponding share of Class B common stock will be canceled.
We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 31 to read about factors you should consider before deciding to invest in our Class A common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
__________________
(1)See “Underwriting” for a description of the compensation payable to the underwriters.
Quantinuum Inc. has granted the underwriters the option for a period of 30 days to purchase up to an additional           shares of Class A common stock at the initial public offering price less underwriting discounts and commissions.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of our Class A common stock against payment on         , 2026.

J.P. Morgan	Morgan Stanley

Jefferies	Evercore ISI
Prospectus dated         , 2026.

i

We have not, and the underwriters have not, authorized anyone to provide you information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, or provide any assurance as to the reliability of, any other information others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States.
Through and including                         , 2026 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.
ii

ABOUT THIS PROSPECTUS
Basis of Presentation
In connection with the consummation of this offering, we will undertake certain organizational transactions to reorganize our corporate structure. Unless otherwise stated or the context otherwise requires, information in this prospectus reflects the consummation of the Reorganization Transactions and Offering Transactions described in the “Organizational Structure” section of this prospectus, which we refer to collectively as the “Transactions.” In this prospectus, “Quantinuum,” the “Company,” “our company,” “we,” “us” and “our” refer (i) prior to the consummation of the Transactions to Quantinuum, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Quantinuum (Cayman)”), and its subsidiaries and (ii) after the Transactions to Quantinuum Inc. and its consolidated subsidiaries.
This prospectus includes historical consolidated financial and other data for Quantinuum (Cayman). Immediately following this offering, Quantinuum Inc. will be a holding company and its sole material assets will be its equity interests held directly or indirectly through wholly owned subsidiaries of Quantinuum Holdings. As the managing member of Quantinuum Holdings, Quantinuum Inc. will operate and control the business and affairs of Quantinuum Holdings and conduct our business through Quantinuum Holdings and its subsidiaries. Quantinuum (Cayman) will be the predecessor of Quantinuum Inc. The consolidated financial statements of Quantinuum Inc. will recognize the assets and liabilities received in the Reorganization Transactions at their historical carrying amounts.
See “Organizational Structure” for a diagram depicting our organizational structure after giving effect to the Transactions.
Financial Statement Presentation
Quantinuum (Cayman) is the predecessor entity of Quantinuum Inc. for financial reporting purposes. Quantinuum Inc. will consolidate Quantinuum Holdings on its consolidated financial statements and record a non-controlling interest related to the Common Units (as defined below) held by the Continuing Common Unitholders (as defined below) on its consolidated balance sheet and statement of comprehensive income. Accordingly, this prospectus contains the following historical financial statements:
•Quantinuum (Cayman). Quantinuum (Cayman) controls the business transactions and activities. The historical financial information included in this prospectus is that of Quantinuum (Cayman).
•Quantinuum Inc. The historical financial information of Quantinuum Inc. is not included in this prospectus as it is a newly incorporated entity, with no business transactions or activities to date, and no assets or liabilities during the periods presented in this prospectus. Quantinuum Inc. is the parent entity to Quantinuum Holdings.
•Quantinuum Holdings. The historical financial information of Quantinuum Holdings is not included in this prospectus as it is a newly incorporated entity, with no business transactions or activities to date, and no assets or liabilities during the periods presented in this prospectus.
•Unaudited Pro Forma Condensed Combined Financial Information: This prospectus contains unaudited pro forma condensed combined financial information as of and for the year ended December 31, 2025, which is derived from the “Unaudited Pro Forma Condensed Combined Financial Information” section of this prospectus. The unaudited pro forma condensed combined balance sheet as of December 31, 2025 contained in this prospectus presents the consolidated financial position of Quantinuum Inc. after giving effect to the Transactions as if all such transactions had occurred on December 31, 2025 and has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 contained in this prospectus presents the consolidated results of operations of Quantinuum Inc. after giving effect to the Transactions as if all such transactions had occurred on January 1, 2025 and has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information is presented for informational purposes only and may not be indicative of the results that would have been achieved if the foregoing transactions had taken place on an earlier date or on the dates assumed. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial condition and results of operations of Quantinuum Inc. or Quantinuum Holdings. See “Unaudited Pro Forma Condensed Combined Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed combined financial data.
Certain monetary amounts, percentages and other figures included in this prospectus are subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.
Our fiscal year begins on January 1 and ends on December 31 of the same year.
Non-GAAP Financial Measure
In this prospectus, we use the non-GAAP financial measure Adjusted EBITDA as a supplemental performance measure of our business to supplement financial information presented in accordance with generally accepted accounting principles in the United States (“GAAP”). Adjusted EBITDA is not intended to be a substitute for any GAAP financial measures, including income from operations or net loss, and, as calculated, may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. Adjusted EBITDA should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP. For the definition of Adjusted EBITDA, reconciliation to its most directly comparable GAAP financial measure and a statement of why our management believes the presentation of Adjusted EBITDA provides useful information to investors and any additional purposes for which management uses such metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure.”
Market and Industry Data
This prospectus includes information and estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports, surveys, studies, and other publications. Certain information is based on management estimates and calculations, which have been derived from third-party sources, as well as data from our internal research.
In presenting this information, we made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such estimates. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process, and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions, and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. The content of, or accessibility through, the sources and websites identified herein, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein, and any websites are an inactive textual reference only.

The sources of certain industry, market, and other data contained in this prospectus include:
•Montañez-Barrera, J. A., et al. (2025). Evaluating the performance of quantum processing units at large width and depth. arXiv preprint arXiv:2502.06471v2 (the “2025 Montañez-Barrera et al. Study”);
•Ransford, A, et al. (2025). Helios: A 98-qubit trapped-ion quantum computer. arXiv preprint arXiv:2511.05465 (the “2025 Ransford et al. Study”);
•Ryan-Anderson, C., et al. (2021). Realization of real-time fault-tolerant quantum error correction. arXiv preprint arXiv:2107.07505 (the “2021 Ryan-Anderson et al. Study”);
•Kretschmer, W., et al. (2025). Demonstrating an unconditional separation between quantum and classical information resources. arXiv preprint arXiv:2509.07255 (the “2025 Kretschmer et al. Study”);
•Bobier, Jean-François, et al. (2024, July) The Long-Term Forecast for Quantum Computing Still Looks Bright. BCG Global (the “2024 BCG Quantum Forecast”);
•Sorenson, Bob. Hyperion Research, 2022, Quantum Computing Early Adopters: Strong Prospects for Future QC Use Case Impact (the “2022 Hyperion Study”);
•Bravyi, S., et al. High-threshold and low-overhead fault-tolerant quantum memory. Nature 627, 778–782 (2024). https://doi.org/10.1038/s41586-024-07107-7 (the “2024 Bravyi et al. Nature Study”);
•Goto, H. (2024). High-performance fault-tolerant quantum computing with many-hypercube codes. Science Advances 10(36) (the “2024 Goto Science Advances Study”);
•Dasu, S., et al. (2026). Computing with many encoded logical qubits beyond break-even. arXiv preprint arXiv:2602.22211v1 (the “2026 Dasu et al. Study”);
•Dasu, S., et al. (2025). Breaking even with magic: demonstration of a high-fidelity logical non-Clifford gate. arXiv preprint arXiv:2506.14688v1 (the “2025 Dasu et al. Study”);
•IBM. Quantum Services & Resources. IBM Quantum (the “IBM Compute Resources”);
•Google Quantum AI. Willow Spec Sheet. Google (the “Google Quantum Chip Specification Sheet”);
•Sales Rodriguez, et al. Experimental demonstration of logical magic state distillation. Nature 645, 620–625 (2025). https://doi.org/10.1038/s41586-025-09367-3 (the “2024 Sales-Rodriguez et al. Nature Study”);
•Bluvstein, D., et al. Logical quantum processor based on reconfigurable atom arrays. Nature 626, 58–65 (2024). https://doi.org/10.1038/s41586-023-06927-3 (the “2024 Bluvstein et al. Nature Study”);
•Paetznick, A., et al. (2024). Demonstration of logical qubits and repeated error correction with better-than-physical error rates. arXiv preprint arXiv:2404.02280 (the “2024 Paetznick et al. Study”);
•Google Quantum AI and Collaborators. Quantum error correction below the surface code threshold. Nature 638, 920–926 (2025). https://doi.org/10.1038/s41586-024-08449-y (the “2025 Google Quantum Nature Study”);
•Bluvstein, D., et al. A fault-tolerant neutral-atom architecture for universal quantum computation. Nature 649, 39–46 (2026). https://doi.org/10.1038/s41586-025-09848-5 (the “2026 Bluvstein et al. Nature Study”); and
•Quantum Technology Monitor, McKinsey Digital, Apr. 2024 (the “McKinsey Quantum Monitor”).
Additionally, in this prospectus all statements regarding our quantum systems accuracy and performance refer to our comparative position in the global quantum computing industry, which is the industry in which we compete. We consider Alphabet Inc., International Business Machines Corp. (“IBM”), QuEra Computing Inc., IonQ, Inc.,

Atom Computing Inc., Alpine Computing and Rigetti Computing Inc. as our peer companies because they are the companies with the highest two-qubit gate fidelity in the quantum computing industry, based on the 2025 Montañez-Barrera et al. Study, as well as public filings of these peer companies. Two-qubit gate fidelity is the industry-standard for measuring the accuracy and performance of a quantum computer and is the most relevant category to understanding and comparing Quantinuum to others. A gate is a basic operation applied to one or more qubits to manipulate quantum information, similar to logic gates in classical computing. Fidelity is a measure of how accurately a quantum operation is performed. Higher fidelity means fewer errors and more accurate computation. Higher two-qubit gate fidelity is critical because it enables longer and more complex programs to execute correctly, and past a certain threshold ensures that error correction suppresses errors as systems scale, rather than allowing them to accumulate. Statements throughout this prospectus regarding our quantum systems accuracy and performance are based on our Helios system’s two-qubit gate fidelity of 99.921% as of December 31, 2025, which is the highest two-qubit gate fidelity among commercially available gate-based quantum computing systems, based on the 2025 Ransford et al. Study and our analysis of public filings of our peer companies.
Trademarks, Trade Names, Service Marks and Copyrights
This prospectus includes our trademarks, trade names, and service marks, including but not limited to Quantinuum, Apollo, Guppy, Helios, InQuanto, Lumos, Sol and our logo, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ®, ™ or SM symbols, but such references are not intended to indicate in any way that we or the applicable owner will not assert, to the fullest extent under applicable law, our or its rights or the rights of the applicable licensor to these trademarks, trade names, and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other parties.
Frequently Used Terms
As used in this prospectus, unless otherwise noted or the context requires otherwise:
•“Basis Adjustments” refers to the tax basis adjustments with respect to the Quantinuum Holdings’ assets that are expected to be obtained by Quantinuum Inc. resulting from (a) any future redemptions or exchanges of Common Units from the TRA Parties as described under “—Certain Relationships and Related Party Transactions—Quantinuum Holdings LLCA—Common Unit redemption right,” (b) certain distributions (or deemed distributions) by Quantinuum Holdings, and (c) payments made under the Tax Receivable Agreement.
•“Board” refers to the board of directors of Quantinuum Inc.
•“Cambridge Quantum” refers to Cambridge Quantum Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands.
•“Class A common stock” means Class A common stock, par value $0.0001 per share, of Quantinuum Inc.
•“Class B common stock” means Class B common stock, par value $0.0001 per share, of Quantinuum Inc.
•“Code” means the U.S. Internal Revenue Code of 1986, as amended.
•“Common Units” refers to the membership units of Quantinuum Holdings, including those that we purchase with the net proceeds from this offering, and those that Continuing Common Unitholders will receive in connection with the Reorganization Transactions in exchange for their equity interests in Quantinuum (Cayman) as described under “Organizational Structure”.
•“Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands.

•“Continuing Common Unitholders” refers to certain pre-IPO holders of equity interests in Quantinuum (Cayman) who will hold Common Units following the Reorganization Transactions, and our Class B common stock immediately following consummation of the Offering Transactions, as described under “Organizational Structure.”
•“Exchange Existing Basis” means the tax basis in certain assets of Quantinuum Holdings and certain of its direct or indirect subsidiaries (including assets that will eventually be subject to depreciation or amortization once placed in service) that is obtained by Quantinuum Inc. in connection with and is attributable to a Common Unit exchanged or redeemed by a TRA Party.
•“Existing Basis” means the Exchange Existing Basis and IPO Existing Basis.
•“HII” refers to Honeywell International Inc.
•“HHII” refers to Honeywell Holdings International Inc.
•“Honeywell” refers to, collectively, HII and HHII.
•“IPO Existing Basis” means the tax basis obtained by Quantinuum Inc. in connection with this offering and any subsequent capital contribution as a result of existing tax basis in certain assets of Quantinuum Holdings and certain of its direct or indirect subsidiaries, including assets that will eventually be subject to depreciation or amortization, once placed in service.
•“Merger Sub” refers to                   , an exempted company incorporated with limited liability under the laws of the Cayman Islands, a newly formed wholly owned subsidiary of Quantinuum Holdings.
•“Offering Transactions” refers to the offering of Class A common stock hereby and certain related transactions, as defined in “Organizational Structure—Offering Transactions.”
•“Quantinuum,” the “Company,” “our company,” “we,” “us” and “our” refers (i) prior to the consummation of the Transactions to Quantinuum (Cayman) and its subsidiaries and (ii) following the Transactions, to Quantinuum Inc. and its consolidated subsidiaries.
•“Quantinuum (Cayman)” refers to Quantinuum, an exempted company incorporated with limited liability under the laws of the Cayman Islands, and, following the Transactions, a subsidiary of Quantinuum Holdings.
•“Quantinuum Holdings” refers to Quantinuum Holdings, LLC, a Delaware limited liability company, and, following the Transactions, a subsidiary of Quantinuum Inc.
•“Quantinuum Holdings LLCA” refers, as applicable, to Quantinuum Holdings’ limited liability company agreement, as currently in effect, or to the amended and restated limited liability company agreement effective prior to the consummation of this offering, and as such agreement may thereafter be amended and/or restated.
•“Quantinuum Inc.” refers to Quantinuum Inc., a Delaware corporation.
•“Registration Rights Agreement” refers to the registration rights agreement entered into with certain of the Continuing Common Unitholders.
•“Reorganization Transactions” refers to the transactions described under “Organizational Structure—Reorganization Transactions.”
•“SOFR” refers to the Secured Overnight Financing Rate as administered by the Federal Reserve Bank of New York (or a successor administrator).
•“Tax Receivable Agreement” refers to the tax receivable agreement entered into with Quantinuum Holdings and the TRA Parties.

•“Transactions” refers to, collectively, the Offering Transactions and the Reorganization Transactions.
•“TRA Parties” refers to, collectively, Cambridge Quantum, Honeywell,                     and any future party to the Tax Receivable Agreement.
•“TRA Representatives” refers to                .
Glossary of Technical Terms
Core Quantum Computing Concepts
•Logical error rate: A measure of the probability that a logical qubit experiences an uncorrectable error. The logical error rate provides the number of logical operations that may be performed before an error occurs.
•Logical qubit: A higher quality (error-corrected) qubit created by combining multiple physical qubits and applying error correction techniques, allowing information to be stored and processed more reliably.
•Physical qubit: A qubit implemented using a physical system, such as an atom, ion, electrical circuit or photon. Physical qubits are less useful because they are susceptible to errors caused by noise and environmental interference and cannot run calculations at scale. Higher numbers of physical qubits in and of themselves are less relevant in measure unless and until they create logical qubits, with the physical to logical qubit ratio being the more important measure.
•Quantum computing: A form of computing that uses the principles of quantum mechanics to process information, enabling certain types of calculations that are impractical or infeasible for classical computers.
•Qubit: The fundamental unit of quantum information, and basic unit of information in a quantum computer, analogous to a bit in a classical computer. Unlike a classical bit that is either 0 or 1, a qubit can exist in a superposition, representing multiple states simultaneously (e.g. 0 and 1, with a probability of being measured as either), and can be entangled with other qubits, enabling more complex calculations.
Architecture and Performance Concepts
•All‑to‑all connectivity: A system property where any qubit can interact directly with any other qubit, reducing the number of routing operations and helping maintain higher fidelity during computation.
•Coherence time: The length of time a qubit can retain its quantum information before noise causes it to degrade. Longer coherence times allow for more computation before errors occur, enabling more of a system’s operation time to be used for calculation relative to error correction.
•Connectivity: The ability of qubits within a quantum computer to interact with one another. Higher connectivity can reduce the number of operations required to perform calculations and improve efficiency.
•Cross-talk: Unintended interference between qubits when operations on one qubit affect neighboring qubits, potentially introducing errors into the computation.
•Error correction: Techniques used to detect and correct errors in quantum computations while the computation is running, improving accuracy of outcomes and enabling practical applications.
•Error correction overhead: The number of physical qubits required to create and maintain an accurate logical qubit (also referred to as a physical-to-logical ratio). Higher error-correction overhead increases system size, complexity, and required computing resources.
•Error rate: The frequency with which mistakes occur during quantum operations. Lower error rates are critical for running longer, more complex algorithms.

•Fidelity: A measure of how accurately a quantum operation is performed. Higher fidelity means fewer errors and more accurate computation.
•Integrated optics: Miniaturized optical components fabricated on a chip, used to route laser light for qubit control in scalable quantum systems.
•Mid-circuit measurement: The ability to measure certain qubits while a quantum program is running, enabling error detection, adaptive logic, and real‑time workflow adjustments without restarting the computation.
•Parallelism: The ability to perform multiple quantum operations at the same time across different parts of a system, increasing overall throughput and reducing time-to-solution.
•Time-to-solution: A performance measure describing how long it takes to reach an accurate answer, accounting for accuracy (error rates), the number of gate operations required and the number of repetitions required.
Quantum Technology Approaches (Modalities)
•Neutral atoms: A quantum computing approach (such as that pursued by Infleqtion, a quantum technology company that uses neutral atom technology, among others) that uses uncharged atoms manipulated with lasers and magnetic fields to serve as qubits.
•Photons / photonic qubits: A quantum computing approach (such as that pursued by PsiQuantum and Xanadu, each of which use photonic technology, among others) that uses particles of light (photons) or squeezed states of light to encode and process information.
•Superconducting qubits: A quantum computing approach (such as that pursued by Alphabet, IBM, and Rigetti, each of which use superconducting technology, among others) based on tiny manufactured electrical circuits made from superconducting materials that must operate at extremely low (cryogenic) temperatures.
•Trapped-ions: A quantum computing approach (such as that pursued by Quantinuum and IonQ, each of which use ion trap technology) that uses electrically charged atoms (ions) held in place using electromagnetic fields.
System & Workflow Concepts
•Architecture: The overall system design that determines how qubits are arranged, controlled, connected, and scaled within a quantum computer.
•DMET: Density Matrix Embedding Theory used in quantum chemistry and condensed matter physics to efficiently and accurately solve strongly-correlated quantum many-body problems by splitting a large system into manageable parts.
•Domain‑specific libraries: Pre‑built collections of quantum routines and workflow components tailored to fields such as chemistry, materials science, optimization and machine learning.
•Fault‑tolerant quantum computing: A stage of quantum computing where systems can run long, complex algorithms reliably by continuously correcting errors during operation.
•Gate: A basic operation applied to one or more qubits to manipulate quantum information, similar to logic gates in classical computing.
•Guppy: Quantinuum’s open-source programming language designed to make writing quantum-classical hybrid programs easier, more expressive, and more accessible to developers.

•High‑performance computing (“HPC”): Large‑scale classical computing systems designed to perform complex calculations at very high speeds, often used for scientific and industrial applications.
•Hybrid quantum‑classical computing (“hybrid”): A computing approach in which quantum processing units (“QPUs”) work alongside classical computers, graphic processing units (“GPUs”) and AI systems, each handling the parts of a problem best-suited to them (this is distinct from the use of classical computers within the control system of quantum computers, which are used in all modalities).
•Platform: The system together with the software, developer tools, and services that enable users to build, deploy, and operate quantum applications. At Quantinuum, our platform includes programming languages, compilers, runtime and orchestration software, and domain-specific libraries that allow developers and customers to create reusable applications across system generations.
•Quantum advantage: The point at which a quantum computer can solve a meaningful problem faster, cheaper, or more accurately than a classical computer. The most promising applications, however, are not a speed up of time to compute compared to classical systems, but rather an unlock of use cases that are not currently addressable by classical computers.
•QCCD (Quantum Charge‑Coupled Device) architecture: A system architecture that moves trapped‑ion qubits between different zones for storage, computation, and measurement, enabling scalability and parallel operations.
•System: The quantum computer and its associated control hardware that executes quantum operations. In Quantinuum’s case, a system includes the trapped-ion processes, multi-zone QCCD architecture, real-time control electronics, and supporting hardware required to perform computation, measurement, and qubit transport.
•TKET: An open-source, quantum compiler and software development kit developed by Quantinuum that helps quantum programmers build, optimize, and execute quantum circuits across a wide range of quantum hardware platforms.
•Universal quantum computation: The ability of a quantum computer to run any quantum algorithm, as opposed to being limited to specific tasks or demonstrations.

LETTER FROM DR. RAJEEB HAZRA, CHIEF EXECUTIVE OFFICER
To Our Future Investors,
I’m excited to share the progress we have made over the last decade towards achieving one of the most profound technological ambitions of our time – harnessing the laws of quantum mechanics to create a new computing paradigm – quantum computing – capable of solving problems fundamentally beyond the capabilities of classical computing. After years of disciplined technical innovation by our world-class team, I’m proud to say that we have done exactly that. We have created a full-stack quantum computing platform with application software that is an industry leader in performance and accuracy, and we are already helping customers address real-world business and scientific challenges today.
Our quantum computing platform is built on the framework of the Quantum Charge-Coupled Device architecture and includes many key system-level innovations across silicon chip design, laser-based optics, control systems and software that generates high levels of accuracy while scaling system performance. We have delivered three successive quantum computing platforms based on this architecture – each more powerful and accurate than its predecessor – and we believe that we are executing a roadmap to the first commercial-scale, fully fault-tolerant quantum computer before the end of this decade, the Apollo system. As we innovate to improve our quantum computing platform, working collaboratively with partners like NVIDIA and Infineon, we are also deeply engaged with industry leaders, such as JPMorgan Chase, to create new applications to address their growing business needs.
Bringing together Honeywell’s innovative quantum hardware with Cambridge Quantum’s software capabilities in 2021 was based on deep conviction that the promise of commercially useful quantum computing could only be unlocked by a seamless offering of hardware and end-user-focused software applications, supported by a robust supply chain and a workforce capable of translating quantum power into practical solutions. Since then, we have attracted a range of world-class partners, investors and talent, enabling us to put financial and intellectual capital to work across the quantum stack and positioning Quantinuum as a leading, vertically integrated quantum computing company.
Customer deployments across commercial enterprises and governments already point to the scale of the opportunity ahead for Quantinuum – one that has the potential to be as impactful as AI promises to be, if not greater. Quantinuum is already helping our customers solve incredibly difficult, yet valuable problems, like enabling risk simulation and Monte Carlo methods in financial services, and running higher fidelity electronic structure calculations, enabled by our increasingly performant, accurate and programmable quantum computing platforms. These initial applications only scratch the surface – we believe that the full impact of what our technology can achieve will extend far beyond today’s identified use cases, reshaping industries and redefining what is computationally possible.
I’m grateful to our employees, partners, investors and customers whose trust made this chapter possible, and I look forward to welcoming public market investors on the journey ahead. This is a defining period, not just for Quantinuum, but for the future of computing. I invite you to join us as we help shape this next paradigm and deliver on our mission to change the world.
Sincerely,
Dr. Rajeeb Hazra
CEO, Quantinuum

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” and our consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated, references to our “common stock” include our Class A common stock and Class B common stock.
Our Company
Quantum computing is quickly evolving from research to early commercial adoption to address the insatiable need for computing power in the digital age. Even as classical computing continues to advance in energy-efficient performance, the huge computational demands of new applications such as artificial intelligence (“AI”) are making it challenging for classical computing to keep pace. Quantum computing is a fundamentally different approach that allows us to solve entirely new classes of problems in a resource-efficient manner. This paradigm change is being propelled by governments and enterprises, as they recognize quantum computing as a potential key enabler of long-term growth. Quantinuum was built with the mission to lead this transition and play a pivotal role in defining the future of the computing industry.
We believe the future of computing will be inherently hybrid, combining classical compute (i.e., CPUs), accelerated compute (i.e., GPUs) and quantum compute (i.e., QPUs). In this architecture, quantum computing will become a foundational layer for solving classes of problems that are fundamentally difficult for classical and accelerated systems alone. We view quantum computing not as a standalone replacement for classical systems, but as a new foundational layer within a hybrid computing stack. In this model, workloads are dynamically orchestrated across computing systems to ensure optimal execution, enabling each class of problem to be solved on the most appropriate computing substrate. Our quantum systems have been designed from the ground up with this hybrid framework in mind. We are already exploring protocols in which our quantum systems will generate data that is subsequently used by AI models to learn and guide the generation of additional data—creating a closed‑loop feedback system that accelerates discovery across multiple domains. Critically, unlike classical systems, our QPUs produce data that is extremely difficult—if not impossible—to produce classically. This confers a unique advantage: rather than training AI models on data that is broadly available or incrementally derived, we provide novel, high‑value data that would otherwise be prohibitively expensive or altogether unattainable. This capability is driven by our QPU’s ability to accurately model highly complex chemical and physical systems, unlocking insights beyond the reach of traditional computing approaches.
While we are in the early stages of commercial growth, our approach has seen recent success as reflected in our bookings. Bookings were $79.3 million for the year ended December 31, 2025. Bookings represent the aggregate dollar value of customer contracts executed during a given period. The ultimate value of our bookings is impacted by new contracts, modifications and terminations. In addition, we are excited by our robust booking pipeline that involves various projects at different stages of the pre-booking process. Our net revenue and net loss for the year ended December 31, 2025 was $30.9 million and $192.6 million, respectively. For the year ended December 31, 2024, our net revenue and net loss was $23.0 million and $144.1 million, respectively. Additionally, as of December 31, 2025, our cash and cash equivalents were $762.6 million.
Quantinuum is a leading quantum computing platform that offers solutions like hardware platforms, developer tools, application libraries and solution-targeted intellectual property (“IP”). Our vertically integrated quantum computing platform combines sophisticated quantum hardware systems and middleware with application software designed to make quantum computing deployable in real-world environments. By enabling hybrid quantum-classical computing workflows with our software, we believe we accelerate the creation of entirely new application categories, such as quantum-enabled AI.
Our model of working closely with our customers and partners to build new hardware and software capabilities builds deep, durable relationships that we believe enables Quantinuum to create and capture value. Our selective approach to what we retain as proprietary and what we license as open-source is designed to accelerate developer adoption and ecosystem growth without compromising long-term competitive advantages. Core architectural and system-level IP remain proprietary and protected, while openness is pursued in areas where it strengthens developer engagement.
Our QCCD architecture is designed to prioritize accuracy, connectivity and system-level performance over raw gate speed, reflecting our focus on improving time-to-solution for real-world workloads. Quantinuum’s platform is built on the well-established QCCD architecture established in the early 2000s, which we implemented with novel designs and capabilities to achieve the industry’s highest accuracy levels based on Helios’ 99.921% average two-qubit gate fidelity, as of December 31, 2025. See “About this Prospectus—Market and Industry Data.” In fact, we were the first in the industry to implement logical qubits with a higher accuracy than physical qubits, according to the 2021 Ryan-Anderson et al. Study. Quantinuum has demonstrated technical and operational progress through multiple generations of commercially deployed quantum systems, including H1 (2020), H2 (2023) and Helios (2025). H1 was the first commercial quantum system to demonstrate “Three Nines” (“99.9%”) accuracy for two-qubit gates across all qubit pairs, according to the 2025 Kretschmer et al. Study, and each generation delivered measurable improvements in performance and accuracy. Our team continues to build on these improvements and is working on future system generations, such as Sol, which we expect to introduce in 2027 and anticipate will achieve up to 100 logical qubits (a key milestone in fault-tolerant computing), and Apollo, which we expect to introduce in 2029 and anticipate will achieve 100s of logical qubits.
While certain alternative approaches, such as superconducting architectures, may achieve faster individual gate speeds, they often require significantly more operations and higher error-correction overhead to reach a reliable result. We evaluate the performance and commercial readiness of our platform using system-level metrics that we—and our customers—believe are indicative of real-world value and the ability to produce successful outcomes and solutions, rather than early stage and traditional metrics, such as raw qubit count or gate speed. The metrics and performance drivers that best showcase our ability to achieve results include fidelity, number of logical qubits, system scalability, time-to-solution and full-stack performance. We believe these metrics are more directly aligned with customer outcomes and commercial adoption, system cost and the ability to support increasingly complex workloads.
Our strategy is hardware-led and software-enhanced, delivering high-accuracy quantum hardware with co-optimized middleware and applications to enable customers to design and implement solutions. Our middleware tools for quantum software developers, like the high-level quantum programming language, Guppy, are designed to make writing and executing quantum programs easy, enabling customers to build high-value solutions. We believe that our software tools across multiple platforms significantly lower the adoption hurdle in application development while creating loyalty to Quantinuum’s platform. We expect that our full-stack offerings, including applications, will help us capitalize on early commercial value as quantum technology is deployed across industries, while preserving significant flexibility to capture value as the industry moves up stack.
Quantinuum was formed in 2021 through the combination of Honeywell Quantum Solutions and Cambridge Quantum, uniting innovative quantum hardware expertise with advanced quantum software capabilities. As a controlled affiliate of Honeywell, we inherited discipline and a culture of execution while benefiting from world-class infrastructure, supply-chain relationships and management expertise. Honeywell has also served as both a testing ground for our tools and as an early customer, deploying our solutions in its products. Honeywell has indicated its intent to remain a strategic customer and partner following this offering.
Quantinuum has a global workforce of approximately 700 employees, including world-class scientists and researchers as of March 11, 2026. More than 450 of our employees hold advanced PhDs or Masters degrees, with those holding PhDs representing over 40% of our global workforce and those holding PhDs or Masters degrees representing more than 70% of our technology team. We also employ approximately 410 hardware experts and 105 software experts. We have active customer engagements primarily focused across pharmaceuticals, materials science, financial services, government and industrial markets, including with market leaders, such as JPMorgan Chase in financial services, Amgen in pharmaceuticals, Mitsui & Co. in cybersecurity and Honeywell in chemistry, each of whom serves as both a customer and an innovation partner.

We believe we are positioned to scale our business using a layered approach to monetization:
1.Grow and maintain market leadership in on-premises and cloud-based quantum solutions, reinforcing scale advantages and customer stickiness.
2.Expand monetization beyond hardware by building high-margin software, applications, and outcome-driven intellectual property that capture recurring value.
We believe Quantinuum is uniquely positioned to capture a leading share of value as quantum computing transitions from early adoption to scaled commercial deployment.
Key value drivers for our business include:
•Differentiated commercially deployed hardware that has the computational power and accuracy to enable a high-value application platform;
•Differentiated middleware, co-designed with the hardware platform, that allows software developers to efficiently create and deploy new applications;
•Resilient and flexible business model that includes the ability to monetize Quantinuum’s vertical integration while retaining optionality for monetizing software across a broader base of platforms than just our own;
•Operational maturity and execution, with demonstrated customer traction and diversified end-market exposure;
•Leading technical and business management capabilities with deep expertise across high performance computing hardware and software, as well as manufacturing and operational excellence; and
•Culture rooted in innovation, discipline, and strategic collaboration.
These factors support our conviction that Quantinuum is well positioned to lead the quantum computing market and to generate durable value for customers, partners and stockholders.
Why Now: Market Opportunity and Industry Dynamics
AI and other data-intensive workloads are pushing computing demand to new levels. Classical computing is approaching structural compute and bandwidth limitations (e.g., energy, memory scaling and interconnect bandwidth) that, despite efforts to improve capabilities, are proving to be increasingly more difficult and expensive to solve.
Quantum computing represents a new computational paradigm that expands the realm of what is practically computable and enables solutions to many classes of problems that are impossible to solve for even the most advanced classical supercomputers. The power of quantum computing can best be summarized by understanding that it changes the way computations are performed compared to classical computers.
By leveraging quantum physics, quantum computers fundamentally change the rules of computation. For example, classical bits can only exist in either the 0 or 1 state. This is an unbreakable ‘rule’ that must be followed in all classical computations. In contrast, quantum bits can exist simultaneously in 0 and 1 (this is known as superposition), which meaningfully changes how computations can occur and proceed. Another key example like this is entanglement. Classical bits exist independently of each other, the state of one bit having no effect on the state of any other bits (again, this is an unbreakable rule in classical computation). In quantum computing, you can entangle bits so that the state of one bit directly influences the state of its entangled partner, no matter how far apart they are physically. Ultimately, this means that computations can do entirely new and different things that classical computers can never do. You can think of this like comparing a drum to a flute – both play music, but they use different physics to achieve their effects (and while they can probably be made to imitate each other in some restricted use cases, they generally create totally different outcomes). The most famous example of a different outcome in computing is known as ‘Shor’s Algorithm’ where it was proven by Dr. Peter Shor that a sufficiently large and accurate quantum computer could factor large numbers, a task that is strictly impossible for even the most powerful classical supercomputer, no matter how big we build it.
•Exponential Scaling: Refers to situations in which resource requirements increase exponentially with system size, meaning that modest increases in problem size can result in very large increases in computing time or memory. For example, a quantum computer can represent a general n-particle quantum system using n quantum bits, such that the resources needed to represent the system grow linearly with system size. By contrast, classically simulating that same system generally requires tracking 2n amplitudes, causing the classical resources required to model the system to rise exponentially as system size increases. As a result, for certain system sizes, classical simulation becomes impractical, while modeling the same system on a quantum computer requires substantially fewer resources.
•Data Analysis: In classical computers, information is encoded in bits that are either 0 or 1. Quantum computers leverage superposition and entanglement, allowing qubits to represent combinations of states and enabling some computations over very large state spaces to be performed more efficiently than on comparable classical systems that incorporate AI.
•Simultaneous Calculations: Classical computers generally solve problems through sequences of discrete operations, sometimes accelerated through parallel processing. Quantum computers use superposition, entanglement and interference to manipulate many possible computational paths within a single quantum state. This does not mean they evaluate every possible scenario independently at the same time, but it can allow certain problems to be solved more efficiently than on classical systems.
As quantum computing matures, we believe that it will address previously unsolvable computational problems. While quantum may displace certain classical computing use cases where a great enough speed up is enabled via quantum computing, in many cases, we believe that hybrid workflows will emerge as the most effective way to solve these problems. We envision that a portion of a dataset will be housed on a classical computer and another portion will be managed on a quantum computer, with an iterative feedback and computational loop between the two. In addition, quantum computing can generate high‑fidelity simulation and optimization data that is difficult or impractical to produce using classical methods alone, which can be incorporated into hybrid workflows to enhance the training and performance of AI models. Through both standalone quantum computing, as well as hybrid computing, we believe this paradigm will unlock new categories of commercial applications, thereby unlocking the full potential of AI.
According to the 2024 BCG Quantum Forecast, companies are already deriving economic value from quantum computing, primarily concentrated in problem classes where computational costs are extremely high and where marginal improvements can have meaningful economic impact. These domains include chemistry and materials discovery, life sciences and drug development, large-scale optimization across finance, logistics, supply chain, cryptography and security. Across these areas, faster discovery, higher accuracy and reduced experimentation or simulation costs are anticipated to translate into material economic outcomes, making them among the earliest candidates for practical quantum-enabled value creation. According to the 2022 Hyperion Study, over 80% of surveyed enterprises were moving forward with an increased commitment towards in-house quantum computing capabilities.
By 2030, early winners running useful applications on the most capable quantum systems are forecasted to create approximately $5 to $10 billion in end-user value, increasing to up to $850 billion by 2040, according to the 2024 BCG Quantum Forecast. We believe this represents the early phase of a broader transition toward utility-scale quantum computing, where the range of applications and associated economic impact is expected to expand significantly. While early value creation is expected to be driven in part by hardware performance, we believe long-term competitive advantage will increasingly depend on platform capabilities, including software, developer ecosystems and application-specific workflows. Our full-stack approach is designed to position us to capture value across these layers as the industry matures. We believe companies that establish early leadership in system performance, developer ecosystems and application workflows will be best positioned to capture a disproportionate share of long-term value as quantum computing adoption accelerates.

Quantum Computing Value Across Key End Markets
Source: 2024 BCG Quantum Forecast
What Sets Quantinuum Apart
Quantinuum is a leading full-stack quantum computing company, building advanced quantum systems and bringing commercially viable quantum solutions to market. We have invested more than $2 billion in research and development (“R&D”) over the last decade. Over multiple generations, our systems have improved in performance and accuracy while pushing quantum computing closer to the ease and flexibility of classical computing via native tools that make quantum workflows more accessible. Our full-stack platform positions us to capture value beyond hardware and is already enabling our customers to solve critical business problems. We believe this full-stack platform approach differentiates us from hardware-only or software-only providers by enabling coordinated optimization across layers and allowing improvements in one part of the system to translate into measurable gains in overall performance. In addition, our software stack is designed to operate across multiple quantum hardware platforms beyond Quantinuum’s own systems, enabling developers to build, reuse and deploy quantum workflows independent of underlying hardware modality. This hardware‑agnostic approach expands our addressable developer ecosystem and supports broader adoption of our tools as quantum computing capabilities scale. Our operational rigor and deep technical expertise have delivered consistent breakthroughs, with our pace of innovation accelerating as we move towards future generations of our technology.
Platform Differentiation
We believe the true measure of commercial viability is a quantum platform’s ability to deliver increasing performance on an improving cost curve without making a trade-off in speed or accuracy as systems scale. Quantinuum’s QCCD-based hardware combines the advantages of identical qubits and high-fidelity operations, in a scalable fault-tolerant system design using quantum error correction, to enable customers to execute workloads with reduced resource use (e.g., lower error correction overhead) and repeatable performance across successive system generations in real-world environments. Our hardware capabilities are augmented by a powerful set of middleware tools that facilitate developer efficiency in application development and deployment.
Our roadmap has been supported in independent assessments, including government‑sponsored research programs such as those conducted by The Defense Advanced Research Projects Agency (“DARPA”). Quantinuum was selected to advance to Stage B of DARPA’s Quantum Benchmarking Initiative, which is a one-year, detailed R&D phase where selected companies develop comprehensive plans for building utility-scale, fault-tolerant quantum computers by 2033, providing validation of the concept of our future generation large-scale utility systems.

Quantinuum’s Forward-Looking Technology Roadmap
*Analysis based on recent literature in new, novel error-correcting codes predicts that error could be as low as 1E-10 in Apollo (ref: 2024 Bravyi et al. Nature Study, 2024 Goto Science Advances Study)
Quantinuum’s Helios system, the most accurate commercial quantum computer based on two-qubit gate fidelity as of December 31, 2025 according to the 2025 Ransford et al. Study and our analysis of public filings of our peer companies, breaks new ground in several areas:
1.With 98 physical qubits, Helios achieved 99.921% two-qubit gate fidelity, according to the 2025 Ransford et al. Study, exceeding the widely cited “Three Nines” threshold (>99.9%). High two-qubit gate fidelity is critical because it enables longer and more complex programs to execute correctly, ensuring that error correction suppresses errors as systems scale, rather than allowing them to accumulate.
2.Helios also achieved 48 logical qubits, 4 times more than its predecessor, H2 – a level broadly regarded within the industry as necessary for quantum systems to begin solving problems that are impractical for conventional supercomputers.
3.Helios achieved these 48 logical qubits from only 98 physical qubits, the first to achieve an error-correcting overhead in a commercial setting of 2:1 (physical to logical qubits ratio), according to the 2026 Dasu et al. Study. Previously quoted results in research had an overhead of up to 100:1 as best-in-class according to the 2025 Google Quantum Nature Study. This lower overhead is a significant advantage in scaling our systems to larger qubit counts compared to other systems with a higher overhead due to the increased manufacturing complexity and costs associated with higher overhead systems.
These capabilities translate directly into customer-relevant outcomes. At launch, Helios enabled large-scale simulations in physics and materials science, including studies of magnetism and high-temperature superconductivity, as well as a clear demonstration of quantum advantage via the well-known ‘Random Circuit Sampling’ benchmark.
When we announced our forward-looking technology roadmap in late 2024, we stated that Helios would reach a 48 logical qubit milestone, and we delivered on that commitment. We believe this execution track record positions us well to deliver in the next phase of our roadmap, including Sol (expected in 2027), which is targeting approximately 100 logical qubits approaching 99.999% (“Five Nines”) logical fidelity. Beyond Sol, we expect Apollo (targeted for 2029) to deliver 100s of logical qubits with up to 99.99999999% (“Ten Nines”) logical fidelity, which means you can run ~10 billion operations before there is an error, further extending the set of problems that our systems can potentially solve. A key element of executing our technology roadmap is the parallel development of future system generations. While finalizing the commercial release of Helios, our team has continued to develop various prototypes of the Sol and Apollo systems that we refine using common testbeds. For example, we have already demonstrated a laboratory prototype of the Sol chip, validating critical architectural features, including our approach to broadcasting control signals to multiple qubits simultaneously to support scalable system performance. Our common testbed approach enables us to work on multiple system generations at once and helps us to timely deliver, and in some cases accelerate, our technology roadmap. See “Risk Factors—Risks Relating to Our Business and Industry—Our roadmaps and plans for commercialization involve technology that is not yet available for customers and may never become available or meet desired technical specifications.”
We have designed our hardware with characteristics that we believe give Quantinuum an advantage in delivering accurate, scalable and commercially useful quantum computation:
•Proven Architecture: Quantinuum uses the QCCD architecture, proposed by Dr. David Wineland at the National Institute of Standards and Technology in 2002. The QCCD architecture uses electromagnetic fields to suspend qubits just a few microns above the chip, which are then moved around with exacting precision, while their quantum state is controlled with ultra-low-noise lasers.
•Innovative Design: Key features of our implementation of QCCD architecture:
◦Mobile qubits, allowing quantum information to flow through the processor, parallel operations in different zones, and bespoke connectivity (any qubit can be entangled with any other qubit, allowing for high-dimensional codes and problem-solving approaches);
◦Identical qubits, the use of which eliminates the need for complex calibration protocols that have poor scaling behavior;
◦Adaptive control with low noise electronics, which means we can adjust our programs on the fly to respond to measurement outcomes or errors, while maintaining the delicate quantum state of the qubits;
◦Laser-based qubit cooling, which is energy efficient, is capable of being cooled to a level approximately 1,000 times colder than superconducting approaches, and does not rely on scarce resources like Helium-3;
◦A solution to the ‘wiring problem,’ eliminating separate signals for each qubit and instead broadcasting signals to control qubits in bulk; and
◦Industry-first ‘junction’ technology, which allows qubit paths to cross and enables large-scale, grid-like arrangements, a crucial enabler for scaling.
•Platform Benefits: Put together, these features enable mid-circuit measurement, which is crucial for error correction and on-the-fly circuit changes, as well as low crosstalk, isolating different functions into different zones and keeping the quantum states pure and undisturbed. Ultimately, this means that fault-tolerance is possible in the near term rather than representing a future engineering challenge.
Full-Stack Operating Model
Quantinuum’s integrated, full-stack approach – spanning hardware, middleware, compilers, algorithm libraries and application frameworks – reduces friction for customers and developers, while allowing platform improvements to compound over time rather than reset with each new system generation. We believe this full-stack platform approach differentiates us from hardware-only or software-only providers by enabling coordinated optimization across layers and allowing improvements in one part of the system to translate into measurable gains in overall performance. This model also enables us to capture value across multiple layers of the platform, including system access, software usage and application development. Customer engagements often result in reusable workflows and outcome-oriented intellectual property; those learnings can be leveraged across other client use-cases, enhancing platform stickiness. We designed our developer ecosystem to preserve prior development investment through stable programming models and consistent application programming interfaces that integrate with existing customer environments. As we have observed, this continuity enables efficient adoption of hybrid workflows and supports long-term customer engagement as the platform evolves.
Alongside our Helios system, Quantinuum launched a completely new software stack designed to make quantum programming as intuitive as classical programming. Pairing with a new real-time control engine, which enables our systems to create dynamic quantum programs that can respond to results as they come in, developers can use our native, Python-like quantum programming language for quantum computing, Guppy, to write dynamic circuits that were previously impossible with prior technology. Compatibility with existing ecosystems, including platforms such as NVIDIA CUDA‑Q, allows Quantinuum’s software to extend rather than compete with, established developer environments, attracting a broader base of users and reinforcing platform defensibility. We believe this integrated software stack can increase developer productivity, accelerate workflow creation and support broader adoption of the Quantinuum platform.
Our software architecture is designed with characteristics that we believe give Quantinuum an advantage in enabling accurate, scalable and commercially useful quantum computation:
•Accessible, high-level programming model: Consistent, high-level software abstraction simplifies development and reduces variability across applications, allowing developers to write, maintain and scale quantum programs as systems and use cases grow.
•Domain-specific libraries and workflows: Pre-built software libraries and workflows tailored to specific application domains shorten development cycles and allow customers to move more quickly from experimentation to real use cases, without building quantum applications from scratch.
•Integration with existing computers: Software designed to integrate with existing high-performance computing, AI and cloud environments, allowing quantum computing to complement established systems rather than requiring customers to adopt entirely new workflows.
•Cloud and on-premises deployment flexibility: Consistent software platform that supports both cloud-based access and on-premises deployment, enabling customers to adopt quantum computing in a way that aligns with their security, latency and infrastructure requirements.
•Continuity across system generations: Stable software abstractions and interfaces that preserve customer and developer investment by allowing applications and workflows built today to remain usable as hardware capabilities improve over successive system generations.
Operational and Commercial Readiness at Scale
Widespread quantum adoption depends on commercially scalable platforms that deliver predictable and stable performance. We believe Quantinuum’s system architecture and disciplined execution offer reliable scaling of logical qubits and a predictable technology roadmap, enabling customers and partners to plan with confidence. Each generation of our roadmap is designed to expand commercial opportunity by increasing logical qubit numbers, improving fidelity and reducing time-to-solution, which is expected to enable larger workloads and higher-value applications. Our platform is built for stable, repeatable and production-ready deployment, supported by established manufacturing discipline, quality systems and supply-chain infrastructure borrowed from Honeywell.
Quantinuum aims to scale manufacturing through a hybrid model, assembling and validating the early systems of each generation in-house before transitioning to outsourced production through partners such as Quanta. We plan to retain direct control over critical integration, testing and performance validation, while leveraging partners for higher-volume manufacturing and supply-chain execution.
In parallel, we expect to build and diversify our supply chain by investing in critical technologies and selectively licensing key IP to suppliers. We believe that this approach strengthens supply availability, reduces concentration risk and supports repeatable, industrial-scale system deployment.

Our Business Growth Strategy
Our objective is to accelerate commercial adoption and value creation across the quantum ecosystem, and position Quantinuum to hold a meaningful share of the industry as it matures.
Platform Flywheel
The core of our strategy is a self-reinforcing platform approach driven by advances in hardware that deliver measurable improvements in performance, reliability and scalability. Our technology roadmap and track record of successful execution against our goals has demonstrated achievement of defined milestones over multiple generations, most recently with Helios, the most accurate quantum computer on the commercial market based on two-qubit gate fidelity as of December 31, 2025.
Capturing value in the long term requires careful integration of differentiated hardware and software alongside close collaboration with customers to expand use cases. Quantinuum’s platform – available on-premises and via cloud-based systems – enables developers to build, test and deploy quantum workflows directly on Quantinuum systems. As customers standardize on our tools and workflows, they benefit from code reuse, hardware‑software co‑design and continuity across system generations, easing adoption and deepening customer relationships. Improved capabilities, driven by developer feedback, are expected to draw more developers into our ecosystem as our tools become embedded in critical applications. By offering a full-stack platform, we focus on system-level outcomes that matter to customers, encouraging repeat usage and long-term engagement, and enable customers to expand workflows as Quantinuum’s platform evolves. Our targeted industry vertical approach allows us to generate reusable components, outcome‑oriented IP and deeper domain expertise within these industries.
Our business model has four core revenue levers:
1.Providing access to quantum computing infrastructure, delivered through both on‑premise and cloud-based systems;
2.Licensing quantum software and developer tools across cloud and on‑premise environments;
3.Providing research and application‑development services to work directly with our partners to build and validate high‑value use cases; and
4.Selectively monetizing outcome‑oriented IP developed internally or in partnership with customers.
These revenue streams are designed to scale with system capability, customer adoption and workload complexity. As customers progress from early evaluation to production-scale deployments, we expect increased system utilization, expanded software usage and larger customer engagements.

We designed our ecosystem to support the industrialization of quantum computing, including investments in supply‑chain expansion, materials procurement and manufacturing readiness to support consistent system delivery. We leverage ecosystem and manufacturing partners to accelerate scale, while retaining control of core platform architecture and critical IP.
Intellectual Property
Our IP is a core differentiator for Quantinuum and is foundational to our ability to scale and commercialize our platform. Our IP framework is designed to protect the architectural and system-level capabilities that underpin platform performance, while preserving flexibility to monetize innovation across hardware, software and application layers as quantum adoption matures through open-source licensing. Our selective approach to what we retain as proprietary and what we license as open-source is designed to accelerate developer adoption and ecosystem growth without compromising long-term competitive advantages. Core architectural and system-level IP remain proprietary and protected, while openness is pursued in areas where it strengthens developer engagement. Importantly, IP developed through one application or customer engagement is often reusable across future use cases. Advances in system-level capabilities, such as domain-specific libraries, may open the door to incremental use cases that are able to leverage these capabilities without requiring bespoke redevelopment. This enables learning and innovation from individual use cases to compound over time, distribute the cost of prior development investment, and increase the long-term value of each successful deployment as our platform evolves. We also deliberately limit reliance on external or university-owned IP to reduce commoditization risk and maintain long-term architectural control. We expect to selectively license certain developer-facing tools via open-source license models, such as programming tools and high-level optimization compilers, to accelerate ecosystem growth, expand accessibility for non-quantum experts and support broad interoperability.
Our full-stack IP portfolio spans system architecture, control systems, integrated optics, infrastructure software, low-level compilation layers, developer facing interfaces and application-level algorithms. This layered approach reflects our vertically-integrated platform strategy, which emphasizes differentiation at each layer to reinforce system level performance, productivity and customer adoption. We have open-sourced the programming tool Guppy and the high-level optimization compiler TKET to promote developer engagement and workflow portability. This selective openness expands ecosystem adoption, while preserving control of underlying architectural, hardware and system-defining IP that we believe differentiates Quantinuum’s quantum computing platform.
Summary Risk Factors
Investing in our Class A common stock involves substantial risk. The risks described in the section titled “Risk Factors” included elsewhere in this prospectus may adversely impact our business, financial condition and results of operations and may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks we face include the following:
•While we have made progress in developing our quantum computing systems, we continue to face significant technical barriers in our efforts to produce large-scale, fully fault-tolerant quantum computers. If we cannot successfully overcome those barriers, our business will be negatively impacted and could fail.
•We have experienced in the past and could suffer future disruptions, outages, defects and other performance and quality problems with our quantum computing systems, our private cloud, or other information systems, our research and development activities, our facilities, our other fixed assets, or with the public cloud, internet, and other infrastructure or third-party systems on which they rely.
•We have a limited number of suppliers for significant components of the equipment we use to build and operate our products, services and solutions. Any disruption in the availability of these components could delay our ability to expand or increase the capacity of our infrastructure or repair or replace defective equipment.
•Our roadmaps and plans for commercialization involve technology that is not yet available for customers and may never become available or meet desired technical specifications.

•The quantum computing industry is competitive on a global scale and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.
•Our business is currently dependent upon our relationship with our cloud providers. There are no assurances that we will be able to commercialize quantum computers from our relationships with cloud providers.
•We may be negatively impacted by any early obsolescence of our quantum computing systems.
•We may be unable to reduce the cost of developing our quantum computers, which may prevent us from pricing our quantum systems competitively.
•The quantum computing industry is in its early stages and volatile, and if it does not develop, if it develops more slowly than we expect, or if it develops in a manner that does not require use of our quantum computing products, services and solutions, our business, financial condition, reputation, and profitability may be negatively affected.
•If our quantum computers fail to achieve a broad quantum advantage, our business, financial condition and future prospects may be harmed.
•Our quantum computing systems are highly complex and may experience reliability issues, performance variability, outages, increased downtime or reduced uptime, which could materially and adversely affect our business, credibility brand and reputation, results of operations, financial condition and growth prospects.
•If we cannot successfully execute on our strategy, including being able to timely adjust to changing customer needs and new technologies and other market requirements, or achieve our objectives in a timely manner, our business, financial condition and results of operations could be harmed.
•Our products, services and solutions may not achieve market success but will still require significant costs to develop.
•We are highly dependent on our ability to attract and retain key employees, including quantum physicists and other highly specialized technical personnel, and intense competition for such talent could adversely affect our business.
•We are in our growth stage, which makes it difficult to forecast our future results of operations and our funding requirements.
•Complex and evolving state, federal and foreign laws, rules regulations related to privacy, collection, use and other processing of data, security and localization could adversely affect us.
•We are subject to U.S. and foreign anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business.
•We rely on licensed intellectual property and joint development arrangements with third parties, and the loss or impairment of these rights could materially harm our ability to develop and commercialize our products, services and solutions.
•If we are unable to obtain, maintain and enforce patent protection for our products, services and solutions, or if the scope of the patent protection obtained is not sufficiently broad or robust, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our products, services and solutions may be adversely affected. Moreover, the secrecy of our trade secrets could be compromised, which could cause us to lose the competitive advantage resulting from these trade secrets.

•We may not be successful as an independent, publicly traded company, and we will not enjoy the same benefits that we did as a consolidated subsidiary of Honeywell.
•We cannot predict the impact our dual-class structure may have on the market price of our Class A common stock.
•The market price of our Class A common stock may be volatile or may decline steeply or suddenly regardless of our operating performance, and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment.
•Our quarterly results of operations and financial condition may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.
•As a holding company, we will depend on distributions from our operating subsidiary to fund taxes, expenses (including payments under the Tax Receivable Agreement), and any dividends; such distributions may be restricted, and payments due under the Tax Receivable Agreement (including upon a change of control or early termination) may be substantial and could exceed realized tax benefits, constraining liquidity.
•Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Common Unitholders that will not benefit holders of our Class A common stock to the same extent that it will benefit the Continuing Common Unitholders.
•Our management has limited experience operating a public company, and thus our success in such endeavors cannot be guaranteed.
Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth in the section titled “Risk Factors.”
Organizational Structure
In connection with the closing of this offering, we will undertake certain organizational transactions after which we will conduct our business through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the Transactions.
In connection with the consummation of this offering, we will complete a series of reorganization transactions, including: (i) the merger of Merger Sub with and into Quantinuum (Cayman) in accordance with part 16 of the Companies Act, with Quantinuum (Cayman) surviving the merger as a direct, wholly owned subsidiary of Quantinuum Holdings, pursuant to which Merger Sub shall cease to exist and shall be struck off the Cayman Islands Register of Companies by the Cayman Registrar, and the holders of equity interests in Quantinuum (Cayman) shall receive in exchange for such interests and by virtue of the merger, Common Units equal to ; (ii) the amendment and restatement of the Quantinuum Holdings LLCA to, among other things, appoint Quantinuum Inc. as the sole managing member of Quantinuum Holdings; (iii) the amendment and restatement of the Quantinuum Inc. certificate of incorporation to, among other things, authorize two classes of common stock; and (iv) Quantinuum Inc.’s issuance of Class B common stock to the Continuing Common Unitholders. See “Organizational Structure” and “Certain Relationships and Related Party Transactions” for additional information.
Following the consummation of the Transactions (as more fully described under “Organizational Structure”), we will be a holding company. Our sole material asset will be our equity interest in Quantinuum Holdings, which, through its direct and indirect subsidiaries, conducts all of our operations. Because Quantinuum Inc. will be the sole managing member of Quantinuum Holdings, we will indirectly operate and control all of the business and affairs (and will consolidate the financial results) of Quantinuum Holdings and its subsidiaries.

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.
Prior to the completion of the offering, Quantinuum Inc. and Quantinuum Holdings will enter into a Tax Receivable Agreement with the TRA Parties. This Tax Receivable Agreement will provide for the payment by Quantinuum Inc. to the TRA Parties of 85% of the cash tax savings, if any, that Quantinuum Inc. actually realizes, or in some circumstances is deemed to realize (calculated using certain assumptions), as a result of (i) Basis Adjustments, (ii) Existing Basis and (iii) payments made under the Tax Receivable Agreement. Assuming no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect the tax savings associated with the purchase of Common Units in connection with this offering, together with future redemptions or exchanges of all remaining Common Units owned by the TRA Parties pursuant to the Quantinuum Holdings LLCA as described above, would aggregate to approximately $     over      years from the date of this offering based on the initial public offering price of $          per share of our Class A common stock, and assuming all redemptions or exchanges would occur immediately after the initial public offering for the remaining ownership of Quantinuum Holdings not acquired by Quantinuum Inc. Under that scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $     over the      ‑year period from the date of this offering, to the TRA Parties. These amounts are estimates and have been prepared for informational purposes only, and the actual amounts we will be required to pay under the Tax Receivable Agreement may be significantly different from the amounts described in the preceding sentence. See “Risk Factors—Risks Relating to Our Organizational Structure and the Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for additional information regarding the Tax Receivable Agreement.

Quantinuum Inc. intends to use the net proceeds received from this offering to purchase newly issued Common Units from Quantinuum Holdings. See “Organizational Structure” and “Use of Proceeds.”
Subject to the terms and conditions of the Quantinuum Holdings LLCA, the Continuing Common Unitholders will have the right, from time to time following a lock‑up period, to redeem their Common Units for shares of Class A common stock on a one‑for‑one basis or, at our election (determined solely by our independent directors (within the meaning of the rules of Nasdaq) who are disinterested) and, to the extent there is cash available from a substantially contemporaneous public offering or private sale of Class A common stock by us, for a cash payment equal to the net amount of cash received from such sale of a corresponding number of shares of Class A common stock by us, in either case, contributed to Quantinuum Holdings by us, unless we elect, in our sole discretion (determined solely by our independent directors (within the meaning of the rules of Nasdaq) who are disinterested), to effect such transaction as a direct exchange with the relevant Continuing Common Unitholders. Upon any such redemption or exchange of Common Units, the corresponding shares of Class B common stock held by such Continuing Common Unitholders will be surrendered and immediately canceled. See “Certain Relationships and Related Party Transactions—Quantinuum Holdings LLCA—Common Unit redemption right” for additional information regarding such redemption and exchange rights.
Our Principal Stockholder
Honeywell is our principal stockholder and, upon completion of this offering, will beneficially own approximately          % of the combined voting power of our Class A common stock and Class B common stock (or approximately        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Honeywell is an integrated operating company serving a broad range of industries and geographies around the world, with a portfolio that is underpinned by its Honeywell Accelerator operating system and Honeywell Forge platform. As a trusted partner, Honeywell helps organizations solve the world’s toughest, most complex challenges, providing actionable solutions and innovations for aerospace, building automation, industrial automation, process automation, and process technology that help make the world smarter and safer as well as more sustainable. The Honeywell brand dates back to 1906, and the company was incorporated in Delaware in 1985.
Corporate Information
Quantinuum Inc., the issuer of the Class A common stock in this offering, was incorporated as a Delaware corporation on January 20, 2026. Our principal executive offices are located at 303 S Technology Court Broomfield, CO 80021. Our telephone number is (855) 888-7686. Our corporate website address is www.quantinuum.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.
Implications of Being an Emerging Growth Company
We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:
•we will present in this prospectus only two years of audited annual financial statements, plus any required unaudited financial statements, and related management’s discussion and analysis of financial condition and results of operations;

•we will avail ourselves of the exemption from the requirement to obtain an attestation and report from our independent registered public accounting firm on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
•we will provide less-extensive disclosure about our executive compensation arrangements; and
•we will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act; however, we may adopt certain new or revised accounting standards early. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Smaller Reporting Company
We are also a “smaller reporting company” under the Exchange Act. We may continue to be a smaller reporting company so long as, as of June 30 of the preceding year, (i) the market value of our voting and non-voting equity held by non-affiliates, or our public float, is less than $250 million or (ii) we have annual revenues less than $100 million and either we have no public float or our public float is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Class A common stock offered by us	shares (plus up to an additional shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class B common stock to be outstanding immediately after this offering	shares.

Common Units to be held by us immediately after this offering
          Common Units, representing a % economic interest in Quantinuum Holdings (or          Common Units, representing a         % economic interest in Quantinuum Holdings, if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Total Common Units to be outstanding immediately after this offering	Common Units (or Common Units if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Use of proceeds
We estimate that the net proceeds from the sale of our Class A common stock in this offering, after deducting the estimated underwriting discount and estimated offering expenses payable by us, will be approximately $         million (assuming the underwriters do not exercise their option to purchase additional shares) based on an assumed initial public offering price of $        per share (the midpoint of the estimated price range set forth on the cover of this prospectus).
We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters’ option to purchase additional shares of Class A common stock) to purchase newly issued Common Units from Quantinuum Holdings at a price per unit equal to the public offering price per share of Class A common stock in this offering, less the underwriting discounts and commissions. Quantinuum Holdings currently intends to use the net proceeds it receives from this offering for general corporate purposes and to pay the expenses associated with this offering. See “Use of Proceeds.”

Voting rights
Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or our amended and restated certificate of incorporation.
Each share of our Class A common stock and Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. See “Description of Capital Stock.”

Redemption rights of holders of Common Units
Prior to this offering, we will amend and restate the Quantinuum Holdings LLCA so that the Continuing Common Unitholders may (subject to the terms of such limited liability company agreement), elect to have Quantinuum Holdings redeem their Common Units for either shares of Class A common stock on a one-for-one basis or at our election (determined solely by our independent directors (within the meaning of the rules of Nasdaq) who are disinterested), a corresponding amount of cash, in either case, contributed to Quantinuum Holdings by us, unless we elect, in our sole discretion (determined solely by our independent directors (within the meaning of the rules of Nasdaq) who are disinterested), to effect such transaction as a direct exchange with the relevant Continuing Common Unitholder (the “Redemption Right”). Upon any such redemption or exchange of Common Units, the corresponding shares of Class B common stock will be canceled. See “Certain Relationships and Related Party Transactions—Quantinuum Holdings LLCA—Common Unit redemption right.”

Dividend Policy
We have no current plans to pay dividends on our Class A common stock. See “Dividend Policy.” The declaration, amount and payment of any future dividends will be at the sole discretion of our Board. Our Board may take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Quantinuum Holdings) to us, and such other factors as our Board may deem relevant. Holders of our Class B common stock do not have any right to receive dividends, or to receive a distribution upon a liquidation, dissolution, or winding up of Quantinuum Inc., with respect to their Class B common stock.
Quantinuum Inc. is a holding company and has no material assets other than a controlling equity interest in Quantinuum Holdings. The Quantinuum Holdings LLCA that will be in effect at the time of this offering provides that certain distributions to cover the taxes of the holders of Common Units will be made based upon assumed tax rates and other assumptions provided in such limited liability company agreement. Additionally, in the event Quantinuum Inc. declares any cash dividend, we intend to cause Quantinuum Holdings to make distributions to Quantinuum Inc., in an amount sufficient to cover such cash dividends declared by us. If Quantinuum Holdings makes such distributions to Quantinuum Inc., the other holders of Common Units will also be entitled to receive the respective equivalent pro rata distributions from Quantinuum Holdings in accordance with their respective ownership of vested Common Units.

Tax Receivable Agreement
Upon the completion of this offering, we will be a party to the Tax Receivable Agreement with Quantinuum Holdings and the TRA Parties. Under the Tax Receivable Agreement, we generally will be required to pay to the TRA Parties 85% of the amount of cash tax savings, if any, that we actually realize (or in some circumstances are deemed to realize) as a result of (i) Basis Adjustments, (ii) Existing Basis and (iii) payments made under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these cash tax savings. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Risk factors
See “Risk Factors” beginning on page 31 of this prospectus and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our Class A common stock.

Proposed trading symbol	“QNT”

In this prospectus, the number of shares of our common stock to be outstanding after this offering is based on                        shares of our Class A common stock and                       shares of our Class B common stock outstanding as of           , 2026, in each case, after giving effect to the Transactions.
Except as otherwise indicated, the number of shares of our common stock to be outstanding after this offering does not include:
•           shares of Class A common stock reserved for issuance upon redemption or exchange of Common Units that will be held by the Continuing Common Unitholders on a one-for-one basis; and
•           shares of Class A common stock reserved for future issuance under our 2026 Incentive Award Plan (the “2026 Plan”), which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.
In addition, our 2026 Plan provides for annual automatic increases in the number of shares reserved thereunder.
Except as otherwise indicated, all information in this prospectus:
•assumes an initial public offering price of $           per share (the midpoint of the estimated price range set forth on the cover of this prospectus);
•assumes no exercise of the underwriters’ option to purchase            additional shares of Class A common stock;
•assumes the completion of the Transactions described under “Organizational Structure,” including (i) the merger of Merger Sub with and into Quantinuum (Cayman), with Quantinuum (Cayman) surviving the merger, pursuant to which all of the outstanding equity interests in Quantinuum (Cayman) shall be canceled in exchange for a number of Common Units equal to            and (ii) the amendment and restatement of the Quantinuum Holdings LLCA to provide certain redemption rights to the Continuing Common Unitholders; and
•gives effect to our amended and restated certificate of incorporation and restated bylaws, which will become effective prior to or upon the closing of this offering.

SUMMARY HISTORICAL AND PRO FORMA CONDENSED COMBINED FINANCIAL DATA
The following tables present the summary historical financial and other data for Quantinuum (Cayman), the predecessor of Quantinuum Inc. The summary historical financial data includes statements of operations and summary cash flows data for the years ended December 31, 2025 and 2024, and the summary balance sheet data as of December 31, 2025, and is derived from the audited consolidated financial statements of Quantinuum (Cayman) included elsewhere in this prospectus. The historical financial data is not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with “Unaudited Pro Forma Condensed Combined Financial Information,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Organizational Structure” and the audited financial statements and the accompanying notes included elsewhere in this prospectus.
The summary unaudited pro forma condensed combined financial data as of and for the year ended December 31, 2025, gives pro forma effect to the Transactions set forth in the “Organizational Structure” section of this prospectus, including the consummation of this offering, as if all such transactions had occurred on January 1, 2025, with respect to the statements of operations data, and December 31, 2025, with respect to the balance sheet data. The summary unaudited pro forma condensed combined financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Condensed Combined Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed combined financial information. The presentation of the summary unaudited pro forma condensed combined financial information is prepared in conformity with Article 11 of Regulation S-X.
The summary historical financial and other data of Quantinuum Inc. is not presented because Quantinuum Inc. is a newly incorporated entity with no business transactions or activities, other than its initial capitalization.
The summary historical financial and other data of Quantinuum Holdings is not presented because Quantinuum Holdings is a newly formed entity with no business transactions or activities to date, other than its initial capitalization.

	Quantinuum (Cayman)		Quantinuum Inc. Pro Forma (1)
Historical Consolidated Statements of Operations Data:	Year Ended December 31,		Year Ended December 31,
	2025	2024	2025
	($ in thousands, except share and per share amounts)
Revenue—net	$30,931	$22,979
Cost of revenue	4,730	10,807
Amortization expense	11,357	11,357
Research and development expenses—net	165,421	122,242
Sales and marketing expenses	18,863	10,279
General and administrative expenses	29,855	21,048
Total costs and expenses	230,226	175,733
Loss from operations	(199,295)	(152,754)
Interest income—net	(12,682)	(10,025)
Loss on change in fair value of warrant liabilities	2,900	700
Other expense—net	2,973	409
Loss before taxes	(192,486)	(143,838)
Tax expense	75	233
Net loss attributable to Quantinuum (Cayman)	$(192,561)	$(144,071)
Pro forma net loss attributable to noncontrolling interest
Pro forma net loss attributable to Quantinuum Inc.
Basic and diluted net loss per share
Shares used in loss and diluted per share calculations
__________________
(1)Pro forma amounts give effect to 1) the Reorganization Transactions and 2) the Offering Transactions. See “Unaudited Pro Forma Condensed Combined Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

	As of December 31, 2025
Historical Consolidated Balance Sheet Data:	Quantinuum (Cayman)	Quantinuum Inc. Pro Forma(1)
	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$762,642
Total assets	1,845,625
Working capital(2)	745,590
Temporary equity	1,513,941
Total liabilities and equity	1,845,625
__________________
(1)Pro forma amounts give effect to 1) the Reorganization Transactions and 2) the Offering Transactions. See “Unaudited Pro Forma Condensed Combined Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.
(2)We define working capital as current assets less current liabilities.

	Year Ended December 31,
Summary Cash Flows Data	2025	2024
	($ in thousands)
Net cash used for operating activities	$(160,273)	$(120,910)
Net cash used for investing activities	(75,077)	(13,982)
Net cash provided by financing activities	824,834	140,546
Net increase in cash and cash equivalents	590,299	5,074
Cash and cash equivalents at beginning of period	172,343	167,269
Cash and cash equivalents at end of period	762,642	172,343
Non-GAAP Financial Measure
The following table summarizes our key performance measure for the years ended December 31, 2025 and 2024. For additional information about the definition and calculation of our key performance measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure.”

	Years Ended December 31,
($ in thousands)	2025	2024
Adjusted EBITDA (1)	(171,195)	$(120,245)
__________________
(1)Adjusted EBITDA is included in this prospectus because it is non-GAAP financial measure used by management to assess our financial and operating performance. Adjusted EBITDA is a non-GAAP measure of our financial performance and should not be considered as an alternative to, net loss or loss from operations as a measure of financial performance or any other performance measure derived in and reconciliations to our most directly comparable financial measures calculated and presented in accordance with GAAP. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure” for the definition and discussion of Adjusted EBITDA and reconciliation to its most directly comparable GAAP measure. Our non-GAAP financial measure should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. Our measure of Adjusted EBITDA may be different than a similarly titled measure used by other companies.

RISK FACTORS
Risks Relating to Our Financial Condition and Status as an Early-Stage Company
We are in our growth stage, which makes it difficult to forecast our future results of operations and our funding requirements.
As a result of our limited operating history, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Near term, our ability to generate revenue will depend on our ability to develop and produce quantum computing systems at scale and to provide customers access to them. Longer term, our ability to generate revenue will also be dependent on our ability to develop, produce and commercialize fully scalable, fault-tolerant quantum computing systems. Achieving fault-tolerance at commercially viable scale involves substantial scientific and engineering uncertainty, including achieving sufficiently low error rates across large numbers of qubits, developing effective quantum error correction software codes, managing qubit coherence times and scaling our systems while maintaining or improving gate fidelities. These challenges may prove more difficult to overcome than currently anticipated, may require fundamental technological breakthroughs that may not occur or may not be solvable at commercially viable cost levels. Our roadmaps may be delayed, altered, abandoned or not realized within our projected timelines or budgets, or at all. Even if we achieve certain technical milestones including increased qubit count, improved error rates or overall enhanced system performance, there can be no assurance that such milestones will translate into commercially viable products, sustainable customer demand, revenue or profitability.
Our ability to scale our business is dependent upon a multitude of technical, commercial, organizational and ecosystem factors including our ability to overcome technical challenges, advance and improve our technology faster than our competitors. Additionally, scaling our business is at risk if we fail to build repeatable systems that are reliable, manufacturable, cost-effective, capable of being produced, deployed, made accessible to customers in their home jurisdictions, and supported at increasing scale; if we are unable to secure and retain specialized talent; if we experience constraints in our supply chain or manufacturing processes; if we are unable to raise sufficient capital on acceptable terms over extended development timelines; if market demand for our offerings erodes or develops more slowly than anticipated; if prospective customers have no or insufficient budget allocation for quantum computing spend or cannot afford our products, services and solutions; or if customers are unwilling or unable to integrate our technology into their existing workflows. Our ability to scale may also be adversely affected by increased competition, rapid technological change, regulatory and geopolitical developments, reliance on strategic partners and suppliers, and our ability to effectively continue our transition from a research-driven organization to a commercially focused operating model. Additionally, we must accelerate development cycles to meet revenue projections and our business depends on our ability to successfully upsell customers through our on-board process and move them into production applications.
The development of our scalable business model will require the incurrence of a substantially higher level of costs than incurred to date, while our revenues may not grow until more powerful products are produced, which requires a number of technological advancements which may not occur on the currently anticipated timetable or at all. As a result, our historical results should not be considered indicative of our future performance. Further, in future periods, our growth could slow or decline for any number of reasons, including but not limited to failing to achieve targeted demand for our service offerings, increased competition, changes to technology, inability to scale up our technology, a decrease in the growth of the overall market, absence of or diminished customer demand for or budgets allocated to quantum computing spend, or our failure, for any reason, to continue to take advantage of growth opportunities.
We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties and our future growth are incorrect or change, or if we do not address or mitigate these risks successfully, our operating and financial results and our funding needs could differ materially from our expectations, and our business could suffer. Our success as a business ultimately relies upon fundamental research and development breakthroughs in the coming years and decade. There is no certainty these research and development milestones will be achieved within the costs we have forecast or as quickly as hoped, or at all. As such, an investment in our Class A common stock is highly speculative.
We have a history of losses and expect to incur significant expenses and continuing losses for the near future.
We have historically experienced net losses from operations. For the year ended December 31, 2025, we incurred a loss from operations of $199.3 million. As of December 31, 2025, we had an accumulated deficit of $744.8 million. We believe that we will continue to incur losses each year until at least the time we begin significant production and delivery of our quantum computers. Even with significant production, such production may never become profitable.
We expect to continue to incur operating losses for the near future as we, among other things, continue to incur significant expenses in connection with the design, development, manufacture, testing and quality assessment of our quantum computers, and as we expand our research and development activities, invest in manufacturing capabilities, build up inventories of components for our quantum computers, increase our business development, marketing and sales activities, develop our distribution infrastructure, post-sales customer support services, and increase our general and administrative functions to support our growing operations and costs of being a public company. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses. If we are unable to achieve and/or sustain profitability, or if we are unable to achieve the growth that we expect from these investments, it could have an adverse effect on our business, results of operations or financial condition. Our business model is unproven and may never allow us to cover our costs.
We may not be able to scale our business quickly enough to meet customer and market demand, which could result in no or lower revenue or profitability or cause us to fail to execute on our business strategies.
In order to grow our business, we will need to continually evolve and scale our business and operations to meet customer and market demand. Quantum computing technology has never been sold at large-scale commercial levels. Evolving and scaling our business and operations places increased demands on our management as well as our financial and operational resources to:
•attract new customers and grow our customer base;
•maintain and increase the rates at which existing customers use our platform, sell additional products, services and solutions to our existing customers and reduce customer churn;
•expand development, manufacturing and supply-chain capacity;
•invest in our platform and product, services and solutions offerings;
•effectively manage organizational change;
•accelerate and/or refocus research and development activities;
•broaden customer-support and services capabilities;
•maintain or increase operational efficiencies;
•hire and retain qualified talent
•implement appropriately scaled operational and financial systems; and
•maintain effective financial disclosure controls and procedures.
Quantum computing may never achieve commercially relevant quantum advantage, and the timeline for achieving such advantage is highly uncertain. Moreover, commercial production of quantum computing technology may never occur. As noted above, there are significant technological challenges associated with developing, producing, marketing and selling services in the advanced technology industry, including our products, services and solutions, and we may not be able to surmount all of the challenges that may arise in a timely or cost-effective manner, or at all. We may not be able to cost effectively manage production at a scale or quality consistent with customer demand in a timely or economical manner. Additionally, no quantum computing company has successfully achieved broad commercial deployment at scale, so we have limited reference points for forecasting adoption rates, pricing, customer budgets, customer usage patterns or long-term operating performance. As a result, our forecasts for future growth, revenue and expenses are inherently uncertain.
Our ability to scale is dependent upon specialized components and services sourced from multiple industries including: the photonics and optics industry for lasers, optical components, and frequency-stabilization systems; the electronics industry with low-noise control electronics, radio frequency signal generation, central processing units, field-programmable gate arrays ; and associated control and readout hardware; the semiconductor and microfabrication industry for ion trap chips, silicon and other substrate materials, cleanroom tooling, and metrology equipment; and suppliers of ultra-high-vacuum systems, precision mechanics, and specialty materials. Shortages or supply interruptions in any of these components will adversely impact our ability to deliver revenues.
If we cannot evolve and scale our business and operations effectively, we may not be able to execute our business strategies in a cost-effective manner and our business, results of operations and financial condition could be adversely affected.
If we are unable to adequately fund our research and development efforts or use research and development teams effectively, we may not be able to achieve our technological goals, build sufficient systems, meet customer and market demand, or compete effectively, and our business, results of operations and financial condition may be harmed.
To remain competitive, we must continue to develop new product offerings and reach technological milestones, as well as add features and enhancements to our existing platform, products, services and solutions. Developing scalable quantum computing hardware is highly capital-intensive and uncertain, and we may underestimate the funding, time or resources (including talent) required to achieve our technological objectives. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we experience high employee or management turnover, face challenges in recruiting or retaining highly specialized talent, or a lack of other research and development resources, we may miss market opportunities. The success of our business is dependent on our research and development teams developing roadmaps that allow us to achieve technical milestones for trapped-ion quantum computing, retaining and increasing the spending of our existing customers and attracting new customers. The quantum computing industry is quickly evolving and we may invest significantly in particular functionality or integrations that may become obsolete in the future, and any future product offerings, features or enhancements that we develop may be unsuccessful. The success of any new product, service and solutions offerings, enhancements or features depends on several factors, including our understanding of market demand, timely execution, successful introduction and market acceptance. We may not successfully develop new features or enhance our existing products, services and solutions to meet customer needs or our new products, services, features or enhancements may not achieve adequate acceptance in the market. Additionally, our improvements and enhancements may not result in our ability to recoup our investments in a timely manner, or at all. We may make significant investments in new offerings, features or enhancements that may not achieve expected returns. Further, many of our competitors may expend a considerably greater amount of funds on their research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. Our failure to maintain adequate research and development resources, to use our research and development resources efficiently or to compete effectively with the research and development programs of our competitors could materially and adversely affect our business.
Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate.
Market opportunity estimates and growth forecasts, including those we have generated, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of companies covered by our market opportunity estimates will purchase our products, services and solutions at all or generate any particular level of revenue for us. In addition, alternatives to quantum computing may present themselves, and competing quantum computing architectures, including superconducting, neutral atom, and photonic approaches, may achieve commercial viability or fault-tolerance before our trapped-ion systems, which could substantially undermine or reduce the market for our products, services and solutions. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with quantum computing solutions, and customers with budgets allocated for quantum computing spend.
The methodology and assumptions used to estimate market opportunities may differ materially from the methodologies and assumptions previously used to estimate the total addressable market. To estimate the size of our market opportunities and our growth rates, we have relied on market reports by various research and consulting firms. These estimates of the total addressable market and growth forecasts are subject to significant uncertainty, are based on assumptions and estimates that may not prove to be accurate and are based on data published by third parties that we have not independently verified. Advances in classical computing, including AI and machine learning, could reduce the addressable market for quantum computing or delay widespread adoption of our products, services and solutions. In addition, many existing classical computing architectures, applications, and workflows are deeply integrated, highly optimized, and difficult to re-architect, re-factor, or transition to incorporate quantum computing, which may further slow customer adoption and increase switching costs. Moreover, certain customers may have internal IT governance standards or policies that prohibit or restrict them from purchasing or integrating our products, services and solutions offerings within their IT infrastructure environment absent compliance with such standards and policies. This could adversely affect the timing of any quantum advantage being achieved, if at all.
Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
Our success will depend upon our ability to expand, scale our operations and increase our sales capability. Even if the industry in which we compete meets the size estimates and growth forecasted, our business could fail to grow at similar rates, if at all.
Our growth is dependent upon our ability to successfully scale up manufacturing of our products, services and solutions in sufficient quantity and quality, in a timely or cost-effective manner and market those products, services and solutions to customers. We do not have experience with the mass distribution and sale of quantum computing, hardware or services. Our growth and long-term success will depend, in part, upon the development of our sales and delivery capabilities.
Unforeseen issues associated with scaling up and manufacturing quantum computing at commercially viable levels and selling our technology could negatively impact our business, results of operations and financial condition.
Moreover, because of our unique technology, our customers will require particular support and service functions, some of which are not currently available. If we experience delays in adding such support capacity or servicing our customers efficiently, or experience unforeseen issues with the reliability of our technology, it could overburden our servicing and support capabilities. Similarly, increasing the number of our customers, products or services, for example by entering into government contracts and expanding to new geographies, has required and may continue to require us to rapidly increase the availability of these services. Failure to adequately support and service our customers may inhibit our growth and ability to expand computing targets globally. There can be no assurance that our projections on which such targets are based will prove accurate or that the pace of growth or coverage of our customer infrastructure network will meet customer expectations. Failure to grow at rates similar to that of the quantum computing and networking industry may adversely affect our business, results of operations and financial condition and ability to effectively compete within the industry.
Our business could be harmed if we fail to manage growth effectively.
If we fail to manage growth effectively, our business, results of operations and financial condition could be harmed. We anticipate that a period of significant expansion will be required to address potential growth. This expansion will place a significant strain on our management, operational and financial resources. Expansion will require significant cash investments and management resources. Such investments may not result in additional sales of our products or services, and we may not be able to avoid cost overruns or be able to hire additional or sufficiently skilled personnel as required. In addition, we will also need to ensure our compliance with regulatory requirements in various jurisdictions applicable to the marketing, sale, installation and servicing of our products, services and solutions. To manage the growth of our operations and personnel, we must establish appropriate and scalable operational and financial systems, procedures and controls and establish and maintain a qualified finance, administrative and operations staff. We may be unable to acquire the necessary capabilities and personnel required to manage growth or to identify, manage and exploit potential strategic relationships and market opportunities. The growth we have experienced in our business places significant demands on our operational infrastructure. The scalability and flexibility of our platform depends on the functionality of our technology and network infrastructure and its ability to handle increased traffic and demand for processing and bandwidth. Any problems with the transmission of increased data and requests could result in harm to our brand or reputation.
Our growth has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. Furthermore, some members of our management do not have significant experience managing a large global business operation, so our management may not be able to manage such growth effectively. As such, we may be unable to balance our revenue and expenses effectively in the future, which may negatively impact our gross profit or operating expenses. In managing our growing operations, we are also subject to the risks of over-hiring and/or overcompensating our employees and over-expanding our operating infrastructure. We intend to further expand our overall business, including headcount, with no assurance that our revenues will continue to grow. In addition, North America is currently experiencing one of the most competitive markets for human capital talent in our industry in recent times. Coupled with the incredibly complex nature of the quantum industry, we may face significant challenges and delays in hiring and challenges with employee retention.
Our operating and financial results forecast relies in large part upon internally developed assumptions and analyses. If these assumptions or analyses prove to be incorrect, our actual business, results of operations and financial condition may be materially different from our forecasted results.
Our projected financial and operating information reflect current estimates of future performance, which may never occur. Whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in our forecasts depends on a number of factors, many of which are outside our control, including, but not limited to:
•success and timing of development activity;
•customer acceptance of our quantum computing and networking systems;
•breakthroughs in classical computing or other computing technologies that could eliminate or reduce the advantages of quantum computing and networking systems that render quantum computing comparatively less practical to customers;
•competition, including from established and future competitors;
•the regulatory environment, including whether governmental authorities permit or restrict the use or distribution of quantum computing solutions;
•whether we can obtain sufficient capital to sustain and grow our business;
•our ability to manage our growth;
•our ability to expand our sales into international markets;
•our ability to retain existing key management, integrate recent hires and attract, train, retain and motivate qualified personnel; and
•the overall strength and stability of domestic and international economies.

Unfavorable changes in any of these or other factors, many of which are beyond our control, could materially and adversely affect our business, results of operations and financial condition.
If we fail to attract new customers or fail to retain and further increase the spending of existing customers, our revenue, business, results of operations, financial condition and growth prospects could be harmed.
Many of our customer engagements are exploratory, pilot programs, proof-of-concept work and research collaborations, rather than production deployments that generate recurring revenue, and may not convert to production deployments or deployments that generate recurring revenue. These engagements are often limited in scope, duration and commercial value as customers evaluate the potential applicability of quantum computing to their specific use cases. Customers may not progress from pilot or exploratory phases to production use of our quantum computing systems for a variety of reasons, including their assessment that the technology is not yet ready for their intended applications, competing business priorities, budget constraints or the availability of alternative technologies that better meet their needs.
Customers may terminate or fail to renew pilot programs based on changes in their strategic direction, technology roadmaps or leadership. Revenue from pilot programs is often non-recurring and may not be indicative of future revenue potential. The timeline for customers to transition from pilots to production deployments is highly uncertain and may be significantly longer than we anticipate, if such transitions occur at all. Our reported revenue and customer metrics may include significant contributions from non-production engagements that may not recur or lead to additional business.
Our dependence on pilot and exploratory engagements could result in unpredictable revenue, difficulty in forecasting future performance and adverse effects on our business, results of operations and financial condition. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. Our success will depend upon our ability to expand our platform’s capabilities, scale our operations and increase our sales capability.
Our long-term growth will ultimately be dependent upon our ability to successfully scale up manufacturing of our products, services and solutions in sufficient quantity and quality and in a cost-effective manner. Unforeseen issues associated with creating, developing and scaling up quantum computing technology at commercially viable levels could negatively impact our business, results of operations and financial condition.
We have entered into, and may enter into, contracts, partnerships and other arrangements with customers to develop, test and run quantum algorithms specific to their business. The success of these contracts and partnerships is dependent on our customers’ ability to identify, implement and realize useful and scalable algorithms for their portfolio at a speed commensurate with the pace of hardware, software and technological development. These arrangements are also dependent on the availability of time and resources to develop and optimize these algorithms. The development and optimization of these algorithms are reliant on employing sufficient and qualified talent familiar with quantum computing and quantum networking, unique skills that require special training and education. If the market fails to train a sufficient number of engineers, researchers and other key quantum personnel, our customers may not find sufficient in-house talent of their own to partner with us to work on customer use cases and problems they wish to solve for in their engagement with us. To the extent our customers are unable to effectively develop or utilize resources to advance algorithmic-use cases, our business, results of operations and financial condition may be adversely impacted.
We will require substantial additional capital to fund our operations, pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and we cannot be sure that additional financing will be available on acceptable terms or at all.
Our business and our future plans for expansion are highly capital-intensive and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. Our operating plan, which already requires significant capital, may change because of factors currently unknown, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financings may result in dilution to our stockholders, issuance of securities with priority as to liquidation and dividend and other rights more favorable than common stock, imposition of debt covenants and repayment obligations or other restrictions that may adversely affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe that we have sufficient funds for current or future operating plans. Weakness and volatility in capital markets and the economy, in general or as a result of bank failures or macroeconomic conditions such as high inflation and interest rates, could limit our access to capital markets and increase our costs of borrowing. There can be no assurance that financing will be available to us on favorable terms, or at all. The inability to obtain financing when needed may make it more difficult for us to operate our business or implement our growth plans.
Risks Relating to Our Business and Industry
Quantum computing may never achieve commercially relevant quantum advantage, and the timeline for achieving such advantage is highly uncertain.
Quantum advantage refers to the moment when a quantum computer can compute faster than traditional computers, while quantum supremacy is achieved once quantum computers are powerful enough to complete calculations that traditional supercomputers cannot perform at all. Broad quantum advantage occurs when quantum advantage is seen in many applications and developers prefer quantum computers to a traditional computer. While quantum computing has demonstrated theoretical advantages for certain computational problems, commercially relevant quantum advantage has not yet been achieved for most real-world applications that would justify the significant investment and operational complexity of quantum systems. The timeline for achieving such quantum advantage is highly uncertain and may be measured in years or decades, if ever. Achieving a broad quantum advantage will likely be critical to the success of any quantum computing company, including us. Even where quantum advantage has been demonstrated for specific narrow problems, such achievements may not translate to broad commercial applications that provide meaningful value to customers or generate sustainable revenue for us.
Moreover, claims of quantum advantage may be disputed, may apply only to highly specialized or contrived problems with limited commercial relevance or may be overcome by subsequent advances in classical computing. Public claims regarding quantum advantage, whether made by us or our competitors, are subject to scrutiny and may not be replicable or may not translate to practical commercial applications. If we fail to achieve recognized and validated quantum advantage for commercially meaningful applications, or if such achievements are significantly delayed, it could have an adverse effect on our business, results of operations and financial condition.
Classical computing and alternative computing technologies, including AI and machine learning optimizations, continue to advance rapidly and may reduce or eliminate the anticipated advantage of quantum computing for certain use cases. These advances in classical computing may allow traditional systems to solve problems previously thought to require quantum computers, thereby reducing the addressable market for our products and services. Additionally, customers may lose interest or reduce their investment in quantum computing if progress toward achieving quantum advantage takes significantly longer than anticipated or if competing technologies prove more effective for their specific needs.
We may need to continue investing heavily in research and development for an extended period before, if ever, achieving commercially relevant quantum advantage that validates our technology approach and business model. Extended timelines for achieving quantum advantage, or the failure to achieve such advantage altogether, could exhaust our capital resources, cause customers to seek alternative solutions, reduce investor confidence, and materially and adversely affect our business, results of operations, financial condition, and prospects.
While we have made progress in developing our quantum computing systems, we continue to face significant technical barriers in our efforts to produce large-scale, fully fault-tolerant quantum computers. If we cannot successfully overcome these barriers, our business will be negatively impacted and could fail.
While we have made progress in developing our quantum computing systems, we continue to face significant technical barriers in our efforts to produce large-scale, fully fault-tolerant quantum computers. If we cannot successfully overcome those barriers, our business will be negatively impacted and could fail. Producing quantum computers is a complex, time and resource consuming and difficult undertaking. There are significant research, development and manufacturing challenges that we must overcome to build our quantum computers. We are still in the development stage and face significant challenges in achieving the level of performance, reliability and scalability necessary to commercially and viably solve our customers’ chosen use-cases. We also face significant challenges in producing quantum computers in commercial volumes. Some of the development challenges that could prevent the successful development of our quantum computers include, but are not limited to, failure to develop scalable and flexible methods to manipulate qubits; failure to increase the number of qubits while maintaining acceptable performance; transitioning elements of our systems to lower cost or more standardized optical and electronic technologies; and failure to implement multicore and multiple QPU architectures.
Our trapped-ion quantum computing approach may not prove to be the most commercially successful or scalable quantum computing technology, and alternative architectures could render our systems less competitive or obsolete. The quantum computing industry is characterized by multiple competing technological architectures, including superconducting qubits, photonic systems, neutral atoms, topological qubits and other emerging approaches. Each architecture has distinct strengths and weaknesses with respect to scalability, error rates, operating conditions, manufacturing complexity and cost-effectiveness. Major competitors including Alphabet, IBM, Amazon, Microsoft, and others are pursuing different quantum computing architectures and have made substantial investments in their respective approaches. Well-funded research organizations and sovereign nations are also investing heavily in various quantum computing technologies that compete with our trapped-ion approach. The ultimate “winning” quantum computing architecture, if any emerges, has not been determined and may never be determined in our favor. If alternative quantum computing architectures prove to be superior to our trapped-ion approach in terms of performance, scalability, cost-effectiveness or commercial viability, our significant investments in trapped-ion hardware technology may not yield competitive advantages. In such circumstances, we may be required to fundamentally change our technology approach, which would require substantial additional investment, time and resources that we may not have or be able to obtain on acceptable terms, or pivot our business model entirely to focus on our quantum software business, which may not be successful.
If our trapped-ion quantum computing approach becomes obsolete or commercially inferior, we could be required to write off significant research and development investments, our existing technology platform could lose value, and our business, financial condition, results of operations and competitive position could be adversely affected.
Additional development challenges we face include:
•gate fidelity, error correction and miniaturization may not progress to commercially scalable implementations as hoped or at all;
•the gate speed in our technology could prove more difficult to improve than expected;
•the QCCD could prove to be more challenging to develop than expected;
•the integrated photonic technology used to connect ion traps could prove more challenging and take longer to perfect than currently expected. This would limit our ability to scale to a sufficiently large number of qubits in a single system or network systems together;
•it could take longer to incorporate modular architectures for additional cross-processor computational strength than currently expected, limiting our ability to realize the benefits of QCCD technology; and
•the scaling of fidelity with qubit number could prove poorer than expected, limiting our ability to successfully run larger circuits or achieve commercial advantage.
In addition, we will need to develop the manufacturing process necessary to make these quantum computers in high volume. We have not yet fully validated a manufacturing process nor acquired the tools, processes or support functions necessary to produce high volumes of our quantum computers that meet all commercial requirements. If we are not able to overcome these manufacturing hurdles in building our quantum computers, our business may fail.
Even if we complete development and achieve volume production of our quantum computers, if the cost, performance characteristics or other specifications of the quantum computer fall short of our projections or our technical performance objectives, our business, results of operations and financial condition could be adversely affected.
Our integrated full-stack quantum computing platform creates complex interdependencies that could result in development delays, increased costs, or product failures.
Our business model involves developing and integrating quantum computing hardware, including our trapped-ion quantum systems, quantum software such as compilers, middleware and applications and related services. This integrated full stack approach creates complex interdependencies across our technology platform, such that issues, defects or delays in one area may cascade to other areas of development, testing and deployment. For example, changes or improvements to our hardware may require corresponding software modifications, updates, or rewrites, and software enhancements may necessitate hardware modifications, recalibration or additional testing. These interdependencies can create iterative development cycles that extend product development timelines, increase costs or limit our ability to deliver systems with expected performance characteristics.
Integration failures, incompatibilities, or coordination challenges between our hardware and software components may result in system performance below customer expectations, significant product delays, cost overruns or failures in customer deployments. In addition, managing development across multiple integrated technology domains requires specialized expertise in quantum physics, software engineering, systems integration and customer applications, which is difficult to recruit and retain in the competitive quantum computing talent market.
If we are unable to effectively manage these integration risks, our ability to deliver products and services on schedule and within budget could be adversely affected, which could harm our competitive position, customer relationships, reputation, and materially and adversely affect our business, results of operations, and financial condition.
We have experienced in the past, and could suffer future disruptions, outages, defects and other performance and quality problems with our quantum computing systems, our private cloud, or other information systems, our research and development activities, our facilities, our other fixed assets, or with the public cloud, internet, and other infrastructure or third-party systems on which they rely.
We currently operate four commercial quantum computing systems, three of which are located at our Colorado campus and one on the RIKEN campus in Japan, with a fifth system currently expected to be deployed in Singapore in early 2027. Significant damage to, or a complete loss of, our Colorado campus would adversely impact our business, operations and prospects.
Moreover, we have experienced, and may in the future experience, disruptions, failure, data loss, outages, defects and other performance and quality problems with our systems. We may experience mandatory or automated safety shutdowns triggered by environmental, facility or equipment conditions. Any such shutdowns could halt operations unexpectedly, delay delivery timelines and negatively affect customer experience and revenue. Our business depends on our quantum computing systems being available to our customers. Our quantum computing systems incorporate highly complex subsystems, including cryogenics, laser and optical networks, and precision electronic controls. Failures or performance degradation in any major subsystem may lead to extended outages, significant repair costs or reduced system fidelity. Certain failures, including atomic source issues, trap failures or UHV defects, may require breaking vacuum to perform repairs, resulting in lengthy service interruptions. Such events could materially impact system uptime and increase maintenance costs.
We have also experienced, and may in the future experience, disruptions, failures, data loss, outages, defects and other performance and quality problems with third-party systems and technology upon which we rely, including the public cloud, internet, private data center providers, facilities in which we build and deploy our systems and technology, and other infrastructure like utility power, water supply, air conditioning, air compression and other inputs on which our systems and their supporting services rely. These problems can be caused by a variety of factors, including software or firmware updates, vulnerabilities and defects in proprietary software and open-source software, hardware components, human error or misconduct, software errors, capacity constraints, design limitations, denial of service attacks, phishing attacks, computer viruses, malicious or destructive code or other security-related incidents, foreign objects or debris, weather, earthquakes, floods, fires, power loss, telecommunication failures, construction, supply-chain events, accidents, cybersecurity threats, terrorist attacks, natural disasters, public health crises, geopolitical and similar events, or acts of misconduct and other force majeure. Despite any precautions we may take, the occurrence of these problems at our or our third-party vendors’ hosting facilities, or within our systems or the systems of third parties upon which we rely, could result in interruptions, performance problems, or failure of our infrastructure, technology, or platforms, which may adversely impact our business. In addition, our ability to conduct normal business operations could be severely affected. In particular, in the event of significant physical damage to our facilities or the facilities of the third parties we rely on, it may take a significant period of time to achieve full resumption of our services. Our disaster recovery planning may not account for all eventualities and may not be sufficient for all situations. In addition, any negative publicity arising from these disruptions could harm our reputation and brand and adversely affect our business.
If any of the third-party services we rely on experience errors, disruptions, security issues, or other performance deficiencies, if they are updated such that our platforms become incompatible, if these services, software, or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise, or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in our platforms, cause our platforms to fail, our revenue and margins could decline, or our reputation and brand to be damaged, we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted, and our processes for managing our sales and servicing our customers could be impaired until equivalent services or technology, if available, are identified, procured, and implemented, all of which may take significant time and resources, increase our costs, and could adversely affect our business. We do not have a contractual right with our public cloud providers that compensates us for any losses due to availability interruptions in the public cloud. If we experience interruptions, disruptions, failures, data loss, outages, or other performance problems (whether as a result of an internal issue, external issue or a third-party issue), our business, financial condition, and results of operations could be adversely affected.
Our quantum computing systems depend on uninterrupted operation of cryogenic liquefaction infrastructure. A failure or extended outage of liquefaction equipment could result in meaningful system downtime, increased operating costs and delayed fulfillment of customer commitments. Further, any disruptions, outages, downtime, defects and other performance and quality problems with our quantum computing systems or with the public cloud, internet and other information systems and infrastructure on which they rely, could result in reduced use of our systems, increased expenses including repair and maintenance costs, delayed delivery under our contractual commitments (and in particular under distributorship agreements where the authorized distributor holds rights to promote market and sell quantum system access), required provision of service credits and harm to our brand and reputation, any of which could have an adverse effect on our business, results of operations and financial condition.
We have a limited number of suppliers for significant components of the equipment we use to build and operate our products, services and solutions. Any disruption in the availability of these components could delay our ability to expand or increase the capacity of our infrastructure or repair or replace defective equipment.
We are reliant on a limited number of suppliers and government agencies, including single-source and offshore suppliers, for the specialized components necessary to build the technology infrastructure underlying our products, services and solutions. For example, we rely on single-source suppliers for certain advanced sensors, trap fabrication services, high-performance electronic interface products, acousto-optic devices, certain fiber optic cable assemblies, certain cryogenic components and parts, certain optical and photonics components, laser systems, enriched isotope materials, electromagnetic simulation software, and certain design and manufacturing services for embedded computing solutions. As our business grows, we must continue to scale and adapt our supply chain or it could have an adverse impact on our business. Any of the following factors (and others) could have an adverse impact on the price or availability of these components necessary to our business:
•asymmetry between component availability and contractual performance obligations, including where specified components are required;
•shifts in market-leading technologies away from those offered by our current suppliers that could impact our ability to offer our customers the products, services and solutions that they are seeking;

•reduced control over production costs and constraints based on the then-current availability, terms and pricing of these components, including any delays in our supply chain;
•limited ability to control aspects of the quality, performance, quantity and cost of our infrastructure or of its components;
•the potential for binding price or purchase commitments with our suppliers at higher than market rates;
•reliance on our suppliers to keep up with technological advancements at the same pace as our business and customer demands, including their ability to continue to deliver next generation components that are substantially better than the prior generation;
•consolidation among suppliers in our industry, which may harm our ability to negotiate and obtain favorable terms from our suppliers and the third-party suppliers that our suppliers rely on;
•vertical consolidation between our suppliers and our competitors, which may change our suppliers’ incentives to deal with us fairly and could expose us to higher prices; longer lead times; unfavorable treatment during periods of product allocation; loss or delay of access to key inputs; deprioritized support, maintenance, testing, or qualification; or misuse of our confidential information and intellectual property;
•labor and political unrest at facilities we do not operate or own;
•geopolitical disputes disrupting our or any of our suppliers’ supply chains;
•business, legal compliance, litigation and financial concerns affecting our suppliers or their ability to manufacture and ship components in the quantities, quality and manner we require;
•impacts on our supply chain including from technology controls laws, import and export regulations, economic and trade sanction, shifts in national security or foreign policy, or adverse public health developments, such as outbreaks of contagious diseases or pandemics; and
•disruptions due to floods, earthquakes, storms and other natural disasters, particularly in countries with limited infrastructure and disaster recovery resources, or regional conflicts.
Our technology infrastructure components suppliers fulfill our supply requirements on the basis of individual purchase orders, which we often place on a just-in-time basis. We currently have no long-term contracts or arrangements with our suppliers that guarantee capacity or the continuation of any particular payment terms. Accordingly, our suppliers are not obligated to continue to fulfill our supply requirements, and the prices we are charged for their products or services could be increased on short notice. Further, because we often submit purchase orders to our suppliers on a just-in-time basis, any delay from our suppliers may result in our inability to provide our products, services and solutions to our customers on a timely basis and fulfill our contractual requirements under our customer contracts. If we are required to change suppliers, our ability to meet our obligations to our customers, including scheduled compute access, could be adversely affected and our products, services and solutions may not be as performant, which could cause the loss of sales from existing or potential customers, delayed revenue or an increase in our costs, which could adversely affect our margins. Any production or shipping interruptions for any reason, such as a natural disaster, epidemics, pandemics, capacity shortages, quality problems, or strike or other labor disruption at one of our supplier locations or at shipping ports or locations, could adversely affect sales of our products, services and solutions.
In addition, we are continually working to expand and enhance our infrastructure features, technology, network and other technologies to accommodate substantial increases in the computing power required by more compute-intensive workloads on our platform, the amount of data we host, and our overall number of total customers. We may be unable to project accurately the rate or timing of these increases or to allocate resources successfully to address such increases and may underestimate the data center capacity needed to address such increases. Our limited number of suppliers, in turn, may not be able to quickly respond to our needs, which could have a negative impact on customer experience and contractual performance. In the future, we may be required to allocate additional resources, including spending substantial amounts, to build, purchase, or lease or license data centers and equipment and upgrade our technology and network infrastructure in order to handle increased customer usage, and our suppliers may not be able to satisfy such requirements. In addition, our network or our suppliers’ networks might be unable to achieve or maintain data transmission capacity high enough to effectively deliver our products, services and solutions. We may also face constraints on our ability to deliver our products, services and solutions if there is limited power supply. Our failure, or our suppliers’ failure, to achieve or maintain high data transmission capacity and sufficient electrical services could impact our ability to meet customer needs and could significantly reduce demand for our products, services and solutions. Such reduced demand and resulting loss of computing power, cost increases, or failure to upgrade our equipment or adapt to new technologies could harm our business, results of operations and financial condition.
Moreover, our suppliers themselves rely on a complex network of third-party suppliers for semiconductor manufacturing, hardware components, specialized materials and other critical inputs, which introduces additional risks to our supply chain. Any disruption in the operations of these upstream suppliers, whether due to equipment failures, geopolitical factors such as the potential for military conflict between China and Taiwan or restriction on the trade of critical materials or other product inputs, or technology control laws and export and import regulations, supply-chain constraints, could affect our suppliers’ ability to supply the significant components of the equipment we use to operate our platform and provide our products, services and solutions to our customers, which could, in turn, affect the availability of our products, services and solutions, as well as lead times.
In addition, to the extent any of our suppliers’ businesses are impacted by business, legal compliance, litigation and financial concerns, including geopolitical developments, regulatory scrutiny, or export controls, our business, results of operations, and financial condition may be adversely affected. For example, increasing use of tariffs, economic sanctions and export controls has impacted and may in the future impact the availability and cost of supplies and equipment and other components of our platform. Tariff actions, quotas and retaliatory measures may raise the price of imported equipment and materials we rely on. If additional restrictions are imposed on semiconductors, networking equipment or design and manufacturing software, or if foreign governments adopt countermeasures, our procurement costs could rise and our ability to deploy capacity on planned timelines could be reduced. Expansion or reinterpretation of United States export controls that cover advanced quantum computing hardware, software or related services could limit availability of components or require reconfiguration of our infrastructure plans. The technology control laws, import and export regulations of non-U.S. countries, their respective foreign policies and stance on national security regulations, as well as their imposition of economic and trade sanctions, or failure or refusal to grant us or our partners any necessary approvals or licenses could further affect supply, logistics and servicing. These dynamics could slow our ability to add or replace hardware and could affect the economics of certain deployments.
Our roadmaps and plans for commercialization involve technology that is not yet available for customers and may never become available or meet desired technical specifications.
Our commercialization roadmaps include the proposed development and release of next-generation quantum computing systems with increased qubit counts, improved error rates, and enhanced capabilities, which have not yet been made available to customers. These systems are important milestones for our commercialization strategy. However, the development of advanced quantum computing systems involves significant technical challenges, and there can be no assurance that we will be able to develop and release these systems on our anticipated timeline, or at all. Accordingly, our roadmaps may be delayed or may never be achieved, either of which could harm our competitive position, damage customer relationships and materially and adversely affect our business, results of operations and financial condition.

The quantum computing industry is competitive on a global scale and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.
The markets in which we operate are rapidly evolving and highly competitive. As the marketplace continues to mature and new technologies and competitors enter, we expect competition to intensify. Our current competitors include:
•large, well-established tech companies that generally compete across our products, services and solutions, including Alphabet, Amazon, IBM and Microsoft;
•large research organizations funded by sovereign nations such as China, Russia, Canada, Australia and the United Kingdom, and those in the European Union as of the date of this prospectus and we believe additional countries in the future;
•less-established public and private companies with competing technology, including companies located outside the United States; and
•new or emerging entrants seeking to develop competing technologies.
We compete based on various factors, including technology, performance, multi-cloud availability, brand recognition and reputation, customer support and differentiated capabilities, including ease of administration and use, scalability and reliability, data governance and security. Many of our competitors have substantially greater brand recognition, customer relationships and financial, technical and other resources, including an experienced sales force and sophisticated supply-chain management. They may be able to respond more effectively than us to new or changing opportunities, technologies, standards, customer requirements and buying practices. In addition, many countries are focused on developing quantum computing solutions either in the private or public sector and may subsidize quantum computers which may make it difficult for us to compete. Many of these competitors do not face the same challenges that we do in growing our business. In addition, other competitors might be able to compete with us by bundling their other products in a way that does not allow us to offer a competitive solution.
Additionally, we must be able to achieve our objectives in a timely manner or our business may lose ground to competitors, including competing technologies. Because there are a large number of market participants, including certain sovereign nations, focused on developing quantum computing technology, we must dedicate significant resources to achieving any technical objectives on the timelines established by our management team. Any failure to achieve objectives in a timely manner could adversely affect our business, results of operations and financial condition.
For all of these reasons, competition may negatively impact our ability to maintain and grow consumption of our platform or put downward pressure on our prices and gross margins, any of which could materially harm our reputation, business, results of operations and financial condition.
Our business is currently dependent upon our relationship with our cloud providers. There are no assurances that we will be able to continue to commercialize quantum computers from our relationships with cloud providers.
We currently offer access to quantum computing services, both directly to our end users with our own quantum cloud services, and indirectly to end users through public cloud providers such as Microsoft Azure who integrate our quantum computing services into their own quantum computing platforms. These public cloud partners operate a service in direct competition with us to provide direct access to quantum computing services. Currently, a majority of our cloud-based quantum computing services business is run through our own quantum cloud services, however we may engage with additional partners to provide access to our cloud-based quantum computing services. Cloud computing partnerships could be terminated, or not scale as anticipated, or even at all.
There is a risk that one or more of the public cloud providers could restrict access to their services or use their public clouds and extensive customer relationships to embed innovations or privileged interoperating capabilities in competing products, combine their own quantum offerings with other cloud services in competition with us, and use their public cloud customer relationships and ecosystem to limit or exclude us from opportunities. These cloud providers have vastly greater financial resources, established customer relationships and integrated ecosystems than we do. Further, they have the resources to acquire or partner with existing and emerging providers of competing technology and thereby accelerate adoption of those competing technologies. All of the foregoing could make it difficult or impossible for us to provide products, services and solutions that compete favorably with those of the public cloud providers.
Additionally, public cloud providers control the customer interface and billing relationship for cloud-based quantum services delivered through their platforms. This gives them visibility into customer usage patterns, feature adoption and pricing sensitivity, and they could exploit these insights to develop competing offerings or negotiate unfavorable terms with us. If cloud providers favor their own quantum offerings in product recommendations, documentation or technical support, our ability to compete through their platforms would be materially impaired.
Further, if our contractual and other business relationships with our cloud partners are terminated, either by the counterparty or by us, suspended or suffer a material change to which we are unable to adapt, such as the elimination of services or features on which we depend, we would be unable to provide our cloud-based quantum computing services business at the same scale or geographic scope and could experience significant delays and incur additional expense in transitioning customers to a different public cloud provider or further building out our own cloud infrastructure, which would require substantial capital investment and operational expertise we may not possess.
We may be negatively impacted by any early obsolescence of our quantum computing systems.
We depreciate the cost of our quantum computing systems over their expected useful lives. However, product cycles in the quantum computing industry may evolve rapidly due to technological advances, competitive developments or changes in customer requirements, and we may decide to retire, replace or significantly modify certain systems, products or production processes more quickly than expected. As a result, all or part of our quantum computing systems could become obsolete prior to the end of the previously expected useful lives, which could require us to accelerate depreciation, recognize impairment charges or incur additional capital expenditures.
Abruptly sunsetting particular products, services and solutions could create disruption to customers resulting in damage to our credibility, brand and reputation. Moreover, we may need to alter the way in which we deliver our products, services, or solutions as engineering approaches, production methods, or operational efficiencies evolve, which could further increase costs, create operational challenges or adversely affect our business, results of operations and financial condition.
We may be unable to reduce the cost of developing our quantum computers, which may prevent us from pricing our quantum systems competitively.
Our ability to price our quantum computing products, services and solutions competitively depends in part on our ability to improve the efficiency of our system design, manufacturing processes and supply chain as our technology evolves and as we seek to scale deployment. While we expect that advances in engineering, manufacturing practices and supplier relationships may improve our cost structure over time, these improvements may not occur as anticipated, or at all.
If we are unable to achieve anticipated cost efficiencies or if our costs increase due to technical challenges, supply constraints or other factors, the costs associated with developing and delivering our quantum computing systems may remain high or increase. As a result, our offerings may be less competitive on a cost or value basis, which could limit customer adoption, reduce margins or adversely affect our business, results of operations and financial condition.

The quantum computing industry is in its early stages and volatile, and if it does not develop, if it develops slower than we expect, or if it develops in a manner that does not require use of our quantum computing products, services and solutions, our business, financial condition, reputation, and profitability may be negatively affected.
The nascent market for quantum computers is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards and changing customer demands and behaviors. Many customers engage with our quantum computing products, services and solutions as part of exploratory, research-driven or pilot programs, rather than long-term production deployments. Our success will depend to a substantial extent on the willingness of our potential customers to use, and increase their utilization of, our products, services and solutions, as well as on our ability to demonstrate the value of quantum computing to their respective organization, government agencies and other purchasers of quantum computing offerings. If the market for quantum computers in general does not develop as expected, or develops more slowly than expected, our business, results of operations and financial condition could be harmed.
In addition, our growth and future demand for our products, services and solutions is highly dependent upon the adoption by developers and customers of quantum computers, as well as on our ability to demonstrate the value of quantum computing to our customers. Delays in future generations of our quantum computers or technical failures at other quantum computing companies could limit market acceptance of our products, services and solutions. Negative publicity concerning our products, services and solutions or the quantum computing industry as a whole could limit market acceptance of our products, services and solutions. It is expected that quantum computing will solve many large-scale problems. However, such problems may never be solvable by quantum computing technology alone or in combination with classical computing. If our customers and partners do not perceive the benefits of our products, services and solutions, or if our products, services and solutions do not drive member engagement, then our market may not develop at all, or it may develop slower than we expect. If any of these events occur, it could have an adverse effect on our business, results of operations and financial condition. If progress towards quantum advantage ever slows relative to expectations, it could adversely impact revenues, inhibit customer confidence and willingness to continue to pay for our products, services and solutions. This could harm or even eliminate revenues in the period before quantum advantage.
Our quantum computing systems are highly complex and may experience reliability issues, performance variability, outages, increased downtime or reduced uptime, which could materially and adversely affect our business, credibility brand and reputation, results of operations, financial condition and growth prospects.
The hardware and software underlying our platform and products is highly technical and complex. Our hardware and software have previously, and may now or in the future experience reliability issues, performance variability, outages, increased downtime or reduced uptime. In addition, errors, failures and bugs may be contained in our software utilized in building and operating our products, services and solutions or may result from errors in the deployment or configuration of quantum computing services software. Some reliability or performance issues in our products, services and solutions may only be discovered after a product has been deployed or may never be generally known. In some instances, despite internal testing, we may not be able to identify the cause or causes of these problems or risks within an acceptable period of time. Any errors, bugs or vulnerabilities discovered in our products, services and solutions after they have been deployed, or never generally discovered, could result in interruptions in platform availability, suspension of access to products and services product malfunctioning or data breaches. Our customers may use our products, services and solutions for processes that are critical to their businesses and any errors, defects, security vulnerability, service interruptions or software bugs in our platform could result in losses to our customers and thereby result in damage to our credibility brand and reputation, adverse effects upon customers and users, loss of customers and relationships with third parties, significant expenditures of capital, a delay or loss in market acceptance, loss of revenue or liability for damages. In addition, provisions typically included in our customer agreements that attempt to limit our exposure to claims may not be enforceable or adequate and may not otherwise protect us from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our products, services and solutions and retain our customers.

As commercial development of our quantum computers evolves, our products may contain defects in design and manufacture that may cause them to not perform as expected or that may require repair and design changes. Our quantum computers are inherently complex systems that integrate advanced, and in some cases, novel technology and components in ways that have limited operating history at commercial scale, which increases the risk of defects, errors, or reliability issues, particularly when first introduced. We have a limited frame of reference from which to evaluate the long-term performance, durability and reliability of our systems under sustained commercial operation. There can be no assurance that we will be able to detect and fix any defects in our quantum computers in a timely manner, or without disruptions to our products, services, and solutions to our customers. If our technology fails to perform as expected, customers may seek out competitor offerings or turn away from quantum computing entirely, each of which could adversely affect our sales and brand and could adversely affect our business, results of operations and financial condition. If defects in our technology lead to erroneous outputs, third parties relying on those outputs may draw from them erroneous conclusions, creating a risk that we will be liable to those third parties.
If we cannot successfully execute on our strategy, including being able to timely adjust to changing customer needs and new technologies and other market requirements, or achieve our objectives in a timely manner, our business, financial condition and results of operations could be harmed.
The quantum computing sector is characterized by rapid technological change, changing user requirements, uncertain product lifecycles and evolving industry standards. We believe that the pace of innovation will continue to accelerate as technology changes and different approaches to quantum computing mature based on a broad range of factors, including system architecture, error correction, performance and scale, ease of programming, user experience, markets addressed, types of data processed and data governance and regulatory compliance. Our future success depends on our ability to continue to innovate and increase customer adoption of our products, services and solutions. If we are unable to enhance our products, services and solutions to keep pace with these rapidly evolving customer requirements, if new technologies emerge that are able to deliver competitive products at lower prices, more efficiently, with better functionality, more conveniently, or more securely than our platform or if we are unable to maintain compliance with industry standards or any International Organization for Standardization certifications, our business, financial condition and results of operations could be adversely affected.
Even if we are successful in executing on our roadmaps and strategy and delivering increasingly more powerful quantum computing products, services and solutions, competitors in the industry may achieve technological breakthroughs which render our products, services and solutions inferior to other products, services and solutions or obsolete.
Our continued growth and success depend on our ability to innovate and develop quantum computing technology in a timely manner and effectively market these products. Without timely innovation and development, our quantum computing products, services and solutions could be rendered obsolete or less competitive by changing customer preferences or because of the introduction of a competitor’s more advanced technologies. Any technological breakthroughs which render our technology obsolete or inferior to other products could have a material adverse effect on our business, financial condition or results of operations.
Our products, services and solutions may not achieve market success, but will still require significant costs to develop.
We believe that we must continue to dedicate significant resources to our research and development efforts before knowing whether there will be broad market acceptance of our quantum computing and networking technologies. Furthermore, the technology for our products, services and solutions is new, and the performance of these products, services and solutions is uncertain. Our quantum computing and networking technologies could fail to attain sufficient market acceptance, if at all, for many reasons, including:
•pricing and the perceived value of our systems relative to its cost;
•delays in releasing quantum computers with sufficient performance and scale to the market;
•failure to produce products of consistent quality that offer functionality comparable or superior to existing or new products;

•ability to produce products fit for their intended purpose;
•failures to accurately predict market or customer demands;
•defects, errors or failures in the design or performance of our quantum computing systems;
•negative publicity about the performance or effectiveness of our systems;
•strategic reaction of companies that market competitive products;
•no or insufficient customer budget or allocation for quantum computing spend; and
•the introduction or anticipated introduction of competing technology.
To the extent we are unable to effectively develop and market a quantum computing system to address these challenges and attain market acceptance, our business, results of operations and financial condition may be adversely affected.
We are highly dependent on our ability to attract and retain key employees, including quantum physicists and other highly specialized technical personnel, and intense competition for such talent could adversely affect our business.
Our future success is highly dependent on our ability to attract and retain our executive officers, key employees and other qualified personnel, including quantum physicists and other highly specialized technical personnel and our employees from acquired businesses. As we build our brand and become more well known, there is increased risk of competitors or other companies hiring our personnel. The loss of the services provided by these individuals could adversely impact the achievement of our business strategy. Our U.S. employed individuals could leave our employment at any time, as they are “at will” employees. The loss of one of our key employees, particularly to a competitor, could also place us at a competitive disadvantage. Effective succession planning is important to our long-term success, and failure to ensure knowledge capture and the effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution.
Our future success also depends on our continuing ability to attract, train, develop, motivate and retain highly qualified and skilled employees. The market for highly skilled workers and leaders in the quantum computing industry is extremely competitive. In particular, hiring qualified personnel specializing in supply-chain management, engineering, software development and sales, as well as other technical staff and research and development personnel is critical to our business and the development of our quantum computing and networking systems. Some of these professionals are hard to find and we may encounter significant competition in our efforts to hire them. Many of the other companies with which we compete for qualified personnel have greater financial and other resources than we do. The effective operation of our supply chain, including the acquisition of critical components and materials, the development of our quantum computing and networking technologies, the commercialization of our quantum computing and networking technologies and the effective operation of our managerial and operating systems all depend upon our ability to attract, train and retain qualified personnel in the aforementioned specialties. Additionally, changes in immigration and work permit laws and regulations or the administration or interpretation of such laws or regulations, including recent changes, could impair our ability to attract and retain highly qualified employees. If we cannot attract, train and retain qualified personnel, including quantum physicists and other highly specialized technical personnel, in this competitive environment, we may experience delays in the development of our quantum computing and networking technologies and be otherwise unable to develop and grow our business as projected, or even at all.
Our future growth and success depend on our ability to sell effectively to large customers.
Our potential customers tend to be large enterprises. Therefore, our future success will depend on our ability to effectively sell our products, services and solutions to such large customers. Sales to these end-customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers. These risks include, but are not limited to, increased purchasing power and leverage held by large customers in negotiating contractual arrangements with us and longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our products, services and solutions.
In addition, product purchases by large organizations are frequently subject to budget constraints, clearance of internal customer IT governance hurdles, multiple approvals and unanticipated administrative, processing and other delays. Finally, large organizations typically have longer implementation cycles, require greater product functionality and scalability, require a broader range of services, demand that vendors take on a larger share of risks, require acceptance provisions that can lead to a delay in revenue recognition and expect greater payment flexibility. All of these factors can add further risk to business conducted with these potential customers.
We depend on a limited number of customers for a significant percentage of our revenue and the loss or temporary loss of a major customer for any reason could harm our financial condition.
We have historically generated most of our revenue from a limited number of customers. Our largest customer, RIKEN, accounted for 60% of our revenue for the fiscal year ended December 31, 2025, and 63% of our revenue for the fiscal year ended December 31, 2024. Additionally, the U.S. government was a significant customer for the fiscal year ended December 31, 2025, accounting for 16% of our revenue. As a consequence of the concentrated nature of our customer base, our quarterly revenue and results of operations may fluctuate from quarter to quarter and are difficult to estimate, and any delay, reduction or cancellation of orders or services rendered or any acceleration or delay in anticipated purchases or grants and awards by our larger customers could materially affect our revenue and results of operations in any quarterly period.
Additionally, many of our large customer relationships involve pilot programs, research collaborations or grant-funded projects rather than long-term production commitments. These arrangements are often shorter in duration, subject to budget cycles or grant renewal, and may not convert to ongoing commercial relationships. The experimental nature of these engagements increases the risk that revenue from large customers may not recur in future periods. We may be unable to sustain or increase our revenue from our larger customers, grow revenues with new or other existing customers at the rate we anticipate or at all, or offset the discontinuation of concentrated purchases by our larger customers with purchases by new or existing customers. These larger customers could also reduce or discontinue their purchases of our products, services and solutions in the event they transition to internally developed products, services and solutions or determine to divide their purchases of our products, services and solutions between us and a second source. We expect that such concentrated purchases will continue to contribute materially to our revenue for the foreseeable future and that our results of operations may fluctuate materially as a result of such larger customers’ buying patterns or funding cycles. The loss or temporary loss of such customers, or a significant delay or reduction in their purchases, could materially harm our business, results of operations and financial condition.
We may not be able to accurately estimate the future supply and demand for our quantum computers, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.
It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We anticipate being required to provide forecasts of our demand to our current and future suppliers prior to the scheduled delivery of products to potential customers. Currently, there is no historical basis for making judgments on the demand for our quantum computers or our ability to develop, manufacture and deliver quantum computers, or our profitability, if any, in the future. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly could increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products, services and solutions and result in delays in product shipments and revenues. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of quantum computers and related compute time to our potential customers could be delayed, which could harm our business, results of operations and financial condition.

Our systems depend on the use of a particular isotope of an atomic element that is used as qubits for our ion-trap technology. If we are unable to procure these isotopically enriched atomic samples, or are unable to do so on a timely and cost-effective basis, and in sufficient quantities, we may incur significant costs or delays, which could negatively affect our operations and business.
There are limited suppliers of isotopically enriched materials that are necessary for the production of our ion-trap technology. We currently purchase such materials through the National Isotope Development Center managed by the U.S. Department of Energy Isotope Program. We do not have any supplier agreements with the U.S. Department of Energy and purchase the materials through a standard ordering process. While we are currently looking to engage additional suppliers, there is no guarantee we will be able to establish or maintain relationships with such additional suppliers on terms satisfactory to us. Reliance on any single supplier increases the risks associated with being unable to obtain the necessary atomic samples because the supplier may have limited supplies, have laboratory constraints, can be subject to unanticipated shutdowns and/or may be affected by natural disasters and other catastrophic events. Some of these factors may be completely out of our and our suppliers’ control. Failure to acquire sufficient quantities of the necessary isotopically enriched atomic samples in a timely or cost-effective manner could materially harm our business.
If our quantum computing systems are not compatible with some or all industry-standard software and hardware in the future, our business could be harmed.
Programming for quantum computing requires unique tools, software, hardware and development environments. We have focused our efforts on creating quantum computing hardware, the system control platform for such hardware and a suite of base software programs that optimize execution of quantum algorithms on our hardware. At the middleware and application layer, we rely on third parties to create and advance software, standards, specifications, applications, hardware and services that enable these systems to integrate into various environments and be utilized towards various customer use cases. Full utilization of our quantum computing solutions may depend on these third-party software, standards, specifications, applications, hardware and services, which may not be compatible with our quantum computing solutions and their development, or may not be available to us or our customers on commercially reasonable terms, or at all, which could harm our business.
If our customers are unable to achieve compatibility between other software and hardware and our hardware, it could impact our relationships with such customers or with customers, generally, if the incompatibility is more widespread. In addition, the mere announcement of an incompatibility problem relating to our products with interfacing software tools could cause us to suffer reputational harm and/or lead to a loss of customers. Any adverse impacts from the incompatibility of our quantum computing products, services and solutions could adversely affect our business, results of operations and financial condition.
If we are unable to maintain our current strategic partnerships or we are unable to develop future collaborative partnerships, our future growth and development could be negatively impacted.
We have entered into, and may enter into, strategic partnerships to develop and commercialize our current and future research and development programs with other companies to accomplish one or more of the following:
•obtain expertise in relevant markets;
•obtain sales and marketing services or support;
•obtain equipment and facilities;
•develop relationships with potential future customers; and
•generate revenue.
We may not be successful in establishing or maintaining suitable partnerships, and we may not be able to negotiate collaboration agreements having terms satisfactory to us, or at all. Failure to make or maintain these arrangements or a delay or failure in a collaborative partner’s performance under any such arrangements could harm our business and financial condition.

Any cybersecurity-related incident, including a cybersecurity attack, significant data breach or disruption of the information technology systems, infrastructure, network, third-party processors or platforms on which we rely could damage our reputation and adversely affect our business and financial results.
Our operations rely on information technology systems for the use, storage, transmission and other processing of sensitive, proprietary and confidential information, including personal data, with respect to us, our customers, our customers’ customers, our employees and other third parties.
We have limited redundancy across certain critical systems, suppliers and operations, which exposes us to increased risk of disruption and cyber incidents. The nature of our quantum computing business may make us an attractive target for sophisticated cyber attackers, including nation-state actors seeking access to advanced technology or seeking to disrupt our operations. Our quantum computing research, source code and proprietary algorithms represent high-value intellectual property targets. Additionally, our quantum computing systems process customer data and algorithms that may contain sensitive or proprietary information and unauthorized access to or disclosure of such information could expose us to significant liability, contractual breaches, and reputational harm. A malicious cybersecurity-related attack, intrusion or disruption by either an internal or external source or other breach of or a cybersecurity incident relating to the systems on which our platform and products operate, and on which our employees conduct business, could lead to unauthorized access to, use of, loss of or unauthorized disclosure of sensitive, proprietary and confidential information, disruption to our platform, networks, systems, products and services, viruses, worms, spyware, or other malware being served from our platform, networks or systems; and resulting regulatory enforcement actions, litigation, indemnity obligations and other possible liabilities, as well as negative publicity, which could damage our reputation, impair sales and harm our business. Cyberattacks and other malicious internet-based activity continue to increase, and cloud-based platform providers of products and services, including those that we rely on, have been and are expected to continue to be targeted. In addition to traditional computer “hackers,” malicious code (such as viruses and worms), ransomware attacks, business email compromises, social engineering (including phishing), employee theft or misuse and denial-of-service attacks, sophisticated nation-state and nation-state supported actors now engage in cybersecurity-related attacks (including advanced persistent threat intrusions). Cyberattacks may also gain publishing access to our customers’ accounts on our platform, using that access to publish content without authorization.
We and our third party service providers face evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our or our customers’ confidential, sensitive, proprietary or personal data and our and our third-party service providers’ information technology systems. These risks could result from telecommunications or network failures or interruptions, misconfigurations, “bugs,” or other vulnerabilities in commercial software that is integrated into our and our third-party service providers’ information technology systems, products, or services, which are prevalent in our industry in addition to cybersecurity-related attacks. Despite efforts to create security barriers to such threats, it is not feasible for us to entirely mitigate these risks. If our or our third party service providers’, customers’ or partners’ security measures are compromised as a result of third-party action, employee, customer, or user error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our reputation would be damaged, our data, information or intellectual property, including sensitive, confidential and proprietary information, or those of our customers and our customers’ consumers, may be accessed, lost, destroyed, stolen, altered, misused or otherwise compromised, we may lose current customers and future opportunities, our business may be harmed and we could incur significant liability, including fines, cost of recovery, and costs related to remediation measures and/or incident response, and future compliance costs.
Further, cyberattacks and other security incidents could remain undetected for an extended period and even when a security breach is detected, the full extent of the breach may not be determined immediately. We have not always been able in the past, and may be unable in the future, to anticipate or prevent techniques used to obtain unauthorized access to or compromise of our systems because they change frequently and are generally not detected until after an incident has occurred. We also cannot be certain that we will be able to prevent vulnerabilities in our software or address vulnerabilities that we may become aware of in the future.
In addition, techniques used to obtain unauthorized access or to sabotage systems change frequently. Bad actors are beginning to utilize AI-based tools, including generative AI-based tools, to execute attacks, circumvent security controls, evade detection, and remove forensic evidence, creating unprecedented cybersecurity challenges. As a result, we may be unable to detect, investigate, remediate, or recover from future attacks or incidents, or to avoid a material adverse impact to our information technology systems, confidential or personal data, or business. Further, there may be an increased risk of cyberattacks by state actors due to regional geopolitical conflicts, including the current conflict between Russia and the Ukraine. Any increase in such attacks on us or our systems could adversely affect our platform, networks, systems or other operations. Although we maintain cybersecurity policies and procedures to manage risk to our information technology systems, continuously adapt our systems and processes to mitigate such threats, and plan to enhance our protections against such attacks, we may not be able to address these cybersecurity threats proactively or implement adequate preventative measures and we may be unable to promptly detect and address any such disruption or security breach, if at all. Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with worker fraud, including through the use of a stolen or forged identity to gain employment, managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. Moreover, any integration of AI in our or any third-party providers’ operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. If an actual or perceived security breach occurs, the market perception of our security measures could be harmed, and we could lose sales and customers. Any security breach of our platform, our operational systems, physical facilities, or the systems of our third-party processors, or the perception that a breach has occurred, or other adverse impact to the availability, integrity, or confidentiality of such platform and systems, could result in litigation (including class actions), indemnity obligations, regulatory enforcement actions, investigations, compulsory audits, fines, penalties, mitigation and remediation costs, disputes, reputational harm, diversion of management’s attention, and other liabilities and damage to our business.
Further, as we rely on third-party cloud infrastructure, we depend in part on third-party security measures to protect against unauthorized access, cyberattacks and the mishandling of data and information. If these third parties fail to adhere to adequate data security procedures, or in the event of a breach of their networks, our own, our customers’ and our customers’ consumers’ data may be improperly accessed, used or disclosed. Any cybersecurity event, including any vulnerability in our software, cyberattack, intrusion or disruption or any failure or breach unrelated to our own action or inaction, could result in significant increases in costs, including costs for remediating the effects of such an event; lost revenue due to network downtime, a decrease in customer and user trust; increases in insurance premiums due to cybersecurity incidents; increased exposure to a risk of litigation and possible liability; increased costs to address cybersecurity issues and attempts to prevent future incidents; and harm to our business, financial results and our reputation because of any such incident.
We include limitation of liability provisions in our subscription agreements; however, such provisions may not be enforceable or adequate and may not otherwise protect us from any such liabilities or damages with respect to any claim related to a cybersecurity incident or other potential claim referred to above. In addition, our existing general liability insurance coverage and coverage for cyber liability or errors or omissions may not continue to be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims and our insurer may deny coverage with respect to future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, would harm our business.
Many governments, including all 50 U.S. states, have enacted laws requiring companies to provide notice to affected individuals, regulatory authorities, and relevant others of data security incidents involving certain types of data, including personal data. In addition, some of our customers require us to notify them of data security breaches. The foregoing mandatory disclosures are costly and security compromises experienced by our competitors, by our customers or by us may lead to public disclosures, which may lead to widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures, negatively affect our ability to attract new customers, encourage consumers to restrict use of our platform, cause existing customers to end or elect not to renew their subscriptions or subject us to third-party lawsuits, regulatory fines, the loss suspension or revocation of licenses and operational and other rights, or other action or liability, which could affect our operations and harm our business.
Any adverse impact to the availability, integrity, or confidentiality of our data, systems, or physical facilities could result in disputes, claims, or litigation with our customers and impacted third-parties, or investigations by government authorities. These proceedings could force us to incur significant expenditures in defense or settlement, divert management’s time and attention, increase our costs of doing business, or adversely affect our reputation. We could be required to fundamentally change our business activities and practices or modify our platform, products, and services in response to such litigation, which could have an adverse effect on our business. If a security breach were to occur, and the confidentiality, integrity, or availability of our data or the data of our customers and users was disrupted, we could incur significant liability, or our platform, products, and services may be perceived as less desirable, which could negatively affect our business and damage our reputation.
Unfavorable conditions in our industry or the global economy could limit our ability to grow our business and negatively affect our results of operations.
Our results of operations may vary based on the impact of changes in our industry or the global economy on the company or our customers and potential customers. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, international trade relations, pandemics (such as the COVID-19 pandemic), political turmoil, natural catastrophes, warfare and terrorist attacks on the United States or elsewhere, could cause a decrease in business investments, including the progress on development of quantum technologies, and negatively affect the growth of our business. In addition, in challenging economic times, our current or potential future customers may experience cash flow problems and as a result may modify, delay or cancel plans to purchase our products, services and solutions. Additionally, if our customers are not successful in generating sufficient revenue or are unable to secure financing, they may not be able to pay, or may delay payment of, accounts receivable due to us. Moreover, our key suppliers may reduce their output or become insolvent, thereby adversely impacting our ability to manufacture our products, services and solutions. Furthermore, uncertain economic conditions may make it more difficult for us to raise funds through borrowings or private or public sales of debt or equity securities. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry.
Government actions and regulations, such as tariffs, export restrictions and trade protection measures, may limit our ability to obtain products from our suppliers or sell our products, services and solutions to customers.
Political challenges between the United States and countries in which our suppliers are located, and changes to trade policies, including tariff rates, export restrictions and customs duties, trade relations between the United States and those countries and other macroeconomic issues could adversely impact our business. The United States has announced tariffs on certain products imported into the United States, and some countries have imposed tariffs in response to the actions of the United States. There is also a possibility of future tariffs, trade protection measures or other restrictions imposed on our products, services and solutions or on our customers by the United States or other countries that could have an adverse effect on our business. Our technology may be deemed a matter of national security and as such our customer base may be tightly restricted. We may accept government grants or investments that place restrictions on our ability to operate.
If we engage in acquisitions, divestitures, strategic investments or strategic partnerships and fail to achieve favorable results, our business, results of operations and financial condition could be harmed.
We may in the future make acquisitions, divestitures or certain investments. Any transactions that we enter into could be material to our financial condition and results of operations. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties and expenditures. Acquisitions and investments involve a number of risks, such as:
•use of resources that are needed in other areas of our business;
•in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired company;
•in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired company, including potential risks to our corporate culture;

•in the case of an acquisition, the integration of product, engineering and selling and marketing functions, including difficulties and additional expenses associated with supporting legacy services and products and hosting infrastructure of the acquired company, difficulties associated with supporting new products or services, technical and other difficulty migrating the customers of the acquired company onto our platform and difficulties associated with contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;
•in the case of an acquisition, retention and integration of employees from the acquired company;
•in the case of an acquisition, past intellectual property infringement or data security issues arising from the acquired company;
•unforeseen or undetected costs or liabilities;
•adverse effects on our existing business relationships with customers as a result of the acquisition or investment;
•adverse tax consequences;
•regulatory review under laws that regulate mergers and acquisitions activities (including merger control and foreign investment reviews), which could lead to delay, restructuring, remedy commitments, or prohibition of a proposed acquisition;
•contested takeovers or acquisitions;
•regulatory hurdles, including overcoming potential antitrust issues;
•harmonization of corporate values and culture of the acquired entity;
•litigation or other claims arising in connection with the acquired company or investment; and
•in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.
In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our business, results of operations and financial condition based on this impairment assessment process, which could adversely affect our results of operations. Acquisitions and investments may be paid for by company equity or cash, or a combination thereof, resulting in dilutive issuances of equity securities, which could adversely affect our share price, or result in issuances of securities with superior rights and preferences to our common shares or the incurrence of debt with restrictive covenants that limit our future uses of capital in pursuit of business opportunities and significantly reduce our operating capital.
We may not be able to identify acquisition or investment opportunities that meet our strategic objectives, or to the extent such opportunities are identified, we may not be able to negotiate terms with respect to the acquisition or investment that are acceptable to us. At this time, we have made no commitments or agreements with respect to any such material transactions.
If we fail to offer high-quality and reliable customer support, or if the cost of such support is not consistent with corresponding levels of revenue, our business, results of operations and reputation may be harmed.
Due to our innovative technology and roadmaps, our customers will require particular support and service functions, some of which are not currently available, and may never be available. If we experience delays in adding such support capacity or servicing our customers efficiently, or encounter unforeseen issues with the reliability of our technology, it could overburden our servicing and support capabilities. Similarly, increasing the number of our products, services and solutions would require us to rapidly increase the availability of these services. Failure to adequately extend our post sales customer support and service our customers may inhibit our growth and ability to expand, and negatively impact our credibility, brand and reputation.
Our current customers rely on our customer support organization to respond to inquiries and resolve issues related to their use of our platform quickly and effectively. Our customer support relies on third-party technology platforms, which may become unavailable or otherwise prevent our customers and customer support team from interacting on a timely basis across some or all geographies. Our response times to customers and prospects may be impacted for reasons outside our control, such as changes to software and quantum computing services, which may interrupt aspects of our service to our customers. From time to time, we experience spikes in the number of customer support tickets that we receive, which may result in an increase in customer requests and significant delays in responding to our customers’ requests. Customer demand for support may also increase as we expand and enhance our operations and product offerings. Increased customer demand for our support services, without corresponding revenue increases, could increase our costs and harm our business, results of operations and financial condition. As we continue to grow our operations and support our global user base, we need to continue to provide efficient and high-quality support that meets our customers’ needs globally at scale. Our sales process is highly dependent on the ease of use of our platform and products, our business reputation and positive recommendations from our existing customers. Any failure to maintain a high-quality customer support organization, or a market perception that we do not maintain such levels of support, could harm our credibility, brand and reputation, our ability to sell to existing and prospective customers and our business, results of operation and financial condition.
Because our success depends, in part, on our ability to expand sales internationally, our business will be susceptible to risks associated with international operations.
We currently maintain offices and/or have personnel in the United States and other international locations. We expect to continue to expand our international operations by developing our sales and operations presence internationally, which may include opening offices in new jurisdictions. Any additional international expansion efforts that we are undertaking and may undertake may not be successful. In addition, conducting international operations subjects us to new risks, some of which we have not generally faced in the United States or other countries where we currently operate. These risks include, among other things:
•lack of familiarity and burdens of complying with foreign laws, legal standards, privacy, data protection, and cybersecurity standards, regulatory requirements, tariffs and other barriers and the risk of penalties to our customers and individual members of management or employees if our practices are deemed to not be in compliance;
•practical difficulties of enforcing intellectual property and other proprietary rights in countries with varying laws and standards and reduced or varied protection for intellectual property and other proprietary rights in some countries;
•an evolving legal framework and additional legal or regulatory requirements for privacy, data protection, and cybersecurity, which may necessitate the establishment of systems to maintain data in local markets, requiring us to invest in additional data centers and network infrastructure, and the implementation of additional employee privacy documentation (including locally compliant privacy notices and policies), and employee compliance training, all of which may involve substantial expense and may cause us to need to divert resources from other aspects of our business, all of which may adversely affect our business;
•unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties, technology transfer and controls laws, import and export regulations or other trade restrictions;
•difficulties in managing systems integrators and partners;
•increased or unexpected supply chain challenges or delays;
•differing technology standards;

•different pricing environments, longer sales cycles, longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
•increased financial accounting and reporting burdens and complexities;
•difficulties in managing and staffing international operations including the proper classification of independent contractors and other contingent workers, differing employer/employee relationships and local employment laws;
•inadequate management of joint ventures;
•the loss suspension or revocation of licenses and operational and other rights in particular in foreign jurisdictions where we operate;
•difficulties in winding-down operations in foreign jurisdictions where we operate;
•restrictions on the repatriation of capital to the U.S.;
•visa (work and travel) and other restrictions on key personnel whose domain expertise and presence are required in foreign countries where we operate;
•increased costs involved with recruiting and retaining an expanded employee population, including highly skilled workers and leaders in the quantum computing industry, outside the United States through cash and equity-based incentive programs, and legal costs and regulatory restrictions in issuing our shares to employees outside the United States;
•global political and regulatory changes that may lead to restrictions on immigration and travel for our employees;
•fluctuations in exchange rates that may decrease the value of our foreign-based revenue or increase the cost of our foreign operations;
•global public health threats or geopolitical events such as tensions in and around Ukraine, Israel, the Middle East, and other areas of the world;
•degradation in U.S. relationships with targeted countries that could result in those countries disfavoring doing business with U.S. companies and potential imposition of reciprocal or counter sanctions by foreign governments on the U.S. and U.S. companies;
•potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems, restrictions on the repatriation of earnings and transfer pricing requirements; and
•permanent establishment risks and complexities in connection with international payroll, tax and social security requirements for international employees.
Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing operations in other countries will produce desired levels of revenue or profitability.
Compliance with laws and regulations applicable to our global operations also substantially increases our cost of doing business in foreign jurisdictions. We have limited experience in marketing, selling and supporting our platform outside of the United States. Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully, in a timely manner, our business, financial condition, revenues, results of operations or cash flows will suffer. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could harm our business. Although we have implemented policies and procedures designed to ensure compliance with these laws in the countries in which we operate and our internal policies, there can be no assurance that all of our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences or the prohibition of the importation or exportation of our products, services and solutions and could harm our business, financial condition, revenues, results of operations or cash flows.
Our international sales and operations subject us to additional risks and costs, including the ability to engage with customers in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, financial condition, revenues, results of operations or cash flows.
We currently derive most of our revenue from our customers outside the United States. We are continuing to expand our international operations as part of our growth strategy. However, there are a variety of risks and costs associated with our international sales and operations, which include making investments prior to the proven adoption of our solutions, the cost of conducting business internationally and hiring and training international employees and the costs associated with complying with local law. Furthermore, we cannot predict the rate at which our platform, products, services and solutions will be accepted in international markets by potential customers. We currently have sales, customer support and engineering personnel outside the United States and are gradually building our overseas sales force; however, our sales, support and engineering organization outside the United States is substantially smaller than our U.S. sales organization. We believe our ability to attract new customers to subscribe to our platform or to attract existing customers to renew or expand their use of our platform is directly correlated to the level of engagement we obtain with the customer. To the extent we are unable to effectively engage with non-U.S. customers due to our limited sales force capacity, we may be unable to effectively grow in international markets.
As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates grows. While we have primarily transacted with customers in U.S. dollars, historically, we expect to continue to expand the number of transactions with our customers that are denominated in foreign currencies in the future. Additionally, fluctuations in the value of the U.S. dollar and foreign currencies may make our subscriptions more expensive for international customers, which could harm our business. Additionally, we incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currency for such locations. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in an increase to the U.S. dollar equivalent of such expenses. These fluctuations could cause our results of operations to differ from our expectations or the expectations of our investors. Additionally, such foreign currency exchange rate fluctuations could make it more difficult to detect underlying trends in our business and results of operations.
Our international operations may subject us to greater than anticipated tax liabilities.
The amount of taxes we may pay in different jurisdictions depends on the application of the tax laws of various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to any future intercompany arrangement or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our consolidated financial statements could fail to reflect adequate reserves to cover such a contingency. Similarly, a taxing authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

Certain of our customer arrangements involve fixed fees, which may limit our ability to recover costs and could adversely affect our margins and financial results.
Certain of our customer arrangements involve fixed fees. If we underestimate the amount of effort required to deliver on a contract, our profitability could be reduced. Any cost overruns on projects have not had a significant impact on our operations or profitability. However, if the actual costs of completing the contract exceed the agreed upon fixed price, we would incur a loss on the arrangement.
Our deployment and operation of quantum computing systems are subject to U.S. government requirements and restrictions, which could limit our operations and growth. We are subject to a National Security Agreement that imposes indefinite operational restrictions not faced by our competitors, which could limit our operational flexibility or adversely affect our ability to hire personnel, onboard vendors and compete effectively.
The Committee on Foreign Investment in the United States (“CFIUS”) is an interagency body of the U.S. government authorized to review certain foreign investment transactions in U.S. businesses (“Covered Transactions”) in order to determine the effect of such transactions on the national security of the United States. If CFIUS determines that a Covered Transaction presents national security risks to the United States and that other provisions of law do not provide adequate authority to address the risks, then CFIUS may enter into an agreement with, or impose conditions on, parties to mitigate such risks or may refer the case to the President who may suspend, prohibit, or unwind the transaction.
On July 23, 2021, we and certain of our subsidiaries filed a joint voluntary notice with CFIUS in connection with the formation of NewCo, a joint venture between HII and Cambridge Quantum, to acquire 100% of the ownership interests in Honeywell Helios, LLC, a Delaware limited liability company, and Cambridge Quantum Computing Limited, a private company organized under the laws of the United Kingdom (the “NewCo Transaction”). CFIUS determined that there were no unresolved national security issues associated with the NewCo Transaction, on November 24, 2021, after we entered into a National Security Agreement (the “NSA”) with the Department of Defense, Department of Energy, and Department of the Treasury as monitoring agencies (collectively, the “CMAs”) on behalf of CFIUS.
The NSA imposes restrictions on our operations that our competitors do not face, creating competitive disadvantages. These restrictions include limitations on hiring foreign nationals or granting them access to certain facilities, technologies or information, as well as requirements to obtain CMA approval or non-objection before certain new employees may access specified IP, each of which restricts our ability to recruit from the global talent pool of quantum physicists and engineers, has delayed and may continue to delay hiring or onboarding of new employees and adversely affects our ability to attract and retain key personnel; requirements to obtain CMA approval or non-objection for certain vendor relationships, facility changes, or property acquisitions, which can delay procurement and operational decisions; limitations on developing specified IP outside designated countries; mandatory reporting requirements and government oversight that consume management time and resources; and limitations on international collaborations or technology sharing that may limit our ability to partner with foreign research institutions or customers.
These restrictions have delayed, and may continue to delay, our ability to onboard vendors, localize systems in foreign markets, establish or expand facilities, and engage prospective manufacturing and other commercial partners. These restrictions may also impair our ability to compete for international customers and partnerships and could result in lost commercial opportunities for us.
The NSA also prohibits the appointment of any replacement to the roles of Chairman of the Board, Chief Executive Officer, Chief Operating Officer, and Chief Legal Officer in the absence of CMA non-objection being obtained, unless this provision is terminated in connection with the offering. CMA non-action after a period of time will constitute non-objection; however, it is possible that the CMA may object and any of the roles could remain vacant for an indefinite period of time. The failure to appoint key personnel to these critical roles could create uncertainty in the market, and have a negative and adverse impact on the company’s share price.
The ongoing and indefinite requirements of the NSA impose limits on the way we run our business and if we are found to not be in compliance with the terms of the NSA, we could face government investigations, penalties, or disruption of operations, any of which could cause our business and reputation to be harmed. In addition, competitors not subject to similar agreements can move faster in hiring, vendor selection, facility expansion and international partnerships, placing us at a persistent competitive disadvantage.
Future investments in our Class A common stock may be subject to U.S. foreign investment regulations.
Future investments in our business by foreign investors may be Covered Transactions subject to CFIUS jurisdiction depending on the structure of the transaction and the governance and voting interests acquired by the foreign person. Submission of a notification to CFIUS with respect to a Covered Transaction related to our business could result in significant transaction delays, as CFIUS’ review of a Covered Transaction can last between thirty days and several months, if not longer, depending on the form of the filing, the complexity of the transaction, the nationality and identity of the parties and the underlying national security risks associated with the Covered Transaction. In the event CFIUS reviews a Covered Transaction relating to our business, there can be no assurances that the parties will be able to maintain, or proceed with, participation in the Covered Transaction on acceptable terms. In addition, potential restrictions on the ability of foreign persons to invest in us could affect the price that an investor may be willing to pay for shares of our common stock.
Risks Relating to Litigation and Government Regulation
Complex and evolving state, federal and foreign laws, rules regulations related to privacy, collection, use and other processing of data, security and localization, and AI could adversely affect us.
We are subject to complex and evolving state, federal and foreign laws, rules and regulations related to privacy, collection, use and other processing of data, cybersecurity and localization. In addition, in recent years, there has been a heightened legislative and regulatory focus on data security, including requiring consumer notification in the event of a data breach. Legislation has been introduced in Congress and there have been several Congressional hearings addressing these issues. From time to time, Congress has considered, and may do so again, legislation establishing requirements for data privacy, cybersecurity and response to data breaches that, if implemented, could affect us by increasing our costs of doing business. In addition, several states have enacted privacy or security breach legislation requiring varying levels of consumer notification in the event of a security breach and/or governing the collection, sharing, use, retention, disclosure, security, transfer, storage and other processing of personal information. For example, the California Consumer Privacy Act (“CCPA”), which enhances consumer protection and privacy rights by granting consumers resident in California new rights with respect to the collection of their personal data and imposing new operational requirements on businesses, went into effect in January 2020. The CCPA created new data privacy obligations for covered businesses and provided new privacy rights to California residents, including the right to opt out of certain disclosures of their information and receive detailed information about how their personal data is used. The CCPA includes a statutory damages framework, severe civil penalties for violations and private rights of action against businesses that fail to comply with certain CCPA terms or implement reasonable security procedures and practices to prevent data breaches. Numerous other states have also enacted, or are in the process of enacting or considering, comprehensive state-level date privacy and cybersecurity laws, rules and regulations that share similarities with the CCPA, which if enacted, would add additional costs and expense of resources to maintain compliance, and there remains increased interest at the federal level as well.
Foreign governments are raising similar privacy and data security concerns and, as we expand internationally, we may be subject to privacy and data security risks in connection with requirements of data protection regulations. In particular, the European Union enacted the European Union General Data Protection Regulation, or the EU GDPR, and the United Kingdom enacted the United Kingdom General Data Protection Regulation and Data Protection Act 2018, or the UK GDPR, which govern the processing of personal data, and impose comprehensive data privacy compliance obligations on us, including, for example, accountability and transparency requirements, obligations to consider data protection as any new products or services are developed, obligations to facilitate data protection rights of data subjects, and requirements to ensure appropriate safeguards are in place when transferring personal data out of the EU and UK to certain jurisdictions. A breach of the EU GDPR or UK GDPR could each result in regulatory investigations, reputational damage, significant fines and sanctions, orders to cease or change our processing of our data, enforcement notices, assessment notices (for a compulsory audit), and civil claims, including representative actions and other class action-type litigation. Japan, Qatar and Singapore (where we have key strategic partnerships) and other countries are also strengthening their privacy laws and the enforcement of privacy and data security requirements, and to the extent these obligations apply to us, these requirements may increase both the risk of noncompliance and the costs of providing our products and services in a compliant manner, which may adversely affect our business.
Complying with such laws, rules and regulations may be costly and time-consuming and our efforts to continue to comply require additional resources, and could therefore harm our business, results of operations and financial condition. We or third parties we work with may at times fail (or be perceived to have failed) in our efforts to comply with such laws, rules and regulations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with these laws, rules or regulations, we could face significant consequences, including but not limited to, enforcement actions, regulatory investigations and fines, individual or class action litigation, mass arbitration demands, additional costs of compliance, additional reporting requirements and/or oversight, bans or restrictions on processing personal data, orders to destroy or not use personal data, imprisonment of company officials, and/or reputational harm. Ongoing efforts to comply with these laws also may divert management and employee attention from other business and growth initiatives. We could be liable for loss or misuse of personal data in our possession or control if we fail to prevent or mitigate such misuse or loss. Failure to prevent or mitigate such misuse or breaches may affect our reputation and operating results negatively, may require significant management time and attention and could result in significant regulatory fines and/or other penalties. Government enforcement actions and violations of data privacy and cybersecurity laws, rules or regulations may be costly or interrupt our business operations. Further, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class action claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for significant statutory damages, depending on the volume of data and the number of violations. Any disruption to our business arising from such issues, or an increase in our costs to cover or remediate these issues may have an adverse effect on our business, financial condition and results of operations.
Obligations related to data privacy and cybersecurity are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.
Additionally, the regulatory framework for AI technologies is rapidly evolving as many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. In the EU, the Artificial Intelligence Act and revised Product Liability Directive, as they become applicable, will have a material impact on the way AI technologies are regulated. Existing laws and regulations may be interpreted in ways that would affect the operation and development of our AI technologies, or could be rescinded or amended as new administrations take differing approaches to evolving AI technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet completely determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations.
We are subject to U.S. and foreign anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business.
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-bribery and anti-corruption laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, promising, offering, providing, soliciting or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector. We may engage with independent contractors, partners and third-party intermediaries to market our products, services and solutions and to obtain necessary permits, licenses and other regulatory approvals. In addition, we or our independent contractors or third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, and of our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. We cannot provide any assurance that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible, especially if we are found not to have established adequate controls to prevent and detect violations.
Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from senior management. In addition, noncompliance with anti-corruption or anti-bribery laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties, injunctions, suspension or debarment from contracting with certain persons, including government entities, material reputational harm, adverse media coverage and other collateral consequences.
We are subject to governmental export and import controls and trade and economic sanctions that could impair our ability to compete in global markets and subject us to liability if we are not in full compliance with applicable laws and other controls.
Our products, services and solutions are subject to various restrictions under U.S. export controls, import laws and regulations and economic sanctions, including the U.S. Export Administration Regulations administered by the U.S. Department of Commerce, U.S. Customs regulations, and trade and economic sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control. Quantum computing technology has been identified as a critical and emerging technology by the U.S. government and other governments and is subject to increasing export control scrutiny. The United States, United Kingdom, Germany, Japan and other countries have implemented or proposed export controls specifically targeting quantum computing hardware, software, and related technology. U.S. export controls and trade and economic sanctions include restrictions or prohibitions on the sale or supply of certain products, technologies and services to U.S. embargoed or sanctioned countries and governments of these countries, as well as other persons and entities. Additionally, under these current and future laws and regulations, exports of our products, services and solutions as well as the underlying technology may require export authorizations, including by license, a license exception or other appropriate government authorizations, and the filing of a classification request or self-classification report to use a license exception, as applicable. The export control classification of our quantum computing products and technology is complex and may be subject to differing interpretations by regulatory authorities. We may be required to obtain export licenses for transactions that we previously believed did not require such licenses, or regulatory authorities may disagree with our export control classifications. Customers may defer or decline their purchases of our products, services and solutions due to uncertainty about export controls, and as a result, our business could be materially and adversely affected.
Should we violate existing or similar future export controls or sanctions, we may be subject to substantial monetary fines or suffer reputational damage and other penalties that could negatively impact our business. If we need to obtain any necessary export licenses or other authorizations for a particular sale, the process may be time-consuming and may result in the delay or loss of opportunities to sell our products, services and solutions.
We take precautions to prevent our products, services and solutions and the underlying technology from being provided, deployed or used in violation of export controls and sanctions. However, we cannot provide assurance that our policies and procedures relating technology transfers, export control and sanctions compliance will prevent violations in the future by us or our partners or agents. Any violation of U.S. sanctions or export controls, including failure to obtain appropriate import, export or re-export licenses or authorization, could result in significant penalties and government investigations, delays in approving or denials of export licenses and reputational harm and loss of business.
In addition to the United States, various other countries regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our products, services and solutions or could limit our clients’ ability to implement our products, services and solutions in those countries. The United States, United Kingdom, France, Spain, Germany, Denmark, Finland, Norway, Slovenia, Japan, Canada and the Netherlands have recently enacted export controls on quantum computing hardware and related software and technology at specified levels of technological advancement. We will continue to review our existing compliance measures to ensure compliance with any applicable regulatory changes. Changes in our products, services and solutions, or future changes in export and import regulations, may create delays in the introduction of our products, services and solutions and the underlying technology in international markets, prevent our clients with global operations from deploying our products, services and solutions globally, adversely affect our ability to hire personnel from certain countries to work on our products, services and solutions, or, in some cases, prevent the export or import of our products, services and solutions to certain countries, governments or persons altogether.
Any change in export or import controls, economic sanctions or related legislation, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products, services and solutions by, or in our decreased ability to export or sell our products, services and solutions to, existing or potential customers. Any decreased use of our products, services and solutions or limitations on our ability to export or sell our products, services and solutions in major international markets could adversely affect our business, results of operations and financial condition.
We expect to incur significant costs in complying with these regulations. Regulations related to quantum computing are currently evolving and we may face additional risks associated with changes to these regulations as well as increased licensing requirements and other restrictions.
Our business is exposed to risks associated with litigation, investigations and regulatory proceedings.
We may in the future face legal, administrative and regulatory proceedings, claims, demands and/or investigations involving stockholder, consumer, competition and/or other issues relating to our business on a global basis. Litigation and regulatory proceedings are inherently uncertain, and adverse rulings could occur, including monetary damages, or an injunction stopping us from engaging in certain business practices, or requiring other remedies, such as compulsory licensing of patents. An unfavorable outcome or settlement may result in an adverse impact on our business, results of operations, financial position and overall trends. In addition, regardless of the outcome, litigation can be costly, time-consuming and disruptive to our operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future. In addition, the laws and regulations our business is subject to are complex and change frequently. We may be required to incur significant expense to comply with changes in, or remedy violations of, these laws and regulations.
Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute Our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.
We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.
We may become subject to product liability claims, even those without merit, which could harm our business, results of operations and financial condition. We may face inherent risk of exposure to claims in the event our quantum computers do not perform as expected or malfunction. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our quantum computers and business and inhibit or prevent commercialization of other future quantum computers, which could have adverse effects on our credibility, brand, reputation, business, results of operations and financial condition. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have an adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products, services and solutions and are forced to make a claim under our policy. Moreover, we could be ordered to cease or permanently desist from offering products, services or solutions that are the subject of product liability litigation, which would result in a loss in investment, potential termination of redundant employees and potentially shutting down one or more entire product, service or solutions offerings, which will have a material detrimental impact to the business and its financial position and prospects.
We are subject to requirements relating to environmental and safety regulations which could adversely affect our business, results of operation and reputation.
We are subject to numerous federal, state and local environmental laws and regulations governing, among other things, emission of substances into the environment, solid and hazardous waste storage, treatment and disposal. Certain of these laws impose liability without regard to fault or the legality of conduct at the time it occurred. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations may become more stringent in the future, which could increase costs of compliance or require us to manufacture with alternative technologies and materials.
Federal, state and local authorities also regulate a variety of matters, including, but not limited to, health, safety and permitting in addition to the environmental matters discussed above. New legislation and regulations may require us to make material changes to our operations, resulting in significant increases to the cost of production.
Our hardware has operational hazards such as but not limited to hazardous operating temperatures and high voltage and/or high current electrical systems typical of large computer processing equipment and related safety incidents.
There may be environmental or safety incidents that damage machinery or product, slow or stop production, or harm employees or third parties. Consequences may include litigation, regulation, issues with the cost or availability of insurance, mandates to temporarily halt production, workers’ compensation claims, suspension or debarment from government contracts or other actions that impact our brand, finances or ability to operate.
Our operations require significant quantities of helium, a scarce and non-renewable resource, and the use and storage of helium subjects us to environmental, health, and safety risks.
Our quantum computing systems rely on cryogenic liquefaction infrastructure, including liquid helium, to achieve lower operating temperatures (10-20 Kelvin) that reduce errors and increase throughput. While our current helium consumption is relatively low compared to other manufacturers of quantum computing systems, we expect our demand for helium to increase significantly as we scale our operations and expand our installed base of quantum computing systems. Helium is a finite, non-renewable natural resource with a limited global supply, and any significant increase in our helium requirements could expose us to supply constraints, price volatility, and increased operational costs. The helium market has historically experienced periods of significant shortage and price volatility, and there is no assurance that we will be able to secure adequate helium supplies at reasonable prices, or at all, to support our operational requirements and growth plans. Disruptions in the global helium supply chain, whether due to geopolitical factors, reduced production from major helium-producing facilities, or competing demand from other industries, could materially impair our ability to operate and deploy our quantum computing systems.
The presence and use of helium at our facilities also subjects us to a variety of environmental, health, and safety hazards. Helium is an asphyxiant gas that, if released in an enclosed or poorly ventilated area, can displace oxygen and create a risk of suffocation for personnel. The handling of liquid helium, which is stored at extremely low cryogenic temperatures, poses additional risks of severe cryogenic burns or frostbite to employees and other individuals who come into contact with the substance or associated equipment. The storage and transport of helium in pressurized containers presents risks of rupture, explosion, or uncontrolled release if equipment malfunctions or is improperly maintained. Any incident involving helium at our facilities could result in personal injury or death, property damage, regulatory enforcement actions, increased insurance costs, or reputational harm.
We are subject to various federal, state, and local laws and regulations governing the storage, handling, and disposal of cryogenic materials and compressed gases, including helium. Compliance with these requirements imposes ongoing costs, and any failure to comply could result in fines, penalties, operational shutdowns, or other sanctions. Changes to applicable environmental, health, or safety regulations could further increase our compliance burden. There can be no assurance that we will not experience a helium-related incident or that we will be able to secure adequate supplies of helium on commercially reasonable terms, either of which could have a material adverse effect on our business, financial condition, and results of operations.
Governmental actions related to national security, trade, or geopolitical concerns could adversely affect our business, including through indirect restrictions on market access, supply chains, or customer relationships.
Quantum computing has been designated as a technology with national security implications in a number of jurisdictions, including the United States and Canada. As a result, governmental authorities may impose or expand laws, regulations, trade restrictions, export controls, tariffs, or other measures that affect the development, deployment, sale, or sourcing of quantum computing technologies and their component parts.
Although we do not currently conduct business in certain jurisdictions that are subject to heightened geopolitical tensions, including China, geopolitical developments involving those jurisdictions may nonetheless affect our business. For example, governments may restrict or condition the export, sale, or deployment of advanced technologies to customers or partners in third countries based on concerns regarding diversion, resale, technology transfer, or ultimate end use, even where the immediate customer or transaction is outside such jurisdictions.
In addition, geopolitical tensions, trade restrictions, or regulatory actions involving countries where our suppliers, or their suppliers, are located could disrupt supply chains, increase costs, delay production, or require us to modify sourcing, distribution, or compliance practices. If quantum computing technologies are subject to heightened national security scrutiny or restrictions in certain markets, our ability to access customers, enter into partnerships, or pursue international growth opportunities could be limited. Any of these factors could reduce our addressable market, increase compliance and operational costs, or otherwise materially and adversely affect our business, results of operations, and financial condition.
Contracts with domestic and international government and state agencies are subject to a number of challenges and risks.
Contracts with domestic and international government and state agencies are subject to a number of challenges and risks. The bidding process for government contracts can be highly competitive, expensive and time-consuming, often requiring significant up-front time and expense without any assurance that these efforts will generate revenue.
We also must comply with both local and international laws and regulations relating to the formation, administration and performance of contracts, which provide public sector customers rights, many of which are not typically found in commercial contracts. Any changes to the government regulations applicable to government contracts could affect our ability to enter into, or the profitability of, contracts with government entities.
In addition, other parties’ perceptions of our relationship with the U.S. government could adversely affect our business prospects in certain non-U.S. geographies or with certain non-U.S. governments. Conversely, other parties’ perceptions of our relationship with non-U.S. governments or government entities could adversely affect our business prospects with the U.S. government.
The sales cycle with sovereign government customers and state-owned enterprises can take even longer than the sales cycles with large corporate customers due to numerous factors including U.S. national security concerns, U.S. foreign policy, complexities in dealing with foreign governments and the various stakeholders agencies and departments in the foreign government, whether the opportunity involves a public or private tender, inter-government agency priorities and politics, and securing budgets allocation and approvals across multiple levels of government and ministries. There is also the risk that once a transaction is entered into with a foreign government or state-owned enterprise, that a contract can be suspended or terminated with little or no warning due to sanctions imposed by the United States or the foreign government.
Complexities can be negatively compounded due to difficulties for example in the event of termination of joint ventures or distributorship agreements in foreign jurisdictions, which will pose challenges to the business in safeguarding our assets and interests whilst winding down operations and withdrawing from the transaction and relevant jurisdiction.

Accordingly, our business, results of operations and financial condition and growth prospects may be adversely affected by certain events or activities, including, but not limited to:
•changes in government fiscal or procurement policies, or decreases in government funding available for procurement of goods and services generally, or for our federal government contracts specifically;
•changes in government programs or applicable requirements;
•restrictions in the grant of personnel security clearances to our employees;
•ability to maintain facility clearances required to perform on classified contracts for U.S. government and foreign government agencies, as applicable;
•changes in the political environment, including before or after a change to the leadership within the government administration, and any resulting uncertainty or changes in policy or priorities and resultant funding;
•changes in the government’s attitude towards us as a company or our technology;
•appeals, disputes or litigation relating to government procurement, including but not limited to bid protests by unsuccessful bidders on potential or actual awards of contracts to us or our partners by the government;
•the adoption of new laws or regulations or changes to existing laws or regulations, including the imposition of economic and trade sanctions;
•budgetary constraints, including automatic reductions as a result of “sequestration,” operating under continuing resolutions, disruptions from government shutdowns, or similar measures and constraints imposed by any lapses in appropriations for the federal government or certain of its departments and agencies;
•influence by, or competition from, third parties with respect to pending, new or existing contracts with government customers;
•changes in legal obligations or political or social attitudes with respect to security or privacy issues;
•potential delays or changes in the government appropriations or procurement processes, including as a result of events such as war, incidents of terrorism, natural disasters and public health concerns;
•inadequate management of joint ventures;
•the loss suspension or revocation of licenses and operational and other rights in particular in foreign jurisdictions where we operate;
•difficulties in winding-down operations in foreign jurisdictions where we operate;
•restrictions on the repatriation of capital to the U.S.;
•visa (work and travel) and other restrictions on key personnel whose domain expertise and presence are required in foreign countries where we operate; and
•increased or unexpected costs or unanticipated delays caused by other factors outside of our control.
Any such event or activity, among others, could cause governments and governmental agencies to delay or refrain from entering into contracts with us and/or purchasing our quantum computers in the future, reduce the size or timing of payment with respect to our products, services and solutions to or purchases from existing or new government customers, or otherwise have an adverse effect on our business, results of operations, financial condition and growth prospects.

Changes in tax laws or regulations that are applied adversely to us may materially and adversely affect our business, results of operations and financial condition.
New income, sales, use or other tax laws, statutes, rules, regulation or ordinances could be enacted at any time, or interpreted, changed, modified or applied adversely to us, any of which could adversely affect our business, results of operations and financial condition. In particular, presidential, congressional, state and local elections in the United States could result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting our business or indirectly affecting us because of impacts on our customers, suppliers and manufacturers. For example, the United States government has, from time to time, proposed and may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate and the imposition of minimum taxes or surtaxes on certain types of income. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, including as a result of related uncertainty, these changes may materially and adversely affect our business, results of operations and financial condition.
In addition, we are subject to the examination of our income and other tax returns by the U.S. Internal Revenue Service (the “IRS”) and other taxing authorities. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in the tax laws or challenges from taxing authorities under existing tax laws could adversely affect our business, financial condition, and results of operations.
Risks Relating to Our Intellectual Property and Artificial Intelligence Technologies
We rely on licensed intellectual property and joint development arrangements with third parties, and the loss or impairment of these rights could materially harm our ability to develop and commercialize our products, services and solutions.
We rely on licenses to certain patent rights and other intellectual property from third parties that are important or necessary to the development of subsystems of future products, our products, services, and solutions. In particular, our quantum computing technology is dependent on our license agreement with Leonardo DRS, Inc. (“DRS”). Pursuant to the license agreement with DRS (the “DRS Agreement”), we were granted a field exclusive, worldwide, sublicensable (in certain cases) license for certain patents, know-how and other intellectual property to develop, manufacture and commercialize products for use in certain licensed fields, the scope of which includes the application of the licensed intellectual property in ion-trap quantum computing. The DRS Agreement commenced on December 11, 2025, and is perpetual unless terminated. Either we or DRS may terminate the DRS Agreement for a material breach by the other party, subject to a 30-day cure period, or insolvency-related events. Additionally, DRS may terminate the DRS Agreement and the license granted thereunder immediately if we bring a challenge to the validity, patentability, enforceability and/or non-infringement, or otherwise oppose, any of the licensed patents (each, a “Patent Challenge”), including assisting a third party in bringing a Patent Challenge. We also have a sublicense agreement and a joint development and supply agreement under which the intellectual property licensed from DRS may be used to create new intellectual property in such licensed fields.
Our existing license agreements impose, and we expect that any future license agreements will impose, upon us various commercial and development obligations. If we fail to comply with our obligations under these agreements or otherwise materially breach such agreements (including by bringing challenges against or otherwise opposing any of the intellectual property we license thereunder), or are subject to an insolvency-related event, the licensor may have the right to terminate these agreements, in which event we would not be able to develop, market or otherwise commercialize products covered by these agreements, including if any of the foregoing were to occur with respect to our license agreement with DRS. Our business could suffer, for example, if any current or future licenses terminate, if the licensors or licensees fail to abide by the terms of the license, or if we are unable to enter into necessary licenses on acceptable terms.

Some of the licenses we rely on (or may in the future rely on) related to key technologies developed by third parties may not provide exclusive or unrestricted rights in all territories in which we may wish to develop or commercialize our products and may restrict our rights to offer certain products in certain markets. Accordingly, we may not be able to enter certain key markets in the future, and we may face competition from other licensees of these technologies. Even if we comply with all the terms of a license agreement, we cannot guarantee that we will be able to renew an agreement when it expires even if we desire to do so. The failure to maintain or renew our material license agreements could result in a loss of revenue and negatively impact our results of operations. Because of the rapid pace of technological change, we may not be able to obtain or continue to obtain licenses and technologies from relevant third parties on reasonable terms, or at all, and our inability to license this technology could harm our ability to compete.
In some circumstances, we may not have the right to control the maintenance, prosecution, preparation, filing, enforcement, or defense of patents and patent applications that we license from or to third parties, and we are reliant on our licensors or licensees to do so. For example, under our license agreement with DRS, while DRS is required to consult with us in advance regarding the filing, maintenance, and prosecution of the licensed patents, DRS has sole discretion regarding such filing, maintenance and prosecution. We thus cannot be certain that our licensors have or will conduct maintenance, prosecution, preparation, filing, enforcement, or defense consistent with our best interests or in compliance with applicable laws and regulations. If our licensors fail to maintain such patents or patent applications, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize products that are the subject of such licensed rights and our right to exclude third parties from commercializing competing products could be adversely affected.
Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues, and certain provisions in intellectual property license agreements may be susceptible to multiple interpretations. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:
•the scope of rights granted under the license agreement and other interpretation-related issues;
•whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•our right to sublicense the licensed rights to third parties;
•our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our products, services and solutions, and what activities satisfy those diligence obligations;
•the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us;
•our right to transfer or assign the license; and
•the effects of termination.
The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could harm our business, results of operations and financial condition. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize our products, services and solutions.
In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with us.

We have developed, and may develop in the future, jointly owned intellectual property in the course of joint research or joint development activities with third parties or generated through the use of our systems, platform and services for customer solutions and use cases. Under some circumstances, it may be difficult to determine who owns a particular invention or whether it is jointly owned, and disputes could arise regarding ownership or use of those inventions. With respect to any patents or patent applications co-owned with or by third parties, if we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents and patent applications, we may be unable to prevent such co-owner from licensing their rights under the patents or patent applications to other third parties, including our competitors, that may be able to market competing products and technology. We may need the cooperation or consent of any such co-owners of our existing or future patents to enforce such patents against third parties or to license or transfer such patents to third parties, and such cooperation or consent may not be provided to us. Any such co-owner may be able to license a co-owned patent to a third party we believe infringes such patent, preventing us from obtaining compensation or other remedies from such third party through litigation or settlement arrangements. We may also become engaged in disputes with our co-owners related to patent prosecution strategy or the apportionment of costs associated with the prosecution, maintenance or enforcement of co-owned patents or patent applications. Such disputes with any third-party co-owners of our patents could result in direct financial harm or divert management’s attention, which could harm our business, results of operations and financial condition.
If we are unable to obtain, maintain and enforce intellectual property protection for our products, services and solutions, or if the scope of the intellectual property protection obtained is not sufficiently broad or robust, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our products, services and solutions may be adversely affected. Moreover, the secrecy of our trade secrets could be compromised, which could cause us to lose the competitive advantage resulting from these trade secrets.
Our success depends, in significant part, on our ability to obtain, maintain, protect, enforce and defend patents and other intellectual property and other proprietary rights, including trade secrets, with respect to our products, services and solutions and to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of others. We may not be able to prevent unauthorized use of our intellectual property or other proprietary rights. We rely upon a combination of the intellectual property protections afforded by patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property rights through nondisclosure and invention assignment agreements with our employees and consultants and through non-disclosure agreements with business partners and other third parties, however, we might not have entered into such agreements with all relevant individuals, and our employees and consultants may not abide by, and not all of them have always abided by, their obligations under their nondisclosure and invention assignment agreements. Such agreements may not be enforceable in full or in part in all jurisdictions, may not be adequate to protect our confidential information, trade secrets and proprietary technologies, and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets or proprietary technology. Our trade secrets may also be compromised, which could cause us to lose the competitive advantage from such trade secrets.
Despite our efforts to protect our intellectual property and other proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property and other proprietary assets. Monitoring unauthorized use of our intellectual property and other proprietary assets is difficult and costly, and the steps we have taken or will take to obtain, maintain, enforce, protect and defend our intellectual property and other proprietary rights, including to prevent misappropriation or misuse of our intellectual property and proprietary information may not be sufficient. We will not be able to protect our proprietary technology, brand and other proprietary assets if we are unable to enforce our legal and contractual rights or if we do not detect unauthorized use of our intellectual property rights. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management’s attention, which could harm our business, results of operations and financial condition. Furthermore, if we do decide to bring litigation, our efforts to enforce our intellectual property or other proprietary rights may be met with defenses, counterclaims and countersuits challenging or opposing our right to use and otherwise exploit particular intellectual property, services and technology or the enforceability of our intellectual property or other proprietary rights. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard our intellectual property portfolio.
Patent, copyright, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property or other proprietary rights to the same extent as do the laws of the United States. Therefore, our intellectual property or other proprietary rights may not be as strong or as easily enforced outside of the United States, and efforts to protect against the unauthorized use of our intellectual property rights, technology and other proprietary rights may be more expensive and difficult outside of the United States. Failure to adequately protect our intellectual property or other proprietary rights could result in our competitors using our intellectual property to develop, commercialize and offer substantially identical or otherwise competitive products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which could adversely affect our business, results of operations and financial condition.
Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have an adverse effect on our ability to prevent others from interfering with the commercialization of our products, services and solutions.
Our patent applications may not result in issued patents, which may have an adverse effect on our ability to prevent others from commercially exploiting products similar to ours. Establishing the validity of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that any patent applications we have or will file will result in patents being issued, or that our patents and any patents that may be issued to us will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. In addition to those who may have patents or patent applications directed to relevant technology with an effective filing date earlier than any of our existing patents or pending patent applications, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued United States patents will be issued.
While we seek patent protection for some of our technology, we cannot guarantee that we will file patent applications in all of the jurisdictions where it would ultimately be desirable to obtain patent protection. If we fail to timely file a patent application in a jurisdiction, we may be precluded from doing so at a later date. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Recent changes to patent laws in the United States may also bring into question the validity of certain software patents and may make it more difficult and costly to prosecute patent applications. In countries where we have not applied for patent protection or where effective patent protection is not available to the same extent as in the United States, we may be at greater risk that our proprietary rights will be infringed or otherwise violated, or that our competitors will be able to commercialize technology that is similar to our own. Even in jurisdictions where we have obtained patent protection, competitors may infringe them, and we may not detect any such infringement, or have adequate resources to enforce such patents against any such infringement.
Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented, invalidated or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement than in the United States. In addition, the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. In addition, patents that we have or may obtain may be invalidated or held unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation, or such patents may be infringed upon, challenged, circumvented or designed around by others. Additionally, rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us, and others may obtain patents that we need to license or design around. Any of the foregoing could increase costs and may adversely affect our business, results of operations and financial condition.
We may face patent infringement and other intellectual property claims that could be costly to defend, result in injunctions and significant damage awards or other costs. If third parties claim that we infringe upon or otherwise violate their intellectual property rights, our business could be adversely affected.
The quantum computing industry is characterized by an increasingly crowded patent landscape, with patents held by major technology companies, research institutions, government agencies and specialized competitors covering various aspects of quantum computing hardware, software, algorithms and applications. Although we have an established set of practices for evaluating the freedom to practice our technologies, given the technical complexity and specialized nature of quantum computing, we may be unaware of patents that could be asserted against our technology. Additionally, the scope and validity of patents in the quantum computing space are particularly uncertain because the technology is new and developing, patent examiners may have limited expertise in this specialized field, and there is limited judicial or administrative precedent interpreting such patents. As a result, we face heightened risks of patent claims and challenges in assessing the scope and validity of third-party patents. We also require our customers to obtain clearances from third party rightsholders for data they input into our quantum computers for processing by us prior their input of such data, however, we cannot be certain that our customers obtain such clearances on all data prior to inputting such data for processing by us. In the event they fail to obtain such clearances, we will be subject to potential strict liability under U.S. patent law. Our future success depends in part on not infringing upon, misappropriating or otherwise violating the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon or otherwise violating their intellectual property rights, and we may be found to be infringing upon, misappropriating or otherwise violating such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology or conflict with our trademark rights. Moreover, we may face patent infringement claims from nonpracticing entities that have no relevant product revenue and against whom our owned or licensed patent portfolio may therefore have no deterrent effect. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Any claims of intellectual property infringement, misappropriation or other intellectual property violations, even those without merit, could:
•be expensive and time consuming to defend;
•cause us to cease making, licensing or using our platform or products that incorporate the challenged intellectual property;
•require us to modify, redesign, reengineer or rebrand our platform or products, if feasible;
•cause significant delays in introducing new or enhanced services or technology;
•divert management’s attention and resources;
•require disgorgement of profits; or
•require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.
Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could require that we pay significant damages (including treble damages and attorneys’ fees for willful infringement), enter into costly settlement agreements, or prevent us from offering our platform or products, any of which could have a negative impact on our operating profits and harm our future prospects. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses, modify our platform or products, or refund subscription fees, which could further exhaust our resources. Such disputes could also disrupt our platform or products, adversely affecting our customer satisfaction and ability to attract customers.

Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Even if we believe any such claims against us are without merit, a court may hold that third-party patents are valid, enforceable and infringed, which could adversely affect our ability to commercialize our products. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity, and there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent or find that our products or technology did not infringe any such claims.
Additionally, parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our products. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. There may also be public announcements of the results of hearings, motions, or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could adversely affect the price of shares of our common stock.
Some of our intellectual property has been conceived or developed pursuant to government-funded agreements, which impose certain obligations on us, such as a license to the U.S. government covered by such intellectual property, “march-in” rights, certain reporting requirements and a preference for U.S.-based companies, and compliance with such regulations may limit our exclusive rights and our ability to contract with non-U.S. manufacturers.
Certain intellectual property rights that we have in-licensed have been generated through the use of U.S. government funding and are therefore subject to certain federal regulations, including the Bayh-Dole Act of 1980, also known as the Patent and Trademark Law Amendments Act. As a result, the U.S. government may have certain rights to inventions developed with government funding that are embodied in our current or future products. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use such inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require that we grant exclusive, partially exclusive or non-exclusive licenses to any such inventions to a third party if it determines that: (1) adequate steps have not been taken to commercialize the invention, (2) government action is necessary to meet public health or safety needs or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). If the U.S. government exercised its march-in rights, we could be forced to license or sublicense intellectual property rights on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. government for the exercise of such rights. The U.S. government also has the right to take title to these inventions if we fail to disclose the invention to the government or fail to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the U.S. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture the products substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. To the extent any of our owned or licensed future intellectual property is also generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply.
We use open-source software in our systems, and changes to open-source licensing terms or our failure to comply with such terms could adversely affect our business.
Our platform utilizes software licensed to it by third-party authors under “open-source” licenses and we expect to continue to utilize open-source software in the future. The use of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code, which licensors are not typically required to maintain and update, and licensors can change the license terms on which they offer updated versions of the open-source software without notice. In addition, some open-source projects have known vulnerabilities and architectural instabilities, which, if not properly addressed, could negatively affect the performance of our platform. To the extent that our platform depends upon the successful operation of the open-source software we use, any undetected errors or defects in this open-source software could prevent the deployment or impair the functionality of our platform, delay new solution introductions, result in a failure of our platform and injure our reputation. For example, undetected errors or defects in open-source software could render us vulnerable to breaches or security attacks, and, in conjunction, make our systems more vulnerable to data breaches.
Furthermore, some open-source licenses require that proprietary source code that is combined with, linked to or distributed with such open-source software be released to the public. Accordingly, if we combine, link or distribute our proprietary software with open-source software in a specific manner, we could, under some open-source licenses, be required to release the source code of our proprietary software to the public, under terms authorizing further modification and redistribution, or otherwise be limited in the licensing of our offerings. This could allow our competitors to create similar solutions with lower development effort and time, create security vulnerabilities in our platform, require us to re-engineer all or a portion of our platform, and reduce or eliminate the value of our platform, which would ultimately put us at a competitive disadvantage.
Although we monitor our use of open-source software to avoid subjecting our platform to conditions we do not intend to attach to such platform or our proprietary code, we cannot assure you that our processes for controlling such use will be effective. If we are held to have breached the terms of an open-source software license, we could be required to seek licenses from third parties to continue operating using our solution on terms that are not economically feasible, to re-engineer our solution or the supporting computational infrastructure to discontinue use of code, or to make generally available, in source code form, portions of our proprietary code. This could allow our competitors to create similar solutions with lower development effort and time and ultimately put us at a competitive disadvantage.
There is evolving legal precedent for interpreting the terms of certain open-source licenses, including the determination of which works are subject to the terms of such licenses. The terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on our ability to commercialize any offerings incorporating such software. From time to time, we may face claims from third parties asserting ownership of, or demanding release of, the open-source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open-source license. These claims, regardless of validity, could result in time consuming and costly litigation, divert management’s time and attention away from developing the business, expose us to customer indemnity claims, or force us to disclose source code. Litigation could be costly for us to defend, result in our paying damages or entering into unfavorable licenses, have a negative effect on our business, financial condition, and results of operations, or cause delays by requiring us to devote additional research and development resources to modify our platform.
We may release proprietary products under open-source or similar distribution models, which may negatively impact our intellectual property rights in such products and cyber security controls, which could negatively impact our business.
We have elected and may elect to make certain portions of our proprietary software, including portions of our quantum computing platform, source code, development tools, or other products available under open source or similar distribution models to facilitate adoption as well as collaboration and participation from our developer communities. If we are unable to manage the risks related to any open-source licensing or similar distribution model, our business, financial condition, and results of operations could be adversely affected.
If and to the extent we elect or have elected to distribute any materials under open source or source-available licenses, our ability to protect our intellectual property rights with respect to such materials may be limited or lost entirely. Because the source code for any software we distribute under open source or source-available licenses would become publicly available, third parties, including our competitors, could copy such code and use it to develop products and services that compete with ours without the same degree of overhead and lead time required by us, particularly if customers do not value the differentiation of our proprietary components. In addition, the public availability of the source code for such software may make it easier for others to identify vulnerabilities in or otherwise compromise our platform.
Because of the rights accorded to third parties under open-source licenses, there may be fewer technological barriers to entry in the markets in which we compete, and it may be relatively easy for new and existing competitors, some of whom may have greater resources than we have, to compete with us. One of the characteristics of open-source software is that the governing license terms generally allow extensive modifications of the code and distribution thereof to a wide group of companies or individuals. It is possible for new and existing competitors, including those with greater resources than ours, to develop their own open-source software or hybrid proprietary and open-source software offerings, potentially reducing the demand for, and price of, our products. In addition, some competitors make open-source software available for free download or may position competing open-source software as a loss leader. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressure or the availability of open-source software will not result in price reductions, reduced revenue and gross margins, and loss of market share, any one of which could adversely affect our business.
Our failure to successfully develop and commercialize our products or services involving AI Technologies could depress the market price of our stock and impair our ability to: raise capital; expand our business; provide, improve and diversify our product offerings; continue our operations and efficiently manage our operating expenses; and respond effectively to competitive developments.
We use AI, machine learning, and automated decision-making technologies, including proprietary AI and machine learning algorithms and models, (collectively, “AI Technologies”) throughout our business, and are making significant investments in this area. We expect that increased investment will be required in the future to continuously improve our use of AI Technologies. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies, and there can be no assurance that the usage of or our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.
In particular, if our AI Technologies are incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, or otherwise poor quality data; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our products, services and business, as well as our reputation and the reputations of our customers, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims.
In addition, the regulatory landscape governing AI is rapidly evolving, with new and proposed laws, regulations and industry standards at the federal, state and international levels addressing AI development, deployment, transparency, accountability and use. For example, the European Union's Artificial Intelligence Act imposes significant compliance obligations on providers and users of certain AI systems, including requirements relating to risk assessment, human oversight, data governance and transparency. Other jurisdictions, including certain U.S. states, have enacted or proposed legislation regulating AI in specific contexts, such as automated employment decision tools or AI-generated content. Compliance with these evolving requirements may require significant resources, and non-compliance could result in regulatory enforcement, fines, litigation or reputational harm.
With respect to our products or services that incorporate AI Technology, the market for such products and services is rapidly evolving and important assumptions about the characteristics of targeted markets, pricing, sales cycles, cost, performance, and perceived value associated with our services or products may be inaccurate. In addition, we face significant competition from other companies in our industry in relation to the development and deployment of AI Technologies. Those other companies may develop AI Technologies that are similar or superior to ours and/or are more cost-effective and/or quicker to develop, deploy and maintain. Any inability to develop, offer or deploy new AI Technologies as effectively, as quickly and/or as cost-efficiently as our competitors could have a materially adverse impact on our operating results, customer relationships and growth.

In addition to our proprietary AI Technologies, we use AI Technologies licensed from third parties in our technologies, and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI Technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers, and our business will be harmed. In addition, to the extent any third party AI Technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.
Use of AI Technologies in connection with ongoing product development and commercialization is subject to significant uncertainty, including with respect to the reliability of such AI Technologies and the ownership of related intellectual property rights, any of which could have an adverse effect on our reputation and ability to prevent others from interfering with the commercialization of our products, services and solutions.
We are in varying stages of development in relation to our products and internal business processes involving AI Technologies. The continuous development, maintenance and operation of our AI Technologies is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. We may not be successful in our ongoing development and maintenance of these technologies in the face of novel and evolving technical, reputational and market factors.
A number of aspects of intellectual property protection in the field of AI and machine learning are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and machine learning systems and relevant system input and outputs, and the law is uncertain across jurisdictions regarding the copyright ownership of content that is produced in whole or in part by generative AI tools. If we fail to obtain protection for the intellectual property rights concerning our AI Technologies, or our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products which could adversely affect our business, reputation and financial condition.
We may use AI Technologies, including tools provided by third parties, to develop or assist in the development of our own software code. While use of such tools makes our development process more efficient, AI Technologies have sometimes generated content that is “substantially similar” to proprietary or open-source code on which the AI tool was trained. If the AI Technologies we use generate code that is too similar to other proprietary code, or to software processes that are protected by patent, we could be subject to intellectual property infringement claims. We may also not be able to anticipate and detect security vulnerabilities in such AI generated software code. If our tools generate code that is too similar to open-source code, we risk losing protection of our own proprietary code that is commingled with such code. Finally, to the extent we use third-party AI Technologies to develop software code, the terms of use of these tools may state that the third-party provider retains rights in the generated code.
Risks Relating to Our Organizational Structure and the Tax Receivable Agreement
We are a holding company and our only material assets after completion of this offering will be our equity interests in Quantinuum Holdings, and we are accordingly dependent upon distributions from Quantinuum Holdings to pay our taxes and expenses, make payments under the Tax Receivable Agreement, and pay any dividends. Quantinuum Holdings’ ability to make such distributions may be subject to various limitations and restrictions.
Upon the consummation of this offering, we will be a holding company and will have no material assets other than our ownership of Common Units of Quantinuum Holdings. We will have no independent means of generating revenue or cash flow and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Quantinuum Holdings and distributions we receive from Quantinuum Holdings. Deterioration in the financial condition, earnings, or cash flow of

Quantinuum Holdings and its subsidiaries for any reason could limit or impair its ability to pay such distributions. Additionally, to the extent that we need funds, and Quantinuum Holdings is restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements it may have in place, or is otherwise unable to provide such funds, such restriction could materially and adversely affect our liquidity and financial condition. There can be no assurance that Quantinuum Holdings will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in any applicable debt instruments, will permit such distributions. Quantinuum Holdings is currently subject to debt instruments or other agreements that restrict its ability to make distributions to us, which may in turn affect Quantinuum Holdings’ ability to pay distributions to us and thereby adversely affect our cash flows.
Quantinuum Holdings will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, any taxable income of Quantinuum Holdings will be allocated to holders of Common Units (including us). Accordingly, we will be required to pay income taxes on our allocable share of any net taxable income of Quantinuum Holdings. Under the terms of the Quantinuum Holdings LLCA, Quantinuum Holdings is obligated, subject to various limitations and restrictions including with respect to its debt instruments or other agreements, to make tax distributions to holders of Common Units (including us) at certain assumed tax rates. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect will be significant. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” We intend, as its managing member, to cause Quantinuum Holdings to make cash distributions to the holders of Common Units in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover our operating expenses, including payments under the Tax Receivable Agreement. However, Quantinuum Holdings’ ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Quantinuum Holdings is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Quantinuum Holdings insolvent. If we do not have sufficient funds to pay tax or other liabilities, or to fund our operations (including, if applicable, because of an acceleration of our obligations under the Tax Receivable Agreement), we may have to borrow funds, which could materially and adversely affect our liquidity and financial condition, and subject us to various restrictions imposed by any lenders of such funds. To the extent we are unable to make timely payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
In certain periods, the tax distributions payable by Quantinuum Holdings pursuant to the Quantinuum Holdings LLCA may exceed our tax liabilities and obligations to make payments under the Tax Receivable Agreement. We will have no obligation to distribute such cash (or other available cash) to our stockholders. No adjustments to the exchange ratio for Common Units and corresponding shares of Class A common stock will be made as a result of any cash dividend or distribution by us or any retention of cash by us. To the extent that we do not distribute such excess cash as dividends on our Class A common stock or otherwise undertake actions between Common Units and shares of Class A common stock to equalize the implied value associated with such cash and instead, for example, hold such cash balances, the Continuing Common Unitholders (other than us) may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following a redemption or exchange of their Common Units for shares of Class A common stock, notwithstanding that such Continuing Common Unitholders may previously have participated as holders of Common Units in distributions by Quantinuum Holdings that resulted in such excess cash balances held by us. See “Description of Capital Stock.”
Our Board, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, holding such excess cash, paying dividends, which may include special dividends, on our Class A common stock, or lending or contributing it (or a portion thereof) to Quantinuum Holdings, which may result in shares of our Class A common stock increasing in value relative to the value of Common Units. Following a contribution of such excess cash to Quantinuum Holdings, we may make an adjustment to the outstanding number of Common Units held by holders of Common Units (other than us). See “Certain Relationships and Related Party Transactions—Quantinuum Holdings LLCA.”
In addition, the tax distributions that Quantinuum Holdings may be required to make may be substantial, and the amount of any additional tax distributions Quantinuum Holdings is required to make likely will exceed the tax liabilities that would be owed by a similarly situated corporate taxpayer. Funds used by Quantinuum Holdings to satisfy its obligation to make tax distributions will not be available for reinvestment in our business, except to the extent we or certain other Continuing Common Unitholders use any excess cash received to reinvest in Quantinuum Holdings for additional Common Units. Moreover, because cash available for additional tax distributions will be determined by taking into account the ability of Quantinuum Holdings and its subsidiaries to take on additional borrowing, Quantinuum Holdings may be required to increase its indebtedness in order to fund additional tax distributions. Such additional borrowing may adversely affect our results of operations, cash flows and financial position by, without limitation, limiting our ability to borrow in the future for other purposes, such as capital expenditures, and increasing our interest expense and leverage ratios.
Payments of dividends, if any, will be at the discretion of our Board after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends, although we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Class A Common Stock” and “Dividend Policy.” Our ability to pay dividends may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us. In addition, Quantinuum Holdings is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Quantinuum Holdings (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Quantinuum Holdings are generally subject to similar legal limitations on their ability to make distributions to Quantinuum Holdings. If Quantinuum Holdings does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired.
The Tax Receivable Agreement with Quantinuum Holdings and the TRA Parties requires us to make cash payments to the TRA Parties in respect of certain tax benefits to which we may become entitled, and we expect that such payments will be substantial.
In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with Quantinuum Holdings and the TRA Parties. Under the Tax Receivable Agreement, we will be required to make cash payments to the TRA Parties equal to 85% of the cash tax savings, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) Basis Adjustments, (ii) Existing Basis and (iii) certain tax benefits (such as interest deductions) arising from payments under the Tax Receivable Agreement. We will be required to make such payments to the TRA Parties even if all of the TRA Parties were to exchange or redeem their remaining Common Units.
The payment obligations under the Tax Receivable Agreement are an obligation of Quantinuum Inc. and not of Quantinuum Holdings. We expect that the amount of the cash payments we will be required to make under the Tax Receivable Agreement will be substantial. Any payments made by us to the TRA Parties under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” Payments under the Tax Receivable Agreement are not conditioned upon continued ownership of Quantinuum Holdings by the exchanging TRA Parties. Furthermore, if we experience a change of control (as defined under the Tax Receivable Agreement), which includes certain mergers, asset sales, and other forms of business combinations, we would be obligated to make an immediate payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. This payment obligation could (i) make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement and (ii) result in holders of our Class A common stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Accordingly, the TRA Parties’ interests may conflict with those of the holders of our Class A common stock.
Assuming no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the purchase of Common Units in connection with this offering, together with future redemptions or exchanges of all remaining Common Units owned by the TRA Parties pursuant to the Quantinuum Holdings LLCA as described above, would aggregate to approximately $       over       years from the date of this offering based on the assumed initial public offering price of $            per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming all redemptions or exchanges would occur immediately after the initial public offering for the remaining ownership of Quantinuum Holdings not acquired by us, which is assumed to occur on              for purposes of the pro forma information presented herein and elsewhere in this prospectus. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $                          , over the        -year period from the date of this offering, to the TRA Parties. The actual Basis Adjustments, Existing Basis and the actual utilization of any resulting tax benefits, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors including the timing of redemptions by the TRA Parties, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount of gain recognized by such TRA Parties, the amount and timing of the taxable income allocated to us or otherwise generated by us in the future, the portion of our payments under the Tax Receivable Agreement constituting imputed interest; and the federal and state income tax rates then applicable.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Common Unitholders that will not benefit holders of our Class A common stock to the same extent that it will benefit the Continuing Common Unitholders.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Common Unitholders that will not benefit the holders of our Class A common stock to the same extent that it will benefit the Continuing Common Unitholders. We will enter into the Tax Receivable Agreement with Quantinuum Holdings and the TRA Parties in connection with the completion of this offering and the Transactions, which will provide for the payment by us to the TRA Parties of 85% of the amount of cash tax savings, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) Basis Adjustments, (ii) Existing Basis and (iii) certain tax benefits (such as interest deductions) arising from payments under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” Although we will retain 15% of the amount of such cash tax savings, this and other aspects of our organizational structure may adversely impact the future trading market for our Class A common stock.
In certain cases, payments under the Tax Receivable Agreement to the TRA Parties may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.
The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the Transactions. There is no maximum term for the Tax Receivable Agreement. However, the Tax Receivable Agreement will provide that if (i) we materially breach any of our material obligations under the Tax Receivable Agreement, (ii) certain mergers, asset sales, other forms of business combinations or other changes of control occur after the consummation of this offering, or (iii) we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement to make payments will be determined based on certain assumptions, including an assumption that we will have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result of the foregoing, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. Such cash payment to the TRA Parties could be greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax attributes that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. For example, should we elect to terminate the Tax Receivable Agreement immediately following this offering, assuming no material changes in the relevant tax laws or tax rates, we estimate that the aggregate of termination payments (calculated with certain assumptions, including regarding the exchange of Common Units by the TRA Parties and the availability of sufficient taxable income to fully utilize Basis Adjustments, Existing Basis and additional tax benefits arising from payments made under the Tax Receivable Agreement) would be approximately $          million (at a discount rate of SOFR plus          basis points) based on the assumed initial public offering price of $          per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming SOFR were to be          %. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.
We will not be reimbursed for any payments made to the TRA Parties under the Tax Receivable Agreement in the event that any tax benefits are disallowed.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the IRS, or another tax authority, may challenge all or part of the Basis Adjustments, Existing Basis or other tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially and adversely affect the rights and obligations of TRA Parties under the Tax Receivable Agreement, then we will not be permitted to settle such challenge without the consent (not to be unreasonably withheld or delayed) of the TRA Representatives. The interests of the TRA Parties in any such challenge may differ from or conflict with our interests and the interests of holders of Class A common stock, and the TRA Representatives may exercise their consent rights relating to any such challenge in a manner adverse to our interests and the interests of holders of Class A common stock. We will not be reimbursed for any cash payments previously made to the TRA Parties under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a TRA Party are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a TRA Party will be netted against future cash payments, if any, that we might otherwise be required to make to such TRA Party, under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a TRA Party for a number of years following the initial time of such payment. Moreover, the excess cash payments we made previously under the Tax Receivable Agreement could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. The applicable U.S. federal income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS or a court will agree with our tax reporting positions. As a result, payments could be made under the Tax Receivable Agreement significantly in excess of any actual cash tax savings that we realize in respect of the tax attributes with respect to a TRA Party that are subject to the Tax Receivable Agreement.
The acceleration of payments under the Tax Receivable Agreement in the case of certain changes of control may impair our ability to consummate a change of control transaction or negatively impact the value received by owners of our Class A common stock in a change of control transaction.
The Tax Receivable Agreement will provide that upon certain mergers, asset sales or other forms of business combination or certain other changes of control, our (or our successor’s) obligations with respect to the Tax Receivable Agreement would be based on certain assumptions, including that we (or our successor) would have sufficient taxable income to fully utilize the benefits arising from the increased tax deductions and tax basis and other benefits covered by the Tax Receivable Agreement. Consequently, it is possible, in these circumstances, that the actual cash tax savings realized by us may be significantly less than the corresponding tax benefit payments under the Tax Receivable Agreement. Our accelerated payment obligations and/or assumptions adopted under the Tax Receivable Agreement in the case of a change of control may impair our ability to consummate a change of control transaction or negatively impact the value received by owners of our Class A common stock in a change of control transaction.
If Quantinuum Holdings were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Quantinuum Holdings might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.
We and Quantinuum Holdings intend to operate such that Quantinuum Holdings does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of Quantinuum Holdings pursuant to the Redemption Right or other transfers of Common Units could cause Quantinuum Holdings to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that exchanges or other transfers of Common Units qualify for one or more such safe harbors.
If Quantinuum Holdings were to become a publicly traded partnership, significant tax inefficiencies might result for us and for Quantinuum Holdings including as a result of our inability to file a consolidated U.S. federal income tax return with Quantinuum Holdings. In addition, we would no longer receive the benefit of certain increases in tax basis received as a result of the exercise of the Redemption Right, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Quantinuum Holdings’ assets) were subsequently determined to have been unavailable.
The Continuing Common Unitholders, including Honeywell and certain of their affiliates, may have conflicting interests with holders of shares of our Class A common stock.
Immediately following this offering and application of the net proceeds therefrom Honeywell and certain of their affiliates will beneficially own approximately          % of the combined voting power of our Class A common stock and Class B common stock (or approximately        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Each share of Class A common stock entitles the holder to one vote per share and each share of Class B common stock entitles the holder to one vote per share on all matters on which stockholders are entitled to vote generally. For a description of our multi-class structure, see “Description of Capital Stock.”
In addition, immediately following this offering and application of the net proceeds therefrom, the Continuing Common Unitholders, including Honeywell and certain of their affiliates, will own approximately            % of the Common Units (or approximately         % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Because they hold their ownership interest in our business directly in Quantinuum Holdings, rather than through us, the Continuing Common Unitholders, including Honeywell and certain of their affiliates, may have conflicting interests with holders of shares of our Class A common stock. For example, if Quantinuum Holdings makes distributions to us, the non-managing members of Quantinuum Holdings will also be entitled to receive such distributions pro rata in accordance with their ownership of Common Units and their preferences as to the timing and amount of any such distributions may differ from those of our public stockholders. The Continuing Common Unitholders, including Honeywell and certain of their affiliates, may also have different tax positions from us that could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the Tax Receivable Agreement that we entered into in connection with this offering with Quantinuum Holdings and the TRA Parties, whether and when to incur new or refinance existing indebtedness, and whether and when we should terminate the Tax Receivable Agreement and accelerate our obligations thereunder. In addition, the structuring of future transactions may take into consideration the Continuing Common Unitholders’ tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Our shares of Class B common stock will not have economic rights. Immediately following the consummation of this offering, all of our Class B common stock will be held by certain Continuing Common Unitholders, and certain of their affiliates.
We may not be successful as an independent, publicly traded company, and we will not enjoy the same benefits that we did as a consolidated subsidiary of Honeywell.
Prior to becoming an independent, publicly traded company, we were able to take advantage of Honeywell’s size, operational excellence, and purchasing power in procuring technology, services and supplies, including insurance, employee benefit support and audit and other professional services. While some of these benefits may continue with Honeywell as a large stockholder, and while the culture and rigor of Honeywell’s operational excellence is a core part of our own culture and fabric given our Honeywell origins, we are nevertheless a smaller company than Honeywell, and we cannot assure you that we will have access to financial and other resources comparable to those available to us prior to us becoming an independent company. We may find it more difficult to attract and retain high-quality employees as a smaller company than we were operating within as a consolidated subsidiary of Honeywell, which could impact our results of operations. Our future success also depends on our ability to develop and maintain relationships with customers and suppliers. Our independent relationship from Honeywell and our smaller relative size as a result of being an independent company may make it more difficult to develop and maintain relationships with customers and suppliers, which could adversely affect our prospects.
Risks Relating to this Offering and Ownership of Our Class A Common Stock
We cannot predict the impact our dual-class structure may have on the market price of our Class A common stock.
We cannot predict whether our dual-class structure, combined with the concentrated control of our stockholders who held our capital stock prior to the completion of this offering, including our executive officers, employees, and directors and their affiliates, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. Certain stock index providers exclude or limit the ability of companies with dual-class share structures from being added to certain of their indices. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. Due to the dual-class structure of our common stock, we may be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices may preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. Our dual-class structure may also cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.
In addition, it is unclear what effect, if any, such policies will have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included.
The market price of our Class A common stock may be volatile or may decline steeply or suddenly regardless of our operating performance, and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment.
Prior to this offering, there has been no public market for shares of our Class A common stock. The initial public offering price of our Class A common stock will be determined through negotiation between us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering. In addition, the trading price of our Class A common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:
•market acceptance of our solutions;
•announcements of the results of research and development projects by us or our competitors;
•announcements by others relating to quantum technology;
•price and volume fluctuations in the overall stock market from time to time;
•volatility in the trading prices and trading volumes of technology or other stocks;
•changes in operating performance and stock market valuations of other companies generally, or those in our industry in particular;
•sales of shares of our Class A common stock by us or our stockholders, as well as the anticipation of the expiration of, or release from, market standoff or lock-up agreements;
•failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;
•our failure to meet projections we may provide to the public;
•the public’s reaction to our press releases, other public announcements, and filings with the SEC;
•rumors and market speculation involving us or other companies in our industry;
•actual or anticipated changes in our results of operations or fluctuations in our results of operations;
•actual or anticipated developments in our business, our competitors’ businesses, or the competitive landscape generally;
•litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;
•developments or disputes concerning our intellectual property or other proprietary rights;
•announced or completed acquisitions of businesses, services, or technologies by us or our competitors;
•new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•changes in accounting standards, policies, guidelines, interpretations, or principles;
•any significant change in our management;
•general macroeconomic conditions and slow or negative growth of our markets; and
•other events or geopolitical factors, including those resulting from war, incidents of terrorism, natural disasters, public health threats, or responses to those events.
In addition, the stock market in general, and the market for technology companies in particular, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies, particularly during the current period of global macroeconomic uncertainty. These economic, political, regulatory, and market conditions may adversely impact the market price of our Class A common stock, regardless of our actual results of operations. In the past, securities class action litigation and derivative litigation have often been instituted against companies following periods of volatility in the market price of a company’s securities. These types of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could adversely affect our business, financial condition, and results of operations. Additionally, the dramatic increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits and coverage or to forgo insurance that we may otherwise rely on to cover significant litigation defense costs, settlements, and damages awarded to plaintiffs, or incur substantially higher costs to maintain the same or similar coverage. Any of the above potential effects relating to potential volatility in the market price of our Class A common stock could have an adverse effect on our business, financial condition, and results of operations.
Honeywell will continue to have significant influence over us after this offering, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.
Immediately following this offering and application of the net proceeds therefrom, Honeywell will continue to beneficially own more than          % of the combined voting power of common stock (or approximately        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Each share of Class A common stock and Class B common stock entitles its holder to one vote for each share held of record on all matters submitted to a vote of stockholders and on which the holders of the Class A common stock and Class B common stockholder are entitled to vote. Thus Honeywell, may exercise significant influence over corporate actions requiring stockholder approval, including the election and removal of directors and the size of our Board, any amendment of our certificate of incorporation or bylaws or the approval of any merger or other significant corporate transaction, including a sale of substantially all our assets, and may continue to have significant influence over our business, affairs and policies. This influence may limit the ability of holders of Class A common stock to influence corporate matters for the foreseeable future. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock.
In addition, immediately following this offering and application of the net proceeds therefrom, the Continuing Common Unitholders, including Honeywell, will own approximately            % of the Common Units (or approximately            % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Because they hold their ownership interest in our business directly in Quantinuum Holdings, rather than through Quantinuum Inc., the Continuing Common Unitholders, including Honeywell, may have conflicting interests with holders of shares of our Class A common stock. For example, if Quantinuum Holdings makes distributions to Quantinuum Inc., the non-managing members of Quantinuum Holdings will also be entitled to receive such distributions pro rata in accordance with their ownership of Common Units and their preferences as to the timing and amount of any such distributions may differ from those of our public stockholders. The Continuing Common Unitholders, including Honeywell, may also have different tax positions from us that could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the Tax Receivable Agreement that we entered into in connection with this offering with the TRA Parties, whether and when to incur new or refinance existing indebtedness and whether and when Quantinuum Inc. should terminate the Tax Receivable Agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration our pre-IPO owners’ tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Holders of our Class B common stock do not have any economic rights or any right to receive dividends or distributions upon the liquidation or winding up of Quantinuum Inc. See “Description of Capital Stock.” Immediately following this offering, all of our Class B common stock will be held by the Continuing Common Unitholders (as defined herein) on a one-to-one basis with the number of Common Units that they own.
Certain of our directors have relationships with Honeywell, which may cause conflicts of interest with respect to our business.
Following this offering,              of our directors will be affiliated with Honeywell. Our Honeywell-affiliated directors have fiduciary duties to us and, in addition, has duties to Honeywell. As a result, this director may face real or apparent conflicts of interest with respect to matters affecting both us and Honeywell, whose interests may be adverse to ours in some circumstances.

Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to any director or stockholder who is not employed by us or our subsidiaries.
The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to any director or stockholder who is not employed by us or our subsidiaries with respect to certain interests and expectancies in specified business opportunities, as set forth herein. Any director or stockholder who is not employed by us or our subsidiaries will, therefore, have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any director or stockholder who is not employed by us or our subsidiaries.
As a result, certain of our stockholders, directors and their respective affiliates will not be prohibited from operating or investing in competing businesses. We, therefore, may find ourselves in competition with certain of our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business, operating results and financial condition.
Anti-takeover provisions in our charter documents could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:
•a classified board of directors, as a result of which our Board will be divided into three classes, with each class serving for staggered three-year terms;
•provide our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock;
•authorize our Board to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our Board that may be senior to our Class A common stock;
•provide the ability of stockholders to act by written consent only as long as holders of our Class B common stock hold at least a majority of the voting power of our capital stock;
•specify that from and after the date that holders of our Class B common stock hold less than a majority of the voting power of our capital stock, (i) our stockholders may not act by written consent in lieu of a meeting and (ii) special meetings of our stockholders can be called only by our Board;
•establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board;
•from and after the date that holders of our Class B common stock hold less than a majority of the voting power of our capital stock, establish a classified Board with three-year staggered terms, who can only be removed for cause by affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class;
•provide the ability of our Board to amend our amended and restated bylaws without obtaining stockholder approval;
•specify that, from and after the date that holders of our Class B common stock hold less than a majority of the voting power of our capital stock, stockholders may only amend our amended and restated bylaws by affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class;
•from and after the date that holders of our Class B common stock hold less than a majority of the voting power of our capital stock, certain provisions of our amended and restated certificate of incorporation may only be amended by affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class; and
•prohibit cumulative voting in the election of directors.
These provisions may disrupt or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board, which is responsible for appointing the members of our management. Any delay or prevention of a change of control transaction or changes in our management could cause the market price of our Class A common stock to decline.
Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.
In addition, as permitted by Section 145 of the DGCL, our amended and restated bylaws to be effective upon the completion of this offering and our indemnification agreements that we have entered into with our directors and officers will provide that:
•We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.
•We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.
•We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
•We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our Board or brought to enforce a right to indemnification.
•The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.
We may not retroactively amend provisions of our amended and restated bylaws to reduce our indemnification obligations to directors, officers, employees and agents.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States as the exclusive forums for substantially all disputes between us and our stockholders, which will restrict our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation will provide that, unless Quantinuum consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or the Court of Chancery, is the exclusive forum for the following types of actions, suits or proceedings: any derivative action, suit or proceeding brought on our behalf, any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by a current or former director, officer or other employee or stockholder of Quantinuum, any action, suit or proceeding asserting a claim against us arising under the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery, and any action, suit or proceeding asserting a claim against us that is governed by the internal affairs doctrine. If the Court of Chancery does not have subject matter jurisdiction thereof, such actions, suits or proceedings shall be brought in the federal district court of the District of Delaware or other state courts of the State of Delaware. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the U.S. will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or any other claim for which the federal courts of the U.S. have exclusive jurisdiction. We cannot be certain that a court would enforce such a provision. While the Delaware Supreme Court has recently upheld provisions of the certificates of incorporation of other Delaware corporations that are similar to these forum provisions and courts in California and New York have also upheld similar exclusive forum provisions, there is currently a circuit split as to whether exclusive forum provisions requiring derivative litigation to be filed in the Delaware Court of Chancery could foreclose a derivative suit alleging a violation of the Exchange Act. Neither the Delaware nor the Securities Act forum provisions are intended by us to limit the forums available to our stockholders for actions or proceedings asserting claims arising under the Exchange Act, which are already limited to the federal courts of the U.S. pursuant to the Exchange Act.
Notwithstanding the foregoing provisions, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.
These exclusive forum provisions may (i) increase the costs for an investor and/or (ii) limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.
You will experience immediate and substantial dilution in the net tangible book value of the shares of Class A common stock you purchase in this offering.
The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately after this offering. If you purchase shares of our Class A common stock in this offering, you will suffer immediate dilution of $         per share, representing the difference between the assumed initial public offering price of $         per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and our pro forma net tangible book value per share as of           , 2026 after giving effect to the sale of Class A common stock in this offering at the assumed initial public offering price of $         per share. See “Dilution.”

Additional stock issuances (including pursuant to the redemption of Common Units from any Continuing Common Unitholders) could result in significant dilution to our stockholders and cause the trading price of our Class A common stock to decline.
We may issue our capital stock or securities convertible into our capital stock from time to time in connection with financing our business operations or growth, to repay debt, or for acquisitions, investments or otherwise (including pursuant to the redemption of Common Units from any Continuing Common Unitholders). Additional issuances of our common stock or securities convertible into common stock will result in dilution to existing holders of our common stock. Any such issuances could result in substantial dilution to our existing stockholders and cause the trading price of our Class A common stock to decline.
In particular, following the issuance of shares of Class A common stock in connection with the redemption of Common Units from any Continuing Common Unitholders and the related cancellation of shares of our Class B common stock, such shares of Class A common stock will have the same economic rights as other shares of Class A common stock.
Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.
After this offering, the sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon consummation of the Transactions, we will have outstanding a total of                         shares of Class A common stock. Of the outstanding shares, the                        shares sold in this offering (or                   shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) will be freely tradable without restriction or further registration under the Securities Act, other than any shares held by our affiliates. Any shares of Class A common stock held by our affiliates will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144.
Our directors and executive officers, and substantially all of the holders of the Common Units, will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain exceptions, restrict the sale of the shares of our Class A common stock and certain other securities held by them for a period of 180 days after the date of this prospectus.            may, in their sole discretion and at any time, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting.”
In addition, we have reserved shares of Class A common stock for issuance under the 2026 Plan. Any Class A common stock that we issue under the 2026 Plan or other equity incentive plans that we may adopt in the future would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.
As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.
In the future, we may also issue securities in connection with investments, acquisitions, or capital raising activities. In particular, the number of shares of our Class A common stock issued in connection with an investment or acquisition, or to raise additional equity capital, could constitute a material portion of our then-outstanding shares of our Class A common stock. Any such issuance of additional securities in the future may result in additional dilution to you or may adversely impact the price of our Class A common stock.

We anticipate incurring substantial stock-based compensation expense and substantial obligations related to the vesting of restricted share awards and the grant and/or settlement of restricted share units (“RSUs”) in connection with the completion of this offering, which may have an adverse effect on our financial condition and results of operations and may result in substantial dilution.
In connection with this offering, (i) we will assume the Quantinuum 2023 Equity Incentive Plan (the “2023 Equity Incentive Plan”), (ii) restricted Class C shares granted under the 2023 Equity Incentive Plan will be converted into            restricted shares of our Class A common stock, (iii) RSU awards granted under the 2023 Equity Incentive Plan covering Class C shares will be converted into RSU awards covering           shares of our Class A common stock and (iv) RSU awards covering             shares of our Class A common stock will be granted to our employees pursuant to contractual obligations to grant RSU awards. Of these, in connection with the closing of this offering,            restricted shares of our Class A common stock will become vested,            RSUs granted under the 2023 Equity Incentive Plan will become vested and settleable in shares of our Class A Common Stock and            RSUs granted will become vested and settleable in shares of our Class A common stock. We anticipate that we will incur substantial stock-based compensation expenses and expend substantial funds to satisfy tax withholding and remittance obligations related to these restricted shares of Class A common stock and RSU awards.
Restricted share awards covering Class A common stock and RSU awards granted under the 2023 Equity Incentive Plan vest on the satisfaction of both (i) a service- or performance-based requirement and (ii) a liquidity event requirement, such that the applicable award vests as of the first date upon which both requirements are satisfied. The service-based requirement generally is satisfied in equal annual installments over a four-year period, subject to the grantee’s continued service through the applicable vesting date. The performance-based requirement generally is satisfied upon the achievement of performance objectives for an applicable performance year, subject to the grantee’s continued service through the last day of the applicable performance year. The liquidity event requirement will be satisfied in connection with the closing of this offering, such that the portion of each award that has satisfied the award’s service- or performance-based requirement as of the closing of the offering will vest. In addition, RSU awards will vest over a period of time; as noted above, a portion of these awards will be vested as of the grant date of these awards.
We will record substantial stock-based compensation expense for each of these awards. The aggregate grant date fair value of these awards is estimated to be $            million, which we estimate will be recognized as compensation expense over a weighted average period of               years.
In addition, a potentially large number of shares of Class A common stock will be issuable if the applicable vesting conditions of each of these awards are satisfied. On the vesting or settlement dates for these awards, as applicable, we plan to withhold shares and remit taxes on behalf of the holders of such awards at applicable statutory rates, which we refer to as net settlement, which may result in substantial tax withholding obligations. The amount of tax withholding obligations will depend on the price of our Class A common stock, the actual number of restricted shares or RSUs for which the vesting conditions are satisfied over time and the applicable tax withholding rates then in effect. For example, assuming an approximate         % income tax withholding rate and a price of $         per share at vesting and settlement, for the            restricted shares and RSUs that would vest as described in the preceding paragraphs in connection with the closing of this offering, we estimate that our cash obligation on behalf of the grantees to the relevant tax authorities to satisfy tax withholding obligations would be approximately $        million, and we would deliver an aggregate of approximately           million shares of our Class A common stock to net settle these awards, after withholding an aggregate of approximately             million shares of our Class A common stock.
The actual amount of these tax obligations and the number of shares to be issued could be higher or lower, depending on the price of our Class A common stock upon vesting or settlement, the actual number of shares of Class A common stock or RSUs for which the vesting conditions are satisfied, and the applicable tax withholding rates then in effect.

Our trading price and trading volume could decline if securities or industry analysts do not publish research about our business, or if they publish unfavorable research.
Equity research analysts do not currently provide coverage of our Class A common stock, and we cannot assure you that any equity research analysts will adequately provide research coverage of our Class A common stock after the listing of our Class A common stock on Nasdaq. A lack of adequate research coverage may harm the liquidity and trading price of our Class A common stock. To the extent equity research analysts do provide research coverage of our Class A common stock, we will not have any control over the content and opinions included in their reports. The trading price of our Class A common stock could decline if one or more equity research analysts downgrade our stock or publish other unfavorable commentary or research. If one or more equity research analysts cease coverage of our company, or fail to regularly publish reports on us, the demand for our Class A common stock could decrease, which in turn could cause our trading price or trading volume to decline.
We do not intend to pay dividends for the foreseeable future.
We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be at the discretion of our Board. In addition, our ability to pay dividends on our capital stock may be further restricted by the terms of any future debt or preferred securities. Holders of our Class B common stock do not have any economic rights or any right to receive dividends, or to receive a distribution upon a liquidation, dissolution or winding up of Quantinuum Inc., with respect to their Class B common stock. Accordingly, stockholders must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC. We cannot be certain if this reduced disclosure will make our Class A common stock less attractive to investors.
The JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurs after December 8, 2011, and whose annual net revenues are less than $1.235 billion will, in general, qualify as an “emerging growth company” until the earliest of:
•the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;
•the last day of its fiscal year in which it has annual gross revenue of $1.235 billion or more;
•the date on which it has, during the previous three-year period, issued more than $1.0 billion in nonconvertible debt; and
•the date on which it is deemed to be a “large accelerated filer, ” which will occur at such time as the company (1) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (2) has been subject to the reporting requirements under the Exchange Act for a period of at least 12 months, and (3) has filed at least one annual report pursuant to the Exchange Act.
Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as the fifth anniversary of the completion of this offering. For so long as we are an “emerging growth company,” we will, among other things:
•only be required to have two years of audited financial statements and two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

•not be required to engage an auditor to report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
•not be required to comply with the requirement of the PCAOB, regarding the communication of critical audit matters in the auditor’s report on the financial statements;
•not be required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and
•not be required to comply with certain disclosure requirements related to executive compensation, such as the requirement to present a comparison of our Chief Executive Officer’s compensation to our median employee compensation.
In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period and, as a result, our combined financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to other public companies.
We cannot predict if investors will find our Class A common stock less attractive as a result of our decision to take advantage of some or all of the reduced disclosure requirements above. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
We will have broad discretion in the use of the net proceeds from this offering and may not use the proceeds in ways you and other stockholders may approve of.
Our management will have broad discretion in the use of the net proceeds from this offering, including for any of the purposes described in the section “Use of Proceeds,” and you will be relying on the judgment of our management regarding the use of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
General Risks
Our quarterly results of operations and financial condition may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.
Our quarterly results of operations and financial condition may fluctuate significantly because of several factors, including:
•labor availability and costs for hourly and management personnel;
•profitability of our products, services and solutions, especially in new markets and due to seasonal fluctuations;
•changes in interest rates;
•impairment of long-lived assets;
•macroeconomic conditions, both nationally and locally;

•negative publicity relating to products we serve;
•changes in consumer preferences and competitive conditions;
•expansion to new markets; and
•fluctuations in commodity prices.
Our management has limited experience operating a public company, and thus our success in such endeavors cannot be guaranteed.
Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under U.S. securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the United States. This could impact our ability or prevent us from timely reporting our results of operations and financial condition, timely filing required reports with the SEC and complying with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.
We will incur increased costs as a result of preparing to operate as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that could adversely impact our business.
As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs resulting from public company reporting obligations under the Securities Act, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and regulations regarding corporate governance practices. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules of the SEC, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We have begun to hire additional accounting, finance and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we will incur as a result of becoming a public company or the timing of such costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our Board or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Pursuant to Sarbanes-Oxley Act Section 404, we will be required to furnish a report by our management on our internal control over financial reporting beginning with the filing of our Annual Report on Form 10-K with the SEC for the year ending December 31, 2027. In order to continue to maintain effective internal controls to support growth and public company requirements, we will need additional financial personnel, systems and resources. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Sarbanes-Oxley Act Section 404 within the prescribed period, we will be engaged in a process to enhance our documentation and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Sarbanes-Oxley Act Section 404. If we identify one or more material weaknesses in the future, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
Changes in statutory, regulatory, accounting and other legal requirements, including changes in accounting principles generally accepted in the United States, could potentially impact our operating and financial results.
We are subject to numerous statutory, regulatory and legal requirements. Our business, results of operations and financial condition could be negatively impacted by developments in these areas due to the costs of compliance in addition to possible government penalties and litigation in the event of deemed noncompliance. Changes in the regulatory environment in the area of safety, privacy and information security, wage and hour laws, among others, could potentially impact our operations and financial results.
Generally accepted accounting principles in the United States (“GAAP”) are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and Nasdaq, may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased selling, general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts, we fail to comply with new laws, regulations and standards, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events.
Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters, and other calamities. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, cybersecurity threats, break-ins, war, riots, terrorist attacks, geopolitical events, acts of misconduct, or similar events. Various environmental, social, and political pressures, including from climate change, may increase the frequency or intensity of such events or contribute to chronic changes that may have similar impacts, such as changes in the availability or quality of water available for digital infrastructure on which we may rely. Despite any precautions we may take, any of the foregoing events may give rise to interruptions, performance problems, breakdowns, system failures (including those of our third party service providers we rely on), platform failures (including those of our third party service providers we rely on), internet failures or failure of our infrastructure, which could cause the loss or corruption of data (including sensitive, confidential and proprietary data) or malfunctions of software or hardware as well as adversely affect our ability to provide services. In addition, our ability to conduct normal business operations could be severely affected. In the event of significant physical damage to one of these facilities, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. In addition, any negative publicity arising from these disruptions could harm our reputation and brand and adversely affect our business.
We are subject to a series of risks related to sustainability and related stakeholder expectations.
There is scrutiny from various stakeholders on companies’ management of environmental, social, and political matters, including climate change, human capital, and resource use. We may from time to time engage in certain efforts to improve our sustainability profile or otherwise respond to stakeholder expectations; however, we cannot guarantee these efforts will have the desired effect. Stakeholder expectations evolve over time, vary, and at times can conflict. For example, while some regulators (such as the European Union and the State of California) have adopted requirements for certain companies to undertake sustainability disclosures or other actions, other policymakers have sought to actively constrain companies’ consideration of such matters. Both advocates and opponents of such matters, including underlying technologies or applications, are increasingly relying on various forms of activism to advance their views. For example, there are increasingly nuanced claims of greenwashing against companies for alleged failures in disclosure, methodology, or performance. Additionally, various local communities have expressed increasing concern or opposition regarding data centers, which are important to certain of our product/service offerings. Our industry and associated industries may be particularly subject to such risks due to the perceived resource intensity of our products, services and solutions offerings or underlying operations or any failure to meet expectations regarding the associated societal benefits quantum computing may deliver, including the timeline of such benefits. Failure to successfully navigate stakeholder expectations may result in reputational harm, loss of customers, regulatory engagement, or other adverse impacts to our business. Various of our business partners, suppliers, and other stakeholders are subject to similar risks that may augment existing or create additional risks.
Unfavorable conditions in our industry or the global economy, including uncertain geopolitical conditions, could limit our ability to grow our business and negatively affect our results of operations.
Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers and potential customers. Negative conditions in the general economy in the U.S. and foreign jurisdictions, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, inflation, international trade relations, pandemics (such as the COVID-19 pandemic), political turmoil, uncertain geopolitical conditions, natural catastrophes, warfare and terrorist attacks could cause a decrease in business investments, including the progress on development of quantum technologies, and negatively affect the growth of our business. In February 2022, Russia launched a large-scale invasion of Ukraine and, in February 2026, the United States and Israel launched aerial attacks on Iran. Although the length and impact of the ongoing military conflicts are highly unpredictable, these conflicts could lead to market disruptions, including significant volatility in commodity prices, availability of the credit markets and capital markets. These military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus.
In addition, in challenging economic times, our current or potential future customers may experience cash flow problems and as a result may modify, delay or cancel plans to purchase our products, services and solutions. Many of our customers invest in quantum computing products, services and solutions as part of their medium- to longer-term strategies to optimize aspects of their business, and significant global disruptions or geopolitical conflicts may result in potential customers focusing on short-term challenges, resulting in a reduction in their investments in quantum computing. Additionally, if our customers are not successful in generating sufficient revenue or are unable to secure financing, they may not be able to pay, or may delay payment of, accounts receivable due to us. Moreover, our key suppliers may reduce their output or become insolvent, thereby adversely impacting our ability to manufacture our products. Furthermore, uncertain economic conditions may make it more difficult for us to raise funds through borrowings or private or public sales of debt or equity securities. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our business, results of operations and financial condition could be adversely affected.
The preparation of financial statements in conformity with GAAP and our key metrics require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes and amounts reported in our key metrics. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates were used in preparing our consolidated financial statements. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management, and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “roadmap,” “seeks,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our progress in developing our quantum computing systems;
•the performance and quality of our quantum computing systems, our private cloud, or other information systems, our research and development activities, our facilities or our other fixed assets;
•the performance and quality of the public cloud, internet or other infrastructure or third-party systems on which we rely;
•the availability of suppliers for components of the equipment we use to build and operate our products, services and solutions;
•our ability to expand or increase the capacity of our infrastructure or to repair or replace defective equipment;
•our ability to implement our roadmaps and plans for commercialization involving technology that is not yet available for customers and the ability of that technology to meet desired technical specifications;
•our ability to successfully compete in the quantum computing industry;
•our ability to establish and maintain long-term business prospects among current and future partners and customers;
•our ability to commercialize quantum computers from our relationships with cloud providers;
•our ability to reduce the cost of developing our quantum computers and price our quantum systems competitively;
•the development of the quantum computing industry;
•the broad quantum advantage of quantum computers;
•the reliability and viability of our quantum computing systems;
•our ability to successfully execute our business strategy;
•the ability of our products, services and solutions to achieve market success;
•our ability to attract and retain key employees, including quantum physicists and other highly specialized technical personnel;
•forecasts of future results of operations and funding requirements;
•the effect that complex and evolving state, federal and foreign laws, rules and regulations will have on us and our business;
•our reliance on licensed intellectual property and joint development arrangements with third parties;

•our ability to obtain, maintain and enforce sufficient patent protection for our products, services and solutions;
•our ability to maintain the secrecy of our trade secrets;
•our success as an independent, publicly traded company that is not a consolidated subsidiary of Honeywell;
•the impact of our organizational structure on the market price of our Class A common stock;
•the ability of management to successfully operate a public company;
•the fluctuation of our operating results;
•our realization of any benefit from the Tax Receivable Agreement and our organizational structure;
•the increased expenses associated with being a public company;
•our intended use of the net proceeds from this offering; and
•other factors set forth under “Risk Factors” in this prospectus.
We caution you that the foregoing list does not contain all of the forward-looking statements made in this prospectus.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations, estimates, forecasts, and projections about future events and trends that we believe may affect our business, results of operations, financial condition, and prospects. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information, changed assumptions or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

ORGANIZATIONAL STRUCTURE
Quantinuum Inc., a Delaware corporation, was formed on January 20, 2026 and is the issuer of the Class A common stock offered by this prospectus. Quantinuum Holdings was formed on           , 2026 and, following the Reorganization Transactions, its sole material assets will be its wholly owned subsidiaries, including Quantinuum (Cayman). Prior to this offering and the Reorganization Transactions, all of our business operations have been conducted through Quantinuum (Cayman) and its subsidiaries.
Organizational Structure Prior to the Reorganization Transactions
The diagram below depicts our organizational structure prior to the Reorganization Transactions. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

Other Pre-IPO Owners
Honeywell
Quantinuum
(Cayman)
Other Subsidiaries

Reorganization Transactions
Immediately following this offering, Quantinuum Inc. will be a holding company and its sole material assets will be its equity interests held directly or indirectly through wholly owned subsidiaries of Quantinuum Holdings. As the managing member of Quantinuum Holdings, Quantinuum Inc. will operate and control all the business and affairs of Quantinuum Holdings and conduct our business through Quantinuum Holdings and its subsidiaries. The Reorganization Transactions lack economic substance and therefore will be accounted for in a manner consistent with a reorganization of entities under common control. As a result, the consolidated financial statements of Quantinuum Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of Quantinuum (Cayman). Quantinuum Inc. will consolidate Quantinuum Holdings in its consolidated financial statements and record a non-controlling interest related to the Common Units held by the Continuing Common Unitholders on its consolidated balance sheet and statement of income. As further described herein, prior to the consummation of this offering:
•Merger Sub will merge with and into Quantinuum (Cayman), with Quantinuum (Cayman) surviving the merger as a direct, wholly owned subsidiary of Quantinuum Holdings, pursuant to which the holders of equity interests in Quantinuum (Cayman) shall receive, in exchange for such interests and by virtue of the merger, Common Units equal to             ;
•we will amend and restate the Quantinuum Holdings LLCA to, among other things, (i) appoint Quantinuum Inc. as the sole managing member of Quantinuum Holdings upon its acquisition of Common Units in connection with this offering, and (ii) provide certain redemption rights to the Continuing Common Unitholders;

•we will amend and restate Quantinuum Inc.’s certificate of incorporation to, among other things, provide (i) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on matters presented to our stockholders; (ii) for Class B common stock, with each share of our Class B common stock entitling its holder to one vote per share on matters presented to our stockholders; (iii) that shares of our Class B common stock may only be held by the Continuing Common Unitholders and their respective permitted transferees as described in “Description of Capital Stock—Common stock—Class B common stock” and (iv) for preferred stock, which can be issued by our Board in one or more series without stockholder approval;
•we will issue                shares of our Class B common stock to the Continuing Common Unitholders, which is equal to the number of Common Units held by such Continuing Common Unitholders, for nominal consideration;
•Quantinuum Inc. will enter into (i) the Registration Rights Agreement with certain of the Continuing Common Unitholders and (ii) the Tax Receivable Agreement with Quantinuum Holdings and the TRA Parties. For a description of the terms of the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”
The Continuing Common Unitholders will hold all shares of Class B common stock outstanding immediately following the consummation of this offering. The shares of Class B common stock will have no economic rights but will entitle each holder to one vote for each share held of record on matters to be voted on by stockholders, with the number of shares of Class B common stock held by each Continuing Common Unitholder being equivalent to the number of Common Units held by each such Continuing Common Unitholder. If the ratio at which Common Units are exchangeable for shares of Class A common stock of Quantinuum Inc. changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Quantinuum Holdings LLCA—Common Unit redemption right,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote, except as otherwise required by law.
Offering Transactions
Quantinuum Inc. will issue                   shares of its Class A common stock to the purchasers in this offering (or             shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $          million (or approximately $            million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $            per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), less the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Quantinuum Inc. intends to use the proceeds (net of underwriting discounts and commissions) of this offering to acquire an equivalent number of newly issued Common Units from Quantinuum Holdings at a price per unit equal to the public offering price per share of Class A common stock in this offering, less the underwriting discounts and commissions, for an aggregate of $          million. The issuance of such newly issued Common Units by Quantinuum Holdings to Quantinuum Inc. will correspondingly dilute the ownership interests of the Continuing Common Unitholders in Quantinuum Holdings. Quantinuum Inc. intends to cause Quantinuum Holdings, in turn, to use the proceeds it receives from this offering for general corporate purposes and to pay the expenses of associated with this offering. See “Use of Proceeds.”
As a result of the transactions described herein:
•investors in this offering will collectively own               shares of our Class A common stock (or                      shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);
•Continuing Common Unitholders will hold                 Common Units (or                 Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•Quantinuum Inc. will directly or indirectly hold                  Common Units (or                  Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);
•investors in this offering will collectively hold           % of the voting power in Quantinuum Inc. (or                        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and
•Continuing Common Unitholders, as holders of all of the outstanding shares of Class B common stock, will hold           % of the voting power in Quantinuum Inc. (or        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Quantinuum Inc. will enter into (i) the Registration Rights Agreement with certain of the Continuing Common Unitholders (ii) the Tax Receivable Agreement with Quantinuum Holdings and the TRA Parties. For a description of the terms of the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”
Organizational Structure Following the Transactions
Our corporate structure following this offering, as described below, is commonly referred to as an umbrella partnership-C corporation (“Up-C”) structure, which is often used by partnerships and certain limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Continuing Common Unitholders to retain their equity ownership in Quantinuum Holdings and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “flow-through” entity, for U.S. federal income tax purposes following the offering. Investors in this offering will, by contrast, hold their equity ownership in Quantinuum Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. One of the tax benefits to the Continuing Common Unitholders associated with this structure is that future taxable income of Quantinuum Holdings that is allocated to the Continuing Common Unitholders, as applicable, will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because the Continuing Common Unitholders may have their Common Units redeemed by Quantinuum Holdings (or at our option, directly exchanged by Quantinuum Inc.) for newly issued shares of our Class A common stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) or, at our option, to the extent there is cash available from a substantially contemporaneous public offering or private sale of Class A common stock by us, for a cash payment equal to the net amount of cash received from such sale of a corresponding number of shares of Class A common stock by us and, in either case, contributed to Quantinuum Holdings, the Up-C structure also provides the Continuing Common Unitholders with potential liquidity not typically available to holders of non-publicly traded limited liability companies. In connection with any such redemption or exchange of Common Units, a corresponding number of shares of Class B common stock held by the relevant Continuing Common Unitholder will automatically be transferred to Quantinuum Inc. for no consideration and be canceled. The Continuing Common Unitholders and Quantinuum Inc. each expect to benefit from the Up-C structure as a result of certain tax benefits arising from redemptions or exchanges of the Continuing Common Unitholders’ Common Units for Class A common stock or cash, and certain other tax benefits covered by the Tax Receivable Agreement discussed in “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” See “Risk factors—Risks Relating to Our Organizational Structure and the Tax Receivable Agreement.” In general, the TRA Parties expect to receive payments under the Tax Receivable Agreement of 85% of the amount of cash tax savings, as described below, and Quantinuum Inc. expects to retain the benefit of the remaining 15% of these cash tax savings, as described below. Any payments made by us to the TRA Parties under the Tax Receivable Agreement will reduce cash otherwise arising from such tax savings. We expect such payments will be substantial.

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.
As the sole managing member of Quantinuum Holdings, we will operate and control all of the business and affairs of Quantinuum Holdings and conduct our business through Quantinuum Holdings and its subsidiaries. Following the Reorganization Transactions, Quantinuum Inc. will control the management of Quantinuum Holdings as its sole managing member. As a result, Quantinuum Inc. will consolidate Quantinuum Holdings and record a significant non-controlling interest in a consolidated entity in Quantinuum Inc.’s consolidated financial statements for the economic interest in Quantinuum Holdings held by the Continuing Common Unitholders.
Incorporation of Quantinuum Inc.
Quantinuum Inc., the issuer of the Class A common stock offered by this prospectus, was incorporated as a Delaware corporation on January 20, 2026. Quantinuum Inc. has not engaged in any material business or other activities except in connection with its formation, the Reorganization Transactions and this offering. The amended and restated certificate of incorporation of Quantinuum Inc. that will become effective immediately prior to the consummation of this offering will, among other things, authorize two classes of common stock, Class A common stock and Class B common stock, and a class of preferred stock, each having the terms described in “Description of Capital Stock.”

Amendment and Restatement of the Quantinuum Holdings LLCA
Prior to the consummation of this offering, the Quantinuum Holdings LLCA will be amended and restated to provide for a right of redemption of Common Units in exchange for, at our election (determined solely by our independent directors (within the meaning of the rules of Nasdaq), who are disinterested), shares of our Class A common stock or cash provided that, at our election (determined solely by our independent directors (within the meaning of the rules of Nasdaq) who are disinterested), we may effect a direct exchange by us of such Class A common stock or such cash, as applicable, for such Common Units. In connection with any such redemption or exchange of Common Units, a corresponding number of shares of Class B common stock held by the relevant Continuing Common Unitholder will automatically be transferred to us and be canceled. See “Certain Relationships and Related Party Transactions—Quantinuum Holdings LLCA.”

USE OF PROCEEDS
We estimate that the net proceeds to us from our sale of shares of Class A common stock in this offering will be approximately $          million, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. The underwriters also have an option to purchase up to an additional           shares of Class A common stock from us within 30 days from the date of this prospectus. We estimate that the net proceeds to us, if the underwriters exercise their right to purchase the maximum of additional shares of Class A common stock from us, will be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This estimate assumes a public offering price of $           per share (the midpoint of the price range set forth on the cover of this prospectus).
We estimate that the offering expenses (other than the underwriting discount and commissions) will be approximately $         million. All such offering expenses will be paid for or otherwise borne by Quantinuum Holdings.
We intend to use the net proceeds from this offering to purchase newly issued Common Units from Quantinuum Holdings. The foregoing purchases of Common Units will be at a price per unit equal to the public offering price per share of Class A common stock in this offering, less the underwriting discounts and commissions.
Quantinuum Holdings intends to use the net proceeds it receives from this offering for general corporate purposes and to pay the expenses associated with this offering. A portion of our net proceeds may be used to fund potential acquisitions of, or investments in, complementary technologies or businesses, although we have no present commitments or agreements to enter into any such acquisitions or to make any such investments.
A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the amount of proceeds to us from this offering available by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share of $           (the midpoint of the estimated price range shown on the cover page of this prospectus), would increase (decrease) the amount of net proceeds to us from this offering available by approximately $          million.

DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our Board. Furthermore, because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from Quantinuum Holdings. Our ability to pay dividends may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us. See “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our Board and subject to the requirements of applicable law, compliance with contractual restrictions and covenants in the agreements governing our future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our Board may deem relevant.
Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Class A Common Stock—We do not intend to pay dividends for the foreseeable future.”
Immediately following this offering, we will be a holding company, and our principal asset will be the Common Units we purchase from Quantinuum Holdings. If we decide to pay a dividend in the future, we would need to cause Quantinuum Holdings to make distributions to us in an amount sufficient to cover such dividend. If Quantinuum Holdings makes such distributions, the other holders of Common Units will be entitled to receive pro rata distributions. See “Risk Factors—Risks Relating to Our Organizational Structure and the Tax Receivable Agreement—We are a holding company and our only material assets after completion of this offering will be our equity interests in Quantinuum Holdings, and we are accordingly dependent upon distributions from Quantinuum Holdings to pay our taxes and expenses, make payments under the Tax Receivable Agreement, and pay any dividends. Quantinuum Holdings’ ability to make such distributions may be subject to various limitations and restrictions.”

CAPITALIZATION
The following table sets forth the cash and capitalization as of December 31, 2025, as follows:
•of Quantinuum (Cayman) on a historical basis;
•of Quantinuum Inc. and its subsidiaries, on a pro forma basis to give effect to the Reorganization Transactions, excluding this offering; and
•of Quantinuum Inc. and its subsidiaries on a pro forma as adjusted basis to give effect to the Transactions, including our sale of shares of Class A common stock in this offering at an assumed initial public offering price of $            per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds.”
For more information, please see “Organizational Structure,” “Use of Proceeds” and “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus. The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31, 2025
	Quantinuum (Cayman) Historical	Quantinuum Inc. Pro Forma	Quantinuum Inc. Pro Forma As Adjusted
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$762,642	$	$
Temporary equity	$1,513,941
Members’/Stockholders’ equity (deficit):
Class A common stock (Quantinuum (Cayman)), par value $0.0001 per share; 3,000,000,000 shares authorized, 300,000,000 issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	30
Class B common stock (Quantinuum (Cayman)), par value $1.00 per share; 1 share authorized, issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	—
Class A common stock (Quantinuum Inc.), par value per share; no shares authorized, no shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class B common stock (Quantinuum Inc.), par value $1.00 per share; no shares authorized, no shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	914,844
Accumulated other comprehensive income (loss)	3,542
Accumulated deficit	(744,764)
Non-controlling interest	—
Total members’ / stockholders’ equity (deficit)	173,652
Total capitalization	$2,450,235	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share of our Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus), would increase (decrease) each of our pro forma as adjusted cash and cash equivalents by approximately $             , and each of our pro forma as adjusted total members’/ stockholders’ equity and total capitalization by approximately $        , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, total members’ / stockholders’ equity, and total capitalization by approximately $          , assuming the assumed initial public offering price of $           per share of Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus), remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The table above does not include:
•            shares of Class A common stock reserved for issuance upon redemption or exchange of Common Units that will be held by the Continuing Common Unitholders on a one-for-one basis; and
•            shares of Class A common stock reserved for future issuance under our 2026 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

DILUTION
The Continuing Common Unitholders will own Common Units after the Transactions. Because the Continuing Common Unitholders do not own any Class A common stock or have any right to receive distributions from Quantinuum Inc., we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of Common Units (other than Quantinuum Inc.) had their Common Units redeemed or exchanged for newly issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the transfer to Quantinuum Inc. and cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Quantinuum Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all Common Units for shares of Class A common stock as described in the previous sentence as the “Assumed Redemption.”
Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. Quantinuum Inc.’s pro forma net tangible book value as of           , 2026 prior to this offering and after giving effect to the other Transactions and the Assumed Redemption was $          million. Pro forma net tangible book value per share prior to this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding after giving effect to the Assumed Redemption.
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.
Pro forma net tangible book value per share after this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding, after giving effect to the Transactions, including this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” and the Assumed Redemption. Our pro forma net tangible book value as of after this offering would have been approximately $         million, or $            per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $           per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $           per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of , 2026 before this offering	$
Increase per share attributable to new investors purchasing shares of our Class A common stock in this offering
Pro forma net tangible book value (deficit) per share immediately after this offering
Dilution per share to new Class A common stock investors in this offering		$
A $1.00 increase (decrease) in the assumed initial public offering price of $          per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase the pro forma net tangible book value (deficit) per share after this offering by approximately $           , and dilution in pro forma net tangible book value (deficit) per share to new investors by approximately $             assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma net tangible book value (deficit) after the offering would be $           per share, the increase in pro forma net

tangible book value per share to existing stockholders would be $             per share and the dilution in pro forma net tangible book value to new investors would be $          per share, in each case assuming an initial public offering price of $           per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). In addition, if the underwriters exercise in full their option to purchase additional shares of Class A common stock:
•the percentage of Class A common stock held by the Continuing Common Unitholders will decrease to approximately        % of the total number of shares of our Class A common stock outstanding after this offering; and
•the number of shares of Class A common stock held by new investors in this offering will increase to, or approximately          % of the total number of shares of our Class A common stock outstanding after this offering.
The following table summarizes, as of            , 2026, after giving effect to the Transactions and the Assumed Redemption, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on an assumed initial public offering price of $              per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus).

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Continuing Common Unitholders		%	$	%	$
New public investors
Total		100%	$	100%	$
Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $              million, assuming the number of shares offered by us remains the same.
Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of           , 2026, after giving effect to the Transactions and the Assumed Redemption, and excludes shares of our Class A common stock reserved for issuance under our 2026 Plan (as described in “Executive and Director Compensation—Equity Incentive Award Plans—2026 Incentive Award Plan”).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The unaudited pro forma condensed combined balance sheet as of December 31, 2025 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 present our consolidated financial position and results of operations to reflect (1) the Reorganization Transactions, as described under “Organizational Structure” and the, (2) Offering Transactions, as described and defined under “Organizational Structure” including our expected use of the net proceeds to us from this offering as described in the section titled “Use of Proceeds.” The unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2025 assumes that the Transactions were completed on January 1, 2025. The unaudited pro forma condensed combined balance sheet as of December 31, 2025 assumes the Transactions were completed on December 31, 2025.
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X based on the historical financial statements of Quantinuum (Cayman) included elsewhere in this prospectus and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial information. We believe the assumptions and adjustments provide a reasonable basis for presenting the significant effects of the Transactions and are properly applied in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to represent our consolidated results of operations or consolidated financial position that would actually have occurred had the Transactions referred to above been consummated on the dates assumed or to project our consolidated results of operations or consolidated financial position for any future date or period.
Quantinuum Inc. was formed on January 20, 2026 and will have no material assets or income until the completion of this offering. Quantinuum Inc. will be a holding company and its sole material asset will be its equity interests held directly or indirectly through wholly owned subsidiaries of Quantinuum Holdings. As the managing member of Quantinuum Holdings, Quantinuum Inc. will operate and control the business and affairs of Quantinuum Holdings and conduct our business through Quantinuum Holdings and its subsidiaries. As a result, the consolidated financial statements of Quantinuum Inc. will recognize the assets and liabilities received in the Reorganization Transactions at their historical carrying amounts, as reflected in the historical financial statements of Quantinuum (Cayman). The unaudited pro forma condensed combined financial information of Quantinuum Inc. presented in this prospectus are derived from the application of pro forma adjustments to the historical consolidated financial statements of Quantinuum (Cayman) and its consolidated subsidiaries included elsewhere in this prospectus.
As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, stock exchange and transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees, and other related costs. Due to the scope and complexity of these activities, and the associated costs being based on subjective estimates and assumptions, we have not included any pro forma adjustments relating to these costs.
As described in greater detail in the sections titled “Organizational Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” prior to the completion of this offering, we will enter into a Tax Receivable Agreement with Quantinuum Holdings and the TRA Parties, which will provide for the payment by Quantinuum Inc. to the TRA Parties of 85% of the amount of cash tax savings, if any, that Quantinuum Inc. actually realizes, or in some circumstances is deemed to realize, as a result of Basis Adjustments, Existing Basis and certain tax benefits (such as interest deductions) arising from payments made under the TRA.
The unaudited pro forma condensed combined financial information should be read together with the sections titled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as Quantinuum (Cayman)’s historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Summary of the Transactions
In the Up‑C structure resulting from the Transactions: (i) the Continuing Common Unitholders hold Common Units of Quantinuum Holdings and non-economic, voting‑only Class B common stock of Quantinuum Inc.; (ii) public investors hold Class A common stock of Quantinuum Inc.; and (iii) the Continuing Common Unitholders will have the right, subject to the terms of the amended and restated Quantinuum Holdings LLC Agreement, to redeem their Common Units of Quantinuum Holdings (together with an equal number of shares of Class B common stock, which will be surrendered and canceled) in exchange for, at Quantinuum Inc.’s election (determined solely by its independent directors who are disinterested), (a) newly issued shares of Class A common stock of Quantinuum Inc. on a one-for-one basis or (b) to the extent there is cash available from a substantially contemporaneous public offering or private sale of Class A common stock by Quantinuum Inc., a cash payment equal to the net amount of cash received from such sale of a corresponding number of shares of Class A common stock by Quantinuum Inc. and, in either case, contributed to Quantinuum Holdings; and Quantinuum Inc. may, at its election, effect a direct exchange of such Class A common stock or cash for such Common Units. Following the Transactions, Quantinuum Inc. will operate as a holding company in an Up‑C structure, and its principal asset will consist of its equity interests in Quantinuum Holdings, which it will consolidate as the sole managing member. The unaudited pro forma condensed combined financial information is based on the historical financial statements of Quantinuum (Cayman) included elsewhere in this prospectus and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of December 31, 2025
(Dollars in thousands)

	Quantinuum (Cayman)	Reorganization Transactions Adjustments	Note Ref.	Quantinuum (Cayman) as Adjusted for the Reorganization Transactions	Offering Transactions Adjustments	Note Ref.	Pro Forma Quantinuum Inc. as Adjusted for the Transactions
ASSETS
Current assets:
Cash and cash equivalents	$762,642					(2)
Accounts receivable	5,068
Due from Honeywell	604
Net investment in lease, current	5,773
Other current assets	27,754					(2)
Total current assets	801,841
Property and equipment—net	120,965
Goodwill	784,822
Other intangible assets—net	114,282
Net investment in lease, non-current	10,102
Deferred tax assets	—		(3)
Other assets—net	13,613
Total assets	1,845,625
LIABILITIES
Current liabilities:
Accounts payable	10,620
Due to Honeywell	1,273
Accrued liabilities	44,358					(2)
Total current liabilities	56,251
Warrant liability	38,400		(5)
License payable, non-current portion	55,345
Other liabilities	8,036
Amounts payable pursuant to tax receivable	—		(3)
TEMPORARY EQUITY
Series A convertible redeemable preferred stock	288,129		(1)
Series A-1 convertible redeemable preferred stock	400,978		(1)
Series B convertible redeemable preferred stock	824,834		(1)
SHAREHOLDERS' EQUITY
Common stock	30		(1),(4)
Class A common stock	—		(1)			(2)
Class B common stock	—		(1)
Additional paid-in-capital	914,844		(1),(3) (4),(5) (6)			(2),(6)
Accumulated other comprehensive income (loss)	3,542		(6)
Accumulated deficit	(744,764)		(4),(6)
Non-controlling interest	—		(6)			(6)
Total equity	173,652
Total liabilities and equity	$1,845,625

Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet
1) Before the completion of this offering, (i) the operating agreement of Quantinuum Holdings will be amended and restated to, among other things, appoint Quantinuum Inc. as its sole managing member and (ii) all existing equity interests held in Quantinuum (Cayman) will be converted or exchanged pursuant to the merger of Merger Sub with and into Quantinuum (Cayman), such that:
•All issued and outstanding Series A convertible redeemable preferred stock, Series A-1 convertible redeemable preferred stock, and Series B convertible redeemable preferred stock of Quantinuum (Cayman) will convert or be exchanged into non-voting limited liability company common units (“Common Units”) in Quantinuum Holdings. The carrying amounts of $ million, $ million and $ million, respectively, will be reclassified to Additional paid-in-capital.
•All issued and outstanding Common stock of Quantinuum (Cayman) will similarly be converted or exchanged for Common Units.
•Restricted unit holders and promissory share recipients in Quantinuum (Cayman) will receive Quantinuum Inc. Class A common stock in exchange for their units or contractual entitlements. The issuance of Class A shares to promissory share recipients represents the settlement of arrangements agreed with such holders in connection with the offering, subject to service conditions. The replacement awards issued to restricted unit holders retain their original service and performance vesting conditions; only the portion for which requisite service is complete is reflected as outstanding Class A common stock in the pro forma adjustments.
•Preferred equity warrants automatically exercise, with the resulting Series A convertible redeemable preferred stock converting into Common Units consistent with other preferred holders.
•As part of the Reorganization Transactions, in connection with the offering, we will issue shares of Class B common stock to the Continuing Common Unitholders, on a one-to-one basis with the number of Common Units they own in Quantinuum Holdings, for $ cash contributions. Holders of Class B common stock will have the same voting rights as holders of Class A common stock but holders of the Class B common stock will not be entitled to receive any distributions from or participate in any dividends declared by our board of directors.
2) Reflects the net effect on cash of the receipt of proceeds of $ million from this offering, based on the assumed sale of shares of Class A common stock at an assumed initial public offering of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commission and estimated total offering expenses payable by us. We are deferring certain costs associated with this offering and therefore the adjustment also represents the payment of services such as legal, accounting and other direct costs of $ million, which is included in Accrued liabilities. These deferred costs, which have previously been recorded within Other current assets, along with estimated costs related to the offering not yet incurred, will be charged against the proceeds from this offering with a corresponding reduction to Additional paid-in-capital upon completion. We intend to use the net proceeds to us from the sale of our Class A common stock in this offering to purchase Common Units from Quantinuum Holdings.
3) Immediately after the offering, we will contribute net cash received from the offering to Quantinuum Holdings and will receive a tax basis in our initial investment equal to the amount contributed to Quantinuum Holdings. We expect our tax basis in our initial investment in Quantinuum Holdings to be greater than our financial reporting basis resulting in a deferred tax asset. It is more likely than not that we will not realize the tax benefit of any of the deferred tax asset resulting from our initial investment due to cumulative losses in recent years, and therefore we expect to record a full valuation allowance against this deferred tax asset. As a result, the pro forma consolidated balance sheet is not expected to reflect an adjustment for deferred taxes.
In addition, prior to the completion of this offering, Quantinuum Inc. will enter into a tax receivable agreement (TRA) that provides for the payment by Quantinuum Inc. to the Continuing Common Unitholders of 85% of certain tax benefits, if any, that Quantinuum Inc. actually realizes, or is deemed to realize (calculated using certain assumptions), as a result of (i) Quantinuum Inc.’s allocable share of Existing Basis in amortizable and depreciable Quantinuum Holdings’ assets acquired in the IPO and any subsequent capital contribution (predominantly, deferred R&D deductions), (ii) increases in Quantinuum Inc.’s allocable share of Existing Basis and Basis Adjustments to the tangible and intangible assets of Quantinuum Holdings as a result of exchanges or redemptions of Common Units in connection with or after the IPO, and (iii) certain other tax benefits related to entering into the TRA, including tax benefits attributable to payments under the TRA. The Existing Basis in amortizable and depreciable assets, increases in Existing Basis, and the Basis Adjustments generated over time may increase (for tax purposes) depreciation and amortization deductions available to Quantinuum Inc. and, therefore, may reduce the amount of tax that Quantinuum Inc. would otherwise be required to pay in the future. Future exchanges or redemptions of Common Units will also result in changes in Quantinuum Inc.’s ownership interest and, therefore, could result in subsequent remeasurement of the TRA liability relating to the unamortized portion of tax basis in existing amortizable and depreciable assets at Quantinuum Holdings. Amounts payable under the TRA are contingent upon, among other things, generation of sufficient future taxable income during the term of the TRA. Therefore, if we determine that a valuation allowance (or partial valuation allowance) is required for the related deferred tax asset, the TRA liability will not be recognized (or will be partially recognized). The offsetting amount of the TRA liability (if any) will initially be recognized as an adjustment to Additional paid-in-capital. Subsequent changes to the TRA liability resulting from increases or decreases in the valuation allowance will be recognized in the income statement before taxes, and the related change in the valuation allowance will be recognized in Tax expense.
It is possible that the IRS may challenge all or part of the validity of such tax basis covered by the TRA, and a court could sustain such a challenge. Actual tax benefits realized by Quantinuum Inc. may differ from tax benefits calculated under the TRA as a result of the use of certain assumptions in the TRA.
4) In connection with the Reorganization Transactions, we will assume the Quantinuum 2023 Equity Incentive Plan. The outstanding RSUs and restricted Class C shares will be converted into RSUs covering shares of our Class A common stock and restricted shares of Class A common stock. The fair value of the assumed award is the same as the fair value of the original award immediately before the original award is assumed. The pro forma adjustment reflects an adjustment to Accumulated deficit with a corresponding increase to Common stock and Additional paid-in-capital for the incremental Stock compensation expense. These plans vest based on a qualifying liquidity event as well as service and performance conditions. The liquidity condition is satisfied upon the occurrence of this offering. The adjustment of approximately $ million is based on the satisfaction of performance conditions and the requisite service completed as of December 31, 2025.
The pro forma adjustments also include Stock compensation expense related to the Parent-Quantinuum Plan and the Series A Common Stock Pool Plan, which are contractual obligations to grant RSU awards. The awards, which are granted in connection with the Transactions, will vest over a period of time, and a portion of these awards will be vested as of the grant date. No stock-based compensation expense was previously recognized for these plans. The pro forma adjustment of $ million to Accumulated deficit with a corresponding increase to Common stock and Additional paid-in-capital represents the Stock compensation expense for the requisite service completed assuming the Transactions were completed on December 31, 2025.
See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Key Components Of Results Of Operations—Stock compensation expense” and Note 17 — Stock-Based Compensation to our Consolidated Financial Statements included elsewhere in this prospectus for a description of these plans.
5) The Company’s preferred equity warrants are classified as a liability and automatically exercise upon a qualifying liquidity event, such as this reorganization and offering. Upon the exercise, the Warrant liability of $ is derecognized and reclassified to Additional paid‑in‑capital. The resulting preferred equity is then converted into Common Units.
6) As a result of the Reorganization Transactions, the operating agreement of Quantinuum Holdings will be amended and restated to, among other things, designate Quantinuum Inc. as the sole managing member of Quantinuum Holdings. As the sole managing member, Quantinuum Inc. will exclusively operate and control the business and affairs of and consolidate Quantinuum Holdings. The Common Units owned by the Continuing

Common Unitholders will be considered non-controlling interests in the consolidated financial statements of Quantinuum Inc. This adjustment represents the following adjustments to recognize the non-controlling interests following the Reorganization Transactions:

	Units	Percentage
Interest in Quantinuum Holdings held by Quantinuum Inc.
Non-controlling interests in Quantinuum Holdings held by the existing owners
Upon the Offering, if the underwriters were to exercise their option to purchase additional shares of our Class A common stock in full Quantinuum Inc. would own        % economic interest of Quantinuum Holdings and the existing owners would own the remaining % economic interest of Quantinuum Holdings.
The Continuing Common Unitholders will have the right, subject to certain exceptions and limitations, to have their Common Units redeemed by Quantinuum Holdings in exchange for, at Quantinuum Inc.’s election, cash or shares of Quantinuum Inc.’s Class A common stock on a one-for-one basis. In connection with the exchange, the Continuing Common Unitholder is expected to surrender (or have cancelled) the corresponding number of Class B common stock so that voting power is reduced proportionately as Common Units are exchanged. Any election by Quantinuum Inc. to settle a redemption of Common Units in cash instead of shares must be approved by a majority of Quantinuum Inc.’s board of independent directors who are disinterested and thus can exercise independent judgment in carrying out responsibilities, as determined by Quantinuum Inc.’s board of directors in accordance with the Quantinuum Holdings LLCA. Quantinuum Inc. (acting through the disinterested independent directors) may elect to settle a redemption of Common Units in cash, to the extent there is cash available from a substantially contemporaneous public offering or private sale of Class A common stock by Quantinuum Inc., on or before the redemption date for the purpose of satisfying such cash settlement. Therefore, the non-controlling interests are classified within the unaudited pro forma consolidated balance sheet as permanent equity.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2025
(Dollars in thousands except share amounts)

	Quantinuum (Cayman)	Reorganization Transactions Adjustments	Note Ref.	Quantinuum (Cayman) as Adjusted for the Reorganization Transactions	Offering Transactions Adjustments	Note Ref.	Pro Forma Quantinuum Inc. as Adjusted for the Transactions
Revenue—net	$30,931
Costs and expenses:
Cost of revenue	4,730
Amortization expense	11,357
Research and development expenses—net	165,421		(3)
Sales and marketing expenses	18,863		(3)
General and administrative expenses	29,855		(3)
Total costs and expenses	230,226
Loss from operations	(199,295)
Interest income—net	(12,682)
Loss on change in fair value of warrant liabilities	2,900		(4)
Other expense—net	2,973
Loss before taxes	(192,486)
Tax expense	75		(1)			(1)
Net loss	$(192,561)
Net loss attributable to non-controlling interest	—		(2)			(2)
Net loss attributable to common stockholders	$(192,561)
Net loss per share attributable to common stockholders—basic and diluted	(0.64)					(5)
Weighted-average shares used in computing net loss per share attributable to common stockholders—basic and diluted	300,000,001					(5)

Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations
1) Prior to the Reorganization Transactions undertaken for this offering, our U.S. operations were not subject to U.S. federal income tax because Quantinuum (Cayman) has been treated as a partnership, or a “pass-through” entity, for U.S. federal income tax purposes. However, our U.S. operations were subject to U.S. state income taxes in certain jurisdictions that impose entity-level income taxes on entities treated as partnerships for U.S. federal income tax purposes. Quantinuum Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of Quantinuum (Cayman). Because Quantinuum (Cayman) incurred losses for 2024, and is in a cumulative loss for the period ended December 31, 2025, the pro forma statement of operations does not reflect an income tax benefit on pre-tax losses for U.S. federal and state taxes, as the income tax benefit would be offset by a valuation allowance.
2) After this offering and the Reorganization Transactions, Quantinuum Inc. will become the sole manager of Quantinuum Holdings and will have a % economic interest in Quantinuum Holdings and % of the voting power and control of the management of Quantinuum Holdings. Following this offering and the Reorganization Transactions, the non-controlling interest, representing the existing owners of Quantinuum Holdings other than Quantinuum Inc., will have a % economic interest in Quantinuum Holdings. The pro forma adjustment reflects the proportionate amount of the net loss attributable to the non-controlling interests based on this economic interest percentage.
3) In connection with the Reorganization Transactions, we will assume the Quantinuum 2023 Equity Incentive Plan. The outstanding RSUs and restricted Class C shares will be converted into RSUs covering shares of our Class A common stock and restricted shares of Class A common stock. The fair value of the assumed award is the same as the fair value of the original award immediately before the original award is assumed. The pro forma adjustment represents incremental Stock compensation expense associated with the Quantinuum 2023 Equity Incentive Plan that vests based on a qualifying liquidity event as well as service and performance conditions. The liquidity condition is satisfied upon the occurrence of this offering. As a result of this offering, Quantinuum (Cayman) will recognize approximately $ million of incremental Stock compensation expense associated with these awards, based on the satisfaction of the performance conditions and the requisite service completed for the year ended December 31, 2025.
The pro forma adjustments also include Stock compensation expense related to the Parent-Quantinuum Plan and the Series A Common Stock Pool Plan, which are contractual obligations to grant RSU awards. The awards, which are granted in connection with the Transactions, will vest over a period of time, and a portion of these awards will be vested as of the grant date. No Stock compensation expense was previously recognized for these plans. The pro forma adjustment of $ million represents the Stock compensation expense for the requisite service completed assuming the Transactions were completed on January 1, 2025.
See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Key Components Of Results Of Operations—Stock compensation expense” and Note 17 — Stock-Based Compensation to our Consolidated Financial Statements included elsewhere in this prospectus for a description of these plans.
4) In connection with the Reorganization Transactions, the Warrant liability was converted into equity as described in Note 6 in the Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet. The related Loss on change in fair value of warrant liabilities of $ million is reversed, as if the warrants had been exercised on January 1, 2025.
5) Pro forma basic loss per share is computed by dividing the net loss attributable to holders of Class A common stock by the weighted-average shares of Class A common stock outstanding during the period. As we have incurred losses for all periods presented, pro forma diluted loss per share is equal to pro forma basic loss per share because the effect of potentially dilutive securities would be anti-dilutive. Shares of Class B common stock do not participate in earnings of Quantinuum Inc. As a result, the shares of Class B common stock are not considered participating securities and are not included in the weighted-average shares outstanding for purposes of computing pro forma net loss per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the “Unaudited Pro Forma Condensed Combined Financial Information” and the consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our current plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.
You should review the sections of this prospectus titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Unless the context otherwise requires, references in this section to “Quantinuum,” “we,” “our,” “us,” and the “Company” refer to Quantinuum and its consolidated subsidiaries.
Overview
Quantum computing is quickly evolving from research to early commercial adoption to address the insatiable need for computing power in the digital age. Even as classical computing continues to advance in energy-efficient performance, the huge computational demands of new applications such as artificial intelligence (“AI”) are making it challenging for classical computing to keep pace. Quantum computing is a fundamentally different approach that allows us to solve entirely new classes of problems in a resource-efficient manner. This paradigm change is being propelled by governments and enterprises, as they recognize quantum computing as a potential key enabler of long-term growth. Quantinuum was built with the mission to lead this transition and play a pivotal role in defining the future of the computing industry.
We believe the future of computing will be inherently hybrid, combining classical compute (i.e., CPUs), accelerated compute (i.e., GPUs) and quantum compute (i.e., QPUs). In this architecture, quantum computing will become a foundational layer for solving classes of problems that are fundamentally difficult for classical and accelerated systems alone. We view quantum computing not as a standalone replacement for classical systems, but as a new foundational layer within a hybrid computing stack. In this model, workloads are dynamically orchestrated across computing systems to ensure optimal execution, enabling each class of problem to be solved on the most appropriate computing substrate. Our quantum systems have been designed from the ground up with this hybrid framework in mind. We are already exploring protocols in which our quantum systems will generate data that is subsequently used by AI models to learn and guide the generation of additional data—creating a closed‑loop feedback system that accelerates discovery across multiple domains. Critically, unlike classical systems, our QPUs produce data that is extremely difficult—if not impossible—to produce classically. This confers a unique advantage: rather than training AI models on data that is broadly available or incrementally derived, we provide novel, high‑value data that would otherwise be prohibitively expensive or altogether unattainable. This capability is driven by our QPU’s ability to accurately model highly complex chemical and physical systems, unlocking insights beyond the reach of traditional computing approaches.
While we are in the early stages of commercial growth, our approach has seen recent success as reflected in our bookings. Bookings were $79.3 million for the year ended December 31, 2025. Bookings represent the aggregate dollar value of customer contracts executed during a given period. The ultimate value of our bookings is impacted by new contracts, modifications and terminations. In addition, we are excited by our robust booking pipeline that involves various projects at different stages of the pre-booking process. Our net revenue and net loss for the year ended December 31, 2025 was $30.9 million and $192.6 million, respectively. For the year ended December 31, 2024, our net revenue and net loss was $23.0 million and $144.1 million, respectively. Additionally, as of December 31, 2025, our cash and cash equivalents were $762.6 million.
Quantinuum is a leading quantum computing platform that offers solutions like hardware platforms, developer tools, application libraries and solution-targeted intellectual property (“IP”). Our vertically integrated quantum computing platform combines sophisticated quantum hardware systems and middleware with application software designed to make quantum computing deployable in real-world environments. By enabling hybrid quantum-classical computing workflows with our software, we believe we accelerate the creation of entirely new application categories, such as quantum-enabled AI.
Our model of working closely with our customers and partners to build new hardware and software capabilities builds deep, durable relationships that we believe enables Quantinuum to create and capture value. Our selective approach to what we retain as proprietary and what we license as open-source is designed to accelerate developer adoption and ecosystem growth without compromising long-term competitive advantages. Core architectural and system-level IP remain proprietary and protected, while openness is pursued in areas where it strengthens developer engagement.
Our QCCD architecture is designed to prioritize accuracy, connectivity and system-level performance over raw gate speed, reflecting our focus on improving time-to-solution for real-world workloads. Quantinuum’s platform is built on the well-established QCCD architecture established in the early 2000s, which we implemented with novel designs and capabilities to achieve the industry’s highest accuracy levels based on Helios’ 99.921% average two-qubit gate fidelity, as of December 31, 2025. See “About this Prospectus—Market and Industry Data.” In fact, we were the first in the industry to implement logical qubits with a higher accuracy than physical qubits, according to the 2021 Ryan-Anderson et al. Study. Quantinuum has demonstrated technical and operational progress through multiple generations of commercially deployed quantum systems, including H1 (2020), H2 (2023) and Helios (2025). H1 was the first commercial quantum system to demonstrate “Three Nines” (“99.9%”) accuracy for two-qubit gates across all qubit pairs, according to the 2025 Kretschmer et al. Study, and each generation delivered measurable improvements in performance and accuracy. Our team continues to build on these improvements and is working on future system generations, such as Sol, which we expect to introduce in 2027 and anticipate will achieve up to 100 logical qubits (a key milestone in fault-tolerant computing), and Apollo, which we expect to introduce in 2029 and anticipate will achieve 100s of logical qubits.
While certain alternative approaches, such as superconducting architectures, may achieve faster individual gate speeds, they often require significantly more operations and higher error-correction overhead to reach a reliable result. We evaluate the performance and commercial readiness of our platform using system-level metrics that we—and our customers—believe are indicative of real-world value and the ability to produce successful outcomes and solutions, rather than early stage and traditional metrics, such as raw qubit count or gate speed. The metrics and performance drivers that best showcase our ability to achieve results include fidelity, number of logical qubits, system scalability, time-to-solution and full-stack performance. We believe these metrics are more directly aligned with customer outcomes and commercial adoption, system cost and the ability to support increasingly complex workloads.
Our strategy is hardware-led and software-enhanced, delivering high-accuracy quantum hardware with co-optimized middleware and applications to enable customers to design and implement solutions. Our middleware tools for quantum software developers, like the high-level quantum programming language, Guppy, are designed to make writing and executing quantum programs easy, enabling customers to build high-value solutions. We believe that our software tools across multiple platforms significantly lower the adoption hurdle in application development while creating loyalty to Quantinuum’s platform. We expect that our full-stack offerings, including applications, will help us capitalize on early commercial value as quantum technology is deployed across industries, while preserving significant flexibility to capture value as the industry moves up stack.
For the years ended December 31, 2025 and 2024, we generated revenue totaling $30.9 million and $23.0 million, respectively. We are in the early stages of commercial growth and expect to incur losses for the foreseeable future as we invest in research, engineering, manufacturing readiness, and commercialization. For the years ended December 31, 2025 and 2024, our net losses were $192.6 million and $144.1 million, respectively.
Non-GAAP Financial Measure
Management uses certain financial measures that are not presented in accordance with U.S. GAAP. We believe these non-GAAP measures provide useful supplemental information for both management and investors as they offer a meaningful view of our financial condition and results by removing items that management believes do not reflect our ongoing operating performance.
Adjusted EBITDA is a supplemental measure that is not required by or presented in accordance with GAAP. In evaluating our performance as measured by Adjusted EBITDA, management recognizes and considers the limitations of this measure. Other companies in our industry may calculate Adjusted EBITDA differently than we do or may not calculate it at all, limiting its usefulness as comparative measures. Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for net income (loss), or any other measure calculated in accordance with GAAP, as applicable, and should be considered together with our GAAP financial measures and the reconciliation to the corresponding GAAP financial measure set forth in this prospectus.
Adjusted EBITDA
We define Adjusted EBITDA as net loss before interest income - net; tax expense; depreciation and amortization expense; remeasurements of warrant liabilities; and gain or loss on disposal and write down of assets. Adjusted EBITDA is a key performance measure that we use to assess our financial performance as well as for internal planning and forecasting purposes. We consider Adjusted EBITDA to be a meaningful performance measure to investors to evaluate our operating performance and to compare the financial results between periods.
The following table reconciles net loss, the most directly comparable GAAP financial measure, to Adjusted EBITDA, its most directly comparable Non-GAAP financial measure:

	Years Ended December 31,
	2025	2024
	(Dollars in thousands)
Net loss	$(192,561)	$(144,071)
Interest income—net	(12,682)	(10,025)
Tax expense	75	233
Depreciation and amortization	29,775	32,225
Loss on change in fair value of warrant liabilities	2,900	700
Loss on disposal and write down of assets	1,298	693
Adjusted EBITDA	(171,195)	(120,245)
Key Components Of Results Of Operations
Revenue—net
We derive revenue from contracts associated with the design, development, construction and sale of specialized quantum computing hardware, from contracts providing access to our quantum computing systems with maintenance and other support services, and from consulting services related to co-developing algorithms on quantum computing systems.
Our contracts for cloud platform, research and other related support services represent performance obligations that are satisfied over time when the customer simultaneously receives and consumes the benefits as we perform the work, if the customer controls the asset as it is created, or if our performance does not create an asset with an alternative use and we have an enforceable right to payment. These arrangements often involve providing customers with ongoing, stand-ready access to our quantum computing systems and resources. The transaction price for these contracts generally consists of a fixed fee for a defined service period, which may also include a variable component for usage exceeding contractual minimums. For these performance obligations, fixed fees are typically recognized on a straight-line basis over the service period, while variable usage fees are recognized in the period they occur.
To measure our progress for performance obligations satisfied over time, we use output methods, such as customer consumption, achievement of contractual milestones, or a straight-line measure of progress, selecting the method that best depicts the transfer of control to the customer.

For performance obligations related to the sale of specialized quantum computing hardware, revenue is recognized at a point in time when control of the asset transfers to the customer, which is typically upon delivery and commissioning. These arrangements may qualify as sales-type leases under ASC 842. The application of these accounting principles requires us to make judgments and estimates, and changes to these estimates can have a significant impact on the timing and amount of revenue recognized.
Revenue may fluctuate significantly from period to period due to the timing of new contracts, the commencement of large multiyear engagements, customer usage patterns and the onboarding of new enterprise and government customers. As is typical of quantum computing organizations, our customer base is concentrated and revenue from individual customers may represent a large percentage of total revenue in any given period.
Costs and Expenses
Cost of revenue
Cost of revenue consists primarily of costs associated with operating our quantum computing systems and cloud delivery infrastructure. These expenses include:
•Personnel related costs for operations, reliability and customer support teams;
•Depreciation related to our quantum computing systems;
•Infrastructure costs, including costs associated with maintaining the cloud platform and allocation of facility costs; and
•Third-party costs, including fees paid to third-party contractors or consultants engaged to support the delivery of services to our customers.
Period over period changes in cost of revenue are driven by the timing of system upgrades and deployments, expansion of computing capacity to support demand growth and increases in cloud and data center infrastructure usage.
Amortization expense
Amortization expense includes amortization of acquired intangible assets—such as patents and technology, customer relationships and trademarks.
Amortization will vary with the timing of product development cycles, the mix of intangible assets acquired or capitalized and the corresponding useful lives of the underlying assets. Due to the breadth of proprietary technologies supporting our quantum systems, amortization expense is expected to remain a meaningful component of our cost structure.
Research and development expenses—net
Research and development expenses represent our most significant investment and reflect efforts to advance core trapped-ion hardware generations, increase qubit capacity and fidelity, develop system level control software and expand algorithmic and application layer capabilities. These expenses include personnel related costs, prototype system development, laboratory operations, materials and outsourced research services.
Research and development is presented net of the UK Research and Development Expenditure Credit (“RDEC”). Because the timing and magnitude of these offsets vary, net research and development expense may not trend proportionally with underlying gross investment.
As with other quantum computing companies, continued research and development investment is critical to advancing our technology roadmap and supporting long term commercialization objectives.

Sales and marketing expenses
Sales and marketing expenses include personnel related costs for sales, business development and marketing. These expenses also include the cost of customer acquisition programs, participation in industry conferences, digital marketing and initiatives to cultivate early adopter ecosystems for quantum computing.
Early stage enterprise adoption cycles remain long and variable, which may lead to non-linear trends in sales and marketing expenses.
General and administrative expenses
General and administrative expenses include personnel related costs for corporate functions such as finance, legal and executive management as well as allocated costs for human resources and information technology. These expenses also include professional fees, insurance expenses (including directors’ and officers’ liability insurance) and other corporate overhead costs.
Stock compensation expense
A significant portion of our outstanding equity awards include restricted Class C shares and restricted share units granted to the executive management team under the Quantinuum 2023 Equity Incentive Plan. These equity awards contain liquidity event vesting conditions that will be satisfied upon the completion of an initial public offering. Because service-based or performance-based vesting conditions for a portion of these awards have already been met, we will recognize a substantial, one time, non-recurring stock compensation expense in the period in which an initial public offering occurs.
In addition to our executive management team’s equity awards, a substantial portion of our future stock‑based compensation relates to promissory restricted stock units made to employees under stock-based incentive plans established by each of Honeywell and Quantinuum (Cayman). See Note 17—Stock-Based Compensation to our Consolidated Financial Statements included elsewhere in this prospectus for a description of these plans. These awards are currently subject to satisfaction of a liquidity‑event condition for Quantinuum (Cayman) and will be formally granted by the Quantinuum Inc. Board following the completion of the offering, once the applicable equity incentive plan is approved.
Since a grant date has not yet been established and the liquidity event is not considered probable as of the latest balance sheet date, we have not recognized any stock‑based compensation expense for these awards. We will recognize a significant, one‑time, non‑recurring stock‑based compensation expense in the period in which Quantinuum Inc. approves and grants these restricted stock units, reflecting service rendered prior to the applicable grant date. This timing may occur shortly after the liquidity event, but not necessarily in the same reporting period.
All future stock based compensation expense will:
•materially increase operating expenses for the period subsequent to the liquidity event and the period in which Quantinuum Inc. approves employee restricted share units;
•not require the use of cash;
•significantly affect comparability between pre-offering and post-offering financial periods; and
•vary depending on the timing of the offering, the valuation of our common stock and future equity awards.
Other expense—net
Other expense—net includes interest income on cash and cash equivalents, fair value adjustments related to warrant liabilities, realized and unrealized foreign currency gains and losses, government grant income not associated with customer contracts and other non-operating items.
These items may fluctuate significantly from period to period due to changes in interest rates, exchange rate movements and the fair value measurement of warrant liabilities.

Tax expense
Prior to the reorganization in connection with this offering, we operated primarily through an entity classified as a partnership for U.S. federal income tax purposes and therefore were generally not subject to U.S. federal corporate income taxes. We are also subject to foreign income taxes in jurisdictions in which we operate.
Our effective tax rate will depend on the geographic mix of earnings, the utilization of net operating losses, valuation allowances on deferred tax assets and the allocation of income to non-controlling interests.
Following this offering, Quantinuum Inc. will be treated as a U.S. corporation and will be subject to U.S. federal and applicable state and local income taxes. Upon completion of this offering, we will operate using an Up-C structure under which Quantinuum Inc. will hold interests in Quantinuum Holdings. We will enter into a Tax Receivable Agreement with the pre-IPO owners, under which we will pay a portion of certain tax benefits that we realize as Common Units are exchanged. Further details on the Up-C structure and the Tax Receivable Agreement are provided in the “Organizational Structure” and “Certain Relationships and Related Party Transactions--Tax Receivable Agreement” sections of this prospectus.
Results of Operations
Comparison of the Years Ended December 31, 2025 and 2024
The following table sets forth our results of operations for the periods indicated:

	Years Ended December 31,		Change
	2025	2024	$	%
	(Dollars in thousands)
Revenue—net	$30,931	$22,979	$7,952	35%
Costs and expenses:
Cost of revenue	4,730	10,807	(6,077)	(56)%
Amortization expense	11,357	11,357	—	—%
Research and development expenses—net	165,421	122,242	43,179	35%
Sales and marketing expenses	18,863	10,279	8,584	84%
General and administrative expenses	29,855	21,048	8,807	42%
Total costs and expenses	230,226	175,733	54,493	31%
Loss from operations	(199,295)	(152,754)	(46,541)	30%
Interest income—net	(12,682)	(10,025)	(2,657)	27%
Loss on change in fair value of warrant liabilities	2,900	700	2,200	314%
Other expense—net	2,973	409	2,564	627%
Loss before taxes	(192,486)	(143,838)	(48,648)	34%
Tax expense	75	233	(158)	(68)%
Net loss	(192,561)	(144,071)	(48,490)	34%
Revenue—net

	Years Ended December 31,		Change
	2025	2024	$	%
	(Dollars in thousands)
Revenue—net	$30,931	$22,979	$7,952	35%
Revenue—net increased $8.0 million, or 35% for the year ended December 31, 2025, primarily driven by $16.5 million of revenue from specialized quantum computing hardware revenue related to a sales-type lease transaction, partially offset by an $8.5 million decrease in revenue from cloud platform, research and support services. This decrease was due to a customer transitioning from cloud platform based revenue in 2024 to specialized quantum computing hardware based revenue in 2025 after the sales-type lease transaction was initiated.
Cost of revenue

	Years Ended December 31,		Change
	2025	2024	$	%
	(Dollars in thousands)
Cost of revenue	$4,730	$10,807	$(6,077)	(56)%
Cost of revenue decreased $6.1 million, or 56% for the year ended December 31, 2025, primarily due to a decrease of $4.3 million in project expenses such as a non-recurring installation costs in prior periods and a decrease of $2.1 million of allocated costs due to a lower proportion of machine usage for revenue generating activities in the current year. This was partially offset by an increase of $1.2 million in personnel related expenses.
Research and development expenses—net

	Years Ended December 31,		Change
	2025	2024	$	%
	(Dollars in thousands)
Research and development expenses—net	$165,421	$122,242	$43,179	35%
Research and development expenses—net increased $43.2 million, or 35% for the year ended December 31, 2025. The increase in research and development expense reflects the execution of our forward-looking technology roadmap and investment to support the development of next generation quantum computing systems. The increase was primarily driven by an increase in personnel related costs of $20.2 million, an increase in project materials costs of $9.3 million, an increase in research and development collaborations of $6.1 million, and an increase in human resources, facility and information technology support costs of $6.7 million.
Sales and marketing expenses

	Years Ended December 31,		Change
	2025	2024	$	%
	(Dollars in thousands)
Sales and marketing expenses	$18,863	$10,279	$8,584	84%
Sales and marketing expenses increased $8.6 million, or 84% for the year ended December 31, 2025, primarily driven by an increase of $4.1 million related to professional fees such as marketing and pipeline development services, an increase of $2.1 million in our promotional activities, and an increase in personnel related costs for sales of $1.5 million.
General and administrative expenses

	Years Ended December 31,		Change
	2025	2024	$	%
	(Dollars in thousands)
General and administrative expenses	$29,855	$21,048	$8,807	42%
General and administrative expenses increased $8.8 million, or 42% for the year ended December 31, 2025, primarily driven by an increase of $6.8 million in professional fees such as audit and business consulting services, accompanied by an increase of $0.9 million for personnel related costs for corporate functions.

Interest income—net

	Years Ended December 31,		Change
	2025	2024	$	%
	(Dollars in thousands)
Interest income—net	$(12,682)	$(10,025)	$(2,657)	27%
Interest income—net increased $2.7 million, or 27% for the year ended December 31, 2025, due to an increase in the balance of our invested cash.
Loss on change in fair value of warrant liabilities

	Years Ended December 31,		Change
	2025	2024	$	%
	(Dollars in thousands)
Loss on change in fair value of warrant liabilities	$2,900	$700	$2,200	314%
Loss on change in fair value of warrant liabilities increased $2.2 million, or 314% for the year ended December 31, 2025, primarily driven by mark-to-market changes. A discussion of the change in the fair value of the warrant liabilities is included in Note 8 — Fair Value to our Consolidated Financial Statements included elsewhere in this prospectus.
Other expense—net

	Years Ended December 31,		Change
	2025	2024	$	%
	(Dollars in thousands)
Other expense—net	$2,973	$409	$2,564	627%
Other expense—net increased $2.6 million, or 627% for the year ended December 31, 2025, primarily driven by a non-recurring litigation settlement of $1.9 million and an increase in losses on disposal of assets of $0.7 million.
Liquidity and Capital Resources
Since our inception, we incurred net losses and have generated only limited revenue. As of December 31, 2024, we funded our operations primarily through convertible debt, which subsequently converted to equity and direct issuances of convertible preferred stock. In November 2025, the Company completed a funding round issuing $838.8 million of Series B convertible redeemable preferred stock. For the years ended December 31, 2025 and 2024, we incurred net losses of $192.6 million and $144.1 million, respectively. As of December 31, 2025, we had an accumulated deficit of $744.8 million. We expect to incur additional losses and higher operating expenses for the foreseeable future.
As of December 31, 2025, our cash and cash equivalents were $762.6 million. We believe that our cash and cash equivalents on hand as of December 31, 2025 will be sufficient to meet our working capital and capital expenditure needs for a period of at least 12 months from the date of this prospectus, indicating our ability to continue as a going concern.
Our primary uses of cash are to fund our operations as we continue to grow our business. Our short-term cash requirements include capital expenditures for materials and components related to research and development and quantum computing systems; and working capital requirements.
Our long-term cash requirements include expenditures for the ongoing development of quantum computing systems and payments related to a perpetual license agreement our quantum computing technology is dependent upon.

Until such time as we can generate significant revenue from sales of our quantum computing products and solutions, we expect to finance our cash needs through public or private equity or other capital sources, including potential collaborations and other similar arrangements. There can be no assurances that we will be able to raise additional capital on favorable terms or at all. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit or substantially reduce our quantum computing development efforts.
After the consummation of this offering, Quantinuum Inc. will be a holding company and will have no material assets or liabilities other than its ownership of Common Units (which may be held indirectly through certain of our wholly owned corporate subsidiaries) and its potential obligations under the TRA. Quantinuum Inc. will have no independent means of generating revenue and no operating expenses. The Quantinuum Holdings LLCA that will be in effect at the time of the consummation of this offering provides for the payment of certain distributions to the Continuing Common Unitholders and to Quantinuum Inc. in amounts sufficient to cover the income taxes imposed on such members with respect to the allocation of taxable income from Quantinuum Holdings as well as to cover Quantinuum Inc.’s obligations under the Tax Receivable Agreement and other administrative expenses.
Regarding Quantinuum Holdings’ ability to make distributions to Quantinuum Inc., the terms of any future financing agreements may contain covenants that restrict Quantinuum Holdings from paying such distributions, subject to certain exceptions. Further, Quantinuum Holdings is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, Quantinuum Holdings’ liabilities (with certain exceptions), as applicable, exceed the fair value of its assets.
Following the consummation of this offering, we will be obligated to make payments under the Tax Receivable Agreement and we expect that the payments that we will be required to make to the TRA Parties will be substantial. Assuming no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the purchase of Common Units in connection with this offering, together with future redemptions or exchanges of all remaining Common Units owned by the TRA Parties pursuant to the Quantinuum Holdings LLCA as described above, would aggregate to approximately $          over          years from the date of this offering based on the assumed initial public offering price of $           per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming all redemptions or exchanges would occur immediately after the initial public offering for the remaining ownership of Quantinuum Holdings not acquired by us, which is assumed to occur on              for purposes of the pro forma information presented herein and elsewhere in this prospectus. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $            , over the          -year period from the date of this offering, to the TRA Parties. Any payments made by us to the TRA Parties under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to use and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us.
The actual Basis Adjustments, Existing Basis and the actual utilization of any resulting tax benefits, as well as the timing and amount of any payments that may be made under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions by the TRA Parties, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount of gain recognized by such TRA Parties, the amount and timing of the taxable income allocated to us or otherwise generated by us in the future, the portion of our payments under the Tax Receivable Agreement constituting imputed interest; and the income tax rates then applicable.
Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors” included in this prospectus.

Summary of Historical Cash Flows
The following table summarizes our cash flows for the period indicated:

	Years Ended December 31,
	2025	2024
	(Dollars in thousands)
Net cash used for operating activities	$(160,273)	$(120,910)
Net cash used for investing activities	(75,077)	(13,982)
Net cash provided by financing activities	824,834	140,546
Cash Flow from Operating Activities
Increased uses of cash flows from operating activities as we continue to grow our business primarily relate to research and development, sales and marketing and general and administrative activities. Increases in our operating cash flow uses are also affected by our working capital needs to support growth in personnel-related expenditures and fluctuations in accounts payable and other current assets and liabilities.
Net cash used for operating activities for the year ended December 31, 2025 was $160.3 million, resulting primarily from a net loss of $192.6 million, adjusted for non-cash charges of $29.8 million in depreciation and amortization and $6.4 million for access to quantum computing hardware. This was partially offset by non-cash revenue of $16.5 million from the sales-type lease transaction and a net cash inflow from changes in operating assets and liabilities of $5.5 million.
For the year ended December 31, 2025, net cash inflow from changes in operating assets and liabilities consisted primarily of an increase in accrued liabilities of $11.7 million and a decrease in net investment in leases of $5.8 million from payments received in a sales-type lease transaction. The increase in accrued liabilities was primarily related to an increase in legal and professional services and increase in customer advances and deferred income. These amounts were partially offset by an increase in other current assets of $6.8 million, which is primarily related to prepayments to vendors and a decrease in accounts payable of $5.4 million due to timing of vendor payments.
Net cash used for operating activities for the year ended December 31, 2024 was $120.9 million, resulting primarily from a net loss of $144.1 million, adjusted for non-cash charges of $32.2 million in depreciation and amortization, $5.1 million for access to quantum computing hardware, and a net cash outflow from changes in operating assets and liabilities of $18.5 million.
For the year ended December 31, 2024, net cash outflow from changes in operating assets and liabilities consisted primarily of an increase in other current assets of $9.3 million, which is primarily related to prepayments to vendors, a decrease in accounts payable of $5.1 million due to the timing of vendor payments and an increase in accounts receivable of $3.8 million.
Cash Flow from Investing Activities
Net cash used for investing activities for the year ended December 31, 2025 was $75.1 million representing capital expenditures of $65.1 million related to the development of quantum computing systems and leasehold improvements and a $10.0 million payment for licensed technology.
Net cash used for investing activities for the year ended December 31, 2024 was $14.0 million representing capital expenditures of $14.0 million related to the development of quantum computing systems.
Cash Flow from Financing Activities
Net cash provided by financing activities for the year ended December 31, 2025 was $824.8 million reflecting  net proceeds from the issuance of Series B convertible redeemable preferred stock of $350.0 million from Honeywell and $474.8 million from unrelated parties.

Net cash provided by financing activities for the year ended December 31, 2024 was $140.5 million primarily reflecting net proceeds from the issuance of Series A convertible redeemable preferred stock of $76.0 million from Honeywell and $64.6 million from unrelated parties.
Critical Accounting Policies and Estimates
Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities. We also make estimates and assumptions that affect the reported amounts and related disclosures for the periods presented. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Additionally, changes in assumptions, estimates or assessments due to unforeseen events or otherwise could have a material impact on our financial position or results of operations.
While our significant accounting policies are described in the notes to our financial statements included elsewhere in this prospectus, we believe the following critical accounting policies are most important to understanding and evaluating our reported financial results.
Goodwill
Goodwill represents the excess of consideration paid over the fair value of identifiable net assets assumed in a business combination. Goodwill is not amortized and is tested annually, the first day of the fourth quarter, or more frequently if a triggering event occurs between impairment testing dates. Once the fair value is determined, if the carrying amount exceeds the fair value, it is impaired. Any impairment is measured as the difference between the carrying amount and its fair value. If our assumptions deteriorate as a result of a decline in our business or other factors, we may be required to record a non-cash impairment charge, which could have a material adverse effect on our consolidated statement of operations and balance sheet.
We determine fair value for our reporting unit using the market approach, when available and appropriate, or the income approach, or a combination of both. We assess the valuation methodology based upon the relevance and availability of the data at the time we perform the valuation. If multiple valuation methodologies are used, the results are weighted appropriately.
Under the market approach, fair value is derived from metrics of publicly traded companies or historically completed transactions of comparable businesses, when available. The selection of comparable businesses is based on the markets in which the reporting units operate giving consideration to risk profiles, size, geography, and diversity of products and services. A market approach is limited to reporting units for which there is information available to the public for companies with similar characteristics to our businesses.
Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in our strategic and annual operating plans. This process requires us to make significant estimates, judgments and assumptions. Our estimates are based on factors such as future revenue growth and profitability and capital expenditures.
As of December 31, 2025 and 2024, the fair value of our reporting unit significantly exceeded its carrying value. Based on this result our reporting unit is not at risk of impairment.
Revenue Recognition
We derive revenue by providing quantum computing products and solutions.
In determining this transaction price, variable consideration is included in the estimate only to the extent that a significant reversal would not be probable. For arrangements with multiple performance obligations, such as quantum computing hardware contracts, judgment is applied to determine the relative standalone selling price of each performance obligation as this is used to allocate the transaction price to each performance obligation within the contract. We determine standalone selling price based on the observable price of a product or service when we sell the products or services separately in similar circumstances and to similar customers. Certain products and services have limited or no history of being sold on a standalone basis, requiring us to estimate the standalone selling price. To date, we have determined the standalone selling price based on other contracts for similar products and services adjusted for differing terms than the contract being evaluated, as well as internal pricing guidelines and market factors. In addition, we take into consideration the estimated costs to be incurred to satisfy the performance obligation plus an appropriate profit margin. When the standalone selling price was not known, due to it being either highly variable or uncertain, and we have observable standalones selling prices for other performance obligations in the contract, we allocated the transaction price using the residual approach.
We evaluate contracts with customers at the time of execution and those may vary in terms. The amount of revenue recognized in a period may vary with respect to the allocation of arrangement consideration to performance obligations with different revenue recognition patterns and changes to existing contract terms.
For performance obligations satisfied over time, we apply judgment to select a method that faithfully depicts our progress in transferring control of the promised goods or services to the customer. We use methods such as customer consumption, achievement of contractual milestones, or a straight-line measure of progress over the service period. For other performance obligations, revenue is recognized at a point in time when control transfers to the customer. The application of these accounting principles requires us to make judgments and estimates, such as selecting an appropriate measure of progress for services recognized over time. Changes in these estimates can have a significant impact on the timing and amount of revenue recognized, which could result in material changes to reported revenue.
Stock-Based Compensation
Under the Quantinuum 2023 Equity Incentive Plan, we granted restricted Class C shares and restricted share units that vest on the satisfaction of both (i) a service- or performance-based requirement and (ii) a liquidity event requirement, such that the applicable award vests as of the first date upon which both requirements are satisfied. The liquidity event will be satisfied on the earliest to occur (within 10 years from the applicable grant date) of a SPAC transaction, an initial public offering pursuant to an effective registration statement under the Securities Act and a change in control transaction.
We record stock-based compensation expense for restricted Class C shares and restricted share units on an accelerated attribution method over the requisite service period and only if all vesting conditions are considered probable to be satisfied. In the period in which a liquidity event becomes probable, we record cumulative stock-based compensation expense determined using grant-date fair values for awards that have satisfied or partially satisfied the service-based or other performance-based vesting conditions.
We are required to estimate the grant-date fair value of the common stock underlying our equity awards, as there is no public market for the common stock. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to determine a grant-date fair value. We have obtained periodic valuation analyses prepared by independent third-party valuation firms to assist us with this estimate of the fair value of our common stock. Our determination of the fair value of our common stock was made by considering the valuation of comparable companies, sales of our convertible redeemable preferred stock or common stock, our operating and financial performance, the lack of liquidity of common stock, and general and industry specific economic outlook, amongst other factors. As the fair value of our common stock is a key input in determining the future amount of stock-based compensation expense, significant changes in our estimate of fair value could have a material impact on our operating expenses and net income.
Following this offering, it will not be necessary to determine the fair value of our shares, as our shares will be traded in the public market.

Warrants
We evaluate whether warrants issued require accounting as derivatives. We concluded that warrants to purchase convertible redeemable preferred stock meet the criteria for liability classification under ASC 480, Distinguishing Liabilities from Equity. We recorded the warrants as a liability on the Consolidated Balance Sheet at their estimated fair value at the time of initial recognition based on an option pricing model. Liability-classified warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized in the Consolidated Statement of Operations. We will continue to remeasure the liability-classified warrants until the earlier of the exercise or expiration, the completion of a deemed liquidation event, the conversion of convertible redeemable preferred stock into Common stock, or until holders of the convertible redeemable preferred stock can no longer trigger a deemed liquidation event. On expiration, the warrants are structured to automatically exercise, at which point the holder can choose between a gross cash settlement or a cashless settlement.
We utilize a hybrid method allocation model consisting of probability-weighted scenarios and an option pricing model to calculate the fair value of the warrants at the issuance date. The estimated fair value of the warrant liability is determined using Level 3 inputs, which requires significant judgment. Inherent in this model are several subjective assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The probability of completing an initial public offering or merger and acquisition transaction, which represents a significant judgment by management, is based on our current expectation. The expected life of the Warrants is assumed to be equivalent to the expected time to liquidity.
Quantitative and Qualitative Disclosures About Market Risk
We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide this information.
Off-Balance Sheet Arrangements
As of December 31, 2025, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC and US GAAP.
JOBS Act Accounting Election
We are an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
We will remain an emerging growth company until the earliest of (i) last day of the fiscal year following the fifth anniversary of the date of the consummation of this offering, (ii) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion, (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.
Recent Accounting Pronouncements
See Note 2 — Summary of Significant Accounting Policies to our Consolidated Financial Statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

BUSINESS
Our Company
Quantum computing is quickly evolving from research to early commercial adoption to address the insatiable need for computing power in the digital age. Even as classical computing continues to advance in energy-efficient performance, the huge computational demands of new applications such as artificial intelligence (“AI”) are making it challenging for classical computing to keep pace. Quantum computing is a fundamentally different approach that allows us to solve entirely new classes of problems in a resource-efficient manner. This paradigm change is being propelled by governments and enterprises, as they recognize quantum computing as a potential key enabler of long-term growth. Quantinuum was built with the mission to lead this transition and play a pivotal role in defining the future of the computing industry.
We believe the future of computing will be inherently hybrid, combining classical compute (i.e., CPUs), accelerated compute (i.e., GPUs) and quantum compute (i.e., QPUs). In this architecture, quantum computing will become a foundational layer for solving classes of problems that are fundamentally difficult for classical and accelerated systems alone. We view quantum computing not as a standalone replacement for classical systems, but as a new foundational layer within a hybrid computing stack. In this model, workloads are dynamically orchestrated across computing systems to ensure optimal execution, enabling each class of problem to be solved on the most appropriate computing substrate. Our quantum systems have been designed from the ground up with this hybrid framework in mind. We are already exploring protocols in which our quantum systems will generate data that is subsequently used by AI models to learn and guide the generation of additional data—creating a closed‑loop feedback system that accelerates discovery across multiple domains. Critically, unlike classical systems, our QPUs produce data that is extremely difficult—if not impossible—to produce classically. This confers a unique advantage: rather than training AI models on data that is broadly available or incrementally derived, we provide novel, high‑value data that would otherwise be prohibitively expensive or altogether unattainable. This capability is driven by our QPU’s ability to accurately model highly complex chemical and physical systems, unlocking insights beyond the reach of traditional computing approaches.
While we are in the early stages of commercial growth, our approach has seen recent success as reflected in our bookings. Bookings were $79.3 million for the year ended December 31, 2025. Bookings represent the aggregate dollar value of customer contracts executed during a given period. The ultimate value of our bookings is impacted by new contracts, modifications and terminations. In addition, we are excited by our robust booking pipeline that involves various projects at different stages of the pre-booking process. Our net revenue and net loss for the year ended December 31, 2025 was $30.9 million and $192.6 million, respectively. For the year ended December 31, 2024, our net revenue and net loss was $23.0 million and $144.1 million, respectively. Additionally, as of December 31, 2025, our cash and cash equivalents were $762.6 million.
Quantinuum is a leading quantum computing platform that offers solutions like hardware platforms, developer tools, application libraries and solution-targeted intellectual property (“IP”). Our vertically integrated quantum computing platform combines sophisticated quantum hardware systems and middleware with application software designed to make quantum computing deployable in real-world environments. By enabling hybrid quantum-classical computing workflows with our software, we believe we accelerate the creation of entirely new application categories, such as quantum-enabled AI.
Our model of working closely with our customers and partners to build new hardware and software capabilities builds deep, durable relationships that we believe enables Quantinuum to create and capture value. Our selective approach to what we retain as proprietary and what we license as open-source is designed to accelerate developer adoption and ecosystem growth without compromising long-term competitive advantages. Core architectural and system-level IP remain proprietary and protected, while openness is pursued in areas where it strengthens developer engagement.
Our QCCD architecture is designed to prioritize accuracy, connectivity and system-level performance over raw gate speed, reflecting our focus on improving time-to-solution for real-world workloads. Quantinuum’s platform is built on the well-established QCCD architecture established in the early 2000s, which we implemented with novel designs and capabilities to achieve the industry’s highest accuracy levels based on Helios’ 99.921% average two-qubit gate fidelity, as of December 31, 2025. See “About this Prospectus—Market and Industry Data.” In fact, we were the first in the industry to implement logical qubits with a higher accuracy than physical qubits, according to the 2021 Ryan-Anderson et al. Study. Quantinuum has demonstrated technical and operational progress through multiple generations of commercially deployed quantum systems, including H1 (2020), H2 (2023) and Helios (2025). H1 was the first commercial quantum system to demonstrate “Three Nines” (“99.9%”) accuracy for two-qubit gates across all qubit pairs, according to the 2025 Kretschmer et al. Study, and each generation delivered measurable improvements in performance and accuracy. Our team continues to build on these improvements and is working on future system generations, such as Sol, which we expect to introduce in 2027 and anticipate will achieve up to 100 logical qubits (a key milestone in fault-tolerant computing), and Apollo, which we expect to introduce in 2029 and anticipate will achieve 100s of logical qubits.
While certain alternative approaches, such as superconducting architectures, may achieve faster individual gate speeds, they often require significantly more operations and higher error-correction overhead to reach a reliable result. We evaluate the performance and commercial readiness of our platform using system-level metrics that we—and our customers—believe are indicative of real-world value and the ability to produce successful outcomes and solutions, rather than early stage and traditional metrics, such as raw qubit count or gate speed. The metrics and performance drivers that best showcase our ability to achieve results include fidelity, number of logical qubits, system scalability, time-to-solution and full-stack performance. We believe these metrics are more directly aligned with customer outcomes and commercial adoption, system cost and the ability to support increasingly complex workloads.
Our strategy is hardware-led and software-enhanced, delivering high-accuracy quantum hardware with co-optimized middleware and applications to enable customers to design and implement solutions. Our middleware tools for quantum software developers, like the high-level quantum programming language, Guppy, are designed to make writing and executing quantum programs easy, enabling customers to build high-value solutions. We believe that our software tools across multiple platforms significantly lower the adoption hurdle in application development while creating loyalty to Quantinuum’s platform. We expect that our full-stack offerings, including applications, will help us capitalize on early commercial value as quantum technology is deployed across industries, while preserving significant flexibility to capture value as the industry moves up stack.
Quantinuum was formed in 2021 through the combination of Honeywell Quantum Solutions and Cambridge Quantum, uniting innovative quantum hardware expertise with advanced quantum software capabilities. As a controlled affiliate of Honeywell, we inherited discipline and a culture of execution while benefiting from world-class infrastructure, supply-chain relationships and management expertise. Honeywell has also served as both a testing ground for our tools and as an early customer, deploying our solutions in its products. Honeywell has indicated its intent to remain a strategic customer and partner following this offering.
Quantinuum has a global workforce of approximately 700 employees, including world-class scientists and researchers as of March 11, 2026. More than 450 of our employees hold advanced PhDs or Masters degrees, with those holding PhDs representing over 40% of our global workforce and those holding PhDs or Masters degrees representing more than 70% of our technology team. We also employ approximately 410 hardware experts and 105 software experts. We have active customer engagements primarily focused across pharmaceuticals, materials science, financial services, government and industrial markets, including with market leaders, such as JPMorgan Chase in financial services, Amgen in pharmaceuticals, Mitsui & Co. in cybersecurity and Honeywell in chemistry, each of whom serves as both a customer and an innovation partner.
We believe we are positioned to scale our business using a layered approach to monetization:
1.Grow and maintain market leadership in on-premises and cloud-based quantum solutions, reinforcing scale advantages and customer stickiness.
2.Expand monetization beyond hardware by building high-margin software, applications, and outcome-driven intellectual property that capture recurring value.

We believe Quantinuum is uniquely positioned to capture a leading share of value as quantum computing transitions from early adoption to scaled commercial deployment.
Key value drivers for our business include:
•Differentiated commercially deployed hardware that has the computational power and accuracy to enable a high-value application platform;
•Differentiated middleware, co-designed with the hardware platform, that allows software developers to efficiently create and deploy new applications;
•Resilient and flexible business model that includes the ability to monetize Quantinuum’s vertical integration while retaining optionality for monetizing software across a broader base of platforms than just our own;
•Operational maturity and execution, with demonstrated customer traction and diversified end-market exposure;
•Leading technical and business management capabilities with deep expertise across high performance computing hardware and software, as well as manufacturing and operational excellence; and
•Culture rooted in innovation, discipline, and strategic collaboration.
These factors support our conviction that Quantinuum is well positioned to lead the quantum computing market and to generate durable value for customers, partners and stockholders.
Why Now: Market Opportunity and Industry Dynamics
AI and other data-intensive workloads are pushing computing demand to new levels. Classical computing is approaching structural compute and bandwidth limitations (e.g., energy, memory scaling and interconnect bandwidth) that, despite efforts to improve capabilities, are proving to be increasingly more difficult and expensive to solve.
Quantum computing represents a new computational paradigm that expands the realm of what is practically computable and enables solutions to many classes of problems that are impossible to solve for even the most advanced classical supercomputers. The power of quantum computing can best be summarized by understanding that it changes the way computations are performed compared to classical computers.
By leveraging quantum physics, quantum computers fundamentally change the rules of computation. For example, classical bits can only exist in either the 0 or 1 state. This is an unbreakable ‘rule’ that must be followed in all classical computations. In contrast, quantum bits can exist simultaneously in 0 and 1 (this is known as superposition), which meaningfully changes how computations can occur and proceed. Another key example like this is entanglement. Classical bits exist independently of each other, the state of one bit having no effect on the state of any other bits (again, this is an unbreakable rule in classical computation). In quantum computing, you can entangle bits so that the state of one bit directly influences the state of its entangled partner, no matter how far apart they are physically. Ultimately, this means that computations can do entirely new and different things that classical computers can never do. You can think of this like comparing a drum to a flute – both play music, but they use different physics to achieve their effects (and while they can probably be made to imitate each other in some restricted use cases, they generally create totally different outcomes). The most famous example of a different outcome in computing is known as ‘Shor’s Algorithm’ where it was proven by Dr. Peter Shor that a sufficiently large and accurate quantum computer could factor large numbers, a task that is strictly impossible for even the most powerful classical supercomputer, no matter how big we build it.
•Exponential Scaling: Refers to situations in which resource requirements increase exponentially with system size, meaning that modest increases in problem size can result in very large increases in computing time or memory. For example, a quantum computer can represent a general n-particle quantum system using n quantum bits, such that the resources needed to represent the system grow linearly with system size.

By contrast, classically simulating that same system generally requires tracking 2n amplitudes, causing the classical resources required to model the system to rise exponentially as system size increases. As a result, for certain system sizes, classical simulation becomes impractical, while modeling the same system on a quantum computer requires substantially fewer resources.
•Data Analysis: In classical computers, information is encoded in bits that are either 0 or 1. Quantum computers leverage superposition and entanglement, allowing qubits to represent combinations of states and enabling some computations over very large state spaces to be performed more efficiently than on comparable classical systems that incorporate AI.
•Simultaneous Calculations: Classical computers generally solve problems through sequences of discrete operations, sometimes accelerated through parallel processing. Quantum computers use superposition, entanglement and interference to manipulate many possible computational paths within a single quantum state. This does not mean they evaluate every possible scenario independently at the same time, but it can allow certain problems to be solved more efficiently than on classical systems.
As quantum computing matures, we believe that it will address previously unsolvable computational problems. While quantum may displace certain classical computing use cases where a great enough speed up is enabled via quantum computing, in many cases, we believe that hybrid workflows will emerge as the most effective way to solve these problems. We envision that a portion of a dataset will be housed on a classical computer and another portion will be managed on a quantum computer, with an iterative feedback and computational loop between the two. In addition, quantum computing can generate high‑fidelity simulation and optimization data that is difficult or impractical to produce using classical methods alone, which can be incorporated into hybrid workflows to enhance the training and performance of AI models. Through both standalone quantum computing, as well as hybrid computing, we believe this paradigm will unlock new categories of commercial applications, thereby unlocking the full potential of AI.
According to the 2024 BCG Quantum Forecast, companies are already deriving economic value from quantum computing, primarily concentrated in problem classes where computational costs are extremely high and where marginal improvements can have meaningful economic impact. These domains include chemistry and materials discovery, life sciences and drug development, large-scale optimization across finance, logistics, supply chain, cryptography and security. Across these areas, faster discovery, higher accuracy and reduced experimentation or simulation costs are anticipated to translate into material economic outcomes, making them among the earliest candidates for practical quantum-enabled value creation. According to the 2022 Hyperion Study, over 80% of surveyed enterprises were moving forward with an increased commitment towards in-house quantum computing capabilities.
By 2030, early winners running useful applications on the most capable quantum systems are forecasted to create approximately $5 to $10 billion in end-user value, increasing to up to $850 billion by 2040, according to the 2024 BCG Quantum Forecast. We believe this represents the early phase of a broader transition toward utility-scale quantum computing, where the range of applications and associated economic impact is expected to expand significantly. While early value creation is expected to be driven in part by hardware performance, we believe long-term competitive advantage will increasingly depend on platform capabilities, including software, developer ecosystems and application-specific workflows. Our full-stack approach is designed to position us to capture value across these layers as the industry matures. We believe companies that establish early leadership in system performance, developer ecosystems and application workflows will be best positioned to capture a disproportionate share of long-term value as quantum computing adoption accelerates.

Quantum Computing Value Across Key End Markets
Source: 2024 BCG Quantum Forecast
What Sets Quantinuum Apart
Quantinuum is a leading full-stack quantum computing company, building advanced quantum systems and bringing commercially viable quantum solutions to market. We have invested more than $2 billion in research and development (“R&D”) over the last decade. Over multiple generations, our systems have improved in performance and accuracy while pushing quantum computing closer to the ease and flexibility of classical computing via native tools that make quantum workflows more accessible. Our full-stack platform positions us to capture value beyond hardware and is already enabling our customers to solve critical business problems. We believe this full-stack platform approach differentiates us from hardware-only or software-only providers by enabling coordinated optimization across layers and allowing improvements in one part of the system to translate into measurable gains in overall performance. In addition, our software stack is designed to operate across multiple quantum hardware platforms beyond Quantinuum’s own systems, enabling developers to build, reuse and deploy quantum workflows independent of underlying hardware modality. This hardware‑agnostic approach expands our addressable developer ecosystem and supports broader adoption of our tools as quantum computing capabilities scale. Our operational rigor and deep technical expertise have delivered consistent breakthroughs, with our pace of innovation accelerating as we move towards future generations of our technology.
Platform Differentiation
We believe the true measure of commercial viability is a quantum platform’s ability to deliver increasing performance on an improving cost curve without making a trade-off in speed or accuracy as systems scale. Quantinuum’s QCCD-based hardware combines the advantages of identical qubits and high-fidelity operations, in a scalable fault-tolerant system design using quantum error correction, to enable customers to execute workloads with reduced resource use (e.g., lower error correction overhead) and repeatable performance across successive system generations in real-world environments. Our hardware capabilities are augmented by a powerful set of middleware tools that facilitate developer efficiency in application development and deployment.
Our roadmap has been supported in independent assessments, including government‑sponsored research programs such as those conducted by The Defense Advanced Research Projects Agency (“DARPA”). Quantinuum was selected to advance to Stage B of DARPA’s Quantum Benchmarking Initiative, which is a one-year, detailed R&D phase where selected companies develop comprehensive plans for building utility-scale, fault-tolerant quantum computers by 2033, providing validation of the concept of our future generation large-scale utility systems.

Quantinuum’s Forward-Looking Technology Roadmap
*Analysis based on recent literature in new, novel error-correcting codes predicts that error could be as low as 1E-10 in Apollo (ref: 2024 Bravyi et al. Nature Study, 2024 Goto Science Advances Study)
Quantinuum’s Helios system, the most accurate commercial quantum computer based on two-qubit gate fidelity as of December 31, 2025 according to the 2025 Ransford et al. Study and our analysis of public filings of our peer companies, breaks new ground in several areas:
1.With 98 physical qubits, Helios achieved 99.921% two-qubit gate fidelity, according to the 2025 Ransford et al. Study, exceeding the widely cited “Three Nines” threshold (>99.9%). High two-qubit gate fidelity is critical because it enables longer and more complex programs to execute correctly, ensuring that error correction suppresses errors as systems scale, rather than allowing them to accumulate.
2.Helios also achieved 48 logical qubits, 4 times more than its predecessor, H2 – a level broadly regarded within the industry as necessary for quantum systems to begin solving problems that are impractical for conventional supercomputers.
3.Helios achieved these 48 logical qubits from only 98 physical qubits, the first to achieve an error-correcting overhead in a commercial setting of 2:1 (physical to logical qubits ratio), according to the 2026 Dasu et al. Study. Previously quoted results in research had an overhead of up to 100:1 as best-in-class according to the 2025 Google Quantum Nature Study. This lower overhead is a significant advantage in scaling our systems to larger qubit counts compared to other systems with a higher overhead due to the increased manufacturing complexity and costs associated with higher overhead systems.
These capabilities translate directly into customer-relevant outcomes. At launch, Helios enabled large-scale simulations in physics and materials science, including studies of magnetism and high-temperature superconductivity, as well as a clear demonstration of quantum advantage via the well-known ‘Random Circuit Sampling’ benchmark.
When we announced our forward-looking technology roadmap in late 2024, we stated that Helios would reach a 48 logical qubit milestone, and we delivered on that commitment. We believe this execution track record positions us well to deliver in the next phase of our roadmap, including Sol (expected in 2027), which is targeting approximately 100 logical qubits approaching 99.999% (“Five Nines”) logical fidelity. Beyond Sol, we expect Apollo (targeted for 2029) to deliver 100s of logical qubits with up to 99.99999999% (“Ten Nines”) logical fidelity, which means you can run ~10 billion operations before there is an error, further extending the set of problems that our systems can potentially solve. A key element of executing our technology roadmap is the parallel development of future system generations. While finalizing the commercial release of Helios, our team has continued to develop various prototypes of the Sol and Apollo systems that we refine using common testbeds. For example, we have already demonstrated a laboratory prototype of the Sol chip, validating critical architectural features, including our approach to broadcasting control signals to multiple qubits simultaneously to support scalable system performance. Our common testbed approach enables us to work on multiple system generations at once and helps us to timely deliver, and in some cases accelerate, our technology roadmap. See “Risk Factors—Risks Relating to Our Business and Industry—Our roadmaps and plans for commercialization involve technology that is not yet available for customers and may never become available or meet desired technical specifications.”
We have designed our hardware with characteristics that we believe give Quantinuum an advantage in delivering accurate, scalable and commercially useful quantum computation:
•Proven Architecture: Quantinuum uses the QCCD architecture, proposed by Dr. David Wineland at the National Institute of Standards and Technology in 2002. The QCCD architecture uses electromagnetic fields to suspend qubits just a few microns above the chip, which are then moved around with exacting precision, while their quantum state is controlled with ultra-low-noise lasers.
•Innovative Design: Key features of our implementation of QCCD architecture:
◦Mobile qubits, allowing quantum information to flow through the processor, parallel operations in different zones, and bespoke connectivity (any qubit can be entangled with any other qubit, allowing for high-dimensional codes and problem-solving approaches);
◦Identical qubits, the use of which eliminates the need for complex calibration protocols that have poor scaling behavior;
◦Adaptive control with low noise electronics, which means we can adjust our programs on the fly to respond to measurement outcomes or errors, while maintaining the delicate quantum state of the qubits;
◦Laser-based qubit cooling, which is energy efficient, is capable of being cooled to a level approximately 1,000 times colder than superconducting approaches, and does not rely on scarce resources like Helium-3;
◦A solution to the ‘wiring problem,’ eliminating separate signals for each qubit and instead broadcasting signals to control qubits in bulk; and
◦Industry-first ‘junction’ technology, which allows qubit paths to cross and enables large-scale, grid-like arrangements, a crucial enabler for scaling.
•Platform Benefits: Put together, these features enable mid-circuit measurement, which is crucial for error correction and on-the-fly circuit changes, as well as low crosstalk, isolating different functions into different zones and keeping the quantum states pure and undisturbed. Ultimately, this means that fault-tolerance is possible in the near term rather than representing a future engineering challenge.
Full-Stack Operating Model
Quantinuum’s integrated, full-stack approach – spanning hardware, middleware, compilers, algorithm libraries and application frameworks – reduces friction for customers and developers, while allowing platform improvements to compound over time rather than reset with each new system generation. We believe this full-stack platform approach differentiates us from hardware-only or software-only providers by enabling coordinated optimization across layers and allowing improvements in one part of the system to translate into measurable gains in overall performance. This model also enables us to capture value across multiple layers of the platform, including system access, software usage and application development. Customer engagements often result in reusable workflows and outcome-oriented intellectual property; those learnings can be leveraged across other client use-cases, enhancing platform stickiness. We designed our developer ecosystem to preserve prior development investment through stable programming models and consistent application programming interfaces that integrate with existing customer environments. As we have observed, this continuity enables efficient adoption of hybrid workflows and supports long-term customer engagement as the platform evolves.
Alongside our Helios system, Quantinuum launched a completely new software stack designed to make quantum programming as intuitive as classical programming. Pairing with a new real-time control engine, which enables our systems to create dynamic quantum programs that can respond to results as they come in, developers can use our native, Python-like quantum programming language for quantum computing, Guppy, to write dynamic circuits that were previously impossible with prior technology. Compatibility with existing ecosystems, including platforms such as NVIDIA CUDA‑Q, allows Quantinuum’s software to extend rather than compete with, established developer environments, attracting a broader base of users and reinforcing platform defensibility. We believe this integrated software stack can increase developer productivity, accelerate workflow creation and support broader adoption of the Quantinuum platform.
Our software architecture is designed with characteristics that we believe give Quantinuum an advantage in enabling accurate, scalable and commercially useful quantum computation:
•Accessible, high-level programming model: Consistent, high-level software abstraction simplifies development and reduces variability across applications, allowing developers to write, maintain and scale quantum programs as systems and use cases grow.
•Domain-specific libraries and workflows: Pre-built software libraries and workflows tailored to specific application domains shorten development cycles and allow customers to move more quickly from experimentation to real use cases, without building quantum applications from scratch.
•Integration with existing computers: Software designed to integrate with existing high-performance computing, AI and cloud environments, allowing quantum computing to complement established systems rather than requiring customers to adopt entirely new workflows.
•Cloud and on-premises deployment flexibility: Consistent software platform that supports both cloud-based access and on-premises deployment, enabling customers to adopt quantum computing in a way that aligns with their security, latency and infrastructure requirements.
•Continuity across system generations: Stable software abstractions and interfaces that preserve customer and developer investment by allowing applications and workflows built today to remain usable as hardware capabilities improve over successive system generations.
Operational and Commercial Readiness at Scale
Widespread quantum adoption depends on commercially scalable platforms that deliver predictable and stable performance. We believe Quantinuum’s system architecture and disciplined execution offer reliable scaling of logical qubits and a predictable technology roadmap, enabling customers and partners to plan with confidence. Each generation of our roadmap is designed to expand commercial opportunity by increasing logical qubit numbers, improving fidelity and reducing time-to-solution, which is expected to enable larger workloads and higher-value applications. Our platform is built for stable, repeatable and production-ready deployment, supported by established manufacturing discipline, quality systems and supply-chain infrastructure borrowed from Honeywell.
Quantinuum aims to scale manufacturing through a hybrid model, assembling and validating the early systems of each generation in-house before transitioning to outsourced production through partners such as Quanta. We plan to retain direct control over critical integration, testing and performance validation, while leveraging partners for higher-volume manufacturing and supply-chain execution.
In parallel, we expect to build and diversify our supply chain by investing in critical technologies and selectively licensing key IP to suppliers. We believe that this approach strengthens supply availability, reduces concentration risk and supports repeatable, industrial-scale system deployment.

Our Business Growth Strategy
Our objective is to accelerate commercial adoption and value creation across the quantum ecosystem, and position Quantinuum to hold a meaningful share of the industry as it matures.
Platform Flywheel
The core of our strategy is a self-reinforcing platform approach driven by advances in hardware that deliver measurable improvements in performance, reliability and scalability. Our technology roadmap and track record of successful execution against our goals has demonstrated achievement of defined milestones over multiple generations, most recently with Helios, the most accurate quantum computer on the commercial market based on two-qubit gate fidelity as of December 31, 2025.
Capturing value in the long term requires careful integration of differentiated hardware and software alongside close collaboration with customers to expand use cases. Quantinuum’s platform – available on-premises and via cloud-based systems – enables developers to build, test and deploy quantum workflows directly on Quantinuum systems. As customers standardize on our tools and workflows, they benefit from code reuse, hardware‑software co‑design and continuity across system generations, easing adoption and deepening customer relationships. Improved capabilities, driven by developer feedback, are expected to draw more developers into our ecosystem as our tools become embedded in critical applications. By offering a full-stack platform, we focus on system-level outcomes that matter to customers, encouraging repeat usage and long-term engagement, and enable customers to expand workflows as Quantinuum’s platform evolves. Our targeted industry vertical approach allows us to generate reusable components, outcome‑oriented IP and deeper domain expertise within these industries.
Our business model has four core revenue levers:
1.Providing access to quantum computing infrastructure, delivered through both on‑premise and cloud-based systems;
2.Licensing quantum software and developer tools across cloud and on‑premise environments;
3.Providing research and application‑development services to work directly with our partners to build and validate high‑value use cases; and
4.Selectively monetizing outcome‑oriented IP developed internally or in partnership with customers.
These revenue streams are designed to scale with system capability, customer adoption and workload complexity. As customers progress from early evaluation to production-scale deployments, we expect increased system utilization, expanded software usage and larger customer engagements.

We designed our ecosystem to support the industrialization of quantum computing, including investments in supply‑chain expansion, materials procurement and manufacturing readiness to support consistent system delivery. We leverage ecosystem and manufacturing partners to accelerate scale, while retaining control of core platform architecture and critical IP.
Intellectual Property
Our IP is a core differentiator for Quantinuum and is foundational to our ability to scale and commercialize our platform. Our IP framework is designed to protect the architectural and system-level capabilities that underpin platform performance, while preserving flexibility to monetize innovation across hardware, software and application layers as quantum adoption matures through open-source licensing. Our selective approach to what we retain as proprietary and what we license as open-source is designed to accelerate developer adoption and ecosystem growth without compromising long-term competitive advantages. Core architectural and system-level IP remain proprietary and protected, while openness is pursued in areas where it strengthens developer engagement. Importantly, IP developed through one application or customer engagement is often reusable across future use cases. Advances in system-level capabilities, such as domain-specific libraries, may open the door to incremental use cases that are able to leverage these capabilities without requiring bespoke redevelopment. This enables learning and innovation from individual use cases to compound over time, distribute the cost of prior development investment, and increase the long-term value of each successful deployment as our platform evolves. We also deliberately limit reliance on external or university-owned IP to reduce commoditization risk and maintain long-term architectural control. We expect to selectively license certain developer-facing tools via open-source license models, such as programming tools and high-level optimization compilers, to accelerate ecosystem growth, expand accessibility for non-quantum experts and support broad interoperability.
Our full-stack IP portfolio spans system architecture, control systems, integrated optics, infrastructure software, low-level compilation layers, developer facing interfaces and application-level algorithms. This layered approach reflects our vertically-integrated platform strategy, which emphasizes differentiation at each layer to reinforce system level performance, productivity and customer adoption. We have open-sourced the programming tool Guppy and the high-level optimization compiler TKET to promote developer engagement and workflow portability. This selective openness expands ecosystem adoption, while preserving control of underlying architectural, hardware and system-defining IP that we believe differentiates Quantinuum’s quantum computing platform.
We pursue patent protection only when it is consistent with our overall strategy for safeguarding IP. Our pending and issued patents target technology on both the hardware and software sides of our business, including ion traps, qubit operations, quantum chemistry, cybersecurity, beam delivery and detection, photonics, and control electronics and software.
As of March 19, 2026, we own 86 issued U.S. patents and 210 U.S. pending or allowed patent applications, 162 foreign issued patents and 368 pending or allowed foreign patent applications, 13 pending U.S. trademark applications, and 10 registered U.S. trademark(s). Our issued patents expire between 2033 and 2044.
In addition, we seek to protect our IP and other proprietary rights through use of non-disclosure and invention assignment agreements with our employees and consultants and through non-disclosure agreements with business partners and other third parties.
Our Technology
The following section covers our technology in greater detail, expanding on the high-level overview presented earlier in the document. It provides deeper analysis and technical specificity to inform a more comprehensive understanding of our quantum architecture and design choices.

QCCD Architecture Overview (Helios Implementation)
Our trapped-ion, multi-zone QCCD architecture provides a mature path to scalable, fault-tolerant quantum computing. It is delivered as a fully integrated, full-stack platform that unifies hardware, software and developer tools to support practical customer deployment. The architecture leverages the intrinsic advantages of trapped-ions including high qubit fidelity, long coherence times, and uniform qubit behavior. Our software stack is purpose-built so developers can reliably program, deploy and integrate hybrid workflows. By supporting universal gate operations and effective all-to-all connectivity through ion transport, the platform enables customers to run broader classes of algorithms at useful depth and accuracy, without the restrictive programming constraints common to other architectures. According to the 2025 Dasu et al. Study, we were among the first to demonstrate fault-tolerant universal gate operations beyond break-even.
Our multi-generation system deployments have demonstrated repeatable increases in fidelity, time-to-solution, logical qubit numbers and operational performance, with corresponding improvements in usability and application-level performance enabled by consistent software abstractions across generations. Our approach has been independently evaluated in ecosystem settings and by government-sponsored programs.
Other modalities have pursued different scaling strategies from ours and have encountered tradeoffs in speed, accuracy and connectivity. With competing trapped-ion approaches, single array systems typically arrange qubits in linear chains that lengthen as systems scale. For ion chain approaches, as qubit counts grow, gates take longer to run as ion chains lengthen. Ion chain approaches have so far failed to demonstrate fidelities or computations that match Quantinuum’s. By contrast, our QCCD approach uses zone isolation and ion transport to enable direct target interactions, reducing overhead and helping maintain fidelity as complexity increases. For customers, this translates into more predictable performance and improved time-to-solution, supported by software that can map and execute algorithms without needing to compensate for hardware-imposed layout constraints.

Some QCCD implementations employ a combination of lasers and microwave signals for qubit operations. Increasing gate fidelity in microwave-based systems commonly requires higher energy, and longer gate times, which can elevate crosstalk risk and affect neighboring qubits; mitigating these effects at scale presents fundamental scientific challenges in addition to engineering complexity. By contrast, Quantinuum’s architecture exclusively uses laser-based control for qubit operations, which has been demonstrated across successive system generations with increasing scale and improving fidelity. Laser-based control relies on mature optical technologies and supports consistent operation across qubits, which is important for manufacturing repeatable systems rather than one-off laboratory devices. This consistency also simplifies integration with our control electronics and software runtime, enabling accurate operation across deployments. We have reduced architectural risks incrementally over time, transitioning our current development from scientific discovery to engineering execution.
Quantinuum’s architecture is designed to support continuous error correction as computation proceeds. Mid-circuit measurement enables detection and correction of certain errors without restarting a program. Because qubits can be repositioned and connected directly, both error correction routines and most algorithms can be executed with fewer intermediate steps, helping reduce the resources required to maintain accuracy. These hardware capabilities are complemented by our software designed to manage adaptive execution and coordinate real-time feedback, allowing workflows to be expressed and executed in practice rather than as isolated demonstrations. These capabilities require multiple generations to implement reliably and are considered critical to fault-tolerant operation. The scalability and viability of multiple architectures concepts that have been examined in independent assessments, including government sponsored research programs such as those conducted by DARPA, which further support confidence in our approach. Quantinuum’s selection for Stage B of DARPA’s Quantum Benchmarking Initiative provides validation of the concept of our future generation large-scale utility system, Lumos.
Our QCCD architecture supports a sequenced scaling approach across system generations. Its multi-zone design enables increased throughput and scalability without sacrificing qubit quality and provides a defined architectural path toward fault-tolerant quantum computing rather than relying on unproven future breakthroughs. Because this roadmap is supported by a software platform designed for continuity across hardware generations, applications and workflows developed on current systems are intended to remain usable as capabilities improve. Remaining scaling challenges can be characterized as engineering-based, such as integrated optics and packaging density, rather than limits imposed by the underlying physics of trapped-ion systems.
System Architecture and Physical Implementation
Quantinuum’s quantum computers use trapped-ion qubits formed from naturally identical atoms that are ionized and confined using electromagnetic fields. These ions are intrinsically identical, stable, long-lived, and naturally noise-resilient. Because the qubits are charged atoms, their interaction with the environment can be tightly controlled and shielded, helping maintain a low baseline noise floor. This supports consistent and repeatable system behavior across multiple generations of devices. Our qubit control system uses optical, laser-based techniques that draw on decades of industrial progress, so while quantum computing is still new, the underlying laser technology we use to control qubits is mature and precise. Qubits are prepared, manipulated, repaired, read out, and entangled using optical, laser-based control techniques that enable precise, programmable interactions while preserving the underlying quantum properties of the ions. Ions and neutral atom systems are also cooled using well-established laser cooling methods, which reach much lower (~100-1,000x) temperatures than superconducting platforms without requiring the scarce cryogens, such as Helium-3, required by those platforms; our ability to operate in colder temperatures reduces noise and increases qubit coherence time, keeping the qubits under control for longer.
Quantinuum’s multi-zone QCCD architecture further supports scalability. Qubits are distributed across dedicated zones for computation, measurement, and storage, and are physically transported between these zones as workflows progress. This mobility allows quantum information to move through the system without loss of fidelity and enables effective all-to-all, or bespoke, connectivity, allowing selected qubits to interact directly without long data routing sequences. At the same time, separating operations across zones helps reduce unintended interference as the system scales. These architectural characteristics are foundational not only for system performance, but also for enabling a software platform that allows developers to express general-purpose programs without restrictive hardware-imposed constraints.

Our physical qubit transport also strengthens error correction by enabling access to higher-dimensional error-correcting codes. These codes can protect quantum information using fewer auxiliary qubits and operations than architectures with fixed qubits restricted to two-dimensional layouts. This efficiency at the hardware level reduces the complexity that software must manage, enabling more practical implementation of fault-tolerant workflows.
Our architecture supports parallel quantum operations across multiple zones, allowing different parts of a program to execute concurrently as complexity grows. It is engineered to provide the control needed to progress toward fault-tolerant operation. Because our trapped-ion qubits maintain coherence for long durations, our system can respond to measurement outcomes before the qubit decoheres, making adaptive control simpler and more robust than in platforms with shorter coherence times. These capabilities are essential for software-driven, adaptive algorithms that rely on intermediate results rather than fixed execution paths.
Quantinuum’s systems incorporate a real-time control architecture that tightly integrates quantum execution with classical processing, enabling measurement-dependent logic, adaptive circuits and hybrid workflows that respond to intermediate computation results. This architecture allows quantum and classical computation to operate together with low latency, supporting emerging AI-driven algorithms that require rapid feedback between classical and quantum resources. This real-time integration is a core enabler of Quantinuum’s hybrid computing approach, in which classical and quantum computation are interleaved dynamically within a single execution environment rather than treated as separate, staged processes.
Our underlying firmware and control-systems hardware coordinate ion transport, cooling, measurement and gating operations across multiple zones, managing nanosecond-level sequencing with precise timing and synchronization. These real-time capabilities preserve qubit fidelity during transport and support the execution of deep, multi-zone circuits. They also enable continuous error detection and correction, improving accuracy and reducing the number of repetitions needed to obtain accurate results. Thanks to the execution environment, the software platform is designed to expose these capabilities through accessible programming abstractions rather than requiring developers to manage low-level control details.
Quantinuum’s software stack is designed to make quantum development accessible and productive for users without specialized quantum physics expertise, while fully leveraging the capabilities of the underlying hardware. Our software stack is a strategic component of Quantinuum’s platform, designed to create a durable developer ecosystem and enable repeatable application development across system generations. At its foundation is Guppy, a high-level programming language for quantum computing that natively supports hybrid computation and is optimized for our trapped-ion architecture. Guppy allows developers to use familiar programming constructs, incorporate classical logic directly into quantum programs and debug workflows more effectively than circuit level approaches. This enables developers to interleave rich classical computation with quantum in real-time, allowing seamless expression of hybrid algorithms and enabling efficient use of system resources.
Our platform incorporates compiler technology and workflow tools that optimize circuit structure, timing and resource utilization for QCCD-based systems. These include developer tools and optimization utilities, such as TKET, that help correct, optimize and validate code, and are available not only for Quantinuum hardware but also for other quantum hardware platforms. These tools expand the platform’s footprint, lower barriers to adoption and provide resilience in our business model by attracting developers across the broader quantum ecosystem. A multi-layer compiler translates high-level programs into hardware-level instructions tailored to zone layout, laser control and transport sequencing, while the runtime system coordinates ion movement, laser operations, measurement timing and integration with classical compute resources, ensuring that quantum execution remains synchronized with surrounding classical components.
With Quantinuum’s full-stack offering, developers can also use tools that enable them to test code, coordinate classical and quantum resources, and build hybrid workflows that incorporate AI-based optimization. Nexus, Quantinuum’s cloud-based platform environment with over 150 user organizations and more than 750 active users as of March 9, 2026, provides a unified interface for running hybrid workloads, orchestrating cloud resources, scheduling quantum execution and managing data movement between classical and quantum elements. Nexus also provides domain-specific quantum libraries for areas such as chemistry, materials science and optimization, and emerging areas including quantum natural language processing, enabling use case development, transferability across customers and reuse of IP. These libraries, including our proprietary InQuanto chemistry platform, allow developers to build, test, deploy and manage hybrid applications through a unified environment. Compatibility with existing ecosystems, including platforms such as NVIDIA CUDA-Q, allows Quantinuum’s software to extend, rather than compete with, established developer environments, attracting a broader base of users and reinforcing platform defensibility. This integrated software stack strengthens developer productivity, accelerates workflow creation and supports broader adoption of the Quantinuum platform. The image below depicts our next-generation software stack.
Quantinuum’s Next-Generation Software Stack
Quantinuum’s systems are designed to advance the creation and scaling of usable logical qubits, which underpin accurate, universal quantum computation and exhibit lower error rates than the underlying physical qubits. Producing logical qubits requires high-fidelity physical qubits, complex encoding schemes and real-time error correction capabilities that enable the execution of complex algorithms that form the basis for fault-tolerant operation. At Quantinuum, we evaluate system performance primarily through accuracy, logical and physical error rates and usable computational capability rather than raw physical qubit counts, reflecting our focus on scaling the number of logical qubits with stable error rates as systems grow. Architectural features such as zone isolation, all-to-all connectivity and mid-circuit measurement support the creation and scaling of logical qubits without degrading fidelity, helping reduce the number of repetitions required to achieve a correct result and improving overall time-to-solution.
Our approach prioritizes accuracy and time-to-solution over raw gate speed, measuring performance based on end-to-end execution behavior in real-world workloads. Higher-fidelity operations lead to more stable circuit execution and faster convergence in fewer shots, providing practical benefits across chemistry, materials, optimization and other computationally-intensive domains. System level performance is evidenced through established industry benchmarks such as Random Circuit Sampling, Quantum Volume (“QV”), and Binary randomized benchmarking, which validate fidelity, stability, and computational capability across multiple system generations. These results reflect the success of Quantinuum’s development strategy focused on proving execution at each stage of system scale. For example, to highlight one such benchmark, Quantinuum believes based on available publicly published data, that we have demonstrated the highest recorded QV of any company in our industry in each of the last 5 years, with our latest QV results exceeding the results of our closest competitor in this metric by a factor of 214 = 16,384. We believe these results demonstrate Quantinuum’s consistent reductions in logical and physical error rates and increasing usable computational capacity as the platform advances, reinforcing our emphasis on accurate, scalable system-level performance.
Taken together, Quantinuum’s hardware and software architecture reflects a deliberate design strategy focused on commercially usable, fault-tolerant quantum computing through disciplined, incremental advances rather than reliance on unproven future breakthroughs. Design choices across qubit modality, system connectivity, error correction, control systems and software integration have a direct impact on accuracy, scalability and the ability to deliver commercial value. As a result, different quantum computing approaches exhibit meaningful differences in performance, predictability and readiness for real-world workloads. The table below compares select quantum computing modalities across key dimensions that we believe are relevant to achieving commercially useful and accurate quantum computation.
Comparison of Quantum Computing Modalities Across Key Performance Dimensions
Sources: [1] Quantinuum analysis; [2] IBM Compute Resources; [3] 2025 Ransford et al. Study; [4] Google Quantum Chip Specification Sheet; [5] 2024 Sales-Rodriguez et al. Nature Study; [6] Quantinuum analysis; [7] Google Quantum Chip Specification Sheet; [8] 2024 Bluvstein et al. Nature Study; [9] Per error correction round; [10] 2024 Paetznick et al. Study; [11] 2025 Google Quantum Nature Study; [12] 2026 Bluvstein et al. Nature Study.
Superconducting Qubit Approaches
Some competitors pursue quantum computing systems based on superconducting electrical circuits operated at millikelvin temperatures. The qubits in these systems cannot be moved, instead they are fixed in place on the chip. Most often, this means they are limited to nearest-neighbor connectivity, though they can add in limited longer-range connectivity via routing inside the chip. Ultimately, this means these systems need additional operations to enable interactions between nonadjacent qubits, which in turn means they are generally limited to running algorithms and error-correcting codes that obey limited connectivity, significantly shrinking their algorithmic and fault-tolerance potential. As systems scale, the number of required gate operations and routing steps can increase substantially, contributing to higher cumulative error rates and limited outcomes.
In addition, superconducting systems rely on man-made qubits, which are not truly identical. This results in complex calibration schemes that have poor scaling behavior. They must operate the whole chip at very low temperatures, an engineering challenge that limits chip size and relies on a rare isotope of Helium that has its own scaling concerns. Chip size constraints require superconducting systems to build complex interlinks between different refrigeration units (each containing a relatively small number of qubits), a challenge not faced in other modalities. Maintaining consistent performance across larger systems or multiple deployments can therefore present challenges related to device variability, calibration complexity and operational stability, particularly as qubit counts and system complexity increase.

Neutral Atom Approaches
Certain competitors use neutral atoms manipulated with lasers as qubits, often arranged in optical lattices or tweezer arrays. These architectures may support large physical qubit counts in experimental settings and can offer flexible reconfiguration. However, neutral atom systems can face challenges related to qubit loss and errors in operations, particularly over longer execution times. Qubit loss during execution can complicate the reliable execution of long or complex algorithms, as additional system complexity is required to continually detect and recover from such events. Performance of such systems is low today, and significant maturation is needed before useful continual loss recovery is available, limiting the size of workloads to the short demonstrations of today. Neutral atoms benefit from being intrinsically identical, like ions, as well as the lower qubit temperatures (from laser cooling). However, errors in operations, both practical and fundamental, are significantly higher than Quantinuum. Attempts to correct errors during computation added more than they removed, and significant improvement is necessary to enable useful error correction. In addition, neutral atom qubits are movable, allowing for all-to-all connectivity, though in practice they are often moved ‘in bulk’ meaning that their connectivity is limited compared to our individual qubit transport approach.
Photonic Approaches
Some competitors pursue quantum computing architectures based on photons. Photonic systems benefit from compatibility with established silicon photonics and optical communication technologies. However, photonic approaches can face challenges related to qubit loss, weak qubit interactions and limited qubit storage. These characteristics can increase system complexity as platforms scale, often requiring additional components, redundancy, or post-selection to achieve reliable computation. As a result, maintaining reproducible performance and managing error correction overhead in large scale photonic systems can present significant engineering challenges as systems transition from experimental demonstrations to commercially deployable platforms.
Trapped-Ion Approaches
Trapped-ion quantum computing systems, with the right architecture, can benefit from identical qubits, high-fidelity qubits and operations, and high connectivity between qubits. High-fidelity qubits and operations allow quantum information to be retained and manipulated over long periods. Combined with high connectivity, this enables more complex computations with fewer operations in applications today and fault-tolerant operations with higher performance and lower overhead in large-scale algorithms.
Ionic chains
Some competitors build a QPU out of a single long chain (1D array) of ion qubits. Here, qubit positions in the chain are fixed, and the collective motion of the qubits in the array combined with control fields targeting select qubits mediates their connectivity. Common control fields are laser beams and microwaves, with laser beams being more common because of their greater ability to address select qubits via tight focusing. As more qubits are added to the QPU, the operational error and operational run-time increase, limiting the usable QPU size to approximately 100 qubits. To scale further, companies are pursuing quantum networks to connect QPUs. To date, the maturity, speed and error of quantum networks is not sufficient to enable practical scaling, and no commercial quantum computers use such networks today.
Quantum Charged Coupled Device (QCCD) Architecture in the Competitive Landscape
In QCCD architectures, qubits reside in an array of zones (rather than a single zone) containing only one or two qubits. Qubits are rearranged across the zones using transport, and operations within zones are faster and higher fidelity because of the limited number of qubits in the zone. Chips are fabricated using standard silicon foundry processes and controlled using electronics. Zones are controlled by a combination of electronics and laser beams. Scaling the number of zones and area of the chip scales the QPU with tens of thousands of qubits residing on a die and millions of qubits on a wafer. Scaling is further facilitated by tiling an array of chips to well beyond several million qubits. The benefits of this approach are high connectivity, high-fidelity operations, high parallelizability, and scalability.

Quantinuum’s Dimensions of Differentiation
Within this competitive context, we believe Quantinuum is distinguished across multiple, interrelated dimensions that are increasingly important for commercial and sovereign adoption of quantum computing.
Qubit Performance
•High accuracy hardware, co-designed software: Quantinuum’s systems demonstrate high-fidelity physical qubits that support low error rates, enabling deeper and more reliable circuit execution, as well as advanced error correction approaches, which rely on low physical error rates to work.
•Demonstrated progress in error correction and logical qubits: Encoded operations, mid-circuit measurement and continuous error detection support have produced demonstrated progress in repeated error correction and logical-qubit operations, including fault-tolerant gate operations, high logical fidelities, high-fidelity quantum state teleportation and efficient encoding techniques.
System Level Architecture
•Full-stack integration: Hardware, software, algorithms and application workflows are developed together to support consistent system-level performance across a range of use cases.
•High connectivity system architecture: The platform’s high-connectivity enables flexible interactions between qubits, reducing routing overhead and operational complexity for complex algorithms and fault-tolerance.
•Demonstrated system-level performance: Performance has been evaluated using established benchmarks and validated use cases, such as certified randomness and advanced materials simulations, focused on full system behavior rather than isolated gate metrics.
•Reduced laser requirements: Under our QCCD architecture, the number of lasers required for qubit control scales proportionally to the number of processing zones housed on-chip, as opposed to being burdened with a linear scaling based on the number of qubits created.
•No reliance on quantum networking: Our QCCD architecture enables the creation of all necessary qubits to be housed on a single chip, rather than requiring networking of disparate quantum computers, which can result in significant loss and resulting performance reductions.
•Low overhead ratio: Our 2:1 logical qubit ratio is among the best in the world, which should enable a more efficient path to scaling, doing more with less.
•End-to-end and time-to-solution: Performance is assessed across complete workflows, including preparation, encoding, execution and decoding, emphasizing time-to-solution rather than raw gate speed.
Execution Maturity
•Multi-generation reproducibility and commercial availability: Capabilities have been validated across successive system generations and in real-world customer environments, distinguishing reproducible system performance from isolated demonstrations.
•Developer workflow integration: Programming models, compilers, emulation tools, and orchestration frameworks are designed to interoperate and support scalable hybrid workflows.
•Commercial supply chain: Our existing and next-generation hardware leverages core components, such as lasers, optics, micro-controllers, cryogenics and other features that are already commercially available as opposed to requiring novel build outs of new components or capabilities.
•Manufacturing and supply-chain readiness: Investments in repeatable production, sourcing, and deployment processes support consistent operation at commercial-scale supply-chain readiness, including expanding supply-chain relationships and identifying opportunities to increase supplier diversity across the supply chain, developing repeatable manufacturing processes and leveraging third-party partners. As system designs mature, we expect to increase production capacity to support broader commercial deployment, including the ability to manufacture multiple systems per year. An additional 17,000 square feet at our facilities in Broomfield, CO have been dedicated for the purpose of scaling the production and deployment of our commercial systems.
•Developer ecosystem and interoperability: Accessible programming models and workflow tools broaden developer reach and retention, supporting long-term platform adoption.
•Independent assessments: System scalability and architectural viability have been validated through third-party and government-sponsored technical evaluations, reinforcing confidence in Quantinuum’s approach.
Differences in qubit modality, system architecture and execution maturity translate into observable differences in reliability, scalability and readiness for real-world workloads. While individual benchmarks highlight specific aspects of system performance, a system-level comparison provides additional context on how these factors combine in practice.
As the industry advances, competitive differentiation increasingly depends not on isolated demonstrations or headline metrics, but on the ability to deliver reproducible, system-level performance that can be deployed and sustained in real-world environments. Quantinuum’s approach is designed around these requirements, reflecting our focus on repeatability, multi-generation validation, and commercial deployment rather than one-off experimental results. According to the 2025 Montañez-Barrera et al. Study, which evaluated the performance of 24 QPUs at large width and depth across six vendors, Quantinuum was consistently the leader in QPU performance.
Focus Verticals and Partnerships
Quantinuum focuses on several verticals where quantum computing has the potential to address computational challenges that are difficult or impractical to solve with classical high‑performance computing or AI alone. These industries are characterized by high‑value workloads, complex underlying physics and substantial economic impact from improvements in accuracy, throughput, or time‑to‑solution. We work with customers, research institutions and ecosystem partners across these domains to explore and develop practical quantum workflows, informed by real‑world computational bottlenecks and emerging quantum‑classical hybrid methods. We had 31 and 26 such customers, institutions, and partners—some of which are showcased below—representing an increase of approximately 19.2%, year over year, for the years ended December 31, 2025 and 2024, respectively.

Chemistry and Materials
Many chemistry and materials science problems involve quantum‑mechanical simulation, electronic structure modeling or reaction pathway exploration, where classical methods can face accuracy or scalability limitations. Improvements in simulation fidelity or throughput can support discovery, reduce experimental cycles, and shorten development timelines. Quantinuum’s full-stack chemistry platform, including our InQuanto software environment, supports the integration of hybrid computing and unlocks new possibilities in chemistry and materials modeling.
Representative Applications of Quantinuum’s Systems:
•InQuanto software environment: A domain‑specific software library that is distributed as downloadable tooling and libraries, enabling developers and researchers to build, test and run hybrid chemistry and materials workflows on Quantinuum systems;
•Refrigerants and atmospheric chemistry: Multi‑phase modeling of gas‑phase molecules and reaction pathways, including excited‑state calculations and radical reactions, performed on prior‑generation systems;
•Catalysis: Studies of activation and dissociation processes on iron surfaces for prototype catalytic reactions, including analysis of whether strong correlation effects make certain reactions suitable for quantum acceleration;
•Hydrogen fuel cells: Joint work with industrial partners to model oxygen reduction reactions on platinum catalysts and evaluate alternative catalyst materials;
•Metal–Organic Frameworks: Simulations related to carbon capture, adsorption processes and extension into materials design for targeted drug‑delivery use cases; and
•Semiconductor and materials defects: Modeling of electronic and structural properties in materials where many‑body effects play an important role.
Pharmaceuticals and Life Sciences
Drug discovery, biologics research and computational biology often involve large, complex molecular systems or high‑dimensional datasets. Classical methods may require approximations or exhibit scaling challenges in modeling molecular interactions, excited states, or biological systems. Earlier and more accurate in‑silico assessment can reduce wet‑lab experimentation, improve screening throughput and accelerate candidate identification. Partnerships with pharmaceutical and biotechnology customers have provided us with proprietary quantum workflows related to molecular modeling, biologics optimization, and data‑driven discovery that are now available to future partners in the industry.
Representative Applications of Quantinuum’s Systems:
•Hybrid protein–ligand binding workflows: Quantum‑classical methods such as DMET combined with variational algorithms for early‑stage binding‑energy estimation;
•Computational biology and genomics: Quantum machine learning approaches and topological data analysis to analyze small‑sample, high‑dimensional biological datasets, including peptide–MHC binding interactions and biomarker identification; and
•Expanded chemical modeling on logical qubits: Higher‑fidelity electronic‑structure calculations enabled by encoded qubits as systems scale.
Cryptography and Cybersecurity
Modern cryptographic and security systems rely on high‑quality entropy, robust key generation and forward‑compatible primitives. Increasing digitization across industries drives demand for quantum‑hardened solutions that can be embedded at scale.
Representative Applications of Quantinuum’s Systems:
•Quantum Origin: A software product that generates and distributes quantum‑derived entropy for use in cryptographic key generation, security‑critical applications and post‑quantum cryptography workflows. Supports deployment through cloud and on‑premise environments and embedded by OEM and infrastructure partners into hardware systems such as routers, servers, chips, IoT devices and hardware wallets;
•Certified randomness: Quantum‑generated randomness that can be independently validated and used as a trusted entropy source in cryptographic systems, including applications related to secure key generation, system initialization and PQC‑ready security architectures where high‑quality entropy is critical; and
•Digital asset security and tokenization: Early‑stage applications that apply quantum‑enabled cryptographic primitives, including quantum‑derived randomness and encryption techniques, to support secure digital‑asset workflows, communications and emerging tokenization frameworks.
We engage with cybersecurity, infrastructure and technology customers seeking to strengthen cryptographic systems and explore quantum‑enhanced security primitives.
Finance and Industrial Optimization Applications
Financial institutions, logistics companies and research organizations face computational bottlenecks in modeling, optimization, scenario analysis and high‑dimensional data processing. These workloads often involve large search spaces, stochastic sampling or complex constraints where quantum algorithms may provide complementary capabilities.
Representative Applications of Quantinuum’s Systems:
•Optimization algorithms: Evaluation of quantum‑inspired or quantum‑enhanced optimization methods, including demonstrations of Quantum Approximate Optimization Algorithm behavior on specific combinatorial problems;
•Risk simulation and Monte Carlo methods: Exploration of hybrid workflows that combine quantum subroutines with classical simulation to accelerate scenario generation and tail‑risk evaluation;
•Anomaly detection and fraud analytics: Investigation of quantum‑enabled classification methods for high‑dimensional transactional or network datasets; and

•Supply‑chain and routing optimization: Collaborations with industrial partners to evaluate quantum‑assisted routing, scheduling and resource‑allocation workflows.
These engagements reflect increasing interest in quantum‑assisted optimization and data modeling in sectors where small improvements in accuracy or speed can yield material economic benefit.
High‑Dimensional Data Analysis and Machine Learning
Many industries, including finance, healthcare, life sciences, cybersecurity and materials work with high‑dimensional datasets where classical machine learning methods encounter scaling limitations, data-scarcity challenges or reduced model explainability. Quantum computing may complement classical AI by expanding feature spaces, enabling new model classes and improving time‑to‑solution for specific tasks.
Representative Applications of Quantinuum’s Systems:
•Quantum machine learning: Parameterized quantum circuits, resource‑efficient quantum models and hybrid training methods designed to work alongside classical AI workflows;
•Quantum Natural Language Processing: Early development of tooling such as lambeq and experiments evaluating language‑model components on quantum systems; and
•Quantum Topological Data Analysis: Application of quantum‑assisted topological techniques to complex biological or transactional datasets to enhance structure extraction and classification.
Government, Sovereigns and National Ecosystems
Government agencies, national laboratories and sovereign research programs play a central role in early quantum adoption. These organizations often serve as first movers due to national‑strategy priorities in advanced computing, materials science, energy systems and fundamental physics. Sovereign and national lab engagements help catalyze ecosystem formation by providing early access to scarce quantum resources, supporting developer adoption and anchoring use cases that can expand into broader industrial and commercial applications. These national facilities act as hubs, supporting the development of specialized talent and new quantum‑enabled use cases that we expect to translate into significant market growth as capabilities mature. These organizations have announced over $40 billion in investments in quantum technology according to the McKinsey Quantum Monitor. Additionally, capital investment has eclipsed $10 billion since January 2024.
Through these engagements, Quantinuum works as a long‑term partner to help institutions build internal quantum capability, including training researchers, supporting developer communities and enabling workforce development alongside system deployment. For example, our partnership with Invest Qatar, established in 2025, supports Quantinuum’s expansion in the region and includes joint research initiatives with Qatari academic institutions. It also encompasses knowledge‑sharing programs, technical workshops and internship opportunities designed to help develop a local quantum workforce and strengthen Qatar’s emerging quantum ecosystem. In the United States, the Department of Energy operates a network of national laboratories where foundational research often evolves into deployable technologies, creating potential pathways for quantum‑enabled discoveries to transition into broader industry use.
Representative Applications of Quantinuum’s Systems:
•On‑premise systems and cloud access: Deployments for government research laboratories and national science centers to evaluate quantum workflows, algorithms and hardware‑software integration;
•National ecosystem partnerships: Collaborations with sovereign institutions to co‑develop workloads in materials science, pharmaceuticals, finance and cybersecurity;
•Hybrid HPC–quantum integration: Joint efforts with platform partners to incorporate quantum workflows into established high‑performance computing environments used in fundamental research;

•Foundational scientific research: Quantum‑enabled studies in areas such as fusion, room‑temperature superconductivity and self‑healing materials, where quantum‑mechanical effects drive system behavior and have large potential commercial implications; and
•Technology‑transfer pathways: Engagements with the U.S. Department of Energy and other national laboratories to support research that may translate into commercially deployable solutions over time.
Corporate and Institutional Customers
Large enterprises and research institutions face significant computational bottlenecks in areas such as chemistry, optimization, finance and cybersecurity, where classical methods can require extensive resources or rely on simplifying assumptions that limit accuracy. These organizations typically have long R&D cycles, internal technical teams capable of working with emerging technologies and a willingness to engage in multi‑year development efforts to explore new computational capabilities.
Enterprise adoption of quantum computing often builds on prior modernization cycles, including cloud infrastructure investments and the integration of AI and machine learning workflows. Quantum systems can complement AI by generating new forms of simulation data or solution paths that classical methods cannot provide, aligning with how enterprises structure their broader computational strategies.
Corporate partnerships enable quantum technologies to be applied to real‑world business problems with measurable economic relevance. Engagements typically involve cloud‑based access to quantum systems for early evaluation and development, on‑premise deployments for select strategic partners with specialized computational or security requirements and use‑case and solution development projects tailored to domain‑specific needs.
Many corporate and institutional engagements involve collaborative solution development, often structured to align technical development with customer‑specific objectives. Depending on the commercial arrangement, these collaborations may result in IP ownership by the customer, Quantinuum, or both. Such engagements can create long‑term customer relationships and generate reusable IP, algorithms or workflows with applicability across additional customers and adjacent industries.
Employees
As of March 11, 2026, we employed 679 full-time employees and 25 part-time employees. None of our employees are represented by a labor union or are party to a collective bargaining agreement, and we have had no labor-related work stoppages. We believe that we have good relationships with our employees.
Facilities
Our corporate headquarters are located in Broomfield, Colorado and consist of approximately 46,263 square feet of space under a lease that expires in December 2028. We have additional properties in Broomfield, Colorado, as well as Golden Valley, Minnesota; Brooklyn Park, Minnesota; Arlington, Virginia; Albuquerque, New Mexico; Cambridge, United Kingdom; Oxford, United Kingdom; London, United Kingdom; Munich, Germany; Tokyo, Japan; Wako, Japan; Tsukuba, Japan; Doha, Qatar; and Singapore. These offices are leased, and we do not own any real property. We may lease or purchase additional space as needed to accommodate our needs. We believe that our corporate headquarters and other offices are adequate for our immediate needs and that we will be able to obtain additional or substitute space, as needed, on commercially reasonable terms.
Legal Proceedings
We are currently involved in, and may in the future from time to time become involved in, legal proceedings, claims, and investigations in the ordinary course of our business. Although the results of these legal proceedings, claims, and investigations cannot be predicted with certainty, we do not believe that the final outcome of any matters that we are currently involved in are reasonably likely to have a material adverse effect on our business, financial condition, or results of operations. Regardless of final outcomes, however, any such proceedings, claims, and investigations may nonetheless impose a significant burden on management and employees and be costly to defend, with unfavorable preliminary or interim rulings.

MANAGEMENT
The following table sets forth the name, age as of the date of this prospectus, and position of the individuals who currently serve as our directors and executive officers as of the date of this prospectus.

Name	Age	Position(s)
Executive Officers
Dr. Rajeeb Hazra	61	President and Chief Executive Officer

Non-Employee Directors
		Director
		Director
		Director
		Director
		Director
		Director
Executive Officers and Employee Directors
Dr. Rajeeb Hazra has served as our President and Chief Executive Officer since February 2023. Prior to joining Quantinuum, Dr. Hazra served as Senior Vice President and General Manager, Compute and Networking Business Unit, and Senior Vice President, Corporate Strategy and Communications at Micron Technology from June 2020 to February 2023. From July 1995 to January 2020, Dr. Hazra led the Enterprise and Government Group, Technical Computing Group, Supercomputer Architecture and Planning, and Systems Technology Research at Intel Corporation, including transformations toward hybrid, multi cloud infrastructure and enterprise AI and Machine Learning adoption. Dr. Hazra holds a Ph.D. and a M.S. in Computer Science from the College of William and Mary, and a B.S. in Computer Science from Jadavpur University in Kolkata, India.
Non-Employee Directors
Family Relationships
There are no family relationships among any of our executive officers or directors.
Board Structure and Composition
Our business and affairs are managed under the direction of our Board, which will consist of           members upon consummation of the Transactions. The primary responsibilities of our Board are to provide oversight, strategic guidance, counseling and direction to our management. Our Board meets on a regular basis and on an ad hoc basis as required.
In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the closing of this offering, we will divide our Board into three classes, as follows:
•Class I, which will consist of                     ,                     and                    , whose terms will expire at our annual meeting of stockholders to be held in 2027;

•Class II, which will consist of                    ,                    and                    , whose terms will expire at our annual meeting of stockholders to be held in 2028; and
•Class III, which will consist of                    ,                    and                    , whose terms will expire at our annual meeting of stockholders to be held in 2029.
At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our Board is currently               members. The authorized number of directors may be changed only by resolution of our Board.
When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
Director Independence
Prior to the consummation of the Transactions, our Board undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our Board has affirmatively determined that               ,               , and                are each an “independent director,” as defined under the rules of Nasdaq. In making these determinations, our Board considered the current and prior relationships that each director has with us and all other facts and circumstances our Board deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in “Certain Relationships and Related Party Transactions.”
Committees of our Board of Directors
Our Board directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the Board and its standing committees. We will have a standing audit committee, nominating and corporate governance committee and compensation committee. In addition, from time to time, special committees may be established under the direction of the Board when necessary to address specific issues.
Audit Committee
Our audit committee will be responsible for, among other things:
•appointing, approving the fees of, retaining and overseeing our independent registered public accounting firm;
•discussing with our independent registered public accounting firm their independence from management;
•discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;
•approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the financial statements that we will file with the SEC as well as critical accounting policies and practices used by us;
•monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, as well as our code of business conduct and ethics;

•preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;
•reviewing policies and practices related to risk assessment and management;
•reviewing our related person transactions; and
•establishing procedures for the confidential anonymous submission of complaints regarding questionable accounting, internal controls or auditing matters.
Upon the consummation of the Transactions, our audit committee will consist of                  ,                    and                   , with                    serving as chair. Rule 10A-3 of the Exchange Act and the rules of Nasdaq require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our Board has affirmatively determined that                   ,                    and                    each meet the definition of “independent director” for purposes of serving on the audit committee under the rules of Nasdaq and the independence standards under Rule 10A-3 of the Exchange Act and the rules of Nasdaq. Each member of our audit committee meets the financial literacy requirements of the rules of Nasdaq. In addition, our Board has determined that                    will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our Board will adopt a written charter for the audit committee, which will be available on our principal corporate website at www.quantinuum.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Compensation Committee
Our compensation committee will be responsible for, among other things:
•reviewing and approving, or recommending that the Board approve, the compensation of our Chief Executive Officer and other executive officers, including corporate goals and objectives relevant to the compensation of such officers and evaluating the performance of our executive officers in light of such corporate goals and objectives;
•making recommendations to the Board regarding non-employee director compensation;
•preparing the compensation committee report required by the rules of the SEC to be included in our annual proxy statement;
•reviewing and approving or making recommendations to our Board regarding our incentive compensation and equity-based plans and our policies and procedures for the grant of any equity-based awards; and
•appointing, approving the fees of and overseeing any compensation consultants, including conducting the independence assessments required under the rules of Nasdaq with respect to any such compensation consultant.
Upon the consummation of the Transactions, our compensation committee will consist of              ,              and                 with              serving as chair.               ,            , and               each qualify as “independent directors” under the rules of Nasdaq. Our Board will adopt a written charter for the compensation committee, which will be available on our principal corporate website at www.quantinuum.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Nominating and Corporate Governance Committee
Our nominating and corporate governance committee will be responsible for, among other things:
•identifying individuals qualified to become new members of our Board, consistent with criteria approved by our Board as set forth in our corporate governance guidelines;
•reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that our Board select, the director nominees for the next annual meeting of stockholders;
•identifying Board members qualified to fill vacancies on our Board or any Board committee and recommending that our Board appoint the identified member or members to our Board or the applicable committee, subject to our certificate of incorporation and bylaws;
•annually reviewing the committee structure of the Board and recommending to the Board the directors to serve as members of each committee;
•overseeing the evaluation of our Board and management; and
•developing and recommending to our Board a set of corporate governance guidelines.
Upon the consummation of the Transactions, our nominating and corporate governance committee will consist of                ,               and              with               serving as chair.               ,               , and                each qualify as “independent directors” under the rules of Nasdaq. Our Board will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.quantinuum.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Code of Business Conduct and Ethics
Prior to the completion of the Transactions, we will adopt a written code of business conduct and ethics that applies to our directors, officer, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.quantinuum.com. In addition, we intend to post on our website all disclosures that are required by law or the rules of Nasdaq concerning any amendments to, or waivers from, any provision of the code. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Risk Oversight
Our Board is responsible for overseeing our risk management process. Our Board focuses on our general risk management policies and strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our Board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.
Indemnification and Insurance
We maintain directors’ and officers’ liability insurance. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. We have entered into indemnification agreements with all of our directors to provide our directors and certain of their affiliated parties with additional indemnification and related rights. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Compensation Committee Interlocks and Insider Participation
None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the Board) of any other entity that has an executive officer serving as a member of our Board.

EXECUTIVE AND DIRECTOR COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “2025 Summary Compensation Table” below. With respect to the year ended December 31, 2025, Dr. Rajeeb Hazra, President & Chief Executive Officer, was the only executive officer of the Company and, accordingly, is the only “named executive officer” or “NEO” for 2025.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the currently planned programs summarized in this discussion.
2025 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Rajeeb Hazra	2025	500,000	190,000	15,275	705,275
President & Chief Executive Officer
__________________
(1)Amount reflects base salary earned during 2025.
(2)Amount reflects the annual bonus earned under the Quantinuum Management Incentive Plan for 2025.
(3)Amount reflects matching contributions made by us under our 401(k) plan.
Narrative to Summary Compensation Table
Salary
Dr. Hazra receives an annual base salary to compensate him for services rendered to us. The base salary payable to him is intended to provide a fixed component of compensation reflecting his experience, role and responsibilities.
Dr. Hazra’s annual base salary for 2025 was $500,000. The “Salary” column of the 2025 Summary Compensation Table above shows the actual base salary earned by Dr. Hazra in 2025.
Non-Equity Incentive Plan Compensation
We maintain the Quantinuum Management Incentive Plan, pursuant to which Dr. Hazra is eligible to receive an annual performance-based cash bonus based on achievement of predetermined company financial, technology/product development and organizational, partnership and engagement performance goals. Pursuant to his offer letter, Dr. Hazra’s target annual bonus is 40% of his annual base salary for the relevant performance year.
Following the end of 2025, the Board determined that we satisfied these goals at 95% of target. As such, Dr. Hazra’s annual bonus for 2025 was $190,000.
Equity Incentive Compensation
2023 Equity Incentive Plan
We currently maintain the Quantinuum 2023 Equity Incentive Plan (the “2023 Equity Incentive Plan”) to advance the interests of the Company’s equityholders by enhancing the Company’s ability to attract, retain and motivate employees, directors and consultants who make (or are expected to make) important contributions to the Company by providing them with equity ownership opportunities and thereby better aligning their interests with those of the Company’s equityholders.
Pursuant to the 2023 Equity Incentive Plan, we have historically offered restricted Class C shares and restricted share unit awards covering Class C shares to eligible service providers, including our named executive officers.

Restricted Class C shares and restricted share unit awards typically vest on the satisfaction of both (i) a service- or performance-based requirement and (ii) a liquidity event requirement, such that the award vests as of the first date upon which both requirements are satisfied.
The awards’ service-based requirement generally is satisfied in equal annual installments over a four-year period, subject to the grantee’s continued service through the applicable vesting date. The performance-based requirement generally is satisfied upon the achievement of performance objectives for an applicable performance year, as established by the Board, subject to the grantee’s continued service through the last day of the applicable performance year. The liquidity event requirement will be satisfied on the earliest to occur (within 10 years from the applicable grant date) of a SPAC transaction, an initial public offering pursuant to an effective registration statement under the Securities Act and a change in control transaction.
If the grantee’s service terminates due to a termination by our company without “cause,” or a resignation by the grantee for “good reason”, then:
•To the extent the grantee’s award has satisfied all or a portion of the service- or performance-based requirement as of the termination date, such satisfied portion of the award will remain outstanding and eligible to vest until the earlier of the occurrence of a liquidity event and the tenth anniversary of the grant date.
•If the termination occurs within three months prior to, or within 12 months following, the occurrence of a liquidity event, the portion of the grantee’s award that has not satisfied the service-based requirement as of the termination date will vest upon the later of the termination date and the occurrence of the liquidity event.
We anticipate that this offering will satisfy the liquidity event requirement for outstanding awards, such that the portion of each award that has satisfied the award’s service- or performance-based requirement as of the closing of the offering will vest.
Dr. Hazra did not receive an award under our 2023 Equity Incentive Plan in 2025.
For additional information about the 2023 Equity Incentive Plan, please see the section titled “Equity Incentive Award Plans—2023 Equity Incentive Plan” below. In connection with this offering and the adoption of the 2026 Incentive Award Plan, no further awards will be granted under the 2023 Equity Incentive Plan.
2026 Incentive Award Plan
In connection with this offering, we intend to adopt the 2026 Incentive Award Plan, or the 2026 Plan, in order to facilitate the grant of cash and equity incentives to affiliates’ directors, employees (including our named executive officers) and consultants of our company and certain of our affiliates and to enable our company and certain of our affiliates to obtain and retain services of these individuals, which is essential to our long-term success. For additional information about the 2026 Plan, please see the section titled “Equity Incentive Award Plans—2026 Incentive Award Plan” below.
Other Elements of Compensation and Compensation Policies
Retirement Plan
We currently maintain a 401(k) defined contribution plan, or the 401(k) plan, which is a tax-qualified retirement savings plan for our employees based in the United States who satisfy certain eligibility requirements. Our executives are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, through contributions to the 401(k) plan. Currently, we provide safe-harbor matching contributions equal to 100% of each participant’s contributions, up to 3% of such participant’s compensation, and equal to 50% of the participant’s contributions for up to an additional 2% of the participant’s compensation, subject to limits provided in the Code. These matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for retirement savings through our 401(k) plan adds to the overall desirability of our compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.
Health and Welfare Benefits
All of our full-time employees based in the United States, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits (including a high deductible health plan with a health savings account); short-term and long-term disability insurance; basic life and AD&D insurance; supplemental life insurance; and an employee assistance plan.
No Tax Gross-Ups
We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites we pay or provide.
Clawback Policy
In connection with this offering, our Board intends to adopt a compensation recovery policy that complies with the listing standards of Nasdaq, as required by the Dodd-Frank Act.
Outstanding Equity Awards at Fiscal Year-End
The following table includes certain information with respect to restricted Class C shares granted under our 2023 Equity Incentive Plan held by our named executive officers as of December 31, 2025.

		Stock Awards (1)
Name	Vesting Commencement Date	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(2)
Rajeeb Hazra	2/13/2023	1,747,030	26,065,688
__________________
(1)Represents an award of restricted Class C shares granted under the 2023 Equity Incentive Plan. The restricted Class C shares vest upon the satisfaction of (i) service- or performance-based vesting requirements and (ii) a liquidity event-based requirement. Please refer to “Narrative to Summary Compensation Table—Equity Incentive Plan Compensation—2023 Equity Incentive Plan” above for additional detail regarding the vesting of this award, including accelerated vesting. The service-based vesting requirement comprises 25% of the award and the performance-based vesting requirement comprises 75% of the award. As of December 31, 2025, the service-based requirement was satisfied as to 12.5% of the restricted Class C shares and the performance-based requirement was expected to be satisfied as to 55% of the restricted Class C shares.
(2)The Class C shares are not publicly traded and, therefore, there was no ascertainable public market value for the restricted Class C shares as of December 31, 2025. The value of the restricted Class C shares is based on our Board’s determination of the fair market value of our Class C shares as of that date, which was $14.92 per share.
Executive Compensation Arrangements
Offer Letters
Dr. Hazra is party to an offer letter with the Company that provides for at-will employment that can be terminated by either party at any time. Pursuant to the offer letter, Dr. Hazra receives a $500,000 annual base salary and his annual target incentive compensation opportunity is equal to 40% of his annual base salary for the applicable year. If Dr. Hazra’s employment with the Company is terminated for reasons other than for “cause”, or Dr. Hazra voluntarily resigns for “good reason” (each, as defined in the offer letter) during the period commencing three months before the date of a change of control transaction or initial public offering, and ending 12 months after the applicable event, then Dr. Hazra will receive cash severance equal to 12 months’ base salary continuation, subject to his execution of a release of claims in favor of the Company and its affiliates and compliance with certain non-disclosure covenants.

Dr. Hazra has also entered into an employee agreement relating to trade secrets, proprietary and confidential information and a post-termination noncompete agreement.
In connection with this offering, we intend to adopt the 2026 Plan, pursuant to which we may grant equity and cash incentive awards in order to attract, motivate and retain the talent for which we compete, subject to stockholder approval. The material terms of the 2026 Plan are summarized below.
Equity Incentive Award Plans
The following summarizes the material terms of the 2023 Equity Incentive Plan and the 2026 Plan. Our Board is still in the process of developing, approving and implementing the 2026 Plan and, accordingly, these summaries are subject to change.
2023 Equity Incentive Plan
Prior to this offering, we have maintained the 2023 Equity Incentive Plan. The material terms of the 2023 Equity Incentive Plan are summarized below. Following the effectiveness of the 2026 Plan, the 2023 Equity Incentive Plan will terminate, and we will not make any further awards under the 2023 Equity Incentive Plan. However, any outstanding awards granted under the 2023 Equity Incentive Plan will remain outstanding, subject to the terms of the 2023 Equity Incentive Plan and applicable award agreements.
A total of 5,593,305 Class C shares are reserved for issuance under the 2023 Equity Incentive Plan. If any award granted under the 2023 Equity Incentive Plan expires or lapses or is terminated, surrendered or canceled without having been fully exercised or is surrendered or forfeited in whole or in part (including, without limitation, as the result of the Class C shares subject to such award being repurchased by the Company at or below the original issuance price), in any case in a manner that results in any Class C shares covered by such award not being issued or being so repurchased or reacquired by the Company, the unused Class C shares covered by such award will again be available for the grant of awards under the 2023 Equity Incentive Plan.
Eligibility and Administration. Employees, officers, non-employee directors, consultants and advisors of the Company and its subsidiaries are eligible to receive awards under the 2023 Equity Incentive Plan. The 2023 Equity Incentive Plan is administered by our Board. As the 2023 Equity Incentive Plan’s administrator, our Board has the authority to (i) determine which employees and other service providers of the Company will receive awards, to grant awards and to set all terms and conditions of awards (including, but not limited to, vesting, exercise, surrender, and forfeiture provisions), (ii) take all actions and make all determinations contemplated by the 2023 Equity Incentive Plan, (iii) adopt, amend and repeal such administrative rules, guidelines and practices relating to the 2023 Equity Incentive Plan as it will deem advisable, (iv) correct any defect or ambiguity, supply any omission or reconcile any inconsistency in the 2023 Equity Incentive Plan or any award in the manner and to the extent it will deem necessary or appropriate to carry the Plan and any awards into effect. The Board will make all determinations under the Plan in its sole discretion and all such determinations are final and binding on all persons having or claiming any interest in the 2023 Equity Incentive Plan or in any award. To the extent permitted by applicable laws, our Board may delegate any or all of its powers under the 2023 Equity Incentive Plan to one or more committees or subcommittees of our Board.
•Awards. The 2023 Equity Incentive Plan provides for the grant of stock options, restricted Class C shares, restricted share units or other share-based awards. Each award is evidenced in an award agreement, which may be in such form (written, electronic or otherwise) as our Board will determine. Awards may contain terms and conditions in addition to those set forth in the 2023 Equity Incentive Plan. To date, the Company has only granted restricted share awards and restricted share unit awards.
•Restricted Class C Shares and Restricted Share Units. Restricted Class C shares are subject to certain vesting conditions and other restrictions. Restricted share units are unfunded, unsecured rights to receive, on the applicable settlement date, one Class C shares or an amount in cash or other consideration determined by our Board that is equal to the value of a Class C share as of such payment date, which may be subject to certain vesting conditions and other restrictions. With respect to restricted Class C shares, the Company has the right to repurchase all or a part of such restricted Class C shares at their issue price or other stated or formula price from the applicable participant, or to require surrender and forfeiture if such restricted Class C shares were issued at no cost, in the event that conditions specified by our Board in the applicable award agreement are not satisfied before the end of the applicable restriction period or periods established by our Board for such award.
Conditions applicable to awards may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.
Certain Transactions or Events. In the event that our Board determines that any dividend or other distribution, reorganization, merger, consolidation, combination, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of assets of the Company, or sale or exchange of Class C shares or other securities of the Company, issuance of warrants or other rights to purchase Class C shares or other securities of the Company, or other similar corporate transaction or event, affects the Class C shares such that an adjustment is determined to be appropriate in order to prevent dilution or enlargement of benefits (or potential benefits), our Board may adjust any or all of (i) the number and kind of Class C shares or other securities or property with respect to future awards and with respect to outstanding awards; (ii) the grant or exercise price with respect to any awards; and (iii) the terms and conditions of any awards (including any applicable financial or other performance targets specified in an award agreement).
In the event of a change in control, a SPAC transaction, or any other unusual or nonrecurring transaction or event affecting the Company, or any change in applicable laws or accounting principles, our Board may provide for (i) the cancellation of an award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such award or realization of a participant’s rights under the vested portion of such award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such award or realization of a participant’s rights, in any case, is equal to or less than zero, then the vested portion of such award may be terminated without payment; (ii) an award to vest and, to the extent applicable, be exercisable as to all Class C shares covered thereby; (iii) an award’s assumption or substitution by the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments; (iv) adjustments in the number and type of Class C shares (or other securities or property) subject to outstanding awards, and/or in the terms and conditions of (including, without limitation, the grant or exercise price), and the criteria included in, outstanding awards; (v) replacement of an award with other rights or property; and/or (vi) termination of an award.
Amendment and Termination of 2023 Equity Incentive Plan. Our Board may amend, suspend or terminate the 2023 Equity Incentive Plan or any portion thereof at any time; provided that no amendment of the 2023 Equity Incentive Plan will materially and adversely affect (as determined by our Board) any award outstanding at the time of such amendment without the consent of the affected participant. The 2023 Equity Incentive Plan will terminate on December 20, 2033, unless sooner terminated by our Board.
As described above, the 2023 Equity Incentive Plan will terminate as of the effective date of the 2026 Plan.
2026 Plan
In connection with this offering, we intend to adopt the 2026 Plan, under which we may grant equity and cash incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete, subject to stockholder approval. The material terms of the 2026 Plan are summarized below.
Eligibility and Administration. Our employees, consultants and directors and employees and consultants of our affiliates will be eligible to receive awards under the 2026 Plan. Following the completion of this offering, the 2026 Plan will be administered by our Board with respect to awards to non-employee directors and by our compensation and talent management committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator), subject to the limitations imposed under the 2026 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the 2026 Plan, to interpret the 2026 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2026 Plan as it deems advisable. The plan administrator will also have the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the 2026 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2026 Plan.
Limitation on Awards and Shares Available. The initial aggregate number of shares of our common stock that will be available for issuance under the 2026 Plan will be equal to                      % of the number of shares of our Class A Common Stock and Class B Common Stock outstanding as of immediately following the completion of this offering (which is expected to be                       shares, assuming an initial public offering price of $                      per share, which is the midpoint of the price range set forth on the cover page of this prospectus). In addition, the number of shares of our common stock available for issuance under the 2026 Plan will be subject to an annual increase on the first day of each calendar year beginning on and including January 1, 2027 and ending on and including January 1, 2036, equal to the lesser of (A)                      % of the aggregate number of shares of our Class A Common Stock and Class B Common Stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our Board. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options, or ISOs, granted under the 2026 Plan, will be                      . Any shares issued pursuant to the 2026 Plan may consist, in whole or in part, of authorized and unissued common stock, treasury common stock or common stock purchased on the open market.
If an award under the 2026 Plan expires, lapses or is terminated, exchanged for or settled in cash, any shares subject to such award (or portion thereof) may, to the extent of such expiration, lapse, termination or cash settlement, be used again for new grants under the 2026 Plan. Shares tendered or withheld to satisfy the exercise price or tax withholding obligation for any award will not reduce the shares available for grant under the 2026 Plan. Further, the payment of dividend equivalents in cash in conjunction with any awards under the 2026 Plan will not reduce the shares available for grant under the 2026 Plan. However, the following shares may not be used again for grant under the 2026 Plan: (i) shares subject to stock appreciation rights, or SARs, that are not issued in connection with the stock settlement of the SAR on exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.
Awards granted under the 2026 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2026 Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.
The 2026 Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year, or director limit, may not exceed an amount equal to $                      (increased to $                      in the calendar year of a non-employee director’s initial service as a non-employee director or any calendar year during which a non- employee director serves as chairman of our Board or lead independent director), which limits will not apply to the compensation for any non-employee director who serves in any capacity in addition to that of a non-employee director for which he or she receives additional compensation or any compensation paid prior to the calendar year following the calendar year in which the 2026 Plan becomes effective.
Awards. The 2026 Plan provides for the grant of stock options, including ISOs and nonqualified stock options, or NSOs, SARs, restricted stock, dividend equivalents, restricted stock units, or RSUs, and other stock or cash based awards. Certain awards under the 2026 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2026 Plan will be evidenced by award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the applicable award agreement may provide for cash settlement of any award. A brief description of each award type follows.

Stock Options and SARs. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. Unless otherwise determined by our board, the exercise price of a stock option or SAR may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Conditions applicable to stock options and/or SARs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.
Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that are subject to certain vesting conditions and other restrictions. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2026 Plan. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.
Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.
Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents payable with respect to an award prior to the vesting of such award instead will be paid out to the participant only to the extent that the vesting conditions are subsequently satisfied and the award vests.
Certain Transactions. The plan administrator has broad discretion to take action under the 2026 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2026 Plan and outstanding awards. In the event of a change in control (as defined in the 2026 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.
Repricing. Our Board may, without approval of the stockholders, reduce the exercise price of any stock option or SAR, or cancel any stock option or SAR in exchange for cash, other awards or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.

Plan Amendment and Termination. Our Board may amend or terminate the 2026 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2026 Plan, may materially and adversely affect an award outstanding under the 2026 Plan without the consent of the affected participant, and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2026 Plan will remain in effect until terminated by the plan administrator in accordance with the 2026 Plan. No awards may be granted under the 2026 Plan after its termination.
Foreign Participants, Claw-back Provisions, Transferability and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to any Company clawback policy as set forth in such clawback policy or the applicable award agreement. Awards under the 2026 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2026 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.
Director Compensation
We currently do not maintain a director compensation program or policy in which our non-employee directors participate and none of the Company’s non-employee directors currently receive any compensation for their board service. Employee directors do not receive additional compensation for their service on our Board. Accordingly, none of our non-employee directors received any compensation for fiscal year 2025.
In connection with this offering, we intend to approve and implement a compensation program for our non-employee directors. We anticipate that the non-employee director compensation program will provide for annual cash retainer fees and long-term equity incentive awards. We are still in the process of developing our non-employee director compensation program.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following includes a summary of transactions since January 1, 2023 and any currently proposed transactions, to which we were or are to be a participant, in which (i) the amount involved exceeded or will exceed $120,000; and (ii) any of our directors, executive officers, or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons or entities, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under “Executive and Director Compensation.”
We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that we would pay or receive, as applicable, in arm’s-length transactions.
Transactions
In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions. These transactions are described in “Organizational Structure.”
We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters’ option) to purchase newly issued Common Units for approximately $        million directly from Quantinuum Holdings at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions.
Tax Receivable Agreement
As described in “Organizational Structure” and in “—Transactions” above, we intend to use the net proceeds from this offering to purchase newly issued Common Units directly from Quantinuum Holdings. As a result of our post-offering organizational structure, we expect to obtain certain tax benefits as a result of (i) Basis Adjustments, (ii) Existing Basis and (iii) payments made under the Tax Receivable Agreement. We intend to treat any redemption or exchange of Common Units for our Class A common stock or our cash pursuant to the Redemption Right as our direct purchase of Common Units from the Continuing Common Unitholders for U.S. federal income and other applicable tax purposes, regardless of whether such Common Units are surrendered by the Continuing Common Unitholders to Quantinuum Holdings for redemption or sold to us upon the exercise of our election to acquire such Common Units directly. Any Basis Adjustment or Existing Basis may have the effect of reducing the amounts we would otherwise pay in the future to various tax authorities and may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.
In connection with the transactions described above, we will enter into a Tax Receivable Agreement with Quantinuum Holdings and the TRA Parties that will provide for the payment by us to the TRA Parties of 85% of the amount of cash tax savings, if any, that we actually realize, or in some circumstances is deemed to realize, as a result of Basis Adjustments, Existing Basis and certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. Quantinuum Holdings will have in effect an election under Section 754 of the Code, effective for the taxable year that includes the Transactions and each taxable year thereafter. These Tax Receivable Agreement payments are not conditioned upon one or more of the TRA Parties maintaining a continued ownership interest in Quantinuum Holdings. If a TRA Party transfers Common Units but does not assign to the transferee of such Common Units its rights under the Tax Receivable Agreement, such TRA Party generally will continue to be entitled to receive payments under the Tax Receivable Agreement arising in respect of a subsequent exchange of such Common Units. In general, the TRA Parties’ rights under the Tax Receivable Agreement may not be assigned, sold, pledged, or otherwise alienated to any person without such person becoming a party to the Tax Receivable Agreement and agreeing to succeed to the applicable TRA Party’s interest therein.

The actual Basis Adjustments and Existing Basis, as well as any amounts paid to the TRA Parties under the Tax Receivable Agreement (and the additional deductions received therefrom), will vary depending on a number of factors, including:
•the timing of any future redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Quantinuum Holdings at the time of each redemption, exchange, or distribution (or deemed distribution) as well as the amount of remaining Existing Basis at the time of such redemption, exchange, or distribution (or deemed distribution);
•the price of shares of our Class A common stock at the time of the purchases from the TRA Parties in connection with this offering and any applicable redemptions or exchanges—Basis Adjustments, as well as any related increase in any tax deductions, are directly related to the price of shares of our Class A common stock at the time of such purchases or future redemptions or exchanges;
•the extent to which redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available;
•the extent to which such Basis Adjustments are immediately deductible—we may be permitted to immediately expense a portion of the Basis Adjustments (e.g., Basis Adjustments related to certain property and equipment that may be subject to accelerated depreciation methods) attributable to a redemption or exchange, which could significantly accelerate the timing of our realization of the associated tax benefits. Under the Quantinuum Holdings LLCA, the determination of whether to immediately expense such Basis Adjustments will be made in our sole discretion; and
•the amount and timing of our income—the Tax Receivable Agreement generally will require us to pay 85% of the cash tax savings to the TRA Parties as and when those savings are treated as realized under the terms of the Tax Receivable Agreement. If we do not have sufficient taxable income to realize any of the applicable tax benefits, we generally will not be required (absent a material breach of a material obligation under the Tax Receivable Agreement, change of control, or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized cash tax savings in a given taxable year may generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.
For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments, Existing Basis or additional tax benefits to us as a result of any payments made under the Tax Receivable Agreement; provided that, for purposes of determining cash savings with respect to state and local income taxes we will use an assumed tax rate. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the Transactions. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by us pursuant to an early termination procedure that requires us to pay the TRA Parties an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions, including regarding tax rates and utilization of Basis Adjustments, Existing Basis and additional tax benefits arising from payments made under the Tax Receivable Agreement).
The payment obligations under the Tax Receivable Agreement are obligations of Quantinuum Inc. and not of Quantinuum Holdings. Although the actual timing and amount of any payments that we may make under the Tax Receivable Agreement will vary, we expect the payments we may be required to make to the TRA Parties could be substantial. Assuming no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect the tax savings associated with the purchase of Common Units in connection with this offering, together with future redemptions or exchanges of all remaining Common Units owned by the TRA Parties pursuant to the Quantinuum Holdings LLCA as described

above, would aggregate to approximately $          million over            years from the date of this offering based on the assumed initial public offering price of $          per share of our Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus), and assuming all redemptions or exchanges would occur immediately after the initial public offering. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $         million over the            -year period from the date of this offering. The actual amounts we will be required to pay under the Tax Receivable Agreement may be significantly different from the amounts described in the preceding sentence as a result of, among other things, the factors described above. Any payments made by us to the TRA Parties under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Quantinuum Holdings and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and, therefore, may accelerate payments due under the Tax Receivable Agreement. We anticipate funding any obligation under the Tax Receivable Agreement from cash flow from operations of Quantinuum Holdings, available cash, or available borrowings under any future debt agreements. Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations, or other changes in control, may influence the timing and amount of payments we pay to a redeeming TRA Party under the Tax Receivable Agreement. For example, the disposition of assets following an exchange or acquisition transaction may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.
The Tax Receivable Agreement provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, if we materially breach any of our material obligations under the Tax Receivable Agreement, or if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions (including an assumption that we would earn sufficient taxable income to realize all potential tax benefits that are subject to the Tax Receivable Agreement). In those circumstances, the TRA Parties would be deemed to exchange any remaining outstanding Common Units for Class A common stock and generally would be entitled to an immediate cash payment under the Tax Receivable Agreement as a result of such deemed exchanges. We may also elect to completely terminate the Tax Receivable Agreement early only with the written approval of a majority of our “independent directors” (within the meaning of Rule 10A-3 promulgated under the Exchange Act and the rules of Nasdaq).
As a result of the foregoing, we could be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We also could be required to make cash payments to the TRA Parties that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. For example, should we elect to terminate the Tax Receivable Agreement immediately following this offering, assuming no material changes in the relevant tax laws or tax rates, we estimate that the aggregate termination payments payable to the TRA Parties would be approximately $        million (at a discount rate of SOFR plus            basis points), based on the assumed initial public offering price of $           per share of our Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus) and assuming SOFR were to be            %. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement. See “Risk Factors—Risks Relating to Our Organizational Structure and the Tax Receivable Agreement—In certain cases, payments under the Tax Receivable Agreement to the TRA Parties may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.”
Payments under the Tax Receivable Agreement will generally be based on the tax reporting positions that we take. We will not be reimbursed for any cash payments previously made to the TRA Parties pursuant to the Tax

Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by us to a TRA Party will be netted against future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement to such TRA Party. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against and it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than 85% of our actual cash tax savings. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions.
We will have full responsibility for, and sole discretion over, all our tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to certain participation and approval rights held by the TRA Representatives. If the outcome of any challenge to all or part of the Basis Adjustments, Existing Basis or other tax benefits we claim would reasonably be expected to adversely affect the rights and obligations of the TRA Parties in any material respect under the Tax Receivable Agreement, then we will not be permitted to settle such challenge without the consent (not to be unreasonably withheld or delayed) of the TRA Representatives, as applicable. The interests of the TRA Parties in any such challenge may differ from or conflict with our interests and the interests of holders of Class A common stock, and the TRA Representatives may exercise their consent rights relating to any such challenge in a manner adverse to our interests and the interests of holders of Class A common stock.
The Tax Receivable Agreement requires us to provide the TRA Parties with a schedule showing the calculation of payments due under the Tax Receivable Agreement. We are required to provide such schedule within             days after filing our U.S. federal income tax return for each taxable year with respect to which a payment obligation arises. This calculation will be based upon the advice of our tax advisors. Payments under the Tax Receivable Agreement will generally be made to the TRA Parties within           business days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate equal to SOFR plus             basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will accrue interest at a rate equal to SOFR plus            basis points until such payments are made, generally including any late payments we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time they originally arose.
Quantinuum Holdings LLCA
In connection with the consummation of the Reorganization Transactions, we and the Continuing Common Unitholders will enter into the Quantinuum Holdings LLCA.
Appointment as managing member. Under the Quantinuum Holdings LLCA, we will become a member and the sole managing member of Quantinuum Holdings. As the sole managing member, we will be able to control all of the day-to-day business affairs and decision-making of Quantinuum Holdings without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of Quantinuum Holdings and daily management of Quantinuum Holdings’ business. Pursuant to the terms of the Quantinuum Holdings LLCA, we cannot be removed or replaced as the sole managing member of Quantinuum Holdings except by our resignation, which may be given at any time by written notice to the members.
Compensation, fees, and expenses. We will not be entitled to compensation for our services as the managing member of Quantinuum Holdings. We will be entitled to reimbursement by Quantinuum Holdings for reasonable fees and expenses incurred on behalf of Quantinuum Holdings, including all expenses associated with the Transactions, any subsequent offering of our Class A common stock, being a public company, and maintaining our corporate existence.

Distributions. The Quantinuum Holdings LLCA will require “tax distributions” (as that term is used in the agreement) to be made by Quantinuum Holdings to its members. Tax distributions will be made on a quarterly basis to each member of Quantinuum Holdings, including us, pro rata in accordance with economic interests and in amounts that permit us to satisfy our tax liabilities and our ordinary course payment obligations under the Tax Receivable Agreement. The Quantinuum Holdings LLCA will also allow for cash distributions to be made by Quantinuum Holdings (subject to our sole discretion as the sole managing member of Quantinuum Holdings) to its members on a pro rata basis out of “distributable cash,” as that term is defined in the agreement. We expect Quantinuum Holdings may make distributions out of distributable cash periodically and as necessary to enable us to cover our operating expenses and other obligations, including our tax liabilities and obligations under the Tax Receivable Agreement, except to the extent such distributions would render Quantinuum Holdings insolvent or are otherwise prohibited by law or any of our future debt agreements.
Transfer restrictions. The Quantinuum Holdings LLCA will not permit transfers of Common Units by members, except for transfers to                 (“permitted transferees”), transfers pursuant to the participation right described below and transfers approved in writing by us, as sole managing member, and other limited exceptions. The Quantinuum Holdings LLCA may impose additional restrictions on transfers (including redemptions described below with respect to each Common Unit) that are necessary or advisable so that Quantinuum Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. In the event of a permitted transfer under the Quantinuum Holdings LLCA, such member will be required to simultaneously transfer shares of Class B common stock to such transferee equal to the number of Common Units that were transferred to such transferee in such permitted transfer.
The Quantinuum Holdings LLCA will provide that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock (each a “Pubco Offer”), is approved by our Board or otherwise effected or to be effected with the consent or approval of our Board, each holder of Common Units (other than Quantinuum Inc. and its subsidiaries) shall be permitted to participate in such Pubco Offer by delivering a written notice, which shall be effective immediately prior to, and contingent upon, the consummation of such Pubco Offer. If a Pubco Offer is proposed by Quantinuum Inc., then Quantinuum Inc. will be required to use its reasonable best efforts to take all such actions and do all such things as are necessary or desirable to enable and permit the holders of such Common Units to participate in such Pubco Offer to the same extent as or on an economically equivalent basis with the holders of shares of Class A common stock, provided that in no event shall any holder of Common Units be entitled to receive aggregate consideration for each Common Unit that is greater than the consideration payable in respect of each share of Class A common stock pursuant to the Pubco Offer.
Except for certain exceptions, any transferee of Common Units must assume, by operation of law or executing a joinder to the Quantinuum Holdings LLCA, all of the obligations of a transferring member with respect to the transferred units, and such transferee shall be bound by any limitations and obligations under the Quantinuum Holdings LLCA even if the transferee is not admitted as a member of Quantinuum Holdings. A member shall remain as a member with all rights and obligations until the transferee is accepted as substitute member in accordance with the Quantinuum Holdings LLCA.
Maintenance of one-to-one ratio between shares of Class A common stock and Common Units owned by us, and one-to-one ratio between shares of Class B common stock and Common Units owned by the Continuing Common Unitholders. Except as otherwise determined by us, the Quantinuum Holdings LLCA will require Quantinuum Holdings to take all actions with respect to its Common Units, including issuances, reclassifications, distributions, divisions or recapitalizations, such that (1) we at all times maintain a ratio of one Common Unit owned by us, directly or indirectly, for each share of Class A common stock issued and outstanding (the “Class A common stock ratio requirement”), (2) Quantinuum Holdings at all times maintains (a) a one-to-one ratio between the number of shares of Class A common stock issued and outstanding and the number of Common Units owned by us and (b) a one-to-one ratio between the number of shares of Class B common stock issued and owned by the Continuing Common Unitholders and their permitted transferees and the number of Common Units owned by the Continuing Common Unitholders and their permitted transferees, collectively. This ratio requirement disregards (1) shares of our Class A common stock under unvested restricted share units issued by us, (2) treasury stock and (3) the issuance under our employee benefit plans of any warrants, options, other rights to acquire our equity securities or rights or property that may be converted into or settled in our equity securities (including any conversion rights in preferred stock or debt), but the one-to-one ratios shall in each of the foregoing cases apply to the issuance of our equity securities in connection with the exercise or settlement of such rights, warrants, options or other rights or property. In addition, the Class A common stock ratio requirement disregards all Common Units at any time held by any other person, including the Continuing Common Unitholders. If we issue, transfer or deliver from treasury stock or repurchase shares of Class A common stock in a transaction not contemplated by the Quantinuum Holdings LLCA, we as sole managing member of Quantinuum Holdings have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries or repurchases, the number of outstanding Common Units we own equals, on a one-for-one basis, the number of outstanding shares of Class A common stock. If we issue, transfer or deliver from treasury stock or repurchase or redeem any of our preferred stock in a transaction not contemplated by the Quantinuum Holdings LLCA, we as sole managing member have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries repurchases or redemptions, we hold (in the case of any issuance, transfer or delivery) or cease to hold (in the case of any repurchase or redemption) equity interests in Quantinuum Holdings which (in our good faith determination) are in the aggregate substantially economically equivalent to our preferred stock so issued, transferred, delivered, repurchased or redeemed. Quantinuum Holdings will be prohibited from undertaking any subdivision (by any split of units, distribution of units, reclassification, recapitalization or similar event) or combination (by reverse split of units, reclassification, recapitalization or similar event) of the Common Units that is not accompanied by an identical subdivision or combination of (1) our Class A common stock to maintain at all times a one-to-one ratio between the number of Common Units owned by us and the number of outstanding shares of our Class A common stock and (2) our Class B common stock to maintain at all times a one-to-one ratio between the number of Common Units owned by the Continuing Common Unitholders and the number of outstanding shares of our Class B common stock, in each case, subject to exceptions.
Issuance of Common Units in connection with the exercise or settlement of compensatory equity awards. When we issue shares of Class A common stock in connection with the exercise of options granted to persons who are employees of Quantinuum Holdings, then we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to Quantinuum Holdings the difference between the exercise price and market price per share for each such share of Class A common stock. When we issue shares of Class A common stock in connection with the exercise of options granted to persons who are not employees of Quantinuum Holdings, we will make, or be deemed to make, a capital contribution in Quantinuum Holdings equal to the aggregate value of such shares of Class A common stock, and Quantinuum Holdings will issue to us a number of Common Units equal to the number of shares we issued. In cases where we settle restricted share units granted to employees of Quantinuum Holdings, on each applicable settlement date we will be deemed to have sold to Quantinuum Holdings the number of settled shares at a price equal to the market price per share, Quantinuum Holdings will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in Quantinuum Holdings equal to the market value for such shares in exchange for an equal number of Common Units. When we settle restricted share units granted to persons who are not employees of Quantinuum Holdings, on each applicable settlement date, Quantinuum Holdings will issue to us a number of Common Units equal to the number of shares we settled, and we will be deemed to have made a capital contribution to Quantinuum Holdings equal to the market value for such shares in exchange for an equal number of Common Units.
Dissolution. The Quantinuum Holdings LLCA will provide that, as the sole managing member of Quantinuum Holdings, our consent will be required to voluntarily dissolve Quantinuum Holdings. In addition to a voluntary dissolution, Quantinuum Holdings will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be applied in the following order: (1) first, to pay, or otherwise make adequate provision for the payment thereof, all of the debts, liabilities and obligations of Quantinuum Holdings owed to creditors other than the members, including all expenses incurred in connection with the liquidation and winding up of Quantinuum Holdings; (2) second, to pay, or otherwise make adequate provision for the payment thereof, all of the debts, liabilities and obligations of Quantinuum Holdings owed to the members (other than any payments or distributions owed to such members in their capacity as members pursuant to Quantinuum Holdings LLCA); and (3) third, to the members pro-rata in accordance with their respective percentage ownership interests in Quantinuum Holdings (as determined based on the number of Common Units held by a member relative to the aggregate number of all outstanding Common Units).
Indemnification. The Quantinuum Holdings LLCA will provide for indemnification of the managing member, members and officers of Quantinuum Holdings or affiliates.
Common Unit redemption right. The Quantinuum Holdings LLCA will provide a redemption right to the Continuing Common Unitholders which will entitle them to have their Common Units redeemed by Quantinuum Holdings for, at our election (determined solely by our independent directors (within the meaning of Rule 10A-3 promulgated under the Exchange Act and the rules of Nasdaq) who are disinterested), newly issued shares of our Class A common stock, on a one-for-one basis or, to the extent there is cash available from a substantially contemporaneous public offering or private sale of Class A common stock by us, a cash payment equal to the net amount of cash received from such sale of a corresponding number of shares of Class A common stock by us and, in either case, contributed to Quantinuum Holdings, in each case in accordance with the terms of the Quantinuum Holdings LLCA; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of Nasdaq) who are disinterested), we may effect a direct exchange by us of such Class A common stock, or such cash, as applicable, for such Common Units. The Continuing Common Unitholders may exercise such redemption right, subject to certain exceptions, for as long as their Common Units remain outstanding. In connection with the exercise of the redemption or exchange of Common Units (1) the Continuing Common Unitholders will be required to surrender a number of shares of our Class B common stock registered in the name of such redeeming or exchanging Continuing Common Unitholder, and therefore, will automatically be transferred to us and will be canceled for no consideration on a one-for-one basis with the number of Common Units so redeemed or exchanged, and (2) all redeeming members will surrender Common Units to Quantinuum Holdings for cancellation.
Each Continuing Common Unitholder’s redemption rights will be subject to certain customary limitations, including the expiration of any contractual lock-up period relating to the shares of our Class A common stock that may be applicable to such Continuing Common Unitholder and the absence of any liens or encumbrances on such Common Units redeemed. Additionally, in the case we elect a cash settlement, such Continuing Common Unitholder may rescind its redemption request within a specified period of time. Moreover, in the case of a settlement in Class A common stock, such redemption may be conditioned on the closing of an underwritten distribution of the shares of Class A common stock, which may be issued in connection with such proposed redemption. In the case of a settlement in Class A common stock, such Continuing Common Unitholder may also revoke or delay its redemption request if the following conditions exist: (1) any registration statement pursuant to which the resale of the Class A common stock to be registered for such Continuing Common Unitholder at or immediately following the consummation of the redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (2) we failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such redemption or resale of the Class A common stock; (3) we exercised our right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Continuing Common Unitholder to have its Class A common stock registered at or immediately following the consummation of the redemption or to have our Class A common stock resold; (4) such Continuing Common Unitholder is in possession of any material non-public information concerning us, the receipt of which results in such Continuing Common Unitholder being prohibited or restricted from selling Class A common stock at or immediately following the redemption or resale of its Class A common stock without disclosure of such information (and we do not permit disclosure); (5) any stop order relating to the registration statement pursuant to which the Class A common stock was to be registered by such Continuing Common Unitholder at or immediately following the redemption shall have been issued by the SEC; (6) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A common stock is then traded; (7) there shall be in effect an injunction, a restraining order or a decree of any nature of any governmental entity that restrains or prohibits the redemption; (8) we shall have failed to comply in all material respects with our obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such Continuing Common Unitholder to consummate the resale of the Class A common stock to be received upon such redemption pursuant to an effective registration statement; (9) the redemption date would occur during a black-out period; or (10) such Continuing Common Unitholder so elects by written to Quantinuum Holdings no later than three business days prior to the scheduled redemption date.

Amendments. In addition to certain other requirements, our consent, as sole managing member, and the consent of members holding a majority of the Common Units then outstanding and entitled to vote (excluding Common Units held directly or indirectly by us) will generally be required to amend or modify the Quantinuum Holdings LLCA.
Registration Rights Agreement in effect upon the consummation of the Transactions
In connection with the Offering Transactions, we will enter into a registration rights agreement with certain of the Continuing Common Unitholders, which will provide for customary “demand” registrations and “piggyback” registration rights. The registration rights agreement also will provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.
Agreements with Honeywell
Strategic Services and Supply Agreements
In November 2021, Quantinuum entered into a Strategic Services and Supply Agreement with Honeywell and certain affiliates for the provision of certain goods and services related to the fabrication of ion traps (the “2021 SSSA”). The terms of the 2021 SSSA include reimbursement of labor and materials upon mutually agreed statements of work and a prioritization incentive payment not exceeding 1.5% applied to annual revenues generated by H-series quantum hardware. Under the 2021 SSSA, each party retains ownership of its pre-existing intellectual property. Honeywell is entitled to the intellectual property developed in connection with performance by either party under the 2021 SSSA, except that Quantinuum retains ownership of newly developed intellectual property that is specific to or derivative of its pre-existing intellectual property. Pursuant to the SSSA, Quantinuum (Cayman) paid Honeywell $0.4 million, $0.2 million and $0.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. The 2021 SSSA was terminated in March 2026.
In March 2026, Quantinuum LLC, a subsidiary of Quantinuum, entered into a Strategic Services and Supply Agreement with Honeywell Aerospace Inc. (“AERO”), a wholly owned subsidiary of HII (which is expected to become an independent public company in the second half of 2026), for the provision of certain goods, services and deliverables related to the fabrication of ion traps (the “2026 SSSA”). The terms of the 2026 SSSA include reimbursement of direct labor and materials at AERO’s government bid rate plus a 15% mark-up pursuant to mutually agreed statements of work and purchase orders. Under the 2026 SSSA, each party retains ownership of its pre-existing intellectual property, while intellectual property developed in the performance of the 2026 SSSA is allocated between the parties based on its type: AERO is entitled to intellectual property related to unit process and manufacturing control, while Quantinuum is entitled to intellectual property related to process flow, product design, and device control and acceptance. All other intellectual property developed in the performance of the 2026 SSSA is owned by AERO. AERO grants Quantinuum an exclusive, royalty-free, perpetual license to use the unit process intellectual property developed in the performance of the 2026 SSSA and owned by AERO, within the field of quantum information and quantum computing, and Quantinuum grants AERO an exclusive, royalty-free, perpetual license to use the process flow intellectual property developed in the performance of the 2026 SSSA and owned by Quantinuum, outside such field. Pursuant to the 2026 SSSA, AERO may not sell or supply ion traps to any party other than Quantinuum for use within the field of quantum computing, but Quantinuum may purchase ion traps from other suppliers, without restrictions. Under the terms of the 2026 SSSA, Quantinuum is not obligated to purchase any minimum amount of goods, services or deliverables from AERO. The 2026 SSSA has a ten-year initial term, which automatically renews for successive five-year periods thereafter, unless earlier terminated. Either party may terminate the 2026 SSSA upon 24 months’ written notice prior to the expiration of any term.
Transition Services Agreement
In November 2021, Quantinuum (Cayman) and Honeywell entered into an Amended and Restated Transition Services Agreement (the “TSA”), pursuant to which Honeywell provides Quantinuum with certain transitional services, including information technology infrastructure, human resources and benefits administration, finance and accounting support, legal and compliance services, and access to certain shared real estate facilities. The fees for services under the TSA are structured on a cost basis, without intended profit or loss to Honeywell. Quantinuum pays fees monthly based on usage, with payment due within 30 days of invoice. The term of each service varies, generally ranging from six to twelve months from the effective date of the TSA, with options to extend for additional periods upon advance written notice. Either party may terminate the TSA (i) for material breach upon 30 days’ notice and failure to cure or (ii) upon insolvency or court-approved reorganization by the other party. Honeywell may terminate the TSA upon a change of control of Quantinuum, if such change of control is consummated without the prior written consent of Honeywell. Quantinuum and Honeywell intend to terminate the TSA prior to consummation of this offering.
Pursuant to the TSA, Quantinuum (Cayman) paid Honeywell $0.6 million, $0.5 million and $1.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.
Sublease
Quantinuum (Cayman), through its subsidiary, Quantinuum LLC, is party to a sublease with Honeywell to rent a portion of its corporate headquarters in Broomfield, Colorado (the “Sublease”). The term of the Sublease was to expire on December 20, 2024, unless earlier renewed. In February 2024, Quantinuum exercised its option to extend the Sublease until November 29, 2026. Pursuant to the Sublease, Quantinuum (Cayman) paid Honeywell $0.6 million in rent for each of the years ended December 31, 2025, 2024 and 2023, respectively, and $2.2 million, $1.8 million and $1.7 million for operating costs related to the Sublease for the years ended December 31, 2025, 2024 and 2023, respectively.
Framework Agreements
In January 2023, Quantinuum (Cayman), through its subsidiary Quantinuum Limited, and Honeywell, through its subsidiary Honeywell Performance Materials & Technologies, entered into a Framework Agreement (the “First Framework Agreement”) for the provision of research and development services related to quantum computing applications for computational chemistry. Pursuant to the First Framework Agreement, Quantinuum retains ownership of any code, algorithm or software developed in connection with its performance and grants Honeywell a perpetual, royalty-free license to use any such computational chemistry software for Honeywell's internal purposes. The First Framework Agreement terminated upon completion of the project that was the subject thereof.
Pursuant to the First Framework Agreement, Honeywell paid Quantinuum $1.0 million for the year ended December 31, 2023.
In February 2024, Quantinuum (Cayman), through its subsidiary Quantinuum Limited, and Honeywell, through its subsidiary Honeywell Performance Materials & Technologies, entered into a Framework Agreement (the “Second Framework Agreement”) for the provision of computational chemistry software and related services. Quantinuum retains ownership of any code, algorithm or software developed in connection with its performance under the Second Framework Agreement and grants Honeywell a perpetual, royalty-free license to use any such computational chemistry software for Honeywell's internal purposes. The Second Framework Agreement will terminate upon completion of the project that is the subject thereof.
Pursuant to the Second Framework Agreement, Honeywell paid Quantinuum $0.5 million for the year ended December 31, 2025.
National Technology and Engineering Solutions of Sandia (“NTESS”) Statements of Work
In connection with Honeywell Aerospace Technologies’ Cooperative Research and Development Agreement (“CRADA”), Quantinuum (Cayman), through its subsidiaries, collaborates with NTESS, a wholly owned subsidiary of Honeywell and the managing and operating contractor of Sandia National Laboratories, pursuant to three statements of work (each a “SOW”). The SOWs relate to collaborative research and development activities in the areas of (i) integrated photonics, (ii) quantum performance, characterization, benchmarking and validation, and (iii) quantum error correction.
Quantinuum collaborates with NTESS on research and development services in support of the various SOW objectives. Pursuant to the SOWs and consistent with the terms of the CRADA and applicable law, each party shall have the first option to elect to retain title to its own inventions developed under the CRADA; and, with respect to any inventions that are jointly developed under the CRADA, title to the joint inventions shall be jointly owned by Quantinuum and NTESS, in each case subject to the rights and licenses granted to the U.S. Government as set forth in the CRADA and applicable law.
Quantinuum provides funds-in contributions to cover NTESS’s costs of performing agreed research and development activities under the SOWs, such as process development, integration, benchmarking, fabrication support, testing, and characterization. These payments are cost-reimbursable and support NTESS’s execution of defined technical objectives under the SOWs, rather than representing payments for commercial services. In some instances, there is a 3% administration fee applied to the funds-in contributions.
Pursuant to the SOWs, Quantinuum paid NTESS $0.4 million, $0.3 million and $0.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.
Series A and Series A-1 Convertible Preferred Stock Financing
From December 22, 2023 to April 4, 2024, we sold an aggregate of (a) 23,119,001 shares of our Series A convertible preferred stock and (b) 28,016,966 shares of our Series A-1 convertible preferred stock at a purchase price of $14.31 per share, or $11.81 per share with respect to any shares issued pursuant to the cancellation or conversion of previously issued convertible securities, for an aggregate purchase price of approximately $300.0 million. The following tables summarize purchases of our Series A and Series A-1 convertible preferred stock by related parties:

Stockholders	Shares of Series A Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Honeywell(1)	8,805,025	$125,999,894
__________________
(1)Includes shares of Series A preferred stock purchased by HHII. This entity and other entities affiliated with Honeywell collectively hold more than 5% of our outstanding capital stock.

Stockholders	Shares of Series A-1 Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Honeywell(1)	26,095,832	$279,374,886
Entities affiliated with Cambridge Quantum(2)	595,503	$6,437,740
__________________
(1)Includes shares of Series A-1 preferred stock purchased by HHII. This entity and other entities affiliated with Honeywell collectively hold more than 5% of our outstanding capital stock.
(2)Includes shares of Series A-1 preferred stock purchased by CQ Invest I LLC and CQ Invest II Limited. This entity and other entities affiliated with Cambridge Quantum collectively hold more than 5% of our outstanding capital stock.
Series B Preferred Stock Financing
From August 15, 2025 to December 31, 2025, we sold an aggregate of 31,336,698 shares of our Series B convertible preferred stock at a purchase price of $26.77 per share, for an aggregate purchase price of approximately

$838.8 million. The following table summarizes purchases of our Series B convertible preferred stock by related parties:

Stockholders	Shares of Series B Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Honeywell(1)	13,074,874	$349,999,995
Entities affiliated with Cambridge Quantum(2)	528,598	$14,159,904
__________________
(1)Includes shares of Series B preferred stock purchased by HHII. This entity and other entities affiliated with Honeywell collectively hold more than 5% of our outstanding capital stock.
(2)Includes shares of Series B preferred stock purchased by CQ Invest I LLC. This entity and other entities affiliated with Cambridge Quantum collectively hold more than 5% of our outstanding capital stock.
Director and Officer Indemnification and Insurance
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”
Related Person Transaction Policy
Our Board recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception thereof). Prior to the consummation of this offering, our Board intends to adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy is intended to cover, with certain exceptions set forth in Item 404 of Regulation S-K, any transaction, arrangement or relationship, or any series of similar transactions, arrangements, or relationships, in which we (including any of our subsidiaries) are, were or will be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person has, had, or will have a direct or indirect material interest. Under the policy, our legal staff will be primarily responsible for developing and implementing processes and procedures to obtain information regarding related persons with respect to potential related person transactions and then determining, based on the facts and circumstances, whether such potential related person transactions do, in fact, constitute related person transactions requiring compliance with the policy. If our legal staff determines that a transaction or relationship is a related person transaction requiring compliance with the policy, the Chief Legal Officer will be required to present to the audit committee all relevant facts and circumstances relating to the related person transaction. The audit committee will be required review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, whether the transaction is inconsistent with the interest of our and its stockholders, and the extent of the related person’s interest in the transaction, take into account the conflicts of interest and corporate opportunity provisions of our code of business conduct and ethics (which will be adopted prior to the completion of this offering), and either approve or disapprove the related person transaction. If advance audit committee approval of a related person transaction requiring the audit committee’s approval is not feasible, then the transaction may be preliminarily entered into by management upon prior approval of the transaction by the Chair of the audit committee subject to ratification of the transaction by the audit committee at the audit committee’s next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. If a transaction was not initially recognized as a related person transaction, upon such recognition the transaction will be presented to the audit committee for ratification at the audit committee’s next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. Management will be required to update the audit committee as to any material changes to any approved or ratified related person transaction and to provide a status report at least annually of all then current related person transactions. No director may participate in approval of a related person transaction for which he or she is a related person.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock (i) immediately following the consummation of the Reorganization Transactions (excluding this offering), as described in “Organizational Structure” and (ii) as adjusted to give effect to this offering, for:
•each of our directors;
•each of our named executive officers;
•all directors and executive officers as a group; and
•each person, or group of persons, known to us who beneficially owns more than 5% of our capital stock.
The numbers of shares of Class A common stock and Class B common stock, beneficially owned, percentages of beneficial ownership, and percentages of combined voting power before and after this offering that are set forth below are based on (i) the number of shares and Common Units to be issued and outstanding prior to and after this offering, after giving effect to the Transactions and (ii) an assumed initial public offering price of $           per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). See “Organizational Structure.”
The amounts and percentages of Class A common stock and Class B common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, provided that any person who acquires any such right with the purpose or effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise of such right. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated, the address of all listed stockholders is 303 S Technology Court, Broomfield, CO 80021.

Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Class A Common Stock						Class B Common Stock						Combined Voting Power(1)
	Shares Prior to the Offering		Shares After the Offering		Shares After Offering, Including Full Option Exercise		Shares Prior to the Offering		Shares After the Offering		Shares After Offering, Including Full Option Exercise		Prior to the Offering	After Offering	After offering, Including Full Option Exercise
Name of Beneficial Owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	%	%	%
5% Stockholders
Honeywell(2)
Entities affiliated with Cambridge Quantum(3)
Named Executive Officers and Directors:
Dr. Rajeeb Hazra(4)

All executive officers and directors as a group ( persons)
__________________
*Represents beneficial ownership of less than one percent of the shares of our common stock.
(1)Represents the percentage of voting power of our Class A common stock and Class B common stock voting as a single class. Each share of Class A common stock and Class B common stock entitles the registered holder to one vote per share on matters presented to stockholders for a vote, including the election of directors. The Class A common stock and Class B common stock will vote as a single class on all matters except as required by law or our amended and restated certificate of incorporation. Our Class B common stock does not have any of the economic rights (including rights to dividends and distributions upon dissolution or liquidation) associated with our Class A common stock. See “Description of Capital Stock.”
(2)
(3)
(4)

DESCRIPTION OF CAPITAL STOCK
General
Prior to the consummation of this offering, we will file an amended and restated certificate of incorporation and we will adopt our amended and restated bylaws. Our amended and restated certificate of incorporation will authorize capital stock as follows:
•               shares of Class A common stock, $0.0001 par value per share;
•               shares of Class B common stock, $0.0001 par value per share; and
•               shares of undesignated preferred stock, with a par value per share that may be established by our Board in the applicable certificate of designations.
We are selling             shares of Class A common stock in this offering (           shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable. We are issuing           shares of Class B common stock to the Continuing Common Unitholders in connection with the Transactions for nominal consideration.
The following summary describes the material provisions of our capital stock and certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will become effective prior to the completion of this offering, and of the General Corporation Law of the State of Delaware (the “DGCL”), and is qualified by reference to the amended and restated certificate of incorporation, the amended and restated bylaws and the DGCL. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.
Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of our Class A common stock.
Common Stock
Class A common stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and on which the holders of the Class A common stock are entitled to vote.
Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.
Holders of shares of our Class A common stock do not have preemptive, subscription, redemption, or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.
Holders of shares of our Class A common stock will vote together with holders of our Class B common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to the amended and restated certificate of incorporation or as otherwise required by applicable law or our amended and restated certificate of incorporation. Any amendment to our amended and restated certificate of incorporation that gives holders of the Class B common stock (i) any rights to receive dividends (subject to certain exceptions) or any other kind of distribution, (ii) any right to convert into or be exchanged for shares of Class A common stock, or (iii) any other economic rights shall, in addition to the vote of the holders of shares of any class or series of our capital stock required by law, also require the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock voting separately as a class.
Class B common stock
Each share of our Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders and on which the holders of the Class B common stock are entitled to vote.
Shares of Class B common stock will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of Common Units held by the Continuing Common Unitholders and the number of shares of Class B common stock issued to the Continuing Common Unitholders. Shares of Class B common stock are transferable only together with an equal number of Common Units. Only permitted transferees of Common Units held by the Continuing Common Unitholders will be permitted transferees of Class B common stock. See “Certain Relationships and Related Party Transactions—Quantinuum Holdings LLCA.” The outstanding shares of Class B common stock will be convertible at the option of the holder into shares of Class A common stock on a one-for-one basis. Once converted into Class A common stock, such shares of Class B common stock so converted will not be reissued. Shares of Class B common stock automatically transferred to Quantinuum Inc. upon the redemption or exchange of their Common Units pursuant to the terms of the Quantinuum Holdings LLCA and will be canceled and may not be reissued.
Holders of shares of our Class B common stock will vote together with holders of our Class A common stock, as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our amended and restated certificate of incorporation described below or as otherwise required by applicable law or our amended and restated certificate of incorporation.
Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Upon the exchange of a Common Unit (together with a share of Class B common stock) for Class A common stock, the shares of Class B common stock will be automatically transferred to Quantinuum Inc. for no consideration and will be canceled and no longer outstanding. Such shares of Class B common stock may not be reissued. Any amendment of our amended and restated certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends or any other kind of distribution or (2) any other economic rights will require, in addition to any stockholder approval required by applicable law, the affirmative vote of holders of a majority of the outstanding shares of our Class A common stock voting separately as a class.
Upon the consummation of the Transactions, the Continuing Common Unitholders will own, in the aggregate,           shares of our Class B common stock.
Preferred Stock
Upon the consummation of the Transactions and the effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of the Transactions, the total of our authorized shares of preferred stock will be           shares. Upon the consummation of the Transactions, we will have no shares of preferred stock outstanding.
Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of the Transactions, our Board is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our Board has the discretion to determine the number and designation of such series and the powers, rights, preferences, privileges, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, and the qualifications, limitations, or restrictions, of each series of preferred stock.

The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific preferred stock issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the voting power of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock, or subordinating the dissolution or liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.
Registration Rights
We intend to enter into a Registration Rights Agreement with certain of the Continuing Common Unitholders in connection with this offering pursuant to which such parties will have specified rights to require us to register all or a portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Forum Selection
Our amended and restated bylaws will provide that, unless we otherwise consent in writing, (A) (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholder to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware; and (B) the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; provided, however, that the foregoing choice of forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our amended and restated bylaws will also provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
Dividends
Declaration and payment of any dividend will be subject to the discretion of our Board. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors our Board may consider relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore, do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. See “Dividend Policy” and “Risk Factors—General Risks—We do not intend to pay dividends for the foreseeable future.”
Anti-takeover Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect prior to the consummation of the Transactions, will contain provisions that may delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board the power to discourage acquisitions that some stockholders may favor.
Authorized but Unissued Shares
The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the rules of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans and, as described under “Certain Relationships and Related Party Transactions—Quantinuum Holdings LLCA —Common Unit redemption right,” funding of redemptions of Common Units. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our Board will be divided into three classes of directors, with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board.
Stockholder Action; Special Meetings of Stockholders
Our amended and restated certificate of incorporation will provide that, at any time when the Continuing Common Unitholders beneficially own, in the aggregate, at least a majority of the voting power of our outstanding capital stock, our stockholders may take action by consent without a meeting, and at any time when the Continuing Common Unitholders beneficially own, in the aggregate, less than the majority of the voting power of our outstanding capital stock, our stockholders may not take action by consent without a meeting, but may only take action at a meeting of stockholders. Our amended and restated certificate of incorporation will further provide that at any time when the Continuing Common Unitholders beneficially own, in the aggregate, at least a majority of the voting power of our outstanding capital stock, our stockholders may call a special meeting of stockholders, and at any time when the Continuing Common Unitholders beneficially own, in the aggregate, less than the majority of the voting power of our outstanding capital stock, special meetings of our stockholders may be called only by a majority of our Board, our Chairman, or our Chief Executive Officer, as applicable, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and requirements and provide us with certain information in the timeframe set forth in the bylaws. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

No Cumulative Voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
Amendment of Certificate of Incorporation or Bylaws
The DGCL provides generally that the affirmative vote of the holders of a majority in voting power of the shares entitled to vote on the matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation will provide that the affirmative vote of holders of at least % of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director and officer liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive forum. Our amended and restated certificate of incorporation will provide that the Board may adopt, amend, alter, or repeal our bylaws. In addition, our amended and restated certificate of incorporation will provide that the stockholders may also adopt, amend, alter, or repeal our bylaws by the affirmative vote of the holders of at least % of the voting power of the then-outstanding shares of capital stock entitled to vote thereon.
Section 203 of the DGCL
We will opt out of Section 203 of the DGCL, and the restrictions and limitations set forth therein. However, our amended and restated certificate of incorporation will contain provisions that are similar to Section 203 of the DGCL. Specifically, our amended and restated certificate of incorporation will provide that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board, or, upon becoming an interested stockholder, owned at least 85% of the voting power of the outstanding stock or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
However, in our case, the Continuing Common Unitholders and any of their respective affiliates and any of their respective direct or indirect transferees of our common stock will not be deemed to be “interested stockholders” for the purposes of our amended and restated certificate of incorporation regardless of the percentage of our outstanding voting stock owned by them, and accordingly will not be subject to such restrictions.
Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated bylaws will provide indemnification for our directors and officers to the fullest extent permitted by Delaware law. Prior to the consummation of the Transactions, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors and certain officers for monetary damages resulting from breaches of certain fiduciary duties as a director or officer, as applicable.
These provisions may be held not to be enforceable for violations of the U.S. federal securities laws.
Corporate Opportunity Doctrine
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to Honeywell, any of our directors who are employees of or affiliated with Honeywell, or any director or stockholder who is not employed by us. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the Continuing Common Unitholders, any of our directors who are employees of or affiliated with Honeywell, or any director or stockholder who is not employed by us or our affiliates will not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by applicable law, if Honeywell, any of our directors who are employees of or affiliated with Honeywell, or any director or stockholder who is not employed by us acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity, unless such opportunity was expressly offered to them solely in their capacity as a director, executive officer or employee of us or our affiliates. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of the corporation unless (1) we would be permitted to undertake such transaction or opportunity in accordance with our amended and restated certificate of incorporation, (2) we, at such time have sufficient financial resources to undertake such transaction or opportunity, (3) we have an interest or expectancy in such transaction or opportunity and (4) such transaction or opportunity would be in the same or similar line of our business in which we are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to an employee director or employee in his or her capacity as a director or employee of Quantinuum Inc.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation or conversion or transfer, domestication or continuance of Quantinuum Inc. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation or conversion or transfer, domestication or continuance will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Listing
We intend to apply to list our Class A common stock on Nasdaq under the symbol “QNT.”
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock and Class B common stock will be        .

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon redemption or exchange of Common Units of the Continuing Common Unitholders), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we intend to apply to have our Class A common stock listed on, we cannot assure you that there will be an active public market for our Class A common stock.
Upon the closing of this offering, we will have an aggregate of           shares of Class A common stock outstanding, assuming the issuance of        shares of Class A common stock offered by us in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below. In addition, following this offering, shares of our Class A common stock issuable pursuant to awards granted under certain of our equity plans that are covered by a registration statement on Form S-8 will be freely tradable in the public market, subject to certain contractual and legal restrictions described below.
None of the shares of Class A common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including Rules 144 or 701 under the Securities Act, which are summarized below.
In addition, each Common Unit held by the Continuing Common Unitholders will be redeemable by Quantinuum Holdings, at the election of each Continuing Common Unitholder, for, at our election (determined solely by our independent directors (within the meaning of the rules of Nasdaq) who are disinterested), newly issued shares of our Class A common stock on a one-for-one basis or, to the extent there is cash available from a substantially contemporaneous public offering or private sale of Class A common stock by us, a cash payment equal to the net amount of cash received from such sale of a corresponding number of shares of Class A common stock by us and, in either case, contributed to Quantinuum Holdings, in each case, in accordance with the terms of the Quantinuum Holdings LLCA; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of Nasdaq) who are disinterested), we may effect a direct exchange by us of such Class A common stock or such cash, as applicable, for such Common Units. The Continuing Common Unitholders may, subject to certain exceptions, exercise such redemption right for as long as their Common Units remain outstanding. See “Certain Relationships and Related Party Transactions—Quantinuum Holdings LLCA.” Upon consummation of the Transactions, the Continuing Common Unitholders will hold           Common Units, all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into a Registration Rights Agreement with certain of the Continuing Common Unitholders that will require us, subject to customary conditions, to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Lock-Up Agreements
We, our officers and directors, and holders of substantially all of our shares of capital stock or other securities convertible into or exchangeable for shares of our capital stock outstanding upon consummation of this offering have agreed or will agree that, without the prior written consent of                    , we and they will not, subject to certain exceptions, during the period ending           days after the date of this prospectus:
•offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, or exchangeable for, or that represent the right to receive, shares of our Class A common stock; or
•engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to, or which reasonably could be expected to lead to, or result in, a sale, loan, pledge or other disposition of shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock, whether any transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise.
Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. See “Underwriting” for additional information.
In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders that contain market standoff provisions imposing restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of             days following the date of this prospectus.
Rule 144
In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without complying with any of the requirements of Rule 144.
Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act and subject to applicable lock-up restrictions described above, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement (but subject to all other requirements of Rule 144), and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements (but subject to the manner-of-sale restrictions).
Registration Rights
See “Certain Relationships and Related Party Transactions—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.
Equity Incentive Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of Class A common stock issuable under our 2026 Plan.
We expect to file the registration statement covering shares offered pursuant to our 2026 Plan shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144, subject to compliance with the terms of lock-up agreements applicable to such shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.
This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•brokers, dealers, or traders in securities;
•“controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;
•persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and
•persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.
If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As described in the “Dividend Policy” section of this prospectus, we do not anticipate declaring or paying any dividends on our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption.
However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING
We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Jefferies LLC and Evercore Group L.L.C. are acting as joint book-running managers of the offering and           and             are the representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Jefferies LLC
Evercore Group L.L.C.
Total
The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to            additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the initial public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $          per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $              . We have also agreed to reimburse the underwriters for certain expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $              .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our Class A common stock or Class B common stock (the “common stock”), or any options, rights or warrants to purchase any shares of common stock or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, common stock, including Common Units of Quantinuum Holdings convertible or exercisable or exchangeable for or that represent the right to receive common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, undertake any of the foregoing (other than filings on Form S-8 relating to our stock plans), or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of                             for a period of          days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.
The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus; or (iii) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.
Our directors and executive officers, and substantially all of our stockholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of            days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of                      , (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or stockholders of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our Board and made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.
                    , in its sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
We will apply to have our Class A common stock approved for listing/quotation on Nasdaq under the symbol “QNT”.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of Class A common stock, which involve the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of Class A common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of Class A common stock, in whole or in part, or by purchasing shares of Class A common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of Class A common stock through the option to purchase additional shares of Class A common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of Class A common stock in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares of Class A common stock as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on                    , in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•the information set forth in this prospectus and otherwise available to the representatives;
•our prospects and the history and prospects for the industry in which we compete;
•an assessment of our management;
•our prospects for future earnings;
•the general condition of the securities markets at the time of this offering;
•the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares of Class A common stock will trade in the public market at or above the initial public offering price.
Other Relationships
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. For example, an affiliate of J.P. Morgan Securities LLC, one of the underwriters in this offering, is one of our stockholders.

Selling Restrictions
General
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant State”) no shares of Class A common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of Class A common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares of Class A common stock may be offered to the public in that Relevant State at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares of Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. Each person who initially acquires any shares of Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares of Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom
No shares of Class A common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom, except that the shares of Class A common stock may be offered to the public in the United Kingdom at any time:
(A)where the offer is conditional on the admission of the shares of Class A common stock to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 to POATRs);
(B)to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;
(C)to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs), subject to obtaining the prior consent of representatives for any such offer; or
(D)in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares of Class A common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to buy or subscribe for any shares of Class A common stock and the expression “POATRs” means the Public Offers and Admissions to Trading Regulations 2024.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares of Class A common stock in the United Kingdom within the meaning of the POATRs. Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Canada
The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland
This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares of Class A common stock. No shares of Class A common stock have been offered or will be offered to the public in Switzerland, except that offers of shares of Class A common stock may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (the “FinSA”):
(i)to any person which is a professional client as defined under the FinSA;
(ii)to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
(iii)in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance, provided that no such offer of shares of Class A common stock shall require us or any investment bank to publish a prospectus pursuant to Article 35 FinSA.
The shares of Class A common stock have not been and will not be listed or admitted to trading on a trading venue in Switzerland.
Neither this document nor any other offering or marketing material relating to the shares of Class A common stock constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares of Class A common stock may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to Prospective Investors in Australia
This prospectus:
•does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•has not been, and will not be, lodged with the Australian Securities and Investments Commission (the “ASIC”) as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
•may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (the “Exempt Investors”).
The shares of Class A common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of Class A common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of Class A common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of Class A common stock, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of Class A common stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of Class A common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of Class A common stock, offer, transfer, assign or otherwise alienate those shares of Class A common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan
The shares of Class A common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act (the “FIEA”). Accordingly, none of the shares of Class A common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Hong Kong
The shares of Class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made under the SFO; or (b) in other circumstances which do not result in this prospectus being a “prospectus” (as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of Class A common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:
(a)to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time) (the “SFA”) pursuant to Section 274 of the SFA;
(b)to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
(c)otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of Class A common stock pursuant to an offer made under Section 275 of the SFA except:
i.to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
ii.where no consideration is or will be given for the transfer;
iii.where the transfer is by operation of law;
iv.as specified in Section 276(7) of the SFA; or
v.as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of Class A common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of Class A common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
In relation to its use in the Dubai International Financial Centre (the “DIFC”) this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to Prospective Investors in Israel
This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”) and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of Class A common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the “Addendum”) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), or, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Notice to Prospective Investors in the Cayman Islands
We are not licensed to conduct investment business in the Cayman Islands by the Cayman Islands Monetary Authority and this prospectus does not constitute an offer to members of the public of the shares of our Class A common stock whether by way of sale or subscription, in the Cayman Islands. The shares of our Class A common stock have not been offered or sold, will not be offered or sold and no invitation to subscribe for the shares of our Class A common stock will be made, directly or indirectly, to members of the public in the Cayman Islands.

LEGAL MATTERS
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
The financial statements of Quantinuum as of December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of Class A common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and our Class A common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You may read our SEC filings, including this registration statement, over the internet at the SEC’s website at www.sec.gov. Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the SEC’s website referred to above. We also maintain a corporate website at www.quantinuum.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Quantinuum
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Quantinuum and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, temporary equity and shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter
As described in Note 19 to the financial statements, the Company has entered into significant related party transactions. Our opinion is not modified with respect to this matter.
/s/Deloitte & Touche LLP
Charlotte, North Carolina
March 30, 2026
We have served as the Company’s auditor since 2021.

Quantinuum
Consolidated Balance Sheets

	December 31,
	2025	2024
(Dollars in thousands except share data)
ASSETS
Current assets:
Cash and cash equivalents	$762,642	$172,343
Accounts receivable	5,068	4,722
Due from Honeywell	604	493
Net investment in lease, current	5,773	—
Other current assets	27,754	21,381
Total current assets	801,841	198,939
Property and equipment—net	120,965	72,734
Goodwill	784,822	730,083
Other intangible assets—net	114,282	51,935
Net investment in lease, non-current	10,102	—
Other assets—net	13,613	16,666
Total assets	$1,845,625	$1,070,357
LIABILITIES
Current liabilities:
Accounts payable	$10,620	$8,087
Due to Honeywell	1,273	819
Accrued liabilities	44,358	21,944
Total current liabilities	56,251	30,850
Warrant liability	38,400	35,500
License payable, non-current portion	55,345	—
Other liabilities	8,036	5,374
TEMPORARY EQUITY
Series A convertible redeemable preferred stock, $0.0001 par value per share; 31,983,034 shares authorized as of December 31, 2025 and 2024; 23,119,001 shares issued and outstanding as of December 31, 2025 and 2024; liquidation preference of $423,540 and $374,990 as of December 31, 2025 and 2024, respectively	288,129	288,129
Series A-1 convertible redeemable preferred stock, $0.0001 par value per share; 28,016,966 shares authorized, issued and outstanding as of December 31, 2025 and 2024; liquidation preference of $479,931 and $375,149 as of December 31, 2025 and 2024, respectively	400,978	400,978
Series B convertible redeemable preferred stock, $0.0001 par value per share; 31,753,266 and 0 shares authorized as of December 31, 2025 and 2024; 31,336,698 and 0 shares issued and outstanding as of December 31, 2025 and 2024; liquidation preference $878,368 and $0 as of December 31, 2025 and 2024, respectively	824,834	—
SHAREHOLDERS' EQUITY
Common stock	30	30
Additional paid-in-capital	914,844	917,902
Accumulated other comprehensive income (loss)	3,542	(56,203)
Accumulated deficit	(744,764)	(552,203)
Total equity	173,652	309,526
Total liabilities and equity	$1,845,625	$1,070,357
The Notes to the Consolidated Financial Statements are an integral part of this statement.

Quantinuum
Consolidated Statements of Operations

	Years Ended December 31,
	2025	2024
(Dollars in thousands except share data)
Revenue—net	$30,931	$22,979
Costs and expenses:
Cost of revenue	4,730	10,807
Amortization expense	11,357	11,357
Research and development expenses—net	165,421	122,242
Sales and marketing expenses	18,863	10,279
General and administrative expenses	29,855	21,048
Total costs and expenses	230,226	175,733
Loss from operations	(199,295)	(152,754)
Interest income—net	(12,682)	(10,025)
Loss on change in fair value of warrant liabilities	2,900	700
Other expense—net	2,973	409
Loss before taxes	(192,486)	(143,838)
Tax expense	75	233
Net loss	$(192,561)	$(144,071)
Net loss per share attributable to common stockholders—basic and diluted	$(0.64)	$(0.48)
Weighted-average shares used in computing net loss per share attributable to common stockholders—basic and diluted	300,000,001	300,000,001
The Notes to the Consolidated Financial Statements are an integral part of this statement.

Quantinuum
Consolidated Statements of Comprehensive Loss

	Years Ended December 31,
	2025	2024
	(Dollars in thousands)
Net loss	$(192,561)	$(144,071)
Foreign exchange translation adjustment, net of tax of zero	59,745	(11,377)
Comprehensive loss	$(132,816)	$(155,448)
The Notes to the Consolidated Financial Statements are an integral part of this statement.

Quantinuum
Consolidated Statements of Cash Flows

	Years Ended December 31,
	2025	2024
	(Dollars in thousands)
Cash flows from operating activities:
Net loss	$(192,561)	$(144,071)
Adjustments to reconcile to net cash used for operating activities
Depreciation and amortization	29,775	32,225
Noncash lease expense	3,022	2,587
Sales under sales-type lease	(16,526)	—
Minority owner stock compensation expense	—	255
Honeywell stock compensation expense	—	108
Loss on change in fair value of warrant liabilities	2,900	700
Loss on disposal and write down of assets	1,298	693
Interest expense	7	12
Foreign exchange loss—net	(116)	6
Access to quantum computing hardware	6,379	5,119
Changes in operating assets and liabilities
Accounts receivable	(258)	(3,773)
Due from Honeywell	(98)	(469)
Other current assets	(6,762)	(9,306)
Net investment in leases	5,773	—
Other assets—net	(1,161)	(399)
Accounts payable	(5,431)	(5,140)
Due to Honeywell	1,155	(2)
Deferred revenue to Honeywell	—	(86)
Accrued liabilities	11,746	631
Other liabilities	585	—
Net cash used for operating activities	(160,273)	(120,910)
Cash flows from investing activities:
Payments for licensed technology	(10,000)	—
Capital expenditures	(65,077)	(13,982)
Net cash used for investing activities	(75,077)	(13,982)
Cash flows from financing activities:
Proceeds from the issuance of preferred stock to Honeywell	350,000	76,000
Proceeds from the issuance of preferred stock to unrelated parties, net of issuance costs	474,834	64,558
Other financing	—	(12)
Net cash provided by financing activities	824,834	140,546
Effect of exchange rate changes on cash and cash equivalents	815	(580)
Net increase in cash and cash equivalents	590,299	5,074
Cash and cash equivalents at beginning of period	172,343	167,269
Cash and cash equivalents at end of period	$762,642	$172,343

Non-cash investing and financing activities:
Non-cash acquisition of license technology	59,952	—
Unpaid purchases of property and equipment	7,939	9,849
Deemed distribution	3,058	—
Supplemental cash flow information:
Income taxes paid, net of refunds	439	613
Interest paid	7	7
The Notes to the Consolidated Financial Statements are an integral part of this statement.

Quantinuum
Consolidated Statements of Temporary Equity and Shareholders' Equity

	Temporary Equity		Shareholders' Equity
	Convertible Redeemable Preferred Stock (Series A, A-1 and B)		Common Stock (Class A and B)
	Shares	$	Shares	$	Additional paid-in-capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total
	(Dollars in thousands except share data)
Balance at December 31, 2023	40,863,431	$544,720	300,000,001	$30	$917,539	$(44,826)	$(408,132)	$464,611

Changes in equity
Issuance of Series A convertible redeemable preferred stock, net of issuance costs	10,272,536	144,387	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(144,071)	(144,071)
Minority owner stock compensation expense	—	—	—	—	255	—	—	255
Honeywell stock compensation expense	—	—	—	—	108	—	—	108
Foreign exchange translation adjustment	—	—	—	—	—	(11,377)	—	(11,377)
Balance at December 31, 2024	51,135,967	$689,107	300,000,001	$30	$917,902	$(56,203)	$(552,203)	$309,526

Changes in equity
Issuance of Series B convertible redeemable preferred stock, net of issuance costs	31,336,698	824,834	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(192,561)	(192,561)
Deemed distribution	—	—	—	—	(3,058)	—	—	(3,058)
Foreign exchange translation adjustment	—	—	—	—	—	59,745	—	59,745
Balance at December 31, 2025	82,472,665	$1,513,941	300,000,001	$30	$914,844	$3,542	$(744,764)	$173,652
The Notes to the Consolidated Financial Statements are an integral part of this statement.

NOTE. 1 DESCRIPTION OF ORGANIZATION
ORGANIZATION OF QUANTINUUM
The accompanying Consolidated Financial Statements present the consolidated results of operations, financial position and cash flows of Quantinuum and its consolidated subsidiaries (the "Company"). Quantinuum is a majority-owned subsidiary of Honeywell International Inc. ("Honeywell" or the "Parent"). Quantinuum is an integrated quantum computing company, providing a full-stack quantum technology solution in order to scale quantum computing and develop applications.
Historically, the quantum computing business of Honeywell consisted of the Honeywell Quantum Solutions ("HQS") business. On June 7, 2021, Honeywell entered into an agreement for an intended business combination (the "Business Combination") with Cambridge Quantum Computing Limited ("CQC"), which closed on November 29, 2021. At the closing of the Business Combination, Honeywell contributed the assets and liabilities of HQS at carrying value in a common control transaction. The combined HQS and CQC businesses formed Quantinuum. Honeywell is the controlling majority-owner of Quantinuum. The Company accounted for the Business Combination using the acquisition method. Under Accounting Standards Codification ("ASC") 810 Consolidations, Quantinuum is a variable interest entity, with Honeywell operating as the primary beneficiary and thus the accounting acquirer due to its ability to significantly impact the results and operations of the Quantinuum business. Under the acquisition method of accounting, the net identified assets acquired of CQC were recorded at estimated fair value at the acquisition date. The legal entity name for HQS changed in 2021 to Quantinuum LLC (“QLLC”) and the legal entity name for CQC changed in 2023 to Quantinuum Ltd. (“QLTD”).
On December 22, 2023, the Company entered into a convertible redeemable preferred stock purchase agreement ("SPA") to issue Series A convertible redeemable preferred stock with a $0.0001 par value per share for a total of $300.0 million. In exchange, Honeywell invested $50.0 million and unrelated parties invested $103.0 million. As of December 31, 2023, the Company had costs of $5.3 million directly attributed to the issuance of Series A preferred stock, these costs were charged against the proceeds from the issuance. During the year ended December 31, 2023 the Company issued 6,988,121 warrants for the purchase of additional preferred equity securities at an exercise price of $14.31 per share. The warrants may be exercised by paying cash or through a cashless (net share settlement) and are to be exercised the earlier of 10 years or a termination event as defined by the SPA.
In January and March 2024, the Company received $50.0 million and $21.0 million, respectively from unrelated parties and in April 2024, the Company received $76.0 million from Honeywell to complete the SPA funding round. During the year ended December 31, 2024 an additional $2.6 million of issuance costs were charged against the proceeds from the issuance. No warrants were issued during the year ended December 31, 2024. Refer to Note 12 — Convertible Redeemable Preferred Stock for further details.
On August 15, 2025, the Company entered into a convertible redeemable preferred SPA to issue Series B convertible redeemable preferred stock with a $0.0001 par value per share for a total of $838.8 million. In exchange, Honeywell invested $350.0 million and unrelated parties invested $488.8 million. A portion of the investment from unrelated parties, totaling $88.1 million, was made through an aggregator entity, Colorado Holdco, in which investors subscribed to Class A Shares of Colorado Holdco at a price of $26.77 per share. The Class A Shares of Colorado Holdco provide an indirect economic interest that mirrors the Company's Series B convertible redeemable preferred stock; however, Honeywell retains 100% voting control over the Company's shares held by Colorado Holdco, and the Class A shareholders of Colorado Holdco have no voting rights. The remaining investment from unrelated parties was made directly into the Company's Series B convertible redeemable preferred stock. Refer to Note 12 — Convertible Redeemable Preferred Stock for further details.
As of December 31, 2025 Honeywell is the controlling majority-owner of Quantinuum, with an overall 55% ownership in the business, with 34% ownership in the business held by pre-existing CQC shareholders, and the remaining 11% held by several minority investors.

NOTE. 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The accompanying Consolidated Financial Statements reflect the historical results of operations and comprehensive loss, financial position, and cash flows in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Consolidated Financial Statements include the accounts of Quantinuum and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation. Transactions between the Company and Honeywell that are required to be cash settled have been included in the Consolidated Balance Sheets as amounts Due from Honeywell and Due to Honeywell. Refer to Note 19 — Related Party Transactions for further details.
Although the Company was historically included in the consolidated income tax returns of Honeywell, the Company’s income taxes are computed and reported herein under the separate return method. Use of the separate return method may result in differences when the sum of the amounts allocated to stand-alone tax provisions are compared with amounts presented in the Consolidated Financial Statements of the Company. In that event, the related deferred tax assets and liabilities could be significantly different from those presented herein.
The Company is classified as a partnership for U.S. tax purposes. The Company wholly-owns QLLC, a U.S. entity which is disregarded for U.S. tax purposes and not subject to U.S. tax. As the Company is classified as a partnership for U.S. purposes, Honeywell reported its allocable share of Quantinuum LLC's U.S. current and deferred taxes on Honeywell's separate consolidated financial statements. Accordingly, the Company's Consolidated Financial Statements do not present the U.S. current or deferred taxes for 2025 and 2024. For additional information, see Note 15 — Income Taxes.
EMERGING GROWTH COMPANY
Section 102(b)(1) of the Jumpstart Our Business Startups Act (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time the Company is no longer considered to be an emerging growth company. At times, the Company may elect to early adopt a new or revised standard.
RECENT ACCOUNTING PRONOUNCEMENTS
The Company considers the applicability and impact of all Accounting Standards Updates ("ASU"s) issued by the FASB. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Consolidated Financial Statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, to require greater disaggregation of income tax disclosures. The new standard requires additional disclosure requirements pertaining to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. ASU 2023-09 should be applied prospectively for fiscal years beginning after December 15, 2024, for public business entities, with application of the standard on a retrospective basis permitted. For all other entities, the ASU is effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued. The Company is currently assessing the impact, if any, that ASU 2023-09 would have on its Consolidated Financial Statements.

In March 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), to enhance the transparency of income statement expenses for public business entities. The new standard requires public companies to provide new annual and interim disclosures with a detailed disaggregation of specific expense categories, such as employee compensation, depreciation, and amortization, within relevant expense captions. ASU 2024-03 is effective for the Company for annual periods beginning after December 15, 2026, and is to be applied on a retrospective basis, with early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2024-03 would have on its Consolidated Financial Statements.
In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which introduces targeted improvements to the accounting for the costs of developing internal-use software. The new standard provides new guidance on how to evaluate whether the project probable-to-complete recognition threshold has been met in order to capitalize certain costs. ASU 2025-06 is effective for all entities for annual periods beginning after December 15, 2027, including interim periods within those annual periods, with early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2025-06 would have on its Consolidated Financial Statements.
In December 2025, the FASB issued ASU 2025‑10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which establishes comprehensive authoritative guidance on the recognition, measurement, presentation, and disclosure of government grants received by business entities. The new standard provides a structured framework for determining when a grant should be recognized, how it should be measured, and how related information should be presented within the financial statements. ASU 2025‑10 is effective for public business entities for annual periods beginning after December 15, 2028, including interim periods within those annual periods. For all other entities, the ASU is effective for annual periods beginning after December 15, 2029, and early adoption is permitted. The Company is currently assessing the impact, if any, that ASU 2025-10 would have on its Consolidated Financial Statements.
In December 2025, the FASB issued ASU 2025‑11, Interim Reporting (Topic 270): Narrow‑Scope Improvements, which clarifies the application of interim reporting requirements and reorganizes existing disclosure guidance to improve navigability within the Codification. The amendments specify the form and content requirements for interim financial statements, provide a comprehensive list of required interim disclosures, and introduce a principle requiring disclosure of events occurring after the prior annual period that materially impact the entity. ASU 2025‑11 is effective for interim periods within annual reporting periods beginning after December 15, 2027 for public business entities, with a one‑year deferral for all other entities, and early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2025-11 would have on its Consolidated Financial Statements.
In December 2025, the FASB issued ASU 2025‑12, Codification Improvements, which includes a collection of clarifications and technical corrections intended to enhance the consistency and operability of various areas of U.S. GAAP. The amendments address a wide range of topics, including clarifications related to diluted earnings per share, disclosures for lease receivables, and improvements to guidance involving credit loss calculations and treasury stock transactions. ASU 2025‑12 is effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual periods, with early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2025-12 would have on its Consolidated Financial Statements.
OPERATING SEGMENTS
The Company’s Chief Operating Decision Maker ("CODM"), the Chief Executive Officer, manages the business as a single operating and reportable segment. The CODM uses consolidated financial information to allocate resources and assess performance on a consolidated basis. Accordingly, all required financial segment information is presented on a consolidated basis. See Note 18 — Segments and Geographic Areas – Financial Data for further detail.

RESEARCH AND DEVELOPMENT EXPENSES—NET
Research and development expenses—net for projects are expensed as incurred. Costs incurred from research and development activities can include salary, benefits and other employee-related expenses, materials and other direct expenses, facilities expenses, overhead expenses, information technology, and other research and development expenses. Research and development costs pertaining to quantum computing systems that are probable of providing future economic benefit or have alternative future uses are capitalized.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash on hand and highly liquid investments having an original maturity of three months or less.
USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements. Estimates, judgments and assumptions are used in the accounting and disclosure related to, among other items:
•the valuation of deferred income tax assets and uncertain tax positions,
•assumptions used to measure Stock compensation expense, including the fair value of our Common stock,
•useful lives of Property and equipment—net and Other intangible assets—net,
•the assessment for impairment of long-lived assets and Goodwill,
•the fair value valuation of warrant liabilities,
•revenue recognition, including the allocation of transaction price to performance obligations in contracts with customers,
•the determination of the incremental borrowing rate for leases,
•and determination of the discount rate to estimate the present value of the future payments for license technology.
Actual amounts could ultimately differ from these estimated amounts. Changes in estimates will be reflected in the period in which the estimates are revised.
PROPERTY AND EQUIPMENT—NET
Property and equipment—net are recorded at cost, including any asset retirement obligations, less accumulated depreciation. Management determined that hardware assets related to quantum computing systems are deemed to have probable future economic benefit at the time of capitalization and are therefore included in machinery and equipment. Management capitalizes labor costs associated with the building of quantum computing systems and supporting equipment in the period the costs are incurred when it is probable that such costs will provide future economic benefit. Repairs and maintenance costs are expensed as incurred. For financial reporting, the straight-line method of depreciation is used over the estimated useful lives of 6 to 17 years for buildings improvements and 3 to 12 years for machinery and equipment. Recognition of the fair value of obligations associated with the retirement of tangible long-lived assets is required when there is a legal obligation to incur such costs. Upon initial recognition of a liability, the cost is capitalized as part of the related long lived asset and depreciated over the corresponding asset’s useful life. The Company reviews Property and equipment—net for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is not recoverable. An impairment loss is recognized when the carrying value of Property and equipment—net exceeds it fair value. Management determined there was an impairment of $0.3 million for the year ended December 31, 2024 related to an asset held for sale, refer to Note 3 — Other Current Assets for further details. No impairment was recorded for the year ended December 31, 2025.

GOODWILL
In connection to the Business Combination, goodwill represents the excess of consideration paid over the fair value of identifiable net assets assumed. Refer to Note 5 — Goodwill and Other Intangible Assets—net for further details.
Goodwill is deemed to have an indefinite life and is not amortized, but is subject to annual, or more frequent if necessary, impairment testing. In testing goodwill, the Company determines fair value for its reporting unit using the market approach, when available and appropriate, or the income approach, or a combination of both. The Company assesses the valuation methodology based upon the relevance and availability of the data at the time it performs the valuation. If multiple valuation methodologies are used, the results are weighted appropriately. Once the fair value is determined, if the carrying amount exceeds the fair value, it is impaired. Impairment is measured as the difference between the carrying amount and its fair value.
The goodwill related to the Business Combination will be subject to impairment testing annually as of the first day of the fourth quarter, or if a triggering event occurs or changes in circumstances indicate that the carrying amount may not be fully recoverable. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value, not to exceed the carrying value of goodwill. The Company completed its annual goodwill impairment test as of the first day of the fourth quarter of 2025 and 2024, and determined there was no impairment as of that date. The Company is not aware of any triggering events.
OTHER INTANGIBLE ASSETS—NET
Other intangible assets—net with determinable lives consist of patents and technology, customer lists, licensed technology and trademarks and are amortized over their estimated useful lives, ranging from 5 to 14 years. The determination of useful lives and whether or not intangible assets are impaired involves the use of accounting estimates and assumptions. The Company evaluates the recoverability of the carrying amount of our finite-lived intangible assets whenever events or changes in circumstances indicate that the carrying amount of a finite-lived intangible asset group may not be fully recoverable. In such instances where events or changes in circumstances indicate a triggering event exists, the Company compares the carrying amount of the asset grouping to the estimated future undiscounted cash flows. If the carrying amount exceeds the estimated future undiscounted cash flows, the asset grouping is considered to be impaired. The impairment is then measured as the difference between the carrying amount of the asset grouping and its fair value.
CAPITALIZED SOFTWARE—NET
The Company incurs software development costs for internal-use software as well as for external-use software that will be part of a product to be sold, leased, or marketed. Capitalized software is recorded within Other assets—net on the Consolidated Balance Sheets. Refer to Note 6 — Other assets—net for further details.
For internal-use software, capitalization begins during the application development stage when it is considered probable the project will be completed and the software will be used to perform its intended function and ends at the time the software is placed into service. Applicable costs incurred during subsequent efforts to upgrade and enhance the functionality of the software are also capitalized. Once the software is ready for use, capitalized costs are amortized on a straight‑line basis over the estimated useful life, which is typically assessed to be 3 to 5 years.
Capitalization of development costs for software for external use is required upon the establishment of technological feasibility of the product until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. Generally, this occurs shortly before the products are released to production. As a result, no amounts related to software for external use have been capitalized to date.
REVENUE RECOGNITION
The Company derives revenue by providing quantum computing products and solutions. The Company accounts for Revenue—net in accordance with ASC Topic 606, Revenue From Contracts With Customers (“ASC

606”). The core principle of ASC 606 is that an entity shall recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This core principle requires that the Company identify the contract with the customer, identify the performance obligations, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when it satisfies the performance obligation.
Certain of the Company’s contracts contain multiple performance obligations, most commonly in contracts for the sale of specialized quantum computing hardware. Such contracts may also include remote cloud-based hosted access, maintenance, and other related support to the Company’s quantum computing systems. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods and services to the customer. Revenue is recorded based on the transaction price, which includes fixed consideration and estimates of variable consideration, if any. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when or as the performance obligation is satisfied.
When there are multiple performance obligations in a contract, such as for quantum computing hardware, the Company allocates the transaction price to each performance obligation based on its standalone selling price when available. The Company determines standalone selling price based on the observable price of a product or service when it sells the products or services separately in similar circumstances and to similar customers. Certain products and services have limited or no history of being sold on a standalone basis, requiring the Company to estimate the standalone selling price. The Company has determined the standalone selling price based on other contracts for similar products and services adjusted for differing terms than the contract being evaluated, as well as internal pricing guidelines and market factors. In addition, the Company takes into consideration the estimated costs to be incurred to satisfy the performance obligation plus an appropriate profit margin. When the standalone selling price was not known, due to it being either highly variable or uncertain, and the Company has observable standalone selling prices for other performance obligations in the contract, the Company determines the standalone selling price using the residual approach. The estimation of standalone selling price is a critical judgment that can materially impact the amount and timing of revenue recognized for each obligation.
The Company determined that the method of revenue recognition for services depends on the nature of the performance obligation. For services that provide a stand-ready obligation over a period, such as training, revenue is recognized on a straight-line basis. For cloud platform services, the transaction price generally consists of a fixed fee for a defined quantity of quantum computing credits, and the related revenue is recognized as those credits are consumed by the customer.
Performance obligations are satisfied over time if the customer receives the benefits as the Company performs the work, if the customer controls the asset as it is being produced (continuous transfer of control), or if the product being produced for the customer has no alternative use and the Company has a contractual right to payment for performance to date. For performance obligations related to cloud platform, research, and related support services are satisfied over time by providing customers with ongoing access to the Company's resources. The Company uses customer consumption, achievement of contractual milestones, and straight-line measure of progress to recognize revenue as these performance obligations are satisfied over the respective service periods.
Performance obligations to provide customers with specialized quantum computing hardware are assessed to determine if they qualify as a sales-type lease under ASC 842. When contract terms meet the criteria for a sales-type lease, revenue is recognized at a point in time when control of the goods transfers from the Company to the customer. For other arrangements related to specialized quantum computing hardware that do not meet the criteria of a sales-type lease, the obligation is accounted for as a service provided over the contract term and revenue is recognized on a straight-line basis over that period. Refer to Note 10 — Leases for further details.
Billed accounts receivable relate to the rights to consideration of the Company as performance obligations are satisfied when the rights to payment become unconditional but for the passage of time. Contract assets (unbilled accounts receivable) arise when the timing of cash collected from customers differs from the timing of revenue, such as when contract provisions require specific milestones to be met before a customer can be billed. Contract assets are recognized when the revenue associated with the contract is recognized prior to billing and derecognized when billed in accordance with the terms of the contract. Contract liabilities represent customer deposits for services the

Company has not yet provided to the customer. A contract liability is recorded when consideration is received or such consideration is unconditionally due. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period.
The Company recognizes an asset for the incremental costs of obtaining a contract with a customer, if the Company expects the benefit of those costs to be longer than one year. As of December 31, 2025 and 2024, the Company has recorded no capitalized costs to obtain a contract.
Concentrations of credit risk with respect to receivables are limited to the customers of the Company and the Company performs ongoing credit evaluation of its customers. For the years ended December 31, 2025 and 2024 one customer accounted for $18.7 million which represented 60% and $14.6 million which represented 63% of Revenue—net, respectively. Additionally, for the years ended December 31, 2025 and 2024 revenues from the U.S. Government accounted for approximately $5.0 million which represented 16% and $2.1 million which represented 9% of Revenue—net, respectively.
CONVERTIBLE REDEEMABLE PREFERRED STOCK
The Company classified all shares of its Series A convertible redeemable preferred stock, Series A-1 convertible redeemable preferred stock, and Series B convertible redeemable preferred stock as temporary equity on the Consolidated Balance Sheet. The Company recorded its convertible redeemable preferred stock at its respective fair value less issuance costs on the dates of issuance. Refer to Note 12 — Convertible Redeemable Preferred Stock for further information.
STOCK-BASED COMPENSATION PLANS
Certain employees of the Company participate in the stock-based compensation plans sponsored by Honeywell. The awards issued under the stock-based compensation plans, which are described in Note 17 — Stock-Based Compensation, primarily consist of restricted stock units and are based on Honeywell's common shares which are reflected in Additional paid in capital. The cost for such awards is measured at the grant date based on the fair value of the award. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods (generally the vesting period of the equity award) and is included in General and administrative expenses. Forfeitures are estimated at the time of grant to recognize expense for those awards that are expected to vest and are based on our historical forfeiture rates.
Certain employees of the Company participate in the stock-based compensation plan sponsored by the Company ("Quantinuum 2023 Equity Incentive Plan"). The awards issued under the stock-based compensation plan, which are described in Note 17 — Stock-Based Compensation, consist of RSUs and restricted stock that vest subject to a dual-contingency structure, requiring the satisfaction of both a service or annual performance condition and a liquidity event condition. The service-based vesting condition and the annual performance condition, which is tied to the achievement of corporate objectives, are satisfied over a period of four years. The liquidity event condition is an additional performance condition that will be satisfied upon a qualifying liquidity event, such as the consummation of a SPAC transaction, an initial public offering, a direct listing, or a change in control. No awards will vest unless the liquidity event condition occurs on or before the tenth anniversary of the grant.
For the portion of the awards subject to the annual performance condition, the Company determined that a grant date for accounting purposes does not occur until the specific performance metrics are approved and communicated to the employee. The Company remeasures the fair value of these awards at each reporting date until an accounting grant date is achieved, as the service inception date precedes the grant date.
The Company records Stock compensation expense for RSUs and restricted stock on an accelerated attribution method over the requisite service period and only if all vesting conditions are considered probable to be satisfied. As of December 31, 2025 and 2024, the Company has not recognized Stock compensation expense for awards with a liquidity event vesting condition because the event is not probable. In the period in which a liquidity event becomes probable, the Company will record cumulative Stock compensation expense determined using grant-date fair values for awards that satisfied or partially satisfied the service-based or other performance-based vesting conditions. After the liquidity event, Stock compensation expense related to any remaining service-based or other performance-based vesting conditions will be recorded over the remaining requisite service period.
The fair value of the shares of common stock underlying RSUs and restricted stock is required to be estimated, as there is no public market for the common stock. The Company determines the fair value of the Company’s common stock by considering a number of objective and subjective factors including: the valuation of comparable companies, sales of the Company’s convertible redeemable preferred stock or common stock by the Company, the Company’s operating and financial performance, the lack of liquidity of common stock, and general and industry specific economic outlook, amongst other factors.
DEFINED CONTRIBUTION PLANS
On August 1, 2021, the Company adopted a defined contribution plan ("Company Defined Contribution Plan"). Employer contributions related to the Company Defined Contribution Plan for the years ended December 31, 2025 and 2024 were $2.5 million and $2.0 million, respectively, and are reflected in the Consolidated Statements of Operations as a component of Cost of revenue, Research and development expenses—net, Sales and marketing expenses, and General and administrative expenses.
INCOME TAXES
The Company provides for income taxes utilizing the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in the Consolidated Statements of Operations as an adjustment to income tax expense in the period that includes the enactment date.
Significant judgment is required in evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum recognition threshold. The approach for evaluating certain and uncertain tax positions is defined by the authoritative guidance which determines when a tax position is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, the Company is examined by local country tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of the provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision and deferred taxes in the period in which the facts that give rise to a change in estimate become known. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in Income tax expense. For additional information, see Note 15 — Income Taxes.
WARRANTS
The Company evaluates whether warrants issued require accounting as derivatives. The Company concluded that its warrants to purchase preferred stock meet the criteria for liability classification under ASC 480, Distinguishing Liabilities from Equity. The warrants are recorded as a liability on the Consolidated Balance Sheets and measured at fair value at inception and at each reporting date in accordance with ASC 820, Fair Value Measurement, with changes in fair value recognized in the Consolidated Statements of Operations in the period of change.
DEFERRED ISSUANCE COSTS
The Company capitalizes certain legal, accounting, and other third-party fees that are directly associated with in-process equity financings, including the issuance of shares under the initial public offering, as deferred issuance costs until such financings are consummated. After consummation of the financing, these costs are recorded as a reduction of the Additional paid-in-capital generated as a result of the issuance. Should the planned financing be abandoned, the deferred issuance costs will be expensed immediately as a charge to operating expenses in the Consolidated Statement of Operations.
FAIR VALUE MEASUREMENTS
The accounting guidance for fair value measurements and disclosures establishes a three-level fair value hierarchy.
•Level 1 - Inputs are based on quoted prices in active markets for identical assets and liabilities.
•Level 2 - Inputs are based on observable inputs other than quoted prices in active markets for identical or similar assets and liabilities.
•Level 3 - One or more inputs are unobservable and significant.
Financial and nonfinancial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. For additional information, see Note 8 — Fair Value.
GOING CONCERN
The accompanying Consolidated Financial Statements have been prepared assuming that the Company will continue as a going concern. The Company received $153.0 million, $147.0 million, and $838.8 million in exchange for Quantinuum equity securities in December 2023, April 2024, and November 2025, respectively, as discussed in Note 1 — Description of Organization. As of the date of issuance, Management evaluated operations and obligations due within one year and determined the Company has the ability to continue as a going concern.
LEASES
Lessee Accounting
At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. The assessment is based on (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefit from the use of the asset throughout the period, and (3) whether the Company has the right to direct the use of the asset.
All significant lease arrangements are generally recognized at lease commencement. Operating lease right-of-use ("ROU") assets and lease liabilities are recognized at commencement. An ROU asset and corresponding lease liability are not recorded for leases with an initial term of 12 months or less (short-term leases), and the Company recognizes lease expense for these leases as incurred over the lease term.
ROU assets represent the right to use an underlying asset during the reasonably certain lease term and lease liability represent the obligation to make lease payments arising from the lease. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.
Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in determining the lease liability. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred. The operating lease ROU asset also includes any lease payments related to initial direct cost and prepayments and excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.
The present value of lease payments is determined by using the interest rate implicit in the lease, if that rate is readily determinable; otherwise, the Company uses its incremental borrowing rate. The incremental borrowing rate is determined based on the rate of interest that the Company would pay to borrow on a collateralized basis an amount equal to the lease payments for a similar term and in a similar economic environment. The interest rate implicit in lease contracts to calculate the present value is typically not readily determinable. As such, significant management judgment is required to estimate the incremental borrowing rate.
The Company monitors for events or changes in circumstances that require a reassessment of its leases. When a reassessment results in the remeasurement of a lease liability, an adjustment is made to the carrying amount of the corresponding ROU asset.
Lessor Accounting
When the terms of a lease effectively transfers control of the underlying asset, the lease is classified as a sales-type lease. Net investment in lease is recognized when the Company's lease qualify as sales-type lease. The net investment in lease is initially measured at the fair value of the fixed lease payments, discounted at the rate implicit in the lease.
NET EARNINGS PER SHARE
The Company calculates Net loss per share attributable to common stockholders—basic and diluted in conformity with ASC 260, Earnings Per Share. The Company's convertible redeemable preferred stock contains participation features that require the use of the two-class method for the computation of earnings per share. The Company considers all series of convertible redeemable preferred stock to be participating securities as the holders are entitled to receive nonforfeitable dividends on a pari passu basis in the event that a dividend is paid on common stock. The two-class method requires earnings available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all earnings for the period had been distributed. Under the two-class method, the Company does not allocate losses to participating securities as there is no contractual obligation to fund losses.
Basic loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common shares outstanding when the impact is not antidilutive. Potential common shares are calculated using the if-converted method for convertible redeemable preferred stock and the treasury stock method for restricted shares, RSUs, and warrants. For periods in which the Company reports a net loss attributable to common stockholders, all potential common shares are considered antidilutive and are therefore excluded from the computation of diluted net loss per share.
FOREIGN CURRENCY TRANSLATION
Assets and liabilities of the Company's entities operating outside the United States with a functional currency other than U.S. Dollars are translated into U.S. Dollars using year-end exchange rates. Revenue—net, costs and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of Accumulated other comprehensive loss.
GOVERNMENT GRANTS
The Company receives government grants in support of research and development activities that are not associated with a customer-vendor relationship and therefore fall outside the scope of ASC 606. Because there is no authoritative guidance under U.S. GAAP on accounting for government grants received, Quantinuum applies IAS 20, Accounting for Government Grants and Disclosure of Government Assistance by analogy. Government grants are invoiced and Revenue—net is recognized as milestones are achieved and conditions are satisfied.
The Company benefits from using the Research and Development Expenditure Credit ("RDEC") program in the United Kingdom. The credit is recognized as an offset to Research and development expenses—net in the Consolidated Statements of Operations, with a corresponding amount recognized as a tax receivable in Other current assets in the Consolidated Balance Sheets. For the years ended December 31, 2025 and 2024, the Company recognized $1.6 million and $1.3 million of RDEC credit, respectively. The net position of the tax receivable in

Other current assets in the Consolidated Balance Sheets as of December 31, 2025 and 2024 was $4.4 million and $2.8 million, respectively.
NOTE. 3 OTHER CURRENT ASSETS
Other current assets is composed of the following (in thousands):

	December 31,
	2025	2024
Access to quantum computing hardware	$9,141	$8,010
Prepayments to vendors	9,079	4,951
Other receivables	2,422	3,550
Deferred issuance costs	1,741	—
Tax receivable	5,215	4,280
Other	156	590
	$27,754	$21,381
As of December 31, 2024, Other includes idle assets held for sale with a fair value of $0.4 million, in which an impairment of $0.3 million was recognized for the year ended December 31, 2024 within Other expense—net. During the year ended December 31, 2025 the idle assets held for sale were disposed of, for which a loss of $0.4 million was recognized within Other expense—net. There were no idle assets held for sale as of December 31, 2025.
NOTE. 4 PROPERTY AND EQUIPMENT—NET
Property and equipment—net is composed of the following (in thousands):

	December 31,
	2025	2024
Machinery and equipment	$109,533	$109,909
Building improvements	23,675	15,851
Construction in progress	72,275	24,399
	205,483	150,159
Less—Accumulated depreciation	(84,518)	(77,425)
	$120,965	$72,734
Depreciation expense was $18.1 million and $20.0 million for the years ended December 31, 2025 and 2024, respectively, which is included within Cost of revenue, Research and development expenses—net, Sales and marketing expenses, and General and administrative expenses in the Consolidated Statements of Operations.
NOTE. 5 GOODWILL AND OTHER INTANGIBLE ASSETS—NET
The following table summarizes the change in the carrying amount of goodwill (in thousands):

	2025	2024
Goodwill—January 1	$730,083	$740,981
Currency translation adjustment	54,739	(10,898)
Goodwill—December 31	$784,822	$730,083

Other intangible assets are comprised of (in thousands):

	December 31, 2025			December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Determinable life intangibles:
Patents and technology	$80,768	$(41,269)	$39,499	$75,153	$(29,006)	$46,147
Licensed technology	69,952	—	69,952	—	—	—
Customer relationships	5,048	(1,138)	3,910	4,697	(706)	3,991
Trademarks	5,048	(4,127)	921	4,697	(2,900)	1,797
Total	$160,816	$(46,534)	$114,282	$84,547	$(32,612)	$51,935
Identified intangibles are amortized over their expected economic useful lives in proportion with expected future cash flow. The weighted-average amortization period is 8 years for patents and technology, 13 years for licensed technology, 14 years for customer relationships, and 5 years for trademarks. The total weighted-average amortization period for all determinable life intangibles is 10.3 years.
Intangible assets amortization expense was $11.4 million for each of the years ended December 31, 2025 and 2024. Estimated intangible asset amortization expense for each of the next five years approximates $16.7 million in 2026, $15.7 million in 2027, $15.7 million in 2028 and $15.1 million in 2029, $5.7 million in 2030, and 43.0 million thereafter.
In 2024, an unfavorable change to our long-range business plan, a triggering event, required the Company to evaluate our finite-lived intangible asset group. As a result of this identified triggering event, the Company reviewed the recoverability of intangible assets by comparing the carrying amount of the asset grouping to the estimated future undiscounted cash flows. As of December 31, 2024, the Company determined that the carrying amount is fully recoverable and therefore did not record any impairment charge. In 2025, there was no triggering event requiring assessment.
In 2025, the Company entered into a perpetual license agreement for access to intellectual property. Under this agreement, the Company is obligated to pay a license fee of $10.0 million annually for a period of 10 years. At inception, the Company recorded an intangible asset and a corresponding license payable of $70.0 million for the estimated present value of future payments under this licensing agreement. The current portion of license payable are included in Accrued liabilities, and the non-current portion of license payable are included in License payable, non-current portion in the Consolidated Balance Sheets.
NOTE. 6 OTHER ASSETS—NET
Other assets—net is composed of the following (in thousands):

	December 31,
	2025	2024
Right-of-use assets	$10,000	$7,222
Long-term portion of access to quantum computing hardware	—	7,510
Capitalized software—net	1,262	829
Prepayments to vendors	1,495	294
Other	856	811
Total	$13,613	$16,666
Capitalized software—net includes $3.5 million and $3.1 million of accumulated amortization as of December 31, 2025 and 2024, respectively. Amortization expense for capitalized software was $0.3 million and $0.8 million for the years ended December 31, 2025 and 2024, respectively, which are included within Research and development expenses—net and General and administrative expenses in the Consolidated Statements of Operations.
NOTE. 7 ACCRUED LIABILITIES
Accrued liabilities is composed of the following (in thousands):

	December 31,
	2025	2024
Customer advances and deferred income	$6,094	$1,401
Compensation, benefit and other employee related	11,845	8,586
Operating lease liability	3,313	2,556
Tax liabilities	1,943	2,265
Accrued legal and professional services	9,713	2,128
Accrued leasehold improvements in progress	2,478	2,737
Accrued issuance costs	1,741	—
License payable, current portion	4,607	—
Other (primarily operating expenses)	2,624	2,271
	$44,358	$21,944
As of December 31, 2025, accrued professional services include $1.9 million related to a contract which allows for a portion to be settled in equity units contingent upon the closing of an initial public offering. There were no accrued professional services related to this arrangement as of December 31, 2024.
NOTE. 8 FAIR VALUE
Due to their short-term nature, the carrying amounts reported in the Company’s Consolidated Financial Statements approximate the fair value for Cash and cash equivalents, Accounts receivable, Accounts payable, and Accrued liabilities.
The Company utilizes a hybrid method allocation model consisting of probability-weighted scenarios and an option pricing model to calculate the fair value of the warrants at the issuance date, December 22, 2023 and subsequent measurement dates. The change in fair value of $2.9 million and $0.7 million for the years ended December 31, 2025 and 2024, respectively, is recognized in Other expense—net of the Consolidated Statements of Operations.
The estimated fair value of the Warrant liability is determined using Level 3 inputs. Inherent in an option pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The probability of completing an initial public offering or merger and acquisition transaction are based on Management’s current expectation. The expected life of the warrants is assumed to be equivalent to the expected time to liquidity.
The following tables summarize the Company’s Warrant liability balances (in thousands):

	Level 1	Level 2	Level 3
Warrant liability	—	—	38,400

	December 31,
	2025	2024
Warrant liability—January 1	$35,500	$34,800
Warrants issued	—	—
Warrants exercised	—	—
Fair market evaluation	2,900	700
Warrant liability—December 31	$38,400	$35,500
The following table summarizes the assumptions used in estimating the fair value of the Warrant liability for the years ended December 31, 2025 and 2024 (dollars in thousands):

	December 31,
	2025	2024
Probability of completing an initial public offering	70%	50%
Probability of completing a merger and acquisition transaction	30%	50%
Term (in years)	0.5	2
Volatility	65%	65%
Dividend yield	—%	—%
Risk-free rate	3.59%	4.25%

Fair value of warrants	$38,400	$35,500
NOTE. 9 OTHER LIABILITIES
Other liabilities is composed of the following (in thousands):

	December 31,
	2025	2024
Operating lease liabilities	$7,143	$5,075
Asset retirement obligations	284	235
Deferred income	514	—
Other	95	64
	$8,036	$5,374
NOTE. 10 LEASES
LESSEE
The Company's lease portfolio consists of operating leases primarily for office space and research and development sites. The majority of our leases have remaining lease terms of 1-10 years. One lease was entered into as a sublease with Honeywell, refer to the Note 19 — Related Party Transactions for further details. The current portion of operating lease liabilities are included in Accrued liabilities, and the non-current portion of operating lease liabilities are included in Other liabilities in the Consolidated Balance Sheets.

The following table summarizes the Company’s lease costs (in thousands):

	December 31,
	2025	2024
Operating lease cost	$3,205	$2,490
Variable lease cost	3,974	3,085
Short-term lease cost	486	376
Total lease cost	$7,665	$5,951
Supplemental cash flow information related to leases was as follows (in thousands):

	December 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$2,978	$2,829
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$5,380	$1,962
Supplemental balance sheet information related to leases was as follows (in thousands):

	December 31,
	2025	2024
Operating leases:
Other assets—net	$10,000	$7,222
Total assets	10,000	7,222
Accrued liabilities	3,313	2,556
Other liabilities	7,143	5,075
Total operating lease liabilities	$10,456	$7,631

	December 31,
	2025	2024
Weighted-average remaining lease term in years
Operating leases	4.3	3.6
Weighted-average discount rate
Operating leases	3.7%	1.5%

As of December 31, 2025, maturities of operating lease liabilities were as follows (in thousands):

December 31,
2025
2026	$3,638
2027	2,536
2028	2,072
2029	1,160
2030	865
Thereafter	1,102
Total lease payments	11,373
Less - interest	(917)
Total	$10,456
LESSOR
The Company has an agreement with a customer to provide exclusive on premises access to a quantum processing unit, which is classified as a sales-type lease. The lease term is 45 months with fixed quarterly payments.
At lease commencement in 2025, the Company recorded a total $21.6 million in net investment in lease and derecognized the underlying asset. The difference between the carrying amount of the derecognized asset and the net investment in the lease was recognized as a point in time Revenue—net. There is no interest income is accrued over the lease term.
There is no guaranteed or unguaranteed residual value associated with this sales-type lease. The current portion of sales-type lease is included in Net investment in lease, current, and the non-current portion of sales-type lease is included in Net investment in lease, non-current in the Consolidated Balance Sheets.
The lease income were as follow (in thousands):

	December 31,
	2025	2024
Revenue—net	$16,526	$—
Total lease income	$16,526	$—
Supplemental balance sheet information related to sales-type lease was as follows (in thousands):

	December 31,
	2025	2024
Net investment in lease, current portion	$5,773	$—
Net investment in lease, non-current portion	10,102	—
Total assets	$15,875	$—
As of December 31, 2025, future minimum lease payments to be received under the sales-type lease are as follows (in thousands):

2026	$5,773
2027	5,773
2028	4,329
Total future minimum lease payments	$15,875

NOTE. 11 COMMITMENTS AND CONTINGENCIES
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred. No such contingencies were recorded as of December 31, 2025 and 2024.
The Company has entered an agreement to collaborate on certain development activities that requires future payments of $1.8 million and $1.8 million for the years ending 2026 and 2027, respectively.
The Company has entered a software subscription commitment that requires future payments of $0.4 million and $0.5 million for the years ending 2026 and 2027, respectively.
NOTE. 12 CONVERTIBLE REDEEMABLE PREFERRED STOCK
The following tables presents the Company’s authorized and outstanding convertible redeemable preferred stock (in thousands, except per share amounts):

	As of December 31, 2025
	Shares Authorized	Shares Issued and Outstanding	Per Share Issuance Price	Per Share Conversion Price	Carrying Value	Liquidation Value
Series A	31,983,034	23,119,001	$14.31	$14.31	$288,129	$423,540
Series A-1	28,016,966	28,016,966	11.81	11.81	400,978	479,931
Series B	31,753,266	31,336,698	26.77	26.77	824,834	878,368
	91,753,266	82,472,665			$1,513,941	$1,781,839

	As of December 31, 2024
	Shares Authorized	Shares Issued and Outstanding	Per Share Issuance Price	Per Share Conversion Price	Carrying Value	Liquidation Value
Series A	31,983,034	23,119,001	$14.31	$14.31	$288,129	$374,990
Series A-1	28,016,966	28,016,966	11.81	11.81	400,978	375,149
	60,000,000	51,135,967			$689,107	$750,139
The carrying value of the convertible redeemable preferred stock is presented net of issuance costs and discount on conversion of convertible notes. The shares are contingently redeemable upon a liquidation, dissolution or winding up the business, a sale of the Company, or any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company ("Deemed Liquidation Event"), which includes a change in control that is deemed outside of the Company’s control. The convertible redeemable preferred stock is accreted to its redemption value beginning when a Deemed Liquidation Event is determined to be probable, which is assessed by the Company at each reporting period.
The rights, preferences, and privileges of the convertible redeemable preferred stock are as follows:
Dividends – The holders of the convertible redeemable preferred stock are entitled to receive non-cumulative dividends on an as-converted to Class A shares basis, when, and if declared by the Board of Directors. No dividends on convertible redeemable preferred stock have been declared as of December 31, 2025.
Voting – Each share of convertible redeemable preferred stock is entitled to the number of votes equal to that number of Class A shares into which such convertible redeemable preferred stock could be converted.
Liquidation Preference – In the event of a Deemed Liquidation Event, the holders of the then outstanding convertible redeemable preferred stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment to common stockholders, on a pari passu basis. The amount payable per share equals the greater of the applicable original issuance price, plus compounding annual interest of thirteen percent (13%) from the original issuance date (“Minimum Return”), plus any dividends declared but unpaid, or the amount per share that would have been payable had all shares of such series of convertible redeemable preferred stock been converted into Class A shares prior to such event.
Conversion Rights – Each share of convertible redeemable preferred stock is convertible, at the option of the shareholder at any time after the date of issuance into such-number of Class A shares, as determined by dividing the applicable original issue price plus any accrued and unpaid dividends by the applicable conversion price.
Upon the consummation of an initial public offering, a SPAC, or a direct listing, each share of convertible redeemable preferred stock will automatically convert into Class A shares, as determined by dividing the applicable original issue price plus any accrued and unpaid dividends by the applicable conversion price. However, if the value of Class A share in connection with such event is less than the Minimum Return, each share of convertible redeemable preferred stock will automatically convert into Class A shares, as determined by dividing the Minimum Return per share by the value of Class A share in connection with the that same event.
Redemption – The holders of convertible redeemable preferred stock do not have redemption rights and are not mandatorily redeemable. However, in the event of a Deemed Liquidation Event, the holders of such shares may be entitled to receive the applicable liquidation preference amount.
The convertible redeemable preferred stock issued and outstanding or held in the treasury are not liable to further calls of assessments. There are no restrictions on the Company relative to dividends or the repurchase or redemption of Class A Common stock.
Protective rights – Series A and Series B convertible redeemable preferred stock shareholders are entitled to protective rights that require a majority of Series A preferred shareholders to approve certain actions before the Company can execute. Series A-1 convertible redeemable preferred stock shareholders are not entitled to these protective rights.
NOTE. 13 COMMON STOCK
The Company is authorized to issue up to 3,000,000,000 shares of Class A Common stock, with a par value of $0.0001. As of December 31, 2025 and 2024, 300,000,000 shares were issued and outstanding. Class A common shareholders are entitled to receive such dividends as may be declared by the Board of Directors, are entitled to one vote per share, and are entitled, in the event of liquidation, to share ratably in all the assets of the Company which are available for distribution to the Class A common shareholders. Class A common shareholders do not have preemptive or conversion rights. Shares of Class A Common stock issued and outstanding or held in the treasury are not liable to further calls of assessments. There are no restrictions on the Company relative to dividends or the repurchase or redemption of Class A Common stock.
The Company is authorized to issue up to 1 share of Class B Common stock, with a par value of $1. As of December 31, 2025 and 2024, 1 share was issued and outstanding. Class B common shareholders are not entitled to receive such dividends as may be declared by the Board of Directors and are entitled, in the event of liquidation, to receive only the return of par value of the Class B share and shall not otherwise participate in the distribution of assets of the Company which are available to the Class A common shareholders. Class B common shareholders are entitled to such number of votes as provides the holder with fifty-one percent of the aggregate voting rights of the Company. Class B common shareholders do not have preemptive or conversion rights. Shares of Class B Common stock issued and outstanding or held in the treasury are not liable to further calls of assessments. There are no restrictions on the Company relative to dividends or the repurchase or redemption of Class B Common stock.
The Company is authorized to issue up to 5,593,305 shares of Class C Common stock, with a par value of $0.0001. As of December 31, 2025 and 2024, zero shares were issued and outstanding. Class C common shareholders are entitled to receive such dividends as may be declared by the Board of Directors and are entitled, in the event of liquidation, to share ratably in all the assets of the Company which are available for distribution to the Class A common shareholders. Class C shareholders have no right to vote or attend any general meeting of The Company. Class C common shareholders do not have preemptive or conversion rights. Shares of Class C Common stock issued and outstanding or held in the treasury are not liable to further calls of assessments. There are no restrictions on the Company relative to dividends or the repurchase or redemption of Class C Common stock.
NOTE. 14 REVENUE RECOGNITION AND CONTRACTS WITH CUSTOMERS
The Company derives revenue by providing quantum computing products and solutions. Revenue—net is recognized at a point in time or over time depending on the manner in which as the business transfers control of services to customers and revenue is measured as the amount of consideration the Company expects to be entitled in exchange for services rendered.
The following table depicts the disaggregation of revenue by products or services (in thousands):

	Years Ended December 31,
	2025	2024
Specialized quantum computing hardware	$16,526	$—
Cloud platform, research and support services	14,780	23,256
Prioritization incentive payment	(375)	(277)
Total revenue—net	$30,931	$22,979
As of December 31, 2025, specialized quantum computing hardware corresponds to sales-type lease income, as discussed in Note 10 — Leases.
The following table depicts the disaggregation of revenue by timing of transfer of goods or services (in thousands):

	Years Ended December 31,
	2025	2024
Revenue recognized at a point in time	$17,018	$3,882
Revenue recognized over time	13,913	19,097
	$30,931	$22,979
Sales and use taxes collected on behalf of governmental authorities are excluded from revenues. Payment is generally due and received within 30 days or in some instances, payment is made up front. There is no significant financing component included in the Company's contracts with customers.
PERFORMANCE OBLIGATIONS
A performance obligation is a promise in a contract to transfer a distinct service to the customer and is defined as the unit of account. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.
As of December 31, 2025, the remaining performance obligations to which enforceable rights exist are $80.7 million, of which approximately 31% is expected to be recognized as revenue over the next 12 months, 58% is expected to be recognized as revenue in the next two years, 78% is expected to be recognized as revenue in the next three years, and 96% is expected to be recognized as revenue in the next four years. The estimated timing of this revenue is based, in part, on management’s estimates and assumptions regarding when performance obligations will be completed. As a result, the actual timing of revenue recognition in future periods may vary.
Our disclosure of the timing for satisfying the performance obligation is based on the requirements of contracts with customers. However, from time to time, these contracts may be subject to modifications, impacting the timing of satisfying the performance obligations.

CONTRACT BALANCES
The following table summarizes the Company’s contract liability balances (in thousands) :

	December 31,
	2025	2024
Contract liabilities—January 1	$1,401	$4,555
Additions	6,403	1,238
Revenue recognized	(1,196)	(4,392)
Contract liabilities—December 31	$6,608	$1,401
The contract liability as of December 31, 2025 will be recognized as revenue as the quantum computing services are provided to the customer, of which $6.1 million is expected to occur over the next year. $0.5 million of the contract liability is expected to be recognized beyond one year. The contract liability balances are reflected in the Consolidated Balance Sheets as components of Accrued liabilities and Other liabilities.
The following table summarizes the Company's accounts receivable and contract asset balances (in thousands):

	December 31,
	2025	2024	2023
Trade receivables	$3,303	$1,758	$1,065
Contract assets	1,765	2,964	85
Accounts receivable	$5,068	$4,722	$1,150
NOTE. 15 INCOME TAXES
LOSS BEFORE TAXES

Loss before taxes consists of (in thousands):	Years Ended December 31,
	2025	2024
U.S.	$(137,159)	$(102,448)
Non-U.S.	(55,327)	(41,390)
	$(192,486)	$(143,838)
TAX EXPENSE

Tax expense consists of (in thousands):	Years Ended December 31,
	2025	2024
Current
U.S. Federal	$—	$—
U.S. State	5	—
Non-U.S.	70	233
	$75	$233
Deferred:
U.S. Federal	$—	$—
U.S. State	—	—
Non-U.S.	—	—
	—	—
	$75	$233

The federal statutory income tax rate is reconciled to our effective income tax rate as follows:

	Years Ended December 31,
	2025	2024
Federal statutory tax rate	—%	—%
Foreign tax rate differential	7.2%	7.2%
Changes in valuation allowance	(7.1)%	(7.2)%
Research and development credit	—%	—%
Nondeductible expenses	(0.1)%	(0.2)%
	—%	(0.2)%
The Company’s effective tax rate was 0.0% and (0.2)% in for the years ended December 31, 2025 and 2024, respectively, primarily due to a valuation allowance established against the net deferred tax assets that are not more likely than not to be realized. U.S. tax rate reflects 0.0% as the US subsidiary is a flow-through entity that does not incur U.S. Federal corporate income tax.
DEFERRED TAX ASSETS (LIABILITIES)
The tax effects of temporary differences and tax carryforwards which give rise to future income tax benefits and payables are as follows (in thousands):

	December 31,
Deferred tax assets:	2025	2024
Net operating losses	$54,546	$40,799
Lease liabilities	1,130	857
Tax credit carryforward	—	—
Other, net	—	—
Gross deferred tax assets	55,676	41,656
Valuation allowance	(54,144)	(40,400)
Total deferred tax assets,	$1,532	$1,256
Deferred tax liabilities:
Property and equipment—net	$(447)	$(404)
Right-of-use-asset	(1,085)	(852)
Total deferred tax liabilities	(1,532)	(1,256)
Net deferred tax liability	$—	$—
The gross deferred tax assets include $54.5 million and $40.8 million primarily related to the United Kingdom net operating losses for the years ended December 31, 2025 and 2024, respectively, with no expiration. The Company maintains a valuation allowance against the net deferred tax assets. The change in the valuation allowance resulted in an increase of $13.7 million and $11.2 million to income tax expense for the years ended December 31, 2025 and 2024, respectively. In the event the Company determines the net deferred tax assets will be able to be realized in the future, the Company will decrease the recorded valuation allowance through a reduction to income tax expense in the period that such determination is made.
Realization of deferred tax assets is based, in part, on the Company’s judgment and various factors including reversal of deferred tax liabilities, and the Company’s ability to generate future taxable income in jurisdictions where such assets have arisen and potential tax planning strategies. Valuation allowances are recorded in order to reduce the deferred tax assets to the amount expected to be realized in the future.
As of December 31, 2025 and 2024, there were no unrecognized tax benefits that if recognized would be recorded as a component of Tax expense.

Estimated interest and penalties related to the underpayment of income taxes is classified as a component of Tax expense in the Consolidated Statements of Operations. There were no accrued interest and penalties as of December 31, 2025 and 2024.
NOTE. 16 NET EARNINGS PER SHARE
The following table presents the calculation of basic and diluted net loss per share attributable to common shareholders (in thousands, except per share data):

	Years Ended December 31,
	2025	2024
Numerator:
Net loss attributable to common shareholders	$(192,561)	$(144,071)
Denominator:
Weighted average shares used in computing net loss per share attributable to common stockholders - basic and diluted	300,000,001	300,000,001
Net loss per share attributable to common shareholders - basic and diluted	$(0.64)	$(0.48)
The Company excluded the following potential dilutive securities from the computation of diluted net loss per share as the effect would have been anti-dilutive (in thousands):

	Years Ended December 31,
	2025	2024
Series A convertible redeemable preferred stock	23,119	23,119
Series A-1 convertible redeemable preferred stock	28,017	28,017
Series B convertible redeemable preferred stock	31,337	—
Warrants to purchase preferred stock	6,988	6,988
Total	89,461	58,124
In addition to the securities above, as of December 31, 2025 and 2024, the Company had outstanding 1,105,746 and 1,030,746 restricted stock units, respectively and 317,470 of RSUs as of December 31, 2025 and 2024 which were not included in the computation of diluted net loss per share as the necessary performance conditions for vesting had not been satisfied as of the end of the periods presented.
NOTE. 17 STOCK-BASED COMPENSATION
Parent Plan
Honeywell maintains a stock-based incentive plan (the "Parent Plan") for the benefit of certain officers, directors and employees, including the employees of the Company. All awards granted to employees of the Company under the Parent Plan consist of Honeywell's restricted stock units.
In connection with the hiring of the President and Chief Executive Officer in January 2023, Honeywell granted a sign-on award under the Parent Plan. This award consists of 3,966 shares of Honeywell RSUs with a grant-date fair value of $0.8 million. These RSUs were fully vested on the first anniversary of the grant date and were payable in Honeywell’s Common stock upon vesting.
As this award consists of Honeywell shares to an employee of the Company, it is accounted for by the Company as a capital contribution from Honeywell. The total Stock compensation expense recognized by the company was $0.1 million for the years ended December 31, 2024 and no related future income tax benefit was recognized. As of December 31, 2024, this award was fully vested.

Parent-Quantinuum Plan
On November 29, 2021 Honeywell announced an additional stock-based incentive plan (“Parent-Quantinuum Plan”) for eligible Quantinuum employees to receive awards of Quantinuum equity shares which will be granted upon a qualifying liquidity event. Upon such an event, Honeywell will grant these awards to employees of the Company from the pool of existing Class A Common stock that Honeywell owns. As of December 31, 2025 no awards had been granted under the Parent-Quantinuum Plan, however the provisions call for vesting to begin upon the date of adoption.
Series A Common Stock Pool Plan
In March 2022, the Company's Board of Directors authorized and approved a pool of Series A Common stock for employees to be issued upon a qualifying liquidity event. The Board of Directors resolved to create a pool for promissory RSUs equivalent to an aggregate of 19,193,039 Class A Common stock.
Minority Shareholder Plan
For the year ended December 31, 2024, the Company recognized $0.3 million of compensation expense related to stock option awards that were granted to certain Quantinuum employees by the minority shareholder. These expenses are included within General and administrative expenses and Research and development expenses—net in the Consolidated Statements of Operations. At December 31, 2024 the stock option awards were fully vested. Refer to Note 19 — Related Party Transactions for further details.
Quantinuum 2023 Equity Incentive Plan
On December 20, 2023, the Company’s Board of Directors approved a stock-based incentive plan (“Quantinuum 2023 Equity Incentive Plan”) for eligible Quantinuum employees. The Quantinuum 2023 Equity Incentive Plan authorizes the grant of awards, including stock options, restricted shares and RSUs, covering issuances of up to 5,593,305 of Class C Common stock.
The following table is a summary of the restricted shares awards activity under the Quantinuum 2023 Equity Incentive Plan and related information for the years ended December 31, 2025 and 2024:

	2025		2024
	Number of Shares	Weighted-Average Grant-Date Fair Value	Number of Shares	Weighted-Average Grant-Date Fair Value
Outstanding and unvested—January 1	1,030,746	$6.48	856,043	$6.59
Granted	75,000	14.92	174,703	5.97
Vested	—	—	—	—
Forfeited	—	—	—	—
Outstanding and unvested—December 31	1,105,746	$7.06	1,030,746	$6.48
The following table is a summary of the RSU awards activity under the Quantinuum 2023 Equity Incentive Plan and related information for the years ended December 31, 2025 and 2024:

	2025		2024
	Number of Shares	Weighted-Average Grant-Date Fair Value	Number of Shares	Weighted-Average Grant-Date Fair Value
Outstanding and unvested—January 1	317,470	$6.59	317,470	$6.59
Granted	—	—	—	—
Vested	—	—	—	—
Forfeited	—	—	—	—
Outstanding and unvested—December 31	317,470	$6.59	317,470	$6.59

The RSUs and restricted stock vest subject to a dual-contingency structure, requiring the satisfaction of both a service or annual performance condition and a liquidity event condition. The service-based vesting condition and the annual performance-based vesting condition, which is tied to the achievement of corporate objectives, are satisfied over a period of four years. The liquidity event condition is an additional performance condition that will be satisfied upon a qualifying liquidity event.
For the restricted shares and RSUs subject to the annual performance-based vesting condition, an accounting grant date is only established when key terms and conditions of the awards are communicated to the employees. As of December 31, 2025, 3,167,246 of restricted shares and 952,411 of RSUs had no accounting grant date as the annual performance conditions were not yet communicated.
As of December 31, 2025 and 2024, no Stock compensation expense was recognized for any restricted shares and RSUs under the Quantinuum 2023 Equity Incentive Plan, as the qualifying liquidity event which would satisfy the liquidity event condition was not probable. The total unrecognized stock-based compensation expense relating to restricted shares was $7.8 million. Of that amount, $5.8 million relates to awards for which the service-based or annual performance based vesting conditions had been satisfied or partially satisfied as of December 31, 2025, calculated using the accelerated attribution method.
The total unrecognized Stock compensation expense relating to RSUs as of December 31, 2025 was $2.1 million. Of that amount, $2.0 million relates to awards for which the service-based or annual performance-based vesting condition had been satisfied or partially satisfied as of December 31, 2025, calculated using the accelerated attribution method.
NOTE. 18 SEGMENTS AND GEOGRAPHIC AREAS – FINANCIAL DATA
The Company operates as one operating segment managed on a consolidated basis. The financial information regularly reviewed by the CODM is presented on the same basis as the Company’s Consolidated Financial Statements. The measure of profit or loss used by the CODM to allocate resources and assess performance is consolidated net loss. There are no significant expense categories provided to the CODM beyond those disclosed in the Consolidated Statements of Operations.
The CODM relies on consolidated net loss as a comprehensive measure of the Company's performance, considering all revenues and expenses, including Cost of revenue, Research and development expenses—net, Sales and marketing expenses, and General and administrative expenses, to assess the Company’s overall performance and inform strategic decisions. The Company's core technology, research and development, and service platforms are managed centrally and deployed globally to serve customers in various geographic locations. A measure of segment assets is not disclosed because the CODM does not regularly review asset information for purposes of allocating resources or assessing performance. The CODM also reviews forward-looking information contained in budgets and operating plans to manage operations and allocate resources.
As the Company operates as a single operating segment, all required financial information can be found in the Consolidated Financial Statements.

The following table sets forth the Revenue—net and long-lived assets by geographic area (in thousands):

	Years Ended December 31,
	2025		2024
	Revenue—net[1]	Long-Lived Assets[2]	Revenue—net[1]	Long-Lived Assets[2]
USA	$7,659	$118,920	$5,586	$66,053
UK	2,206	1,787	2,604	1,618
Japan	18,763	138	14,616	5,063
Singapore	2,303	120	—	—
Other International	—	—	173	—
	$30,931	$120,965	$22,979	$72,734
__________________
1.Revenue—net are classified according to their country of origin.
2.Long-lived assets are comprised of Property and equipment—net.
NOTE. 19 RELATED PARTY TRANSACTIONS
For the years ended December 31, 2025 and 2024, the Company recorded $0.9 million and $0.2 million, respectively, of gross Revenue—net from Honeywell for research projects and software subscription. For the year ended December 31, 2025, $0.5 million of gross Revenue—net from Honeywell relates to contract assets.
The Company purchased $4.1 million and $3.2 million of products and services from Honeywell for the years ended December 31, 2025 and 2024, respectively.
As of December 31, 2025 and 2024, outstanding balances due to Honeywell for all transactions were $1.3 million and $0.8 million, respectively; balances due from Honeywell for all transactions were $0.6 million and $0.5 million, respectively.
TRANSITION SERVICE AGREEMENT
In connection with the Business Combination, the Company and Honeywell entered into a transition service agreement ("TSA") in which certain services performed by Honeywell will be cash settled by the Company. For the years ended December 31, 2025 and 2024, the Company was charged $0.7 million and $0.4 million, respectively, of corporate expenses which are required to be cash-settled to Honeywell.
OTHER RELATED PARTY TRANSACTIONS
The Company utilizes Honeywell’s facilities for fabrication of ion traps, a component of the quantum computers. In November 2021, the Company entered into a Strategic Services and Supply Agreement with Honeywell to continue the fabrication of ion traps. The agreement term is ten years and includes reimbursement of labor and materials upon mutually agreed statements of work throughout the term and a prioritization incentive payment not exceeding 1.5% applied to annual revenues generated by the H-series quantum hardware. The Company incurred $0.4 million and $0.3 million of incentive for the years ended December 31, 2025 and 2024, respectively, which are reflected as a reduction of Revenue—net in the Consolidated Statements of Operations. For the years ended December 31, 2025 and 2024, the Company incurred $3.3 million and $3.0 million, respectively, of fabrication costs which are required to be cash-settled to Honeywell. As of December 31, 2025 and 2024, outstanding balances due to Honeywell for fabrication costs were $0.2 million and $0.3 million, which are included in Due to Honeywell in the Consolidated Balance Sheets.
The Company has a sublease agreement with Honeywell to rent a portion of a building at Broomfield, Colorado for 5 years. In connection with this sublease, as of December 31, 2025 and 2024, the Company has included $1.7 million and $1.1 million, respectively, as the right-of-use asset, $0.6 million and $0.6 million, respectively as the current portion of operating lease liabilities, $1.2 million and $0.6 million, respectively, as the non-current portion of operating lease liabilities in the Consolidated Balance Sheets. For the years ended December 31, 2025 and 2024, the

Company recognized $0.6 million and $0.6 million, respectively, of operating lease cost $2.1 million and $1.8 million, respectively, of variable lease cost in the Consolidated Statements of Operations.
On December 22, 2023, the Company entered into a SPA to issue Series A convertible redeemable preferred stock in exchange for Quantinuum equity securities. In December 2023 Honeywell invested $50.0 million for 3,494 thousand shares in relation to this event. Refer to Note 12 — Convertible Redeemable Preferred Stock for further details. On April 4, 2024, Honeywell invested an additional $76.0 million for 5,311 thousand shares to close out the funding round.
On August 15, 2025, the Company entered into a SPA to issue Series B convertible redeemable preferred stock in exchange for Quantinuum equity securities. In August 2025, Honeywell invested $350.0 million for 13,075 thousand shares in relation to this event. Refer to Note 12 — Convertible Redeemable Preferred Stock for further details.
The Company recognized compensation expense related to stock option awards that were granted to certain Quantinuum employees by Honeywell and the minority shareholder. Refer to Note 17 — Stock-Based Compensation for further details.
The monitoring and execution of risk management policies related to foreign currency risks, which are based on Honeywell’s risk management philosophy, are provided by Honeywell as a service to the Company under the TSA. All derivative financial instruments are therefore recorded on Honeywell's Balance Sheet as assets or liabilities and measured at fair value. The changes in fair values of the derivatives are offset by changes in the fair value of the underlying foreign currency transaction and recognized in the Company's earnings in the Consolidated Statements of Operations within Other expense—net.
NOTE. 20 SUBSEQUENT EVENTS
In preparing the Consolidated Financial Statements, the Company has evaluated the events and transactions for their recognition or disclosure subsequent to December 31, 2025, and through March 30, 2026, the date the Consolidated Financial Statements were available for issuance.
In January 2026, the Company extended an existing lease agreement for office and research and development space in Broomfield, Colorado. The term of the lease extension is 90 months. The lease includes a tenant improvement allowance of up to $1.1 million and total minimum lease payments are $12.6 million, inclusive of an annual escalation of 3%. The Company has the option to extend the lease term for two consecutive renewal terms of three years each.
In March 2026, the Company entered into a Strategic Services and Supply Agreement with Honeywell Aerospace Inc. ("AERO"), a related party, under which AERO will provide goods, services, and deliverables in relation to the fabrication of ion traps. The agreement has an initial term of 10 years, with automatic 5-year renewals.

Shares
Class A Common Stock
           , 2026

J.P. Morgan	Morgan Stanley

Jefferies	Evercore ISI

Through and including              , 2026 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Class A common stock being registered. All amounts are estimates except for the Securities and Exchange Commission (the “SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the Nasdaq listing fee.

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous expenses		*
Total	$	*
__________________
*To be completed by amendment.
Item 14. Indemnification of Directors and Officers
Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee, or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. Article 9 of the registrant’s amended and restated certificate of incorporation provides for indemnification by the registrant of its directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered into indemnification agreements with each of its current directors, executive officers, and certain other officers to provide these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.
Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in the case of directors, for unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions, or (iv) for any transaction from which the director or officer derived an improper personal benefit, provided that officers may not be indemnified for actions by or in the right of the corporation. The registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the registrant with respect to payments that may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.
Item 15. Recent Sales of Unregistered Securities
The following sets forth information regarding all unregistered securities sold by us since January 1, 2023:
On January 20, 2026, the registrant issued 1,000 shares of the registrant’s common stock, par value $0.00001 per share, to Honeywell International Inc. for $0.01. Such shares of common stock will be redeemed upon the consummation of this offering. The issuance of such shares of common stock was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.
Item 16. Exhibits and Financial Statement Schedules
(a)Exhibits
The following documents are filed as exhibits to this registration statement.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation of Quantinuum Inc., as in effect prior to the consummation of the Transactions.
3.2*	Form of Amended and Restated Certificate of Incorporation of Quantinuum Inc., to be in effect upon the consummation of the Transactions.
3.3*	Bylaws of Quantinuum Inc., as in effect prior to the consummation of the Transactions.
3.4*	Form of Amended and Restated Bylaws of Quantinuum Inc. to be in effect upon the consummation of the Transactions.
4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock.
5.1*	Opinion of Latham & Watkins LLP.
10.1*	Form of Tax Receivable Agreement, to be effective upon the consummation of the Transactions.
10.2*	Form of Amended and Restated Limited Liability Company Agreement of Quantinuum Holdings, to be effective upon the consummation of the Transactions.
10.3*	Form of Registration Rights Agreement, to be effective upon the consummation of the Transactions.
10.4#*	2026 Incentive Award Plan.
10.5#*	Form of Option Agreement under 2026 Incentive Award Plan.
10.6#*	Form of Restricted Stock Unit Award Agreement under 2026 Incentive Award Plan.
10.7#*	Non-Employee Director Compensation Program.
10.8#*	Quantinuum 2023 Equity Incentive Plan.
10.9#*	Quantinuum Management Incentive Plan.
10.10#*	Restricted Share Award Agreement, by and between Quantinuum and Rajeeb Hazra, dated December 20, 2023.
10.11#*	Restricted Share Award Agreement, by and between Quantinuum and Rajeeb Hazra, dated February 14, 2024.
10.12#*	Offer Letter, by and between Quantinuum and Rajeeb Hazra, dated January 19, 2023.
10.13*	Form of Indemnification Agreement.
21.1*	List of Subsidiaries.
23.1*	Consent of Deloitte & Touche LLP, as to Quantinuum.
23.2*	Consent of Latham & Watkins LLP (contained in its opinion filed as Exhibit 5.1 hereto).
24.1*	Power of Attorney (included on the signature page of the initial filing of the Registration Statement).
107*	Filing Fee Table.
__________________
*To be filed by amendment.
#       Indicates management contract or compensatory plan.
(b)All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.
Item 17. Undertakings
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Broomfield, State of Colorado, on the day of                 , 2026.

QUANTINUUM INC.

By:
Dr. Rajeeb Hazra
President and Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Rajeeb Hazra and Kaniah Konkoly-Thege, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President and Chief Executive Officer (Principal Executive Officer)	, 2026
Dr. Rajeeb Hazra

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2026

	Director	, 2026

	Director	, 2026

	Director	, 2026

	Director	, 2026

	Director	, 2026

	Director	, 2026